Wisconsin Energy Corporation


11006325

Transform the energy infrastructure of the region ✓

Become an industry leader in customer satisfaction ✓

Deliver superior shareholder returns ✓

For what's next —
turn the page

2010 Annual Report
Notice of 2011 Annual Meeting and Proxy Statement



On June 26, 2010, Peggy and Dennis Reis of Adell, Wis., lost power when a large tree fell and damaged a power line that serves their farm. As they assessed the situation, local firefighters said the Reis family could be without power for days. But We Energies Troubleshooter John Balistreri found a way to restore their service in less than an hour.

"What I want to tell you is how impressed I am with your people. They get here as quickly as possible and they have a 'can do' attitude. It is so comforting to deal with a company that has such professional, courteous, positive, well-trained, competent people." Peggy Reis

FINANCIAL HIGHLIGHTS


EARNINGS PER SHARE – CONTINUING OPERATIONS
$3.00
$3.19
$3.84
'08
'09
'10


DIVIDENDS PER SHARE[a]
$1.08
$1.35
$1.60
'08
'09
'10


YEAR-END DEBT TO TOTAL CAPITAL[b]
55.5%
55.2%
54.1%
'08
'09
'10

a. The quarterly dividend was increased from 40 cents per share to 52 cents per share in the first quarter of 2011. The dividend does not reflect the two-for-one stock split distributed on March 1, 2011. The quarterly dividend is equal to 26 cents a share after the March 1, 2011, two-for-one stock split.

b. Attributes $250 million of the $500 million aggregate principal amount of 2007 Series A Junior Subordinated Notes to common equity. A majority of the rating agencies currently attribute at least 50% common equity to these securities. For further explanation, see page F-18.

TOP-RANKED RETURNS FOR SHAREHOLDERS

Wisconsin Energy delivered a total return for the five-year period ended Sept. 30, 2010, that was the best among its peers in the electric utility industry. For its achievement, the company was honored with the Edison Electric Institute's Index Award in the large utility category.


Wisconsin Energy Corporation
EEI Index Award
Outstanding Stock Performance
For
Shareholder-Owned Electric Utilities
Oct. 05 - Sept. 10
Large Market Capitalization Category



GALE E. KLAPPA

Chairman, President and Chief Executive Officer

TO OUR STOCKHOLDERS,

It began with an urgent need. Wisconsin was short power. As the 1990s drew to a close with threats of brownouts and blackouts, it was clear that the state had too little generating capacity and too few transmission lines. Out of that need was born a plan called Power the Future — a plan to transform the energy infrastructure of the region.

The major elements of our Power the Future plan are complete.

Today, more than a decade after the concept was first proposed, I'm pleased to report that the major elements of our Power the Future plan are complete.

The road has not been an easy one. As you may recall, it included a detour to the Wisconsin Supreme Court, where our permits to build the centerpiece of the plan — two state-of-the-art coal-fired units at our Oak Creek site — were reinstated after a seven-month delay. Through legal issues, design challenges, and even the snowiest winter in modern time, our staff and contractors persevered.

Today, the results are clear. We **have** transformed the region's energy supply network by building more than 2,400 megawatts of modern, efficient generation that will support jobs and economic growth for years to come. We have 50 percent more generating capacity today than we did a decade ago. But our emissions of sulfur dioxide, nitrogen oxide, and mercury will be 70 percent less. Those statistics speak volumes about the efficiency of our new power plants and the effectiveness of the environmental controls that we've added to our existing units.

We've also made great strides toward our goal of becoming the industry leader in customer satisfaction. And — by any measure — we've consistently delivered superior returns for our stockholders.

As we enter 2011, the company stands at a very positive inflection point. There's more work to do... more growth to come...more value to be created. I'll write more about our future in a moment, but first, a recap of an exceptional 2010.

The year brought encouraging signs of a return to economic growth across Wisconsin and the Upper Peninsula of Michigan — a region known for its strong manufacturing and industrial base. After a dismal 2009, electricity use by our industrial customers grew by nine percent. Household energy use also rose during 2010 as warm, humid summer temperatures blanketed the Midwest.

Higher energy sales, effective cost controls, and the completion of Unit 1 at the Oak Creek expansion led to record earnings. Net income from continuing operations reached $454 million or $3.84 a share. Cash flow was strong, and we ended 2010 with our debt to total capital at 54.1 percent — better than plan and better than year-end 2009.

The financial markets responded positively to our continued progress. The market value of the company continued to grow — surpassing $7 billion for the first time. In fact, Wisconsin Energy stock hit 45 new all-time trading highs during 2010. Our share price ended the year 18.1 percent higher than at the close of 2009.

Once again, our total shareholder return outpaced — by a significant margin — the return you would have earned by investing in the Dow Jones Industrials, the S&P 500, the NASDAQ, or any of the major utility indexes. It's also interesting to note that for 2010, Wisconsin Energy ranked first in total return among the nation's 20 most valuable electric utilities.

Our shareholder returns for the past five years tell an equally positive story. The table below provides you with the details.

TOTAL SHAREHOLDER RETURN*
Five-Year Performance (2006-2010)

WISCONSIN ENERGY	**71.3%**
Dow Jones Industrial Average	23.5%
S&P 500 Index	12.0%
NASDAQ Composite Index	25.9%
Philadelphia Utility Index	20.8%
S&P 500 Electric Utility Index	20.3%

*Stock price appreciation plus reinvested dividends.

As we began 2011, our board of directors voted to raise the quarterly dividend to 52 cents a share — effective with this year's first-quarter payment. This represents an increase of 30 percent over the previous quarterly rate and raises the annual dividend to $2.08 a share.

At their January meeting, the directors also authorized a two-for-one stock split — the company's first stock split since 1992. (The quarterly dividend rate will be equal to 26 cents a share after the March 1, 2011, stock split.)

The board's actions were made possible by the company's long-term performance in delivering value to our customers and stockholders. The stock split also reflects our goal of maintaining a market price for our shares that is attractive to a broad range of institutional and individual investors. Our new dividend policy targets a payout ratio of 50 to 55 percent of earnings going forward.

STAYING FOCUSED ON CUSTOMER SATISFACTION

Each day is dedicated to satisfying our customers — to providing the best in customer service — because that's what enduring and successful companies do. Our goal is to become the industry leader in customer satisfaction. We made strides toward that goal again in 2010, posting our best customer satisfaction ratings of the past decade, and probably our best ratings ever.

In a benchmarking study of customer satisfaction, We Energies ranked best in Wisconsin and in the top quartile nationally.

Also, in a benchmarking study of customer satisfaction among the largest customers of utilities across the country, We Energies ranked the best in Wisconsin and in the top quartile nationally. This annual survey of the 60 largest utilities measures performance in critical areas such as energy efficiency, account management, reliability, price, handling of customer contacts, and company reputation.


Dramatic improvement in environmental performance from 2000 to 2013
Power plant capacity
50%
Emissions of nitrogen oxide
sulfur dioxide
mercury
70%

POWER THE FUTURE UPDATE

As I mentioned earlier in this letter, the major elements of our Power the Future plan are now complete. The final milestone came in the early morning hours of January 12 when Unit 2 of the Oak Creek expansion passed its final performance tests and began commercial operation. Of course, we still have much to achieve at Oak Creek. In particular, we'll focus in the year ahead on the reliability of the new units. To that end, I'm pleased to report that Unit 1 of the Oak Creek expansion achieved an average availability during November, December, and January in excess of 93 percent — and continues to operate very well.

TURNING THE PAGE

As we turn the page, where do we go from here? Of course, delivering customer satisfaction and shareholder value remain our overriding goals. But with the major construction projects of Power the Future behind us, our focus now shifts to environmental upgrades at several of our generating units, strengthening our distribution network, and developing renewable energy projects to meet the state standards for 2015 and beyond.

A prime example: We're investing approximately $900 million to upgrade the air quality controls for our older coal-fueled units at Oak Creek. This is the second largest project in our history. Construction is approximately 70 percent complete. We're on time and on budget, and we expect the work to be finished in 2012.

Our principal utility, We Energies, has more than 45,000 miles of electric distribution lines, 350 electrical substations in Wisconsin and the Upper Peninsula of Michigan, and more than 20,000 miles of natural gas main in Wisconsin. We serve more than

1.1 million electric and 1 million natural gas customers in a service area that spans some 22,000 square miles. To maintain the high-quality, reliable service our customers expect and deserve, we plan to invest more than $400 million a year for the next several years to upgrade and renew our aging infrastructure.

RENEWABLE ENERGY INVESTMENTS

Investing in renewable energy projects is another component of our growth plan. We're well under way on our next major addition — the Glacier Hills Wind Park. In January of 2010, the Public Service Commission of Wisconsin approved our request to build up to 90 wind turbines on 17,300 acres of farm land about 45 miles northeast of Madison. Each turbine will have a capacity of 1.8 megawatts — bringing the total generating capacity at the site to 162 megawatts.

When finished, Glacier Hills will be the largest wind generation facility in Wisconsin.

Last year, we built the access roads and foundations needed to support the turbines, which are scheduled to begin arriving this spring. Installation of the wind towers and the sophisticated electronics will take place throughout the summer. And full commercial operation is expected by the end of 2011. When finished, Glacier Hills will eclipse our Blue Sky Green Field Energy Center as the largest wind generation facility in Wisconsin. We expect to invest $367 million at Glacier Hills. The project is on schedule and on budget.

We believe that diversification of our renewable energy supply is an important objective. That's one of the reasons we have partnered with Domtar Corporation to propose a 50-megawatt cogeneration plant — to be fueled with biomass — at a Domtar paper mill site in northern Wisconsin. The site is close to significant forest lands that are harvested in a sustainable manner — yielding the wood waste needed to power the plant.

As of this writing, we have received all of the local permits necessary to move forward, and the Wisconsin Public Service Commission has indicated it will make a final decision on our proposal in March. If the decision is favorable, we could begin construction later this spring. Our investment in this project is projected to be $255 million, with a targeted in-service date of late 2013.

LOOKING AHEAD

In looking to the future, I'm reminded of a phrase that has been attributed to Green Bay's legendary football coach, Vince Lombardi. In exhorting his players, he explained a wonderful fact about human endeavor — that if you relentlessly pursue perfection, you just might catch excellence. In the year ahead, I can promise you that at Wisconsin Energy, we will continue to pursue perfection for our customers and our stockholders.

On behalf of our entire management team, thank you for your confidence and support.

Sincerely,



Gale E. Klappa
Chairman, President and Chief Executive Officer
March 8, 2011

OAK CREEK EXPANSION

Unit 2 of the Oak Creek Expansion was placed into service in January 2011. Unit 1 was completed and began serving customers in February 2010. The two 615-megawatt units are among the cleanest and most efficient coal-fired power plants in the country.







GLACIER HILLS

Access roads and foundations were completed in 2010 for the Glacier Hills Wind Park. Turbines are expected to begin arriving this spring. Located about 45 miles northeast of Madison, Glacier Hills is scheduled for completion by the end of this year. The 90-turbine site will be the largest wind generation facility in Wisconsin.



We are investing approximately $900 million to improve the environmental performance of the existing units at our Oak Creek Power Plant. The new controls are expected to cut SO_2 emissions by 80 to 90 percent and NO_x emissions by 60 to 70 percent. Construction is scheduled for completion by the end of 2012.

WISCONSIN ENERGY CORPORATION (NYSE: WEC) is one of the nation's premier energy companies with more than $13 billion of assets and a diversified portfolio of businesses engaged in electric generation and the distribution of electricity, natural gas and steam.

Wisconsin Energy's principal utility, We Energies, serves more than 1.1 million electric customers in Wisconsin and Michigan's Upper Peninsula and more than 1 million natural gas customers in Wisconsin. The company's other major subsidiary, We Power, designs, builds and owns electric generating plants.

Headquartered in Milwaukee, Wisconsin Energy is a component of the S&P 500 with approximately 4,600 employees and 44,700 stockholders of record.

ELECTRIC CUSTOMERS AS OF DEC. 31, 2010: 1,120,200



We Energies
Electric Service Areas

NATURAL GAS CUSTOMERS AS OF DEC. 31, 2010: 1,064,500



We Energies
Natural Gas Service Areas

2010 ANNUAL FINANCIAL STATEMENTS AND REVIEW OF OPERATIONS

Wisconsin Energy Corporation

TABLE OF CONTENTS

DEFINITION OF ABBREVIATIONS AND INDUSTRY TERMS

The abbreviations and terms set forth below are used throughout this report and have the meanings assigned to them below:

Primary Subsidiaries

We Power	W.E. Power, LLC
Wisconsin Electric	Wisconsin Electric Power Company
Wisconsin Gas	Wisconsin Gas LLC

Significant Assets

OC 1	Oak Creek expansion Unit 1
OC 2	Oak Creek expansion Unit 2
PWGS	Port Washington Generating Station
PWGS 1	Port Washington Generating Station Unit 1
PWGS 2	Port Washington Generating Station Unit 2

Other Affiliates

ATC	American Transmission Company LLC
ERGSS	Elm Road Generating Station Supercritical, LLC
ERS	Elm Road Services, LLC
Minergy	Minergy LLC
WECC	Wisconsin Energy Capital Corporation
Wispark	Wispark LLC
Wisvest	Wisvest LLC

Federal and State Regulatory Agencies

DOE	United States Department of Energy
EPA	United States Environmental Protection Agency
FERC	Federal Energy Regulatory Commission
IRS	Internal Revenue Service
MPSC	Michigan Public Service Commission
PSCW	Public Service Commission of Wisconsin
SEC	Securities and Exchange Commission
WDNR	Wisconsin Department of Natural Resources

Environmental Terms

Act 141	2005 Wisconsin Act 141
BART	Best Available Retrofit Technology
BTA	Best Technology Available
CAA	Clean Air Act
CAIR	Clean Air Interstate Rule
CAMR	Clean Air Mercury Rule
CATR	Clean Air Transport Rule
CAVR	Clean Air Visibility Rule
CO_2	Carbon Dioxide
FIP	Federal Implementation Plan
MACT	Maximum Achievable Control Technology
NAAQS	National Ambient Air Quality Standards
NOV	Notice of Violation
NO_x	Nitrogen Oxide
$PM_{2.5}$	Fine Particulate Matter
RACT	Reasonably Available Control Technology
SIP	State Implementation Plan
SO_2	Sulfur Dioxide
VOC	Volatile Organic Compounds
WPDES	Wisconsin Pollution Discharge Elimination System

The abbreviations and terms set forth below are used throughout this report and have the meanings assigned to them below:

Other Terms and Abbreviations

AQCS	Air Quality Control System
ARRs	Auction Revenue Rights
Bechtel	Bechtel Power Corporation
Compensation Committee	Compensation Committee of the Board of Directors
CPCN	Certificate of Public Convenience and Necessity
Edison Sault	Edison Sault Electric Company
Energy Policy Act	Energy Policy Act of 2005
ERISA	Employee Retirement Income Security Act of 1974
Exchange Act	Securities Exchange Act of 1934, as amended
Fitch	Fitch Ratings
FTRs	Financial Transmission Rights
GCRM	Gas Cost Recovery Mechanism
GDP	Gross Domestic Product
Guardian	Guardian Pipeline L.L.C.
Junior Notes	Wisconsin Energy's 2007 Series A Junior Subordinated Notes due 2067 issued in May 2007
LLC	Limited Liability Company
LMP	Locational Marginal Price
LSEs	Load Serving Entities
MISO	Midwest Independent Transmission System Operator, Inc.
MISO Energy Markets	MISO Energy and Operating Reserves Market
Moody's	Moody's Investor Service
NYMEX	New York Mercantile Exchange
OTC	Over-the-Counter
Plan	The Wisconsin Energy Corporation Retirement Account Plan
Point Beach	Point Beach Nuclear Power Plant
PSEG	Public Service Enterprise Group
PTF	*Power the Future*
PUHCA 2005	Public Utility Holding Company Act of 2005
RCC	Replacement Capital Covenant dated May 11, 2007
RSG	Revenue Sufficiency Guarantee
RTO	Regional Transmission Organization
Settlement Agreement	Settlement Agreement and Release between ERS and Bechtel effective as of December 16, 2009
S&P	Standard & Poor's Ratings Services
WPL	Wisconsin Power and Light Company, a subsidiary of Alliant Energy Corp.

Measurements

Btu	British Thermal Unit(s)
Dth	Dekatherm(s) (One Dth equals one million Btu)
kW	Kilowatt(s) (One kW equals one thousand Watts)
kWh	Kilowatt-hour(s)
MW	Megawatt(s) (One MW equals one million Watts)
MWh	Megawatt-hour(s)
Watt	A measure of power production or usage

Accounting Terms

AFUDC	Allowance for Funds Used During Construction
ARO	Asset Retirement Obligation
CWIP	Construction Work in Progress
GAAP	Generally Accepted Accounting Principles
IFRS	International Financial Reporting Standards
NOL	Net Operating Loss
OPEB	Other Post-Retirement Employee Benefits

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (Exchange Act). These statements are based upon management's current expectations and are subject to risks and uncertainties that could cause our actual results to differ materially from those contemplated in the statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, completion of construction projects, regulatory matters, on-going legal proceedings, fuel costs, sources of electric energy supply, coal and gas deliveries, remediation costs, environmental and other capital expenditures, liquidity and capital resources and other matters. In some cases, forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as "anticipates," "believes," "estimates," "expects," "forecasts," "guidance," "intends," "may," "objectives," "plans," "possible," "potential," "projects," "should" or similar terms or variations of these terms.

Actual results may differ materially from those set forth in forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements or otherwise affect our future results of operations and financial condition include, among others, the following:

- Factors affecting utility operations such as catastrophic weather-related or terrorism-related damage; availability of electric generating facilities; unscheduled generation outages, or unplanned maintenance or repairs; unanticipated events causing scheduled generation outages to last longer than expected; unanticipated changes in fossil fuel, purchased power, coal supply, gas supply or water supply costs or availability due to higher demand, shortages, transportation problems or other developments; nonperformance by electric energy or natural gas suppliers under existing power purchase or gas supply contracts; environmental incidents; electric transmission or gas pipeline system constraints; unanticipated organizational structure or key personnel changes; collective bargaining agreements with union employees or work stoppages; or inflation rates.

- Factors affecting the demand for electricity and natural gas, including weather; the economic climate in our service territories; customer growth and declines; customer business conditions, including demand for their products and services; and energy conservation efforts.

- Timing, resolution and impact of pending and future rate cases and negotiations, including recovery of all costs associated with our *Power the Future* (PTF) strategy, as well as costs associated with environmental compliance, renewable generation, transmission service, fuel and the Midwest Independent Transmission System Operator, Inc. (MISO) Energy Markets.

- Increased competition in our electric and gas markets and continued industry consolidation.

- The ability to control costs and avoid construction delays during the development and construction of new environmental controls and renewable generation.

- The impact of recent and future federal, state and local legislative and regulatory changes, including any changes in rate-setting policies or procedures; electric and gas industry restructuring initiatives; transmission or distribution system operation and/or administration initiatives; any required changes in facilities or operations to reduce the risks or impacts of potential terrorist activities; required approvals for new construction, and the siting approval process for new generation and transmission facilities and new pipeline construction; changes to the Federal Power Act and related regulations under the Energy Policy Act and enforcement thereof by the Federal Energy Regulatory Commission (FERC) and other regulatory agencies; changes in allocation of energy assistance, including state public benefits funds; changes in environmental, tax and other laws and regulations to which we are subject; changes in the application of existing laws and regulations; and changes in the interpretation or enforcement of permit conditions by the permitting agencies.

- Restrictions imposed by various financing arrangements and regulatory requirements on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

- Current and future litigation, regulatory investigations, proceedings or inquiries, including the pending lawsuit against the Wisconsin Energy Corporation Retirement Account Plan (Plan), FERC matters, and IRS audits and other tax matters.

- Events in the global credit markets that may affect the availability and cost of capital.

- Other factors affecting our ability to access the capital markets, including general capital market conditions; our capitalization structure; market perceptions of the utility industry, us or any of our subsidiaries; and our credit ratings.

- The investment performance of our pension and other post-retirement benefit trusts.

- The financial performance of American Transmission Company LLC (ATC) and its corresponding contribution to our earnings.
- The impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any regulations promulgated thereunder.
- The impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 and any related regulations.
- The effect of accounting pronouncements issued periodically by standard setting bodies, including any changes in regulatory accounting policies and practices and any requirement for U.S. registrants to follow International Financial Reporting Standards (IFRS) instead of Generally Accepted Accounting Principles (GAAP).
- Unanticipated technological developments that result in competitive disadvantages and create the potential for impairment of existing assets.
- Changes in the creditworthiness of the counterparties with whom we have contractual arrangements, including participants in the energy trading markets and fuel suppliers and transporters.
- The cyclical nature of property values that could affect our real estate investments.
- Changes to the legislative or regulatory restrictions or caps on non-utility acquisitions, investments or projects, including the state of Wisconsin's public utility holding company law.
- Other business or investment considerations that may be disclosed from time to time in our Securities and Exchange Commission (SEC) filings or in other publicly disseminated written documents.

We expressly disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESS OF THE COMPANY

Wisconsin Energy Corporation was incorporated in the state of Wisconsin in 1981 and became a diversified holding company in 1986. We maintain our principal executive offices in Milwaukee, Wisconsin. Unless qualified by their context when used in this document, the terms Wisconsin Energy, the Company, our, us or we refer to the holding company and all of its subsidiaries.

We conduct our operations primarily in two operating segments: a utility energy segment and a non-utility energy segment. Our primary subsidiaries are Wisconsin Electric Power Company (Wisconsin Electric), Wisconsin Gas LLC (Wisconsin Gas) and W.E. Power, LLC (We Power).

Utility Energy Segment: Our utility energy segment consists of Wisconsin Electric and Wisconsin Gas, operating together under the trade name of "We Energies." We Energies serves approximately 1,120,200 electric customers in Wisconsin and the Upper Peninsula of Michigan. We Energies serves approximately 1,064,500 gas customers in Wisconsin and approximately 460 steam customers in metropolitan Milwaukee, Wisconsin.

Non-Utility Energy Segment: Our non-utility energy segment consists primarily of We Power, which owns and leases to Wisconsin Electric generation plants constructed as part of our PTF initiative. As of December 31, 2010, three of the four plants have been placed in service. Port Washington Generating Station Unit 1 (PWGS 1) and Port Washington Generating Station Unit 2 (PWGS 2) are being leased to Wisconsin Electric under long-term leases that run for 25 years. Oak Creek expansion Unit 1 (OC 1) is being leased to Wisconsin Electric under a long-term lease that runs for 30 years. On January 12, 2011, Oak Creek expansion Unit 2 (OC 2) was placed in service and is now being leased to Wisconsin Electric under a long-term lease that runs for 30 years.

For further financial information about our business segments, see Results of Operations in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note P -- Segment Reporting in the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE DEVELOPMENTS

INTRODUCTION

Wisconsin Energy Corporation is a diversified holding company with subsidiaries primarily in a utility energy segment and a non-utility energy segment. Unless qualified by their context, when used in this document the terms Wisconsin Energy, the Company, our, us or we refer to the holding company and all of its subsidiaries.

Our utility energy segment primarily consists of Wisconsin Electric and Wisconsin Gas, both doing business under the trade name of "We Energies." We generate and distribute electricity in Wisconsin and the Upper Peninsula of Michigan and we distribute natural gas in Wisconsin. Our non-utility energy segment primarily consists of We Power. We Power is principally engaged in the engineering, construction and development of electric power generating facilities for long-term lease to Wisconsin Electric under our PTF strategy.

CORPORATE STRATEGY

Business Opportunities

We have three primary investment opportunities and earnings streams: our regulated utility business; our investment in ATC; and our generation plants within our non-utility energy segment.

Our regulated utility business consists of electric generation assets and the electric and gas distribution assets that serve the electric and gas customers of We Energies. During 2010, our regulated utility earned $564.0 million of operating income. Over the next three years, we expect to invest approximately $2.0 billion in this business to construct renewable energy generation and environmental control equipment and to update the electric and gas distribution infrastructure.

We have a $330.5 million investment in ATC, which represents a 26.2% ownership interest. Our 2010 pre-tax earnings from ATC totaled $60.1 million and we received $49.3 million in dividends from ATC. Over the next three years, we expect to invest approximately $20 million in ATC as it continues to upgrade the transmission infrastructure within Wisconsin.

Our non-utility energy segment consists primarily of the generation plants constructed as part of our PTF initiative. As of December 31, 2010, three of the four plants have been placed in service and are being leased to Wisconsin Electric under long-term leases that run for 25 years (PWGS 1 and PWGS 2) and 30 years (OC 1). OC 2 was placed in service on January 12, 2011, and is being leased to Wisconsin Electric under a long-term lease that runs for 30 years. We recognize revenues on a levelized basis over the life of the lease. During 2011, we expect this segment's operating income to be between $340 million and $350 million. Over the next three years, we expect to invest approximately $88 million in this segment.

RESULTS OF OPERATIONS

CONSOLIDATED EARNINGS

The following table compares our operating income by business segment and our net income for 2010, 2009 and 2008:

Wisconsin Energy Corporation	2010	2009	2008
	(Millions of Dollars)		
Utility Energy	$564.0	$550.9	$576.5
Non-Utility Energy	252.4	120.1	89.3
Corporate and Other	(6.0)	(10.7)	(10.6)
Total Operating Income	810.4	660.3	655.2
Equity in Earnings of Transmission Affiliate	60.1	59.1	51.8
Other Income and Deductions, net	40.2	28.5	16.9
Interest Expense, net	206.4	156.7	153.7
Income From Continuing Operations Before Income Taxes	704.3	591.2	570.2
Income Taxes	249.9	215.5	215.1
Income From Continuing Operations	454.4	375.7	355.1
Income From Discontinued Operations, Net of Tax	2.1	6.7	4.0
Net Income	$456.5	$382.4	$359.1
Diluted Earnings Per Share			
Continuing Operations	$3.84	$3.19	$3.00
Discontinued Operations	0.02	0.05	0.04
Total Diluted Earnings Per Share	$3.86	$3.24	$3.04

An analysis of contributions to operating income by segment and a more detailed analysis of results follow.

UTILITY ENERGY SEGMENT CONTRIBUTION TO OPERATING INCOME

2010 vs. 2009: Our utility energy segment contributed $564.0 million of operating income during 2010 compared with $550.9 million of operating income during 2009. The increase in operating income was primarily caused by favorable weather during 2010, partially offset by unfavorable recoveries of revenues associated with fuel and purchased power in 2010. During 2010, we experienced unfavorable fuel recoveries of approximately $44 million. During 2009, we experienced favorable fuel recoveries of approximately $19 million.

2009 vs. 2008: Our utility energy segment contributed $550.9 million of operating income during 2009 compared with $576.5 million of operating income during 2008. The most significant factors that impacted operating income during 2009 were less favorable weather during the spring and summer months and a decline in economic conditions throughout 2009, both of which decreased electric sales. However, we experienced a decrease in fuel and purchased power costs largely due to lower MWh sales and a decrease in operating and maintenance expense during 2009 as compared to 2008.

The following table summarizes our utility energy segment's operating income during 2010, 2009 and 2008:

Utility Energy Segment	2010	2009	2008
	(Millions of Dollars)		
Operating Revenues			
Electric	$2,936.3	$2,685.0	$2,660.6
Gas	1,190.2	1,367.9	1,694.6
Other	38.8	39.1	40.3
Total Operating Revenues	4,165.3	4,092.0	4,395.5
Fuel and Purchased Power	1,104.7	1,064.5	1,242.3
Cost of Gas Sold	751.5	912.0	1,220.9
Gross Margin	2,309.1	2,115.5	1,932.3
Other Operating Expenses			
Other Operation and Maintenance	1,587.0	1,372.3	1,437.1
Depreciation and Amortization	251.4	313.1	300.9
Property and Revenue Taxes	105.1	109.9	105.9
Total Operating Expenses	3,799.7	3,771.8	4,307.1
Amortization of Gain	198.4	230.7	488.1
Operating Income	$564.0	$550.9	$576.5

Electric Utility Gross Margin

The following table compares our electric utility gross margin during 2010 with similar information for 2009 and 2008, including a summary of electric operating revenues and electric sales by customer class:

	Electric Revenues and Gross Margin			MWh Sales		
Electric Utility Operations	2010	2009	2008	2010	2009	2008
	(Millions of Dollars)			(Thousands, Except Degree Days)		
Customer Class						
Residential	$1,114.3	$977.6	$962.5	8,426.3	7,949.3	8,277.1
Small Commercial/Industrial	922.2	860.3	869.7	8,823.3	8,571.6	9,023.7
Large Commercial/Industrial	677.1	599.4	646.3	9,961.5	9,140.3	10,691.7
Other - Retail	21.9	21.2	20.8	155.3	156.5	161.5
Total Retail	2,735.5	2,458.5	2,499.3	27,366.4	25,817.7	28,154.0
Wholesale - Other	134.6	116.7	77.7	2,004.6	1,529.4	2,620.7
Resale - Utilities	40.4	47.5	37.7	1,103.8	1,548.9	881.0
Other Operating Revenues	25.8	62.3	45.9	-	-	-
Total	2,936.3	2,685.0	2,660.6	30,474.8	28,896.0	31,655.7
Fuel and Purchased Power						
Fuel	570.5	518.3	570.6			
Purchased Power	521.0	533.8	658.5			
Total Fuel and Purchased Power	1,091.5	1,052.1	1,229.1			
Total Electric Gross Margin	$1,844.8	$1,632.9	$1,431.5			
Weather - Degree Days (a)						
Heating (6,612 Normal)				6,183	6,825	7,073
Cooling (698 Normal)				944	475	593

(a) As measured at Mitchell International Airport in Milwaukee, Wisconsin. Normal degree days are based upon a 20-year moving average.

Electric Utility Revenues and Sales

2010 vs. 2009: Our electric utility operating revenues increased by $251.3 million, or 9.4%, when compared to 2009. The most significant factors that caused a change in revenues were:

- Net pricing increases totaling $121.0 million related to Wisconsin and Michigan rate orders that became effective in 2010. For information on these rate orders, see Factors Affecting Results, Liquidity and Capital Resources -- Utility Rates and Regulatory Matters.
- Favorable weather that increased electric revenues by an estimated $103.4 million as compared to 2009.

- Net economic growth that increased electric revenues by an estimated $43.0 million as compared to 2009.
- 2010 pricing increases totaling approximately $32.3 million, reflecting the reduction of Point Beach bill credits to retail customers. For information on the bill credits, see Amortization of Gain below.

As measured by cooling degree days, 2010 was 98.7% warmer than the same period in 2009 and 35.2% warmer than normal. Collectively, retail sales to our residential and small commercial and industrial customers, who are more weather sensitive, increased by 4.4%. Sales to our large commercial and industrial customers increased by 9.0% during 2010 as compared to the same period in 2009, primarily because of an improving economy. Electric sales to our largest customers, two iron ore mines, which represent approximately 6.9% of our annual sales, increased significantly for the year. If these sales are excluded, sales to our large commercial and industrial customers increased by 3.2% for 2010 as compared to 2009. The $36.5 million decline in Other Operating Revenues primarily relates to regulatory amortizations during 2010 as compared to 2009.

We currently estimate that 2011 electric revenues will increase because of the completion of the Point Beach bill credits and an increase in revenues related to increased fuel costs. However, we would expect residential and small commercial and industrial sales to decrease if we experience normal weather.

2009 vs. 2008: Our electric utility operating revenues increased by $24.4 million, or 0.9%, when compared to 2008. The most significant factors that caused a change in revenues were:

- 2009 pricing increases totaling approximately $109.9 million reflecting the reduction of Point Beach credits to retail customers.
- A one-time FERC-approved refund to our wholesale customers in 2008 associated with their share of the gain on the sale of Point Beach that reduced 2008 wholesale revenues by $62.5 million.
- Net pricing increases totaling approximately $20.4 million related to Wisconsin and Michigan rate orders.
- Unfavorable weather that reduced electric revenues by an estimated $35.3 million as compared to 2008.
- A slowdown in the economy that reduced commercial and industrial sales by an estimated $129.0 million and wholesale sales by an estimated $30.9 million.

Our total electric sales volumes decreased by approximately 8.7% as compared to 2008 due almost exclusively to a continued decline in economic conditions, which primarily affected our commercial and industrial sales, and milder weather, which primarily affected our residential sales. Total retail sales volumes declined approximately 8.3%. Of the 8.3% decline in retail sales, approximately 7.1% relates to sales volumes at our small and large commercial and industrial customers. As measured by cooling degree days, 2009 was 19.9% cooler than 2008 and 31.9% cooler than normal. The $16.4 million increase in Other Operating Revenues primarily relates to regulatory amortizations during 2009 as compared to 2008.

Electric Fuel and Purchased Power Expenses

2010 vs. 2009: Our electric fuel and purchased power costs increased by $39.4 million, or approximately 3.7%, when compared to 2009. This increase was primarily caused by a 5.5% increase in MWh sales, partially offset by a 1.6% decrease in the average cost/MWh between periods. The average cost/MWh was comparable between periods because of a 7.7% increase in generation from our lower cost coal units and a 16.5% decrease in the cost of natural gas used at the Port Washington Generating Station (PWGS), which was sufficient to offset the impact of a 5.7% increase in coal and related transportation costs and the increase in gas generation and purchased power utilized as a result of the increased sales.

We expect electric fuel and purchased power expenses to increase in 2011 because of changes in the price of natural gas and in the cost of coal and related transportation prices.

2009 vs. 2008: Our electric fuel and purchased power costs decreased by $177.0 million, or approximately 14.4%, when compared to 2008. This decline was primarily caused by lower MWh sales and lower natural gas and purchased power prices, partially offset by higher coal and related transportation costs. Approximately $41.2 million of this decrease related to the one-time amortization of deferred fuel costs recorded in the first quarter of 2008 pursuant to the January 2008 PSCW rate order. Adjusted for the one-time amortization, our electric fuel and purchased power costs decreased by $135.8 million, or 11.0%.

Gas Utility Revenues, Gross Margin and Therm Deliveries

The following table compares our total gas utility operating revenues and gross margin (total gas utility operating revenues less cost of gas sold) during 2010, 2009 and 2008:

Gas Utility Operations	2010	2009	2008
	(Millions of Dollars)		
Operating Revenues	$1,190.2	$1,367.9	$1,694.6
Cost of Gas Sold	751.5	912.0	1,220.9
Gross Margin	$438.7	$455.9	$473.7

We believe gross margin is a better performance indicator than revenues because changes in the cost of gas sold flow through to revenue under GCRMs. The following table compares our gas utility gross margin and therm deliveries by customer class during 2010, 2009 and 2008:

	Gross Margin			Therm Deliveries		
Gas Utility Operations	2010	2009	2008	2010	2009	2008
	(Millions of Dollars)			(Millions, Except Degree Days)		
Customer Class						
Residential	$282.2	$291.5	$299.5	741.2	803.4	841.8
Commercial/Industrial	95.8	104.6	109.3	429.6	479.4	503.2
Interruptible	2.2	2.0	2.4	19.4	19.1	23.0
Total Retail	380.2	398.1	411.2	1,190.2	1,301.9	1,368.0
Transported Gas	51.3	49.6	52.2	914.9	882.0	905.8
Other Operating	7.2	8.2	10.3	-	-	-
Total	$438.7	$455.9	$473.7	2,105.1	2,183.9	2,273.8
Weather - Degree Days (a)						
Heating (6,612 Normal)				6,183	6,825	7,073

(a) As measured at Mitchell International Airport in Milwaukee, Wisconsin. Normal degree days are based upon a 20-year moving average.

2010 vs. 2009: Our gas margin decreased by $17.2 million, or approximately 3.8%, when compared to 2009 primarily because of a decline in sales volumes as a result of warmer winter weather in 2010 as compared to 2009. As measured by heating degree days, 2010 was 9.4% warmer than 2009 and 6.5% warmer than normal.

We expect our 2011 gas margin to be impacted by weather; however, as noted above, 2010 was warmer than normal.

2009 vs. 2008: Our gas margin decreased by $17.8 million, or approximately 3.8%, when compared to 2008. We estimate that milder winter weather and a decline in economic conditions caused margins to decrease by approximately $14.4 million during 2009 as compared to 2008. As measured by heating degree days, 2009 was 3.5% warmer than 2008, but 2.8% colder than normal.

Other Operation and Maintenance Expense

2010 vs. 2009: Our other operation and maintenance expense increased by $214.7 million, or approximately 15.6%, when compared to 2009. The 2010 PSCW rate case order allowed for pricing increases related to regulatory items including PTF lease costs, bad debt expense and amortization of other deferred costs. We estimate that these items were approximately $87.3 million higher in 2010 as compared to 2009. In addition, operation and maintenance expenses at our power plants increased approximately $63.9 million primarily because of the operation of OC 1, which was placed in service in February 2010, and higher maintenance costs at our other power plants. We also had increased operation and maintenance expenses of approximately $20.8 million related to increased reliability maintenance in our distribution system in 2010 and responding to damage caused by a larger number of summer storms compared to 2009. In addition, our benefits expense increased by approximately $28.8 million in 2010 as compared to 2009 primarily because of increased pension costs.

Our utility operation and maintenance expenses are influenced by labor costs, employee benefit costs, plant outages and amortization of regulatory assets. We expect our 2011 other operation and maintenance expenses to increase slightly because of inflation related items.

2009 vs. 2008: Our other operation and maintenance expense decreased by $64.8 million, or approximately 4.5%, when compared to 2008. The largest factor for this decrease relates to a $43.8 million one-time amortization of deferred bad debt costs in 2008 pursuant to the January 2008 PSCW rate order. The January 2008 PSCW rate order, which was in effect for all of 2009, allowed for pricing increases related to transmission costs, PTF lease costs and the amortization of other deferred costs. We estimate that these items were approximately $15.9 million higher in 2009 as compared to 2008. The remaining decrease is primarily related to reduced operating and maintenance expenses at our power plants and electric distribution system.

Depreciation and Amortization Expense

2010 vs. 2009: Depreciation and Amortization expense decreased by $61.7 million, or approximately 19.7%, when compared to 2009. This decrease was primarily because of new depreciation rates that were implemented in connection with the 2010 PSCW rate case order. The new depreciation rates generally reflect longer lives for our utility assets.

We expect depreciation and amortization expense to increase in 2011 as a result of an overall increase in utility plant in service.

2009 vs. 2008: Depreciation and amortization expense increased by $12.2 million, or approximately 4.1%, when compared to 2008. This increase was the result of higher depreciation related to new capital projects placed in service, including the Blue Sky Green Field wind project which was placed in service in May 2008.

Amortization of Gain

In connection with the September 2007 sale of Point Beach, we reached agreements with our regulators to allow for the net gain on the sale to be used for the benefit of our customers. The majority of the benefits are being returned to customers in the form of bill credits. The net gain was originally recorded as a regulatory liability, and it is being amortized to the income statement as we issue bill credits or make refunds to customers. When the bill credits and refunds are issued to customers, we transfer cash from the restricted accounts to the unrestricted accounts, adjusted for taxes.

During 2010, 2009 and 2008, the Amortization of Gain was as follows:

	2010	2009	2008
		(Millions of Dollars)	
Bill Credits - Retail	$198.4	$230.7	$340.6
One-Time FERC Refund	-	-	62.5
One-Time Amortization to Offset Regulatory Asset	-	-	85.0
Total Amortization of Gain	$198.4	$230.7	$488.1

All bill credits associated with the sale of Point Beach have been applied to customers as of December 31, 2010.

NON-UTILITY ENERGY SEGMENT CONTRIBUTION TO OPERATING INCOME

Our non-utility energy segment consists primarily of our PTF units (PWGS 1, PWGS 2, OC 1 and OC 2). PWGS 1 and PWGS 2 were placed in service in July 2005 and May 2008, respectively. The common facilities associated with the Oak Creek expansion include the water intake system, which was placed in service in January 2009, the coal handling system, which was placed in service in November 2007, and other smaller assets. OC 1 and OC 2 were placed in service in February 2010 and January 2011, respectively.

The table below reflects:

- A full year's earnings for 2010, 2009 and 2008 for PWGS 1;
- A full year's earnings for 2010 and 2009 and approximately seven months of earnings for 2008 for PWGS 2;
- A full year's earnings for 2010, 2009 and 2008 for the coal handling system for the Oak Creek expansion;
- A full year's earnings for 2010 and 2009 for the water intake system for the Oak Creek expansion; and
- Approximately eleven months of earnings for 2010 for OC 1.

This segment reflects the lease revenues on the new units as well as the depreciation expense. The operating and maintenance costs associated with the plants are the responsibility of Wisconsin Electric and are recorded in the utility segment.

	Year Ended December 31, 2010 (Millions of Dollars)			
	Port Washington	Oak Creek Expansion	All Other	Total
Operating Revenues	$104.6	$203.3	$12.3	$320.2
Operation and Maintenance Expense	0.8	4.7	8.8	14.3
Depreciation Expense	19.8	32.0	1.7	53.5
Operating Income	$84.0	$166.6	$1.8	$252.4

	Year Ended December 31, 2009 (Millions of Dollars)			
	Port Washington	Oak Creek Expansion	All Other	Total
Operating Revenues	$104.8	$48.0	$10.3	$163.1
Operation and Maintenance Expense	0.9	5.2	7.7	13.8
Depreciation Expense	19.8	7.8	1.6	29.2
Operating Income	$84.1	$35.0	$1.0	$120.1

	Year Ended December 31, 2008 (Millions of Dollars)			
	Port Washington	Oak Creek Expansion	All Other	Total
Operating Revenues	$84.0	$30.5	$11.7	$126.2
Operation and Maintenance Expense	1.0	5.9	8.1	15.0
Depreciation Expense	15.8	4.5	1.6	21.9
Operating Income	$67.2	$20.1	$2.0	$89.3

In 2011, we expect our non-utility energy segment to continue to generate higher operating income because OC 2 went into service on January 12, 2011.

CORPORATE AND OTHER CONTRIBUTION TO OPERATING INCOME

2010 vs. 2009: Corporate and other affiliates had an operating loss of $6.0 million in 2010 compared with an operating loss of $10.7 million in 2009. This change is primarily due to a reduction in other operation and maintenance expense.

2009 vs. 2008: Corporate and other affiliates had an operating loss of $10.7 million in 2009 compared with an operating loss of $10.6 million in 2008.

CONSOLIDATED OTHER INCOME AND DEDUCTIONS, NET

Other Income and Deductions, net	2010	2009	2008
	(Millions of Dollars)		
AFUDC - Equity	$32.5	$16.0	$7.8
Gain on Property Sales	4.4	1.7	2.6
Other, net	3.3	10.8	6.5
Total Other Income and Deductions, net	$40.2	$28.5	$16.9

2010 vs. 2009: Other income and deductions, net increased by approximately $11.7 million, or 41.1%, when compared to 2009. This increase primarily relates to increased AFUDC - Equity related to the construction of the Oak Creek Air Quality Control System (AQCS) project.

During 2011, we expect to see an increase in AFUDC - Equity with the continued construction of the Oak Creek AQCS project and the Glacier Hills Wind Park.

2009 vs. 2008: Other income and deductions, net increased by $11.6 million when compared to 2008 primarily due to higher interest income and an increase in AFUDC - Equity related to the construction of the Oak Creek AQCS project.

CONSOLIDATED INTEREST EXPENSE, NET

Interest Expense, net	2010	2009	2008
		(Millions of Dollars)	
Gross Interest Costs	$258.7	$235.4	$240.3
Less: Capitalized Interest	52.3	78.7	86.6
Interest Expense, net	$206.4	$156.7	$153.7

2010 vs. 2009: Our gross interest costs increased by $23.3 million, or 9.9%, during 2010, primarily because of higher long-term debt balances compared to 2009. In February 2010, we issued $530 million of long-term debt in connection with the commercial operation of OC 1 and used the net proceeds to repay short-term debt incurred during construction. Our capitalized interest decreased by $26.4 million primarily because we stopped capitalizing interest on OC 1 when it was placed in service in February 2010. As a result, our net interest expense increased by $49.7 million, or 31.7%, as compared to 2009.

During 2011, we expect interest expense, net to increase because we will no longer be capitalizing interest expense related to OC 2 as it was placed into service in January 2011. In addition, in January 2011, we issued $420.0 million of long-term debt and used the net proceeds to repay the short-term borrowings that we incurred during the construction of OC 2.

2009 vs. 2008: Interest expense, net increased by $3.0 million during 2009 when compared with 2008. Our gross interest costs decreased by $4.9 million and our capitalized interest decreased by $7.9 million primarily due to lower short-term interest rates and lower capital expenditures.

CONSOLIDATED INCOME TAXES

2010 vs. 2009: Our effective tax rate applicable to continuing operations was 35.5% in 2010 compared to 36.5% in 2009. This reduction in our effective tax rate was primarily the result of increased AFUDC - Equity and increased production activities tax deductions. For further information see Note H -- Income Taxes in the Notes to Consolidated Financial Statements. We expect our 2011 annual effective tax rate to range between 35.0% and 36.0%.

2009 vs. 2008: Our effective tax rate applicable to continuing operations was 36.5% in 2009 compared to 37.7% in 2008. This reduction in our effective tax rate was the result of tax credits associated with wind production.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

The following table summarizes our cash flows during 2010, 2009 and 2008:

Wisconsin Energy Corporation	2010	2009	2008
		(Millions of Dollars)	
Cash Provided by (Used in)			
Operating Activities	$810.4	$628.9	$736.3
Investing Activities	($633.5)	($736.1)	($906.3)
Financing Activities	($172.6)	$95.7	$175.0

Operating Activities

2010 vs. 2009: Cash provided by operating activities was $810.4 million during 2010, which was an increase of $181.5 million over 2009. This increase is primarily related to a $289.3 million contribution to our qualified benefit plans in 2009. No such contributions were made in 2010. This increase was partially offset by an increase in cash paid for taxes during 2010.

2009 vs. 2008: Cash provided by operating activities was $628.9 million during 2009, which was $107.4 million lower than 2008. Although we experienced an increase in net income and depreciation during 2009, our operating cash flows declined because of the $289.3 million contribution to our qualified benefit plans in 2009. This amount is compared to approximately $48.4 million contributed to our qualified benefit plans in 2008.

Investing Activities

2010 vs. 2009: Cash used in investing activities was $633.5 million during 2010, which was $102.6 million lower than the same period in 2009 because of lower capital expenditures, lower investments in ATC and higher proceeds from asset sales. During 2010, we received $63 million of proceeds from the sale of Edison Sault.

The following table identifies capital expenditures by year:

Capital Expenditures	2010	2009	2008
		(Millions of Dollars)	
Utility	$687.0	$547.0	$604.2
We Power	109.3	253.2	529.3
Other	1.9	14.4	0.4
Total Capital Expenditures	$798.2	$814.6	$1,133.9

2009 vs. 2008: Cash used in investing activities was $736.1 million during 2009, which was $170.2 million lower than the same period in 2008. This decline primarily reflects lower capital expenditures and cash flows from the release of restricted cash related to the Point Beach bill credits during 2009.

During 2009, our capital expenditures decreased by $319.3 million, primarily due to the reduction in capital expenditures for OC 1 and OC 2 and the completion of PWGS 2 in 2008.

During 2009, we released $153.1 million less from restricted cash as compared to the same period in 2008. In September 2007, we sold Point Beach and placed approximately $924 million of cash in restricted accounts to be used for the payment of taxes and for the benefit of our customers. We release the restricted cash, adjusted for taxes, as we issue bill credits to our customers, which is reflected as an amortization of the gain on our income statement.

Financing Activities

The following table summarizes our cash flows from financing activities:

	2010	2009	2008
		(Millions of Dollars)	
Net Increase in Debt	$71.1	$263.2	$316.8
Dividends on Common Stock	(187.0)	(157.8)	(126.3)
Common Stock, Net	(65.7)	(12.6)	(11.4)
Other	9.0	2.9	(4.1)
Cash (Used in) Provided by Financing	($172.6)	$95.7	$175.0

2010 vs. 2009: Cash used for financing activities during 2010 was $172.6 million, compared to $95.7 million of cash provided in 2009. During 2010, we issued a total of $530.0 million in long-term debt and retired $291.7 million of long-term debt. The net proceeds from the new issuance of debt were used to repay short-term debt incurred to finance the construction of OC 1 and for other corporate purposes. For additional information on the debt issues, see Note J -- Long-Term Debt and Capital Lease Obligations in the Notes to Consolidated Financial Statements.

Our common stock dividends increased in 2010 as we raised our dividend rate by 18.5%. In January 2011, our Board of Directors approved a 30.0% increase in the quarterly common stock dividend.

2009 vs. 2008: Cash provided by financing activities during 2009 was $95.7 million, compared to $175.0 million during the same period in 2008. During 2009, we issued a total of $261.5 million in long-term debt and retired $74.1 million of long-term debt. Substantially all of the net proceeds were used to repay short-term debt. During 2009, we paid approximately $157.8 million in cash dividends and Wisconsin Electric repurchased $147 million of outstanding tax-exempt bonds in August 2009.

Our common stock dividends increased in 2009 as we raised our dividend rate by 25%.

No new shares of Wisconsin Energy's common stock were issued in 2010, 2009 or 2008. During these years, our plan agents purchased, in the open market, 2.9 million shares at a cost of $156.6 million, 0.7 million shares at a cost of $29.6 million and 0.5 million shares at a cost of $23.0 million, respectively, to fulfill exercised stock options and restricted stock awards. In 2010, 2009 and 2008, we received proceeds of $90.9 million, $17.0 million and $11.6 million, respectively, related to the exercise of stock options. In addition, we instructed our independent agents to purchase shares of our common stock in the open market to satisfy our obligations under our dividend reinvestment plan and various employee benefit plans.

CAPITAL RESOURCES AND REQUIREMENTS

Working Capital

As of December 31, 2010, our current liabilities exceeded our current assets by approximately $390.0 million. This negative working capital balance is primarily the result of financing the construction of OC 2, as well as our new renewable generation and environmental upgrades, with significant amounts of short-term debt. OC 2 was placed in service on January 12, 2011. In January 2011, we issued $420.0 million of long-term debt and used the net proceeds to repay short-term debt and for other corporate purposes. This transaction significantly improved our working capital position.

Liquidity

We anticipate meeting our capital requirements during 2011 primarily through internally generated funds and short-term borrowings, supplemented by the issuance of intermediate or long-term debt securities depending on market conditions and other factors. Beyond 2011, we anticipate meeting our capital requirements through internally generated funds supplemented, when required, by short-term borrowings and the issuance of debt securities.

We currently have access to the capital markets and have been able to generate funds internally and externally to meet our capital requirements. Our ability to attract the necessary financial capital at reasonable terms is critical to our overall strategic plan. We currently believe that we have adequate capacity to fund our operations for the foreseeable future through our existing borrowing arrangements, access to capital markets and internally generated cash.

Wisconsin Energy, Wisconsin Electric and Wisconsin Gas maintain bank back-up credit facilities, which provide liquidity support for each company's obligations with respect to commercial paper and for general corporate purposes.

As of December 31, 2010, we had approximately $1.2 billion of available, undrawn lines under our bank back-up credit facilities. As of December 31, 2010, we had approximately $657.9 million of commercial paper outstanding on a consolidated basis that was supported by the available lines of credit. For additional information regarding our commercial paper balances during 2010, see Note K -- Short-Term Debt in the Notes to Consolidated Financial Statements.

We review our bank back-up credit facility needs on an ongoing basis and expect to be able to maintain adequate credit facilities to support our operations. The following table summarizes such facilities as of December 31, 2010:

Company	Total Facility	Letters of Credit	Credit Available	Facility Expiration
	(Millions of Dollars)			
Wisconsin Energy	$450.0	$1.1	$448.9	December 2013
Wisconsin Electric	$500.0	$3.4	$496.6	December 2013
Wisconsin Gas	$300.0	$ -	$300.0	December 2013

On December 20, 2010, Wisconsin Energy entered into an unsecured three-year $450 million bank back-up credit facility to replace a $900 million credit facility with an expiration date of April 2011. This new facility will expire in December 2013.

On December 20, 2010, Wisconsin Electric entered into an unsecured three-year $500 million bank back-up credit facility to replace a $500 million five-year credit facility with an expiration date of March 2011. This new facility will expire in December 2013.

On December 20, 2010, Wisconsin Gas entered into an unsecured three-year $300 million bank back-up credit facility to replace a $300 million five-year credit facility with an expiration date of March 2011. This new facility will expire in December 2013.

Each of these facilities has a renewal provision for two one-year extensions, subject to lender approval.

The following table shows our capitalization structure as of December 31, 2010 and 2009, as well as an adjusted capitalization structure that we believe is consistent with the manner in which the rating agencies currently view the Junior Notes:

Capitalization Structure	2010		2009	
	Actual	Adjusted	Actual	Adjusted
	(Millions of Dollars)			
Common Equity	$3,802.1	$4,052.1	$3,566.9	$3,816.9
Preferred Stock of Subsidiary	30.4	30.4	30.4	30.4
Long-Term Debt (including current maturities)	4,405.4	4,155.4	4,171.5	3,921.5
Short-Term Debt	657.9	657.9	825.1	825.1
Total Capitalization	$8,895.8	$8,895.8	$8,593.9	$8,593.9
Total Debt	$5,063.3	$4,813.3	$4,996.6	$4,746.6
Ratio of Debt to Total Capitalization	56.9%	54.1%	58.1%	55.2%

Included in Long-Term Debt on our Consolidated Balance Sheet as of December 31, 2010 and 2009 is $500 million aggregate principal amount of the Junior Notes. The adjusted presentation attributes $250 million of the Junior Notes to Common Equity and $250 million to Long-Term Debt. We believe this presentation is consistent with the 50% or greater equity credit the majority of rating agencies currently attribute to the Junior Notes.

The adjusted presentation of our consolidated capitalization structure is presented as a complement to our capitalization structure presented in accordance with GAAP. Management evaluates and manages Wisconsin Energy's capitalization structure, including its total debt to total capitalization ratio, using the GAAP calculation as adjusted by the rating agency treatment of the Junior Notes. Therefore, we believe the non-GAAP adjusted presentation reflecting this treatment is useful and relevant to investors in understanding how management and the rating agencies evaluate our capitalization structure.

As described in Note I -- Common Equity, in the Notes to Consolidated Financial Statements, certain restrictions exist on the ability of our subsidiaries to transfer funds to us. We do not expect these restrictions to have any material effect on our operations or ability to meet our cash obligations.

Wisconsin Electric is the obligor under two series of tax exempt pollution control refunding bonds in outstanding principal amounts of $147 million. In August 2009, Wisconsin Electric terminated letters of credit that provided credit and liquidity support for the bonds, which resulted in a mandatory tender of the bonds. Wisconsin Electric issued commercial paper to fund the purchase of the bonds. As of December 31, 2010, the repurchased bonds were still outstanding, but were reported as a reduction in our consolidated long-term debt because they are held by Wisconsin Electric. Depending on market conditions and other factors, Wisconsin Electric may change the method used to determine the interest rate on the bonds and have them remarketed to third parties.

Bonus Depreciation Provisions

In December 2010, the President of the United States signed tax legislation extending the bonus depreciation rules to certain projects placed in service in 2011 and 2012. As a result of this change in law, we anticipate that certain projects will benefit from the increased bonus depreciation in 2011 and 2012. We estimate $100 million in cash benefits from bonus depreciation in 2011 and $200 million in 2012.

Credit Rating Risk

We do not have any credit agreements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. We do have certain agreements in the form of commodity contracts and employee benefit plans that could require collateral or a termination payment in the event of a credit rating change to below BBB- at S&P and/or Baa3 at Moody's. As of December 31, 2010, we estimate that the collateral or the termination payment required under these agreements totaled approximately $201.6 million. Generally, collateral may be provided by a Wisconsin Energy guaranty, letter of credit or cash. We also have commodity contracts that in the event of a credit rating downgrade could result in a reduction of our unsecured credit granted by counterparties.

In addition, access to capital markets at a reasonable cost is determined in large part by credit quality. Any credit ratings downgrade could impact our ability to access capital markets.

In October 2010, Moody's affirmed the ratings and stable outlook of Wisconsin Energy (commercial paper, P-2; senior unsecured, A3; junior unsecured, Baa1) and WECC (senior unsecured, A3). In November 2010, Moody's downgraded the long-term debt ratings of Wisconsin Electric (senior unsecured to A2 from A1; commercial paper, P-1), Wisconsin Gas (senior unsecured to A2 from A1; commercial paper, P-1) and ERGSS (senior notes to A2 from A1). Moody's affirmed the stable ratings outlook assigned to Wisconsin Electric, Wisconsin Gas and ERGSS.

In July 2010, S&P affirmed the ratings of Wisconsin Energy (commercial paper, A-2; senior unsecured, BBB+), Wisconsin Electric (commercial paper, A-2; senior unsecured, A-), Wisconsin Gas (commercial paper, A-2; senior unsecured, A-), WECC (senior unsecured, BBB+) and ERGSS (senior notes, A-) and the stable ratings outlooks assigned to each company.

In June 2010, Fitch affirmed the ratings of Wisconsin Energy (commercial paper, F2; senior unsecured, A-; junior unsecured, BBB), Wisconsin Electric (commercial paper, F1; senior unsecured, A+), Wisconsin Gas (commercial paper, F1; senior unsecured, A+), WECC (senior unsecured, A-) and ERGSS (senior notes, A+). Fitch also revised the ratings outlooks assigned to Wisconsin Energy, Wisconsin Electric, WECC and ERGSS from negative to stable. The ratings outlook of Wisconsin Gas did not change and remains stable.

Subject to other factors affecting the credit markets as a whole, we believe our current ratings should provide a significant degree of flexibility in obtaining funds on competitive terms. However, these security ratings reflect the views of the rating agencies only. An explanation of the significance of these ratings may be obtained from each rating agency. Such ratings are not a recommendation to buy, sell or hold securities. Any rating can be revised upward or downward or withdrawn at any time by a rating agency.

Capital Requirements

Capital Expenditures: Our estimated 2011, 2012 and 2013 capital expenditures are as follows:

Capital Expenditures	2011	2012	2013
		(Millions of Dollars)	
Utility			
Renewable	$332.9	$131.9	$10.4
Environmental	165.5	67.5	71.1
Base Spending	415.4	425.6	411.8
Total Utility	913.8	625.0	493.3
We Power	31.7	12.6	39.4
Other	5.7	18.5	3.7
Total	$951.2	$656.1	$536.4

Our actual future long-term capital requirements may vary from these estimates because of changing environmental and other regulations such as air quality standards, renewable energy standards and electric reliability initiatives that impact our utility energy segment.

Investments in Outside Trusts: We use outside trusts to fund our pension and certain other post-retirement obligations. These trusts had investments of approximately $1.3 billion as of December 31, 2010. These trusts hold investments that are subject to the volatility of the stock market and interest rates.

In January 2009, we contributed $270 million to our qualified pension plan due to poor investment returns during 2008. We did not make contributions to the plan during 2010 as it was adequately funded. In January 2011, we contributed $101.4 million to our qualified pension plans. Future contributions to the plans will be dependent upon many factors, including the performance of existing plan assets and long-term discount rates. For additional information, see Note N -- Benefits in the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements: We are a party to various financial instruments with off-balance sheet risk as a part of our normal course of business, including financial guarantees and letters of credit which support construction projects, commodity contracts and other payment obligations. We believe that these agreements do not have, and are not reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors. For additional information, see Note G -- Variable Interest Entities and Note O -- Guarantees in the Notes to Consolidated Financial Statements in this report.

Contractual Obligations/Commercial Commitments: We have the following contractual obligations and other commercial commitments as of December 31, 2010:

Contractual Obligations (a)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Payments Due by Period (Millions of Dollars)				
Long-Term Debt Obligations (b)	$7,707.6	$692.2	$822.2	$1,063.6	$5,129.6
Capital Lease Obligations (c)	332.8	37.5	79.4	85.4	130.5
Operating Lease Obligations (d)	86.2	22.8	22.8	7.9	32.7
Purchase Obligations (e)	12,925.7	1,031.8	1,483.1	938.5	9,472.3
Other Long-Term Liabilities (f)	97.6	97.6	-	-	-
Total Contractual Obligations	$21,149.9	$1,881.9	$2,407.5	$2,095.4	$14,765.1

(a) The amounts included in the table are calculated using current market prices, forward curves and other estimates.

(b) Principal and interest payments on Long-Term Debt (excluding capital lease obligations). For the purpose of determining our contractual obligations and commercial commitments only, we assumed the Junior Notes would be retired in 2017 with the proceeds from the issuance of qualifying securities pursuant to the terms of the RCC.

(c) Capital Lease Obligations of Wisconsin Electric for power purchase commitments.

(d) Operating Lease Obligations for power purchase commitments and vehicle and rail car leases.

(e) Purchase Obligations under various contracts for the procurement of fuel, power, gas supply and associated transportation related to utility operations and for construction, information technology and other services for utility and We Power operations. This includes the power purchase agreement for all of the energy produced by Point Beach.

(f) Other Long-Term Liabilities includes the expected 2011 supplemental executive retirement plan obligation. For additional information on employer contributions to our benefit plans, see Note N -- Benefits in the Notes to Consolidated Financial Statements.

The table above does not include liabilities related to the accounting treatment for uncertainty in income taxes. For additional information regarding these liabilities, refer to Note H -- Income Taxes in the Notes to Consolidated Financial Statements in this report.

Obligations for utility operations have historically been included as part of the rate-making process and therefore are generally recoverable from customers.

FACTORS AFFECTING RESULTS, LIQUIDITY AND CAPITAL RESOURCES

MARKET RISKS AND OTHER SIGNIFICANT RISKS

We are exposed to market and other significant risks as a result of the nature of our businesses and the environment in which those businesses operate. These risks, described in further detail below, include but are not limited to:

Regulatory Recovery: Our utility energy segment accounts for its regulated operations in accordance with accounting guidance for regulated entities. Our rates are determined by regulatory authorities. Our primary regulator is the PSCW. Regulated entities are allowed to defer certain costs that would otherwise be charged to expense, if the regulated entity believes the recovery of these costs is probable. We record regulatory assets pursuant to specific orders or by a generic order issued by our regulators, and recovery of these deferred costs in future rates is subject to the review and approval of those regulators. We assume the risks and benefits of ultimate recovery of these items in future rates. If the recovery of these costs is not approved by our regulators, the costs are charged to income in the current period. We expect to recover our outstanding regulatory assets in rates over a period of no longer than 20 years. Regulators can impose liabilities on a prospective basis for amounts previously collected from customers and for amounts that are expected to be refunded to customers. We record these items as regulatory liabilities.

Commodity Prices: In the normal course of providing energy, we are subject to market fluctuations of the costs of coal, natural gas, purchased power and fuel oil used in the delivery of coal. We manage our fuel and gas supply costs through a portfolio of short and long-term procurement contracts with various suppliers for the purchase of coal, natural gas and fuel oil. In addition, we manage the risk of price volatility by utilizing gas and electric hedging programs.

Wisconsin's retail electric fuel cost adjustment procedure mitigates some of Wisconsin Electric's risk of electric fuel cost fluctuation. If cumulative fuel and purchased power costs for electric utility operations deviate from a prescribed range (plus or minus 2% for 2010) when compared to the costs projected in the most recent retail rate proceeding, retail electric rates may be adjusted prospectively. Beginning in 2011, the PSCW has implemented new fuel rules which allow for a deferral of prudently incurred fuel costs that fall outside of a symmetrical band (plus or minus 2% for 2011). Under the rules, any fuel costs deferred at the end of the year would be incorporated into fuel cost recovery rates in future years. For information regarding the fuel rules, see Utility Rates and Regulatory Matters.

The PSCW has authorized dollar for dollar recovery for the majority of natural gas costs for our gas utility operations through GCRMs, which mitigates most of the risk of gas cost variations. For information concerning the natural gas utilities' GCRMs, see Utility Rates and Regulatory Matters.

Natural Gas Costs: Higher natural gas costs increase our working capital requirements and result in higher gross receipts taxes in the state of Wisconsin. Higher natural gas costs combined with slower economic conditions also expose us to greater risks of accounts receivable write-offs as more customers are unable to pay their bills. Higher natural gas costs may also lead to increased energy efficiency investments by our customers to reduce utility usage and/or fuel substitution.

In March 2005, the PSCW authorized the use of the escrow method of accounting for bad debt costs allowing for deferral of Wisconsin residential bad debt expense that exceeds amounts allowed in rates. As part of the January 2010 PSCW rate order, the PSCW authorized continued use of the escrow method of accounting for bad debt costs through December 31, 2011.

As a result of GCRMs, our gas distribution subsidiaries receive dollar for dollar recovery on the cost of natural gas. However, increased natural gas costs increase the risk that customers will switch to alternative fuel sources, which could reduce future gas margins.

Weather: Our Wisconsin utility rates are set by the PSCW based upon estimated temperatures which approximate 20-year averages. Wisconsin Electric's electric revenues and sales are unfavorably sensitive to below normal temperatures during the summer cooling season, and to some extent, to above normal temperatures during the winter heating season. Our gas revenues and sales are unfavorably sensitive to above normal temperatures during the winter heating season. A summary of actual weather information in the utility segment's service territory during 2010, 2009 and 2008, as measured by degree days, may be found above in Results of Operations.

Interest Rate: We have various short-term borrowing arrangements to provide working capital and general corporate funds. We also have variable rate long-term debt outstanding as of December 31, 2010. Borrowing levels under these arrangements vary from period to period depending on capital investments and other factors. Future short-term interest expense and payments will reflect both future short-term interest rates and borrowing levels.

We performed an interest rate sensitivity analysis as of December 31, 2010 of our outstanding portfolio of commercial paper and variable rate long-term debt. As of December 31, 2010, we had $657.9 million of commercial paper outstanding with a weighted average interest rate of 0.30% and $147.0 million of variable-rate long-term debt outstanding with a weighted average interest rate of 0.50%. A one-percentage point change in interest rates would cause our annual interest expense to increase or decrease by approximately $6.6 million before taxes from commercial paper and by $1.5 million before taxes from variable rate long-term debt outstanding.

Marketable Securities Return: We use various trusts to fund our pension and Other Post-Retirement Employee Benefit (OPEB) obligations. These trusts invest in debt and equity securities. Changes in the market prices of these assets can affect future pension and OPEB expenses. Additionally, future contributions can also be affected by the investment returns on trust fund assets. We believe that the financial risks associated with investment returns would be partially mitigated through future rate actions by our various utility regulators.

The fair value of our trust fund assets as of December 31, 2010 was approximately:

Wisconsin Energy Corporation	Millions of Dollars
Pension trust funds	$1,059.5
Other post-retirement benefits trust funds	$216.7

The expected long-term rate of return on plan assets is 7.25% and 7.5%, respectively, for the pension and other post-retirement benefit plans for 2011.

Fiduciary oversight of the pension and OPEB trust fund investments is the responsibility of an Investment Trust Policy Committee. The Committee works with external actuaries and investment consultants on an ongoing basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target asset allocations are determined utilizing projected benefit payment cash flows and risk analyses of appropriate investments. The targeted asset allocations are intended to reduce risk, provide long-term financial stability for the plans and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments. Investment strategies utilize a wide diversification of asset types and qualified external investment managers.

We consult with our investment advisors on an annual basis to help us forecast expected long-term returns on plan assets by reviewing actual historical returns and calculating expected total trust returns using the weighted-average of long-term market returns for each of the major target asset categories utilized in the fund.

Economic Conditions: Our service territory is within the state of Wisconsin and the Upper Peninsula of Michigan. We are exposed to market risks in the regional Midwest economy.

Inflation: We continue to monitor the impact of inflation, especially with respect to the costs of medical plans, fuel, transmission access, construction costs, regulatory and environmental compliance and new generation in order to minimize its effects in future years through pricing strategies, productivity improvements and cost reductions. We do not believe the impact of general inflation will have a material impact on our future results of operations.

For additional information concerning risk factors, including market risks, see the Cautionary Statement Regarding Forward-Looking Information.

POWER THE FUTURE

As of January 12, 2011, all of the PTF units have been placed into service and are positioned to provide a significant portion of our future generation needs. The PTF units include PWGS 1, PWGS 2, OC 1 and OC 2. The following table identifies certain key items related to the units:

Unit Name	In Service	Cash Costs (a)
PWGS 1	July 2005	$ 333 million
PWGS 2	May 2008	$ 331 million
OC 1	February 2010	$ 1,355 million
OC 2	January 2011	$ 668 million

(a) Cash costs represent actual and current projected costs, excluding capitalized interest. Approximate costs for OC 1 and OC 2 include the cost of the settlement agreement with Bechtel adjusted for our ownership percentage.

We are recovering our costs in these units through lease payments associated with PWGS 1, PWGS 2 and OC 1 that are billed from We Power to Wisconsin Electric and then recovered in Wisconsin Electric's rates as authorized by the PSCW, the MPSC and FERC. Wisconsin Electric is recovering the lease payments associated with OC 2 as authorized by the PSCW and FERC, and will request authorization from the MPSC with the next rate case. Under the lease terms, our return is calculated using a 12.7% return on equity and the equity ratio is assumed to be 53% for the PWGS Units and 55% for the Oak Creek Units. The interest component of the return has been determined at rates in effect at the time of commercial operation.

Background: The PSCW issued orders granting CPCNs for the construction of the PWGS and the Oak Creek expansion in 2002 and 2003, respectively.

PWGS consists of two 545 MW natural gas-fired combined cycle generating units on the site of Wisconsin Electric's former Port Washington Power Plant, the natural gas lateral to supply the new plant, and the transmission system upgrades required of ATC. PWGS 1 and PWGS 2 were completed within the PSCW approved cost parameters and were placed in service in July 2005 and May 2008, respectively.

The Oak Creek expansion is located adjacent to the site of Wisconsin Electric's existing Oak Creek Power Plant. OC 1 and OC 2 were placed into service on February 2, 2010 and January 12, 2011, respectively. The total cost for the two units was set at $2.191 billion. We estimate that the final cost of the Oak Creek expansion is approximately $191 million, or 8.7%, over the amount initially approved by the PSCW, of which our share is $162 million. The additional amount includes the amounts payable to Bechtel pursuant to the

Settlement Agreement. The order approving the Oak Creek expansion provides for recovery of excess costs of up to 5% of the total project, subject to a prudence review by the PSCW. Costs above the 5% cap would also be included in lease payments and recovered from customers if the PSCW finds that such costs were prudently incurred and were the result of force majeure conditions, an excused event and/or event of loss. In addition, the leases provide for a guaranteed in-service date of September 29, 2009 for OC 1 and September 29, 2010 for OC 2, and impose liquidated damages of $250,000 per day, of which ERGSS' share is approximately $208,350 per day, for failure to achieve the guaranteed in-service date unless the delays result from force majeure conditions or an excused event. In light of the weather delays incurred on the project and other factors, we expect to request authorization from the PSCW to recover all costs associated with the units and to grant relief from liquidated damages.

ERGSS is entitled to receive its share of $250,000 per day from Bechtel under the contract with Bechtel for each day Bechtel failed to achieve the guaranteed in-service dates of September 29, 2009 and September 29, 2010, unless the delays resulted from force majeure conditions or excused events. Pursuant to the terms of the Settlement Agreement and a change order signed concurrent with the turnover of OC 2, Bechtel was granted total schedule relief of 120 days for OC 1 and 81 days for OC 2. Therefore, Bechtel is responsible for 5 days of liquidated damages for OC 1 and 23 days for OC 2. All liquidated damages collected are for the benefit of Wisconsin Electric's customers. Although we anticipate the PSCW will agree that the excused delays were caused by force majeure and other conditions, there is no guarantee that it will grant ERGSS the same schedule relief.

For information regarding the Settlement Agreement, see Oak Creek Construction Contract in Note R -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Lease Terms: The PSCW approved the lease agreements and related documents under which Wisconsin Electric will staff, operate and maintain PWGS 1, PWGS 2, OC 1 and OC 2. Key terms of the leased generation contracts are as follows:

PWGS 1 & PWGS 2

- Initial lease term of 25 years with the potential for subsequent renewals at reduced rates;
- Cost recovery over a 25 year period on a mortgage basis amortization schedule;
- Imputed capital structure of 53% equity, 47% debt;
- Authorized rate of return of 12.7% after tax on equity;
- Fixed construction cost of PWGS 1 and PWGS 2 at $309.6 million and $280.3 million (2001 dollars) subject to escalation at the GDP inflation rate;
- Recovery of carrying costs during construction; and
- Ongoing PSCW supervisory authority over those lease terms and conditions specifically identified in the order, which do not include the key financial terms.

OC 1 & OC 2

- Initial lease term of 30 years with the potential for subsequent renewals at reduced rates;
- Cost recovery over a 30 year period on a mortgage basis amortization schedule;
- Imputed capital structure of 55% equity, 45% debt;
- Authorized rate of return of 12.7% after tax on equity;
- Recovery of carrying costs during construction; and
- Ongoing PSCW supervisory authority over those lease terms and conditions specifically identified in the order, which do not include the key financial terms.

WPDES Permit: In order to resolve all outstanding challenges to the Wisconsin Pollution Discharge Elimination System (WPDES) permit issued by the WDNR in connection with the Oak Creek expansion, a settlement agreement was reached with Clean Wisconsin, Inc. and Sierra Club, in which we committed to contribute our share of $5 million (approximately $4.2 million) towards projects to reduce greenhouse gas emissions. We also agreed (i) for the 25 year period ending 2034, subject to regulatory approval and cost recovery, to contribute our share of up to $4 million per year (approximately $3.3 million) to fund projects to address Lake Michigan water quality, and (ii) subject to regulatory approval and cost recovery, to develop new solar and biomass generation projects. We also agreed to support state legislation to increase the renewable portfolio standard to 10% by 2013 and 25% by 2025, and to retire 116 MW of coal-fired generation at our Presque Isle Power Plant.

In its December 2009 decision, based upon a proposal submitted by the parties to the settlement agreement, the PSCW authorized recovery of $2.0 million per year for 2010 and 2011 related to costs associated with projects to address Lake Michigan water quality and recovery of $2.0 million of the second $2.5 million payment related to projects to reduce greenhouse gas emissions. Based upon this decision, the parties are proceeding to carry out the settlement agreement. We are responsible for our pro rata share of these payments.

UTILITY RATES AND REGULATORY MATTERS

The PSCW regulates our retail electric, natural gas and steam rates in the state of Wisconsin, while FERC regulates our wholesale power, electric transmission and interstate gas transportation service rates. The MPSC regulates our retail electric rates in the state of Michigan. Within our regulated segment, we estimate that approximately 87% of our electric revenues are regulated by the PSCW, 7% are regulated by the MPSC and the balance of our electric revenues is regulated by FERC. In Wisconsin, a general rate case is typically filed every two years. We anticipate filing a rate case in 2011 for rates effective in January 2012. All of our natural gas and steam revenues are regulated by the PSCW. Orders from the PSCW can be viewed at http://psc.wi.gov/ and orders from the MPSC can be viewed at www.michigan.gov/mpsc/.

2010 Wisconsin Rate Case: In March 2009, Wisconsin Electric and Wisconsin Gas initiated rate proceedings with the PSCW. Wisconsin Electric initially asked the PSCW to approve a rate increase for its Wisconsin retail electric customers of approximately $76.5 million, or 2.8%, and a rate increase for its natural gas customers of approximately $22.1 million, or 3.6%. In addition, Wisconsin Electric requested increases of approximately $1.4 million, or 5.8%, and approximately $1.3 million, or 6.8%, for its Milwaukee Downtown (Valley) steam utility customers and Milwaukee County steam utility customers, respectively. Wisconsin Gas asked the PSCW to approve a rate increase for its natural gas customers of approximately $38.9 million, or 4.6%.

In July 2009, Wisconsin Electric filed supplemental testimony with the PSCW updating its rate increase request for retail electric customers to reflect the impact of lower sales as a result of the decline in the economy. The effect of the change resulted in Wisconsin Electric increasing its request from $76.5 million to $126.0 million.

In December 2009, the PSCW authorized rate adjustments related to Wisconsin Electric's and Wisconsin Gas' requests to increase electric, natural gas and steam rates. The PSCW approved the following rate adjustments:

- An increase of approximately $85.8 million (3.35%) in retail electric rates for Wisconsin Electric, which was partially offset by bill credits in 2010 and included a decrease in base fuel revenues of approximately $111.0 million, or a fuel rate component decrease of 13.8%;
- A decrease of approximately $2.0 million (0.35%) for natural gas service for Wisconsin Electric;
- An increase of approximately $5.7 million (0.70%) for natural gas service for Wisconsin Gas; and
- A decrease of approximately $0.4 million (1.65%) for Wisconsin Electric's Valley steam utility customers and a decrease of approximately $0.1 million (0.47%) for its Milwaukee County steam utility customers.

These rate adjustments became effective January 1, 2010. In addition, the PSCW lowered the authorized return on equity for Wisconsin Electric from 10.75% to 10.4% and for Wisconsin Gas from 10.75% to 10.5%.

The PSCW also made, among others, the following determinations:

- New depreciation rates were incorporated into the new base rates approved in the rate case;
- Certain regulatory assets that were scheduled to be fully amortized over four years are instead being amortized over eight years; and
- Wisconsin Electric will continue to receive AFUDC on 100% of Construction Work in Progress for the environmental control projects at our Oak Creek Power Plant and at Edgewater Generating Unit 5, and on the Glacier Hills Wind Park.

As part of its final decision in the 2010 rate case, the PSCW authorized Wisconsin Electric to reopen the docket in 2010 to review updated 2011 fuel costs. On September 3, 2010, Wisconsin Electric filed an application with the PSCW to reopen the docket to review updated 2011 fuel costs and to set rates for 2011 that reflect those costs. Wisconsin Electric requested an increase in 2011 Wisconsin retail electric rates of $38.4 million, or 1.4%, related to the increase in 2011 monitored fuel costs as compared to the level of monitored fuel costs currently embedded in rates. In December 2010, Wisconsin Electric reduced its request by approximately $6 million. The net increase of $32.4 million is being driven primarily by an increase in the delivered cost of coal. We expect to receive approval for the increased rates in the first quarter of 2011.

2010 Michigan Rate Increase Request: In July 2009, Wisconsin Electric filed a $42 million rate increase request with the MPSC, primarily to recover the costs of PTF projects. Michigan law allows utilities, upon the satisfaction of certain conditions, to self-implement a rate increase request, subject to refund with interest. In December 2009, the MPSC approved Wisconsin Electric's modified self-implementation plan to increase electric rates in Michigan by approximately $12 million, effective upon commercial operation of OC 1, which occurred on February 2, 2010. On July 1, 2010, the MPSC issued the final order, approving an additional increase of $11.5 million effective July 2, 2010. The combined total increase is $23.5 million annually, or 14.2%. In August 2010, our largest customers, two iron ore mines, filed an appeal with the MPSC regarding this rate order. In October 2010, the MPSC ruled on the mines' appeal and reduced the rate increase by approximately $0.3 million annually, effective November 1, 2010. On November 12, 2010, the mines filed a Claim of Appeal of the October 2010 order with the Michigan Court of Appeals. On December 28, 2010, the MPSC filed a Motion for Remand with the Court of Appeals.

2008 Wisconsin Rate Increase: During 2007, Wisconsin Electric and Wisconsin Gas initiated rate proceedings. In January 2008, the PSCW approved pricing increases for Wisconsin Electric and Wisconsin Gas as follows:

- $389.1 million (17.2%) in electric rates for Wisconsin Electric - the pricing increase was offset by bill credits in 2008 and 2009;
- $4.0 million (0.6%) for natural gas service from Wisconsin Electric;
- $3.6 million (11.2%) for steam service from Wisconsin Electric; and
- $20.1 million (2.2%) for natural gas service from Wisconsin Gas.

In addition, the PSCW lowered the return on equity for Wisconsin Electric and Wisconsin Gas from 11.2% to 10.75%. The PSCW also determined that $85.0 million of the Point Beach proceeds should be immediately applied to offset certain regulatory assets.

2008 Michigan Rate Increase: In January 2008, Wisconsin Electric filed a rate increase request with the MPSC. This request represented an increase in electric rates of 14.7%, or $22.0 million, to support the growing demand for electricity, continued investment in renewable programs, compliance with environmental regulations, addition of distribution infrastructure and increased operational expenses. In November 2008, a settlement agreement with the MPSC staff and intervenors for a rate increase of $7.2 million, or 4.6%, was approved by the MPSC, effective January 1, 2009.

Limited Rate Adjustment Requests

2010 Fuel Recovery Request: In February 2010, Wisconsin Electric filed a $60.5 million rate increase request with the PSCW to recover forecasted increases in fuel and purchased power costs. The increase in fuel and purchased power costs was driven primarily by increases in the price of natural gas compared to the forecasted prices included in the 2010 PSCW rate case order, changes in the timing of plant outages and increased MISO costs. Effective March 25, 2010, the PSCW approved an annual increase of $60.5 million in Wisconsin retail electric rates on an interim basis. The revenues that we collect are subject to refund with interest at a rate of 10.4%. We expect PSCW review and final approval in the first quarter of 2011.

2009 Fuel Order: Wisconsin Electric operates under a fuel cost adjustment clause for fuel and purchased power costs associated with the generation of electricity for its retail customers in Wisconsin. Under the fuel rules in effect in 2008 and 2009, a Wisconsin utility could request an emergency rate increase if projected costs fell outside of a prescribed range of costs which was plus or minus 2% of the fuel rate approved in a general rate proceeding.

In March 2008, Wisconsin Electric filed a request for an emergency rate increase with the PSCW to recover forecasted increases in fuel and purchased power costs. The PSCW authorized a total increase of $118.9 million. In April 2009, Wisconsin Electric filed a request with the PSCW to decrease annual Wisconsin retail electric rates by $67.2 million because it forecasted that its monitored fuel cost for 2009 would fall outside the range prescribed by the PSCW and would be less than the fuel cost reflected in then authorized rates. The PSCW approved this request on an interim basis with rates effective May 1, 2009.

The PSCW staff is currently auditing the fuel costs for the year 2009 to determine whether Wisconsin Electric collected excess revenues as a result of the fuel surcharges that were in place in 2008 and 2009. Under the fuel rules, if a utility collects excess revenues in a year in which it implemented an emergency fuel surcharge, it is required to refund to customers the over-collected fuel surcharge revenue up to the amount of the excess revenues.

The PSCW staff issued for comment a memorandum detailing different alternatives for calculating excess revenues. We do not believe the amount to be refunded to customers, if any, should be material. We anticipate a decision in this matter in the first quarter of 2011.

Other Utility Rate Matters

Oak Creek Air Quality Control System Approval: In July 2008, we received approval from the PSCW granting Wisconsin Electric authority to construct wet flue gas desulfurization and selective catalytic reduction facilities at Oak Creek Power Plant units 5-8. Construction of these emission controls began in late July 2008, and we expect the installation to be completed during 2012. We currently expect the cost of completing this project to be approximately $780 million ($910 million including AFUDC). The cost of constructing these facilities has been included in our previous estimates of the costs to implement the Consent Decree with the EPA.

Michigan Legislation: During October 2008, Michigan enacted legislation to make significant changes in regulatory procedures, which should provide for more timely cost recovery. Public Act 286 allows the use of a forward-looking test year in rate cases rather than historical data, and allows us to put interim rates into effect six months after filing a complete case. Rate filings for which an order is not issued within 12 months are deemed approved. In addition, we could seek a CPCN for new investment, and could recover interest on the investment during construction. Public Act 286 also gives the MPSC expanded authority over proposed mergers and acquisitions, and requires action within 180 days of filing.

Wisconsin Fuel Rules: Embedded within Wisconsin Electric's base rates is an amount to recover fuel costs. Under the fuel rules prior to January 1, 2011, no adjustments were made to rates under the fuel cost adjustment clause as long as fuel and purchased power costs were expected to be within a band of the costs embedded in current rates for the 12-month period ending December 31. If, however, annual fuel costs were expected to fall outside of the band, and actual costs fell outside of established fuel bands, then we could file for a change in fuel recoveries on a prospective basis.

In April 2010, the Wisconsin legislature passed the Fuel Rule Bill, and the Governor signed it in May 2010. This bill instructed the PSCW to defer, for subsequent rate recovery or refund, any under-collection or over-collection of fuel costs that are outside of the utility's symmetrical fuel cost tolerance, which the PSCW set at plus or minus 2% of the utility's approved fuel cost plan. In August 2010, the PSCW proposed new fuel rules pursuant to this legislation, which the Wisconsin legislature reviewed and sent back to the PSCW for additional rule-making. In December 2010, the PSCW revised the proposed rules as requested by the legislature and sent the revised rules back to the legislature for review. The new fuel rules are now in effect and fuel cost plans approved by the PSCW after January 1, 2011 will be subject to the new rules.

Electric Transmission Cost Recovery: Wisconsin Electric divested its transmission assets with the formation of ATC in January 2001. We now procure transmission service from ATC at FERC approved tariff rates. In connection with the formation of ATC, our transmission costs have escalated due to the socialization of costs within ATC and increased transmission infrastructure requirements in the state. In 2002, in connection with the increased costs experienced by our customers, the PSCW issued an order which allowed us to use escrow accounting whereby we deferred transmission costs that exceeded amounts embedded in our rates. We were allowed to earn a return on the unrecovered transmission costs we deferred at our weighted-average cost of capital. As of December 31, 2010, we had deferred $138.0 million of unrecovered transmission costs. The escrow accounting treatment has been discontinued as our 2008 and 2010 PSCW rate orders have provided for recovery of these costs.

Gas Cost Recovery Mechanism: Our natural gas operations operate under GCRMs as approved by the PSCW. Generally, the GCRMs allow for a dollar for dollar recovery of gas costs. Prior to 2010, there was an incentive mechanism under the GCRMs that allowed for increased revenues if we acquired gas at prices lower than benchmarks approved by the PSCW. However, as part of the January 2010 PSCW rate order, the PSCW approved changing from an incentive method to a modified one for one method. The new method does not have revenue sharing. The GCRMs measure commodity purchase costs against a monthly benchmark which includes a 2% tolerance. Costs in excess of this monthly benchmark are subject to additional review by the PSCW before they can be passed through to our customers. The modified one for one is the same method used by the other utilities in Wisconsin.

Bad Debt Costs: In March 2005, the PSCW approved our use of escrow accounting for residential bad debt costs. The escrow method of accounting for bad debt costs allows for deferral of Wisconsin residential bad debt expense that exceeds amounts allowed in rates. As part of the January 2010 PSCW rate order, the escrow accounting method for bad debt costs was extended through December 31, 2011.

Depreciation Rates: In January 2009, we filed a depreciation study with the PSCW, proposing new depreciation rates that would reduce annual depreciation expense by approximately $55 million. The PSCW approved the depreciation study and the new depreciation rates began on January 1, 2010. We estimate that the new depreciation rates did not have a material impact on earnings because the new depreciation rates were considered when the PSCW set our 2010 electric and gas rates.

Renewables, Efficiency and Conservation: In March 2006, Wisconsin revised the requirements for renewable energy generation by enacting Act 141. Act 141 defines "baseline renewable percentage" as the average of an energy provider's renewable energy percentage for 2001, 2002 and 2003. A utility's renewable energy percentage is equal to the amount of its total retail energy sales that are provided by renewable sources. Wisconsin Electric's baseline renewable energy percentage is 2.27%. Under Act 141, Wisconsin Electric could not decrease its renewable energy percentage for the years 2006-2009, and for the years 2010-2014, it must increase its renewable energy percentage at least two percentage points to a level of 4.27%. As of December 31, 2010, our renewable energy percentage is at 4.27%. Act 141 further requires that for the year 2015 and beyond, the renewable energy percentage must increase at least six percentage points above the baseline to a level of 8.27%. Act 141 establishes a goal that 10% of all electricity consumed in Wisconsin be generated by renewable resources by December 31, 2015. To comply with increasing requirements, Wisconsin Electric has developed and contracted for several hundred megawatts of wind generation and is in the process of seeking permits and approvals for approximately 50 MW of biomass fueled generation. Assuming the additional wind generation currently under construction and the proposed biomass project is approved and completed on schedule, we expect to be in compliance with Act 141 through the year 2015. To remain in compliance with Act 141, we would need to construct or contract for the equivalent of approximately 500 MW of additional renewable generating capacity by 2020. See Renewable Energy Portfolio discussion below for additional information regarding the development of renewable energy generation.

Act 141 allows the PSCW to delay a utility's implementation of the renewable portfolio standard if it finds that achieving the renewable requirement would result in unreasonable rate increases or would lessen reliability, or that new renewable projects could not be permitted on a timely basis or could not be served by adequate transmission facilities. Act 141 provides that if a utility is in compliance with the renewable energy and energy efficiency requirements as determined by the PSCW, then the utility may not be ordered to achieve additional energy conservation or efficiency. Prior to Act 141, there had been no agreement on how to determine compliance with the Energy Priorities law, which provides that it is the policy of the PSCW, to the extent it is cost-effective and technically feasible, to consider the following options in the listed order when reviewing energy-related applications: (1) energy conservation and efficiency, (2) noncombustible renewable energy resources, (3) combustible renewable energy resources, (4) natural gas, (5) oil or low sulfur coal and (6) high sulfur coal and other carbon-based fuels.

Act 141 also redirects the administration of energy efficiency, conservation and renewable programs from the Wisconsin Department of Administration back to the PSCW and/or contracted third parties. In addition, Act 141 required that 1.2% of utilities' annual operating revenues be used to fund these programs. The funding required by Act 141 increased to 1.5% of annual operating revenues in 2011 and is scheduled to increase to 1.9% in 2012.

Public Act 295 enacted in Michigan calls for the implementation of a renewable portfolio standard by 2015 and energy optimization (efficiency) targets up to 1% annually by 2015. Public Act 295 specifically calls for current recovery of costs incurred to meet the standards and provides for ongoing review and revision to assure the measures taken are cost-effective.

Renewable Energy Portfolio: In May 2008, the Blue Sky Green Field wind farm project, which has 88 turbines with an installed capacity of 145 MW, reached commercial operation. In July 2008, we completed the purchase of rights to a new wind farm site in Central Wisconsin, Glacier Hills Wind Park, and filed a request for a CPCN with the PSCW in October 2008. The PSCW approved the CPCN in January 2010. We currently expect to install 90 wind turbines with a total generating capacity of approximately 162 MW. This project is expected to cost between $360 million and $370 million, excluding AFUDC. Construction commenced in May 2010, and we anticipate 2012 will be the first full year of operation.

In September 2009, we announced plans to construct a biomass-fueled power plant at Domtar Corporation's Rothschild, Wisconsin paper mill site. Wood waste and wood shavings will be used to produce approximately 50 MW of renewable electricity and will also support Domtar's sustainable papermaking operations. We believe the biomass plant will be eligible for the federal production tax credit. We currently expect to invest approximately $255 million, excluding AFUDC, in the plant and for it to be completed during the fall of 2013, subject to regulatory and other approvals. In March 2010, we filed a request for a Certificate of Authority for the project with the PSCW. We anticipate a decision from the PSCW during the first quarter of 2011.

Edgewater Generating Unit 5: During the fourth quarter of 2009, we reached a contingent agreement to sell our 25% interest in Edgewater Generating Unit 5 to WPL for our net book value, including working capital. In March 2010, the agreement became effective and we are in the process of receiving regulatory approvals. We received approval for the sale from FERC in June 2010, and from the PSCW in November 2010. We are currently working with the MPSC to obtain approval on terms that are acceptable to us. Assuming completion of the sale, we expect to realize proceeds of between $40 million and $45 million depending on the working capital balances and our level of capital investment in the unit prior to the sale. The contractual deadline to complete the sale is June 30, 2011.

ELECTRIC SYSTEM RELIABILITY

In response to customer demand for higher quality power required by modern equipment, we are evaluating and updating our electric distribution system. We are taking steps to reduce the likelihood of outages by upgrading substations and rebuilding lines to upgrade voltages and reliability. These improvements, along with better technology for analysis of our existing system, better resource management to speed restoration and improved customer communication, are near-term efforts to enhance our current electric distribution infrastructure. For the long-term, we have developed a distribution system asset management strategy that requires increased levels of automation of both substations and line equipment to consistently provide the level of reliability needed for a digital economy.

We had adequate capacity to meet all of our firm electric load obligations during 2010 and 2009. All of our generating plants performed well during the warmest periods of the summer and all power purchase commitments under firm contract were received. During this period, public appeals for conservation were not required and we did not interrupt or curtail service to non-firm customers who participate in load management programs. We expect to have adequate capacity to meet all of our firm load obligations during 2011. However, extremely hot weather, unexpected equipment failure or unavailability could require us to call upon load management procedures.

ENVIRONMENTAL MATTERS

Consistent with other companies in the energy industry, we face significant ongoing environmental compliance and remediation obligations related to current and past operations. Specific environmental issues affecting our utility and non-utility energy segments include but are not limited to current and future regulation of: (1) air emissions such as CO_2, SO_2, NO_x, fine particulates and mercury; (2) disposal of coal combustion by-products such as fly ash; and (3) remediation of impacted properties, including former manufactured gas plant sites.

We are currently pursuing a proactive strategy to manage our environmental compliance obligations, including: (1) improving our overall energy portfolio by adding more efficient generation as part of our PTF strategy; (2) developing additional sources of renewable electric energy supply; (3) reviewing water quality matters such as discharge limits and cooling water requirements; (4) adding emission control equipment to existing facilities to comply with new ambient air quality standards and federal clean air rules; (5) implementing a Consent Decree with the EPA to reduce emissions of SO_2 and NO_x by more than 65% by 2013; (6) evaluating and implementing improvements to our cooling water intake systems; (7) continuing the beneficial re-use of ash and other solid products from coal-fired generating units; and (8) conducting the clean-up of former manufactured gas plant sites.

Air Quality

8-hour Ozone Standard: In April 2004, the EPA designated 10 counties in southeastern Wisconsin as non-attainment areas for the 8-hour ozone ambient air quality standard. States were required to develop and submit a State Implementation Plan (SIP) to the EPA by June 2007 to demonstrate how they intended to comply with the 8-hour ozone ambient air quality standard. Instead of submitting a SIP, Wisconsin submitted a request to redesignate all counties in southeastern Wisconsin as in attainment with the standard. In addition to the request for redesignation, Wisconsin also adopted the Reasonably Available Control Technology (RACT) rule that applies to emissions from our power plants in the affected areas of Wisconsin. Compliance with the NO_x emission reduction requirements under the Consent Decree has substantially mitigated costs to comply with the RACT rule. In March 2008, the EPA issued a determination that the state of Wisconsin had failed to submit a SIP. In a separate action in May 2008, the EPA redesignated one of the 10 counties, Kewaunee County, as in attainment. In September 2009, Wisconsin submitted a SIP to the EPA. Based on our review of this submittal, we do not believe we would be subject to any further requirements to reduce emissions. In July 2010, the EPA redesignated an additional two counties, Manitowoc and Door, as in attainment. Although the EPA has yet to take action on redesignation of the remaining 7 counties due to continuing issues related to a portion of the SIP, Volatile Organic Compounds (VOC) RACT rules, that do not apply to our facilities, it issued a finding of attainment in December 2010 for the remaining 7 counties in southeastern Wisconsin. In order for the EPA to redesignate these counties, the state must revise, submit and receive EPA approval of revised VOC RACT rules. Pending redesignation, we will continue to be subject to more stringent permitting standards for new or revised facilities in the affected 7 counties.

In March 2008, the EPA announced its decision to further lower the 8-hour ozone standard, and in January 2010, the EPA proposed to lower that standard further. In a December 2010 motion, the EPA asked that the litigation challenging the 2008 ozone National Ambient Air Quality Standards (NAAQS) be set aside. The EPA indicates that it now expects to complete its reconsideration rulemaking by July 29, 2011. Although it is likely that additional counties, including the 10 in southeastern Wisconsin discussed above, may be designated as non-attainment areas under the revised standard, until those designations become final and until any potential additional rules are adopted, we are unable to predict the impact on the operation of our coal-fired generation facilities.

Fine Particulate Standard: In December 2004, the EPA designated Fine Particulate Matter ($PM_{2.5}$) non-attainment areas. All counties in Wisconsin and all counties in the Upper Peninsula of Michigan were designated as in attainment with the standard. In December 2006, a more restrictive federal standard became effective; however, on February 24, 2009 the D.C. Circuit Court of Appeals issued a decision on the revised standard and remanded it back to the EPA for revision. The Court's decision will likely result in an even more stringent annual $PM_{2.5}$ standard. In October 2009, the EPA designated three counties in southeast Wisconsin (Milwaukee, Waukesha and Racine) as not meeting the 2006 daily standard for $PM_{2.5}$. Wisconsin has until 2012 to develop a SIP and submit it to the EPA for approval, and will need to implement actions to reach attainment in the 2014-2019 time period. The impact of future SIP requirements cannot be determined at this time. Similarly, until the EPA revises the 2006 standard consistent with the court's decision and the states develop rules and submit SIPs to the EPA to demonstrate how they intend to comply with that standard, we are unable to predict the impact of this more restrictive standard on the operation of our coal-fired generation facilities.

In a related matter, in August 2010, the Wisconsin Natural Resources Board adopted rules to reflect changes made by the EPA in their regulations regarding the regulation of $PM_{2.5}$. The rule became effective on January 1, 2011. $PM_{2.5}$ is proposed to be included as a pollutant used to determine whether a facility is a major source of air pollution. Additionally, if modifications to an existing facility would result in increases in $PM_{2.5}$ emissions, we would potentially need to obtain an air pollution control construction permit, including requirements to control emissions to levels which represent best available control technology or lowest achievable emission rate.

Sulfur Dioxide Standard: The EPA adopted its final rule revising the NAAQS for SO_2. The rule became effective August 23, 2010. If the revised standard results in the designation of new non-attainment areas, it could potentially have an adverse effect on our facilities in those areas. We are unable to predict the impact on the operation of our coal-fired generation facilities until final attainment designations are made and until any potential additional rules are adopted.

Nitrogen Dioxide Standard: In January 2010, the EPA announced a new hourly Nitrogen Dioxide standard, which became effective in April 2010. We are unable to predict the impact on the operation of our coal-fired generation facilities until final attainment designations are made and until any potential additional rules are adopted.

Clean Air Interstate Rule: The EPA issued the final Clean Air Interstate Rule (CAIR) in March 2005 to facilitate the states in meeting the 8-hour ozone and Fine Particulate Matter standards by addressing the regional transport of SO_2 and NO_x. In 2008, the U.S. Court of Appeals for the D.C. Circuit invalidated several aspects of CAIR and remanded the rule to the EPA to promulgate a replacement rule.

In July 2010, the EPA proposed a Transport Rule to replace CAIR. The proposed Transport Rule, like CAIR, would establish individual state caps for the emissions of SO_2 and NO_X from electric generating units in the eastern half of the United States, including Michigan and Wisconsin. The CAIR is in effect as of 2009 for NO_x and 2010 for SO_2, but will be replaced with the new requirements of the Transport Rule, if adopted. The Transport Rule may require new reductions in 2012 for NO_x and SO_2 and additional reductions in 2014 for SO_2 for some states, including Wisconsin and Michigan. According to the EPA, the Transport Rule and other actions by States is expected to result in a 71% reduction of SO_2 and 52% reduction of NO_x emissions from power plants in the eastern United States by 2014 from 2005 emission levels.

We submitted comments on the proposed rule in October 2010. The EPA intends to finalize the rule in mid-2011.

We previously determined that compliance with the NO_x and SO_2 emission reductions requirements under the Consent Decree entered into between the EPA and Wisconsin Electric in April 2003 would substantially mitigate costs to comply with CAIR and would achieve the levels necessary under at least the first phase of CAIR. The proposed limits under the Transport Rule appear to be more stringent and could result in the need for additional expenditures by 2014.

Mercury and Other Hazardous Air Pollutants: The EPA issued the final Clean Air Mercury Rule (CAMR) in March 2005, addressing mercury emissions from new and existing coal-fired power plants. The federal rule was challenged by a number of states including Wisconsin and Michigan. In February 2008, the U.S. Court of Appeals for the D.C. Circuit vacated CAMR and sent the rule back to the EPA for reconsideration.

In December 2008, a number of environmental groups filed a complaint with the D.C. Circuit asking that the court place the EPA on a schedule for promulgating Maximum Achievable Control Technology (MACT) limits for fossil-fuel fired electric generating units to address hazardous air pollutants, including mercury. In October 2009, the EPA published notice of a proposed consent decree in connection with this litigation that would place the EPA on a schedule to set a MACT rule for coal and oil-fired electric generating units in 2011. In April 2010, the D.C. District Court approved a settlement agreement between the EPA and the plaintiffs in the litigation setting a firm schedule for the remanded rule-making. This settlement requires that the EPA issue a proposed rule by March 16, 2011 and a final rule by November 16, 2011. The EPA is currently in the process of developing the proposed MACT rule, which is expected to reduce emissions of numerous hazardous air pollutants, including mercury. We are unable to predict the impact on the operation of our existing coal-fired generation facilities until a proposed and final rule is issued.

Wisconsin and Michigan Mercury Rules: Both Wisconsin and Michigan have mercury rules in place. Both states require a 90% reduction of mercury. We have plans in place to comply with those requirements and the costs of these plans are incorporated into our capital and operation and maintenance costs.

Proposed New Coal Combustion Products Regulation: We currently have a program of beneficial utilization for substantially all of our coal combustion products, including fly ash, bottom ash and gypsum, which minimizes the need for disposal in specially-designed landfills. Both Wisconsin and Michigan have regulations governing the use and disposal of these materials. In June 2010, the EPA issued draft rules for public comment proposing various scenarios for regulating coal combustion products including classifying them as hazardous waste. We submitted comments on the proposed rule in November 2010. If coal combustion products are classified as hazardous waste, it could have a material adverse effect on our ability to continue our current program. Curtailing our program could result in the loss of a revenue stream that helps to offset the cost of pollution control equipment and the activities necessary to collect the coal combustion products.

In addition, if coal combustion products are classified as hazardous waste and we terminate our coal combustion products utilization program, we could be required to dispose of the coal combustion products at a significant cost to the Company.

Clean Air Visibility Rule: The EPA issued the Clean Air Visibility Rule (CAVR) in June 2005 to address Regional Haze, or regionally-impaired visibility caused by multiple sources over a wide area. The rule defines Best Available Retrofit Technology (BART) requirements for electric generating units and how BART will be addressed in the 28 states subject to EPA's CAIR. The pollutants from power plants that reduce visibility include $PM_{2.5}$ or compounds that contribute to fine particulate formation, NO_x, SO_2 and ammonia. States were required to submit SIPs to implement CAVR by December 2007. Wisconsin has not yet submitted a SIP. Michigan submitted a SIP, which was partially approved. In response to a citizen suit, in January 2009, the EPA issued a finding of failure to 37 states, including Wisconsin and Michigan, regarding their failure to submit SIPs. The finding started a two-year review window for the EPA to issue Federal Implementation Plans (FIPs), unless a state submits and receives SIP approval. Wisconsin has not yet released a SIP, nor made a SIP submittal to the EPA. Michigan submitted a complete SIP in November 2010. The EPA, however, has not yet taken any action to approve this SIP, nor issue a FIP to any states, including Michigan and Wisconsin.

Wisconsin and Michigan have completed the BART rules, which cover one aspect of the CAVR regulations. Wisconsin BART rules became effective in July 2008 and Michigan BART rules became effective in September 2008.

Both Wisconsin and Michigan BART rules are based, in part, on utility reductions of NO_x and SO_2 that were expected to occur under CAIR. Therefore, we will not be able to determine final impacts of these rules until the EPA completes a new rule, which it intends to finalize by mid-2011, pursuant to a ruling by the U.S. Court of Appeals for the D.C. Circuit.

EPA Consent Decree: In April 2003, Wisconsin Electric reached a Consent Decree with the EPA, in which it agreed to significantly reduce air emissions from certain of its coal-fired generating facilities. The U.S. District Court for the Eastern District of Wisconsin approved the amended Consent Decree and entered it in October 2007. For further information, see Note R -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Climate Change: We continue to take measures to reduce our emissions of greenhouse gases. We support flexible, market-based strategies to curb greenhouse gas emissions, including emissions trading, joint implementation projects and credit for early actions. We support an approach that encourages technology development and transfer and includes all sectors of the economy and all significant global emitters. Our emissions in future years will continue to be influenced by several actions completed, planned or underway, including:

- Repowering the Port Washington Power Plant from coal to natural gas-fired combined cycle units.
- Adding coal-fired units as part of the Oak Creek expansion that will be the most thermally efficient coal units in our system.
- Increasing investment in energy efficiency and conservation.
- Adding renewable capacity and promoting increased participation in the Energy for Tomorrow® renewable energy program.
- Retirement of coal units 1-4 at the Presque Isle Power Plant.

Federal, state, regional and international authorities have undertaken efforts to limit greenhouse gas emissions. Legislative and regulatory proposals that would impose mandatory restrictions on CO_2 emissions continue to be considered in the U.S. Congress and by the EPA, and the President and his administration have made it clear that they are focused on reducing CO_2 emissions, through legislation and/or regulation. Although the ultimate outcome of these efforts cannot be determined at this time, mandatory restrictions on our CO_2 emissions could result in significant compliance costs that could affect future results of operations, cash flows and financial condition.

Clean Water Act

Section 316(b) of the Clean Water Act requires that the location, design, construction and capacity of cooling water intake structures reflect the Best Technology Available (BTA) for minimizing adverse environmental impact. In September 2004, the EPA adopted rules for existing facilities to minimize the potential adverse impacts to aquatic organisms associated with water withdrawals from cooling water intakes. Costs associated with implementation of the 316(b) rules for Wisconsin Electric's Oak Creek Power Plant, We Power's Oak Creek expansion and PWGS were included in project costs.

In January 2007, the Federal Court of Appeals for the Second Circuit found certain portions of the rule impermissible, including portions that permitted approval of water intake system technologies based on a cost-benefit analysis, and remanded several parts of the rule to the EPA for further consideration or potential additional rulemaking. In April 2009, the United States Supreme Court reversed the Second Circuit regarding the use of cost-benefit analysis and held that it was permissible for the EPA to rely on cost-benefit analysis in setting national performance standards and in providing variances from those standards. The Supreme Court remanded the case for further proceedings consistent with its opinion.

On December 3, 2010, the Federal District Court in New York approved a settlement agreement between the EPA and Riverkeeper Inc. (plaintiff in the litigation) setting a firm schedule for the remanded Section 316(b) rulemaking. This settlement requires that the EPA issue a proposed rule by March 14, 2011 and a final rule by July 27, 2012. Until the EPA completes its reconsideration and rulemaking, we cannot predict what impact these changes may have on our facilities. The decision will not affect the new units at the Oak Creek expansion because those units were permitted based on a BTA decision under the Phase I rule for new facilities.

In December 2009, the EPA published its determination that revision of the current effluent guidelines for steam electric generating units was warranted, and proposed a rulemaking process to adopt such revisions by 2013. Revisions to the current effluent guidelines are expected to result in more stringent standards that may result in the installation of additional controls. Until the EPA completes its rulemaking process, however, we cannot predict what impact these new standards may have on our facilities.

Other Environmental Matters

Manufactured Gas Plant Sites: We are voluntarily reviewing and addressing environmental conditions at a number of former manufactured gas plant sites. For further information, see Note R -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Ash Landfill Sites: We aggressively seek environmentally acceptable, beneficial uses for our combustion byproducts. For further information, see Note R -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

LEGAL MATTERS

Cash Balance Pension Plan: On June 30, 2009, a lawsuit was filed by Alan M. Downes, a former employee, against the Plan in the U.S. District Court for the Eastern District of Wisconsin. Counsel representing the plaintiff is attempting to seek class certification for other similarly situated plaintiffs. The complaint alleges that Plan participants who received a lump sum distribution under the Plan prior to their normal retirement age did not receive the full benefit to which they were entitled in violation of the Employee Retirement Income Security Act of 1974 (ERISA) and are owed additional benefits, because the Plan failed to apply the correct interest crediting rate to project the cash balance account to their normal retirement age. On September 6, 2010, the plaintiff filed a First Amended Class Action Complaint alleging additional claims under ERISA and adding Wisconsin Energy Corporation as a defendant. The plaintiff has not specified the amount of relief he is seeking. An adverse outcome of this lawsuit could have a material adverse effect on Plan funding and expense and our results of operations. Although we are currently unable to predict the final outcome or impact of this litigation, we are aware that courts in two similar lawsuits filed in Wisconsin found that the interest crediting rates applied by pension plans involved in those cases were not in compliance with ERISA.

Stray Voltage: On July 11, 1996, the PSCW issued a final order regarding the stray voltage policies of Wisconsin's investor-owned utilities. The order clarified the definition of stray voltage, affirmed the level at which utility action is required, and placed some of the responsibility for this issue in the hands of the customer. Additionally, the order established a uniform stray voltage tariff which delineates utility responsibility and provides for the recovery of costs associated with unnecessary customer demanded services.

In recent years, dairy farmers have commenced actions or made claims against Wisconsin Electric for loss of milk production and other damages to livestock allegedly caused by stray voltage and ground currents resulting from the operation of its electrical system, even though that electrical system has been operated within the parameters of the PSCW's order. The Wisconsin Supreme Court has rejected the arguments that, if a utility company's measurement of stray voltage is below the PSCW "level of concern," that utility could not be found negligent in stray voltage cases. Additionally, the Court has held that the PSCW regulations regarding stray voltage were only minimum standards to be considered by a jury in stray voltage litigation. As a result of this case, claims by dairy farmers for livestock damage have been based upon ground currents with levels measuring less than the PSCW "level of concern." In December 2008, a stray voltage lawsuit was filed against Wisconsin Electric. Another stray voltage lawsuit was filed against Wisconsin Electric on January 27, 2011. We do not believe these lawsuits have merit and we will vigorously defend them. These lawsuits are not expected to have a material adverse effect on our financial statements. We continue to evaluate various options and strategies to mitigate this risk.

NUCLEAR OPERATIONS

Used Nuclear Fuel Storage and Disposal: During Wisconsin Electric's ownership of Point Beach, Wisconsin Electric was authorized by the PSCW to load and store sufficient dry fuel storage containers to allow Point Beach Units 1 and 2 to operate to the end of their original operating licenses, but not to exceed the original 48-canister capacity of the dry fuel storage facility. The original operating licenses were set to expire in October 2010 for Unit 1 and in March 2013 for Unit 2 before they were renewed and extended by the United States Nuclear Regulatory Commission in December 2005.

Temporary storage alternatives at Point Beach are necessary until the DOE takes ownership of and permanently removes the used fuel as mandated by the Nuclear Waste Policy Act of 1982, as amended in 1987. The Nuclear Waste Policy Act established the Nuclear Waste Fund which is composed of payments made by the generators and owners of such waste and fuel. Effective January 31, 1998, the DOE failed to meet its contractual obligation to begin removing used fuel from Point Beach, a responsibility for which Wisconsin Electric paid a total of $215.2 million into the Nuclear Waste Fund over the life of its ownership of Point Beach.

In August 2000, the United States Court of Appeals for the Federal Circuit ruled in a lawsuit brought by Maine Yankee and Northern States Power Company that the DOE's failure to begin performance by January 31, 1998 constituted a breach of the Standard Contract, providing clear grounds for filing complaints in the Court of Federal Claims. Consequently, Wisconsin Electric filed a complaint in November 2000 against the DOE in the Court of Federal Claims. In October 2004, the Court of Federal Claims granted Wisconsin Electric's motion for summary judgment on liability. The Court held a trial during September and October 2007 to determine damages. In December 2009, the Court ruled in favor of Wisconsin Electric, granting us more than $50 million in damages. In February 2010, the DOE filed an appeal. We negotiated a settlement with the DOE for $45.5 million, which we expect to receive in the first quarter of 2011. We anticipate that this amount, net of costs incurred, will be returned to customers in future rate cases.

INDUSTRY RESTRUCTURING AND COMPETITION

Electric Utility Industry

The regulated energy industry continues to experience significant changes. FERC continues to support large RTOs, which will affect the structure of the wholesale market. To this end, the MISO implemented bid-based markets, the MISO Energy Markets, including the use of LMP to value electric transmission congestion and losses. The MISO Energy Markets commenced operation in April 2005 for energy distribution and in January 2009 for operating reserves. Increased competition in the retail and wholesale markets, which may result from restructuring efforts, could have a significant and adverse financial impact on us. It is uncertain when retail access might be implemented, if at all, in Wisconsin; however, Michigan has adopted retail choice which potentially affects our Michigan operations. The Energy Policy Act, among other things, amended federal energy laws and provided FERC with new oversight responsibilities.

Restructuring in Wisconsin: Electric utility revenues in Wisconsin are regulated by the PSCW. Due to many factors, including relatively competitive electric rates charged by the state's electric utilities, the PSCW has been focused on electric reliability infrastructure issues for the state of Wisconsin in recent years.

The PSCW continues to maintain the position that the question of whether to implement electric retail competition in Wisconsin should ultimately be decided by the Wisconsin legislature. No such legislation has been introduced in Wisconsin to date.

Restructuring in Michigan: Our Michigan retail customers are allowed to remain with their regulated utility at regulated rates or choose an alternative electric supplier to provide power supply service. We have maintained our generation capacity and distribution assets and provide regulated service as we have in the past. We continue providing distribution and customer service functions regardless of the customer's power supplier.

Competition and customer switching to alternative suppliers in our service territories in Michigan has been limited. With the exception of general inquiries, no alternate supplier activity has occurred in our service territories in Michigan. We believe that this lack of alternate supplier activity reflects our small market area in Michigan, our competitive regulated power supply prices and a general lack of interest in the Upper Peninsula of Michigan as a market for alternative electric suppliers.

Electric Transmission and Energy Markets

In connection with its status as a FERC approved RTO, MISO developed bid-based energy markets, which were implemented on April 1, 2005. In January 2009, MISO commenced the Energy and Operating Reserves Markets, which includes the bid-based energy markets and an ancillary services market. We previously self-provided both regulation reserves and contingency reserves. In the MISO ancillary services market, we buy/sell regulation and contingency reserves from/to the market. The MISO ancillary services market has been able to reduce overall ancillary services costs in the MISO footprint. The MISO ancillary services market has enabled MISO to assume significant balancing area responsibilities such as frequency control and disturbance control.

In MISO, base transmission costs are currently being paid by Load Serving Entities (LSEs) located in the service territories of each MISO transmission owner. In February 2008, FERC issued several orders confirming the use of the current transmission cost allocation methodology. Certain additional costs for new transmission projects are allocated throughout the MISO footprint.

In April 2006, FERC issued an order determining that MISO had not applied its energy markets tariff correctly in the assessment of Revenue Sufficiency Guarantee (RSG) charges. FERC ordered MISO to resettle all affected transactions retroactive to the commencement of the energy market. In October 2006 and March 2007, we received additional rulings from FERC on these issues. FERC's rulings have been challenged by MISO and numerous other market participants. In July 2007, MISO commenced with the resettlement of the market in response to the orders. The resettlement was completed in January 2008 and resulted in a net cost increase of $7.8 million to us. Several entities filed formal complaints with FERC on the assessment of these charges. We filed in support of these complaints.

In November 2007, FERC issued another RSG order related to the rehearing requests previously filed. This order provided a clarification that was contrary to how MISO implemented the last resettlement. Once again, several parties, including Wisconsin Electric, filed for rehearing and/or clarification with FERC.

In addition, FERC ruled on the formal complaints filed by other entities in August 2007. FERC ruled that the current RSG cost allocation methodology may be unjust and unreasonable and established a refund effective date of August 10, 2007. MISO was ordered to file a new cost allocation methodology by March 2008. MISO filed new tariff language which indicated the new cost allocation methodology cannot be applied retroactively. We extended our previous rehearing/clarification request to include the timeframe from the established refund date through March 2008. In September 2008, FERC set a paper hearing for the formal complaints filed in 2007. FERC ruled on the outstanding rehearing/clarification requests and formal complaints in November 2008. FERC's ruling ordered the resettlements to begin from the date the MISO Energy Markets commenced in order to correct the RSG cost allocation methodology. Additionally, the order also set a new RSG cost allocation effective August 10, 2007. However, numerous entities filed rehearing requests in objection of these rulings. Although MISO requested a postponement of the resettlements until the matter is resolved, the resettlement commenced in March 2009. In May 2009, FERC issued an order denying rehearing on substantive matters for the rate period beginning August 10, 2007. However, FERC modified the effective date of that rate to November 10, 2008, and ordered MISO to cease the ongoing resettlement and to reconcile all invoices and payments therein. Similarly, in June 2009, FERC dismissed rehearing requests, but waived refunds for the period April 25, 2006 through November 4, 2007. FERC also stated for the first time that it was waiving refunds for the period April 1, 2005 through April 24, 2006. We, along with others, have sought rehearing and/or appeal of the FERC's May and June 2009 determinations pertaining to refunds. In addition, there are contested compliance matters pending FERC review. The net effects of FERC's rulings are uncertain at this time.

As part of MISO, a market-based platform was developed for valuing transmission congestion premised upon the LMP system that has been implemented in certain northeastern and mid-Atlantic states. The LMP system includes the ability to mitigate or eliminate congestion costs through Auction Revenue Rights (ARRs) and Financial Transmission Rights (FTRs). ARRs are allocated to market participants by MISO and FTRs are purchased through auctions. A new allocation and auction was completed for the period of June 1, 2010 through May 31, 2011. The resulting ARR valuation and the secured FTRs should mitigate our transmission congestion risk for that period.

Natural Gas Utility Industry

Restructuring in Wisconsin: The PSCW previously instituted generic proceedings to consider how its regulation of gas distribution utilities should change to reflect the changing competitive environment in the natural gas industry. To date, the PSCW has made a policy decision to deregulate the sale of natural gas in customer segments with workably competitive market choices and has adopted standards for transactions between a utility and its gas marketing affiliates. However, work on deregulation of the gas distribution industry by the PSCW is presently on hold. Currently, we are unable to predict the impact of potential future deregulation on our results of operations or financial position.

ACCOUNTING DEVELOPMENTS

New Pronouncements: See Note B -- Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements in this report for information on new accounting pronouncements.

International Financial Reporting Standards: During 2009, the SEC announced a "roadmap" for U.S. registrants that, if adopted, would require U.S. companies to follow IFRS instead of GAAP. The SEC guidelines, in their current form, would require us to adopt IFRS in 2014.

CRITICAL ACCOUNTING ESTIMATES

Preparation of financial statements and related disclosures in compliance with GAAP requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and anticipated recovery of costs. These judgments, in and of themselves, could materially impact the financial statements and disclosures based on varying assumptions. In addition, the financial and operating environment may also have a significant effect, not only on the operation of our business, but on our results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies applied have not changed.

The following is a list of accounting policies that are most significant to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgments:

Regulatory Accounting: Our utility subsidiaries operate under rates established by state and federal regulatory commissions which are designed to recover the cost of service and provide a reasonable return to investors. The actions of our regulators may allow us to defer costs that non-regulated entities would expense. The actions of our regulators may also require us to accrue liabilities that non-regulated companies would not. As of December 31, 2010, we had $1,144.5 million in regulatory assets and $899.1 million in regulatory liabilities. In the future, if we move to market based rates, or if the actions of our regulators change, we may conclude that we are unable to follow regulatory accounting. In this situation, continued deferral of certain regulatory asset and liability amounts on the utilities' books, as allowed under regulatory accounting, may no longer be appropriate and the unamortized regulatory assets net of the regulatory liabilities would be recorded as an extraordinary after-tax non-cash charge to earnings. We continually review the applicability of regulatory accounting and have determined that it is currently appropriate to continue following it. In addition, each quarter we perform a review of our regulatory assets and our regulatory environment and we evaluate whether we believe that it is probable that we will recover the regulatory assets in future rates. See Note C -- Regulatory Assets and Liabilities in the Notes to Consolidated Financial Statements for additional information.

Pension and OPEB: Our reported costs of providing non-contributory defined pension benefits (described in Note N -- Benefits in the Notes to Consolidated Financial Statements) are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience. Pension costs are impacted by actual employee demographics (including age, compensation levels and employment periods), the level of contributions made to plans and earnings on plan assets. Changes made to the provisions of the plans may also impact current and future pension costs. Pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

Changes in pension obligations associated with these factors may not be immediately recognized as pension costs on the income statement, but generally are recognized in future years over the remaining average service period of plan participants. As such, significant portions of pension costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants.

The following table reflects pension plan sensitivities associated with changes in certain actuarial assumptions by the indicated percentage. Each sensitivity reflects a change to the given assumption, holding all other assumptions constant.

Pension Plan Actuarial Assumption	Impact on Annual Cost (Millions of Dollars)
0.5% decrease in discount rate and lump sum conversion rate	$6.0
0.5% decrease in expected rate of return on plan assets	$5.4

In addition to pension plans, we maintain OPEB plans which provide health and life insurance benefits for retired employees (described in Note N -- Benefits in the Notes to Consolidated Financial Statements). Our reported costs of providing these post-retirement benefits are dependent upon numerous factors resulting from actual plan experience including employee demographics (age and compensation levels), our contributions to the plans, earnings on plan assets and health care cost trends. Changes made to the provisions of the plans may also impact current and future OPEB costs. OPEB costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the OPEB and post-retirement costs. Our OPEB plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns, as well as changes in general interest rates, may result in increased or decreased other post-retirement costs in future periods. Similar to accounting for pension plans, the regulators of our utility segment have adopted accounting guidance for compensation related to retirement benefits for rate-making purposes.

The following table reflects OPEB plan sensitivities associated with changes in certain actuarial assumptions by the indicated percentage. Each sensitivity reflects a change to the given assumption, holding all other assumptions constant.

OPEB Plan Actuarial Assumption	Impact on Annual Cost (Millions of Dollars)
0.5% decrease in discount rate	$2.5
0.5% decrease in health care cost trend rate in all future years	($3.2)
0.5% decrease in expected rate of return on plan assets	$1.1

Unbilled Revenues: We record utility operating revenues when energy is delivered to our customers. However, the determination of energy sales to individual customers is based upon the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of their last meter reading are estimated and corresponding unbilled revenues are calculated. This unbilled revenue is estimated each month based upon actual generation and throughput volumes, recorded sales, estimated customer usage by class, weather factors, estimated line losses and applicable customer rates. Significant fluctuations in energy demand for the unbilled period or changes in the composition of customer classes could impact the accuracy of the unbilled revenue estimate. Total utility operating revenues during 2010 of approximately $4.2 billion included accrued utility revenues of $280.3 million as of December 31, 2010.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED INCOME STATEMENTS
Year Ended December 31

	2010	2009	2008
	(Millions of Dollars, Except Per Share Amounts)		
Operating Revenues	$ 4,202.5	$ 4,100.9	$ 4,402.4
Operating Expenses			
Fuel and purchased power	1,099.9	1,059.7	1,238.1
Cost of gas sold	751.5	912.0	1,220.9
Other operation and maintenance	1,327.5	1,246.1	1,346.2
Depreciation and amortization	305.6	343.0	323.6
Property and revenue taxes	106.0	110.5	106.5
Total Operating Expenses	3,590.5	3,671.3	4,235.3
Amortization of Gain	198.4	230.7	488.1
Operating Income	810.4	660.3	655.2
Equity in Earnings of Transmission Affiliate	60.1	59.1	51.8
Other Income and Deductions, net	40.2	28.5	16.9
Interest Expense, net	206.4	156.7	153.7
Income from Continuing Operations Before Income Taxes	704.3	591.2	570.2
Income Taxes	249.9	215.5	215.1
Income from Continuing Operations	454.4	375.7	355.1
Income from Discontinued Operations, Net of Tax	2.1	6.7	4.0
Net Income	$ 456.5	$ 382.4	$ 359.1
Earnings Per Share (Basic)			
Continuing Operations	$ 3.89	$ 3.21	$ 3.04
Discontinued Operations	0.02	0.06	0.03
Total Earnings Per Share (Basic)	$ 3.91	$ 3.27	$ 3.07
Earnings Per Share (Diluted)			
Continuing Operations	$ 3.84	$ 3.19	$ 3.00
Discontinued Operations	0.02	0.05	0.04
Total Earnings Per Share (Diluted)	$ 3.86	$ 3.24	$ 3.04
Weighted Average Common Shares Outstanding (Millions)			
Basic	116.9	116.9	116.9
Diluted	118.4	117.9	118.2

The following pro forma information reflects the impact of the two-for-one stock split, which will be effective March 2011. See Note T -- Subsequent Events for further information.

	2010	2009	2008
Pro Forma Earnings Per Share (Diluted)			
Continuing Operations	$ 1.92	$ 1.59	$ 1.50
Discontinued Operations	0.01	0.03	0.02
Total Pro Forma Earnings Per Share (Diluted)	$ 1.93	$ 1.62	$ 1.52

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31

ASSETS

	2010	2009
	(Millions of Dollars)	
Property, Plant and Equipment		
In service	$ 11,590.8	$ 10,192.1
Accumulated depreciation	(3,624.0)	(3,431.9)
	7,966.8	6,760.2
Construction work in progress	1,569.9	2,185.1
Leased facilities, net	64.8	70.5
Net Property, Plant and Equipment	9,601.5	9,015.8
Investments		
Equity investment in transmission affiliate	330.5	314.6
Other	45.8	44.1
Total Investments	376.3	358.7
Current Assets		
Cash and cash equivalents	24.5	20.2
Restricted cash	8.3	194.5
Accounts receivable, net of allowance for doubtful accounts of $58.1 and $57.9	344.6	298.7
Accrued revenues	280.3	288.7
Materials, supplies and inventories	379.1	378.1
Regulatory assets	54.4	58.9
Prepayments and other	239.9	290.2
Total Current Assets	1,331.1	1,529.3
Deferred Charges and Other Assets		
Regulatory assets	1,090.1	1,180.5
Goodwill	441.9	441.9
Other	218.9	171.7
Total Deferred Charges and Other Assets	1,750.9	1,794.1
Total Assets	$ 13,059.8	$ 12,697.9

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31

CAPITALIZATION AND LIABILITIES

	2010	2009
	(Millions of Dollars)	
Capitalization		
Common equity	$ 3,802.1	$ 3,566.9
Preferred stock of subsidiary	30.4	30.4
Long-term debt	3,932.0	3,875.8
Total Capitalization	7,764.5	7,473.1
Current Liabilities		
Long-term debt due currently	473.4	295.7
Short-term debt	657.9	825.1
Accounts payable	315.4	290.6
Regulatory liabilities	15.3	222.8
Other	259.1	259.9
Total Current Liabilities	1,721.1	1,894.1
Deferred Credits and Other Liabilities		
Regulatory liabilities	883.8	876.0
Asset retirement obligations	52.6	57.9
Deferred income taxes - long-term	1,154.8	1,017.9
Accumulated deferred investment tax credits	34.0	37.7
Deferred revenue, net	805.5	739.1
Pension and other benefit obligations	353.2	318.7
Other long-term liabilities	290.3	283.4
Total Deferred Credits and Other Liabilities	3,574.2	3,330.7
Commitments and Contingencies (Note R)		
Total Capitalization and Liabilities	$ 13,059.8	$ 12,697.9

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31

	2010	2009	2008
		(Millions of Dollars)	
Operating Activities			
Net income	$ 456.5	$ 382.4	$ 359.1
Reconciliation to cash			
Depreciation and amortization	317.4	346.9	329.6
Amortization of gain	(198.4)	(230.7)	(488.1)
Equity in earnings of transmission affiliate	(60.1)	(59.1)	(51.8)
Distributions from transmission affiliate	49.3	46.6	39.0
Deferred income taxes and investment tax credits, net	104.9	187.4	296.6
Deferred revenue	100.8	201.7	203.2
Contributions to qualified benefit plans	-	(289.3)	(48.4)
Change in - Accounts receivable and accrued revenues	(50.4)	111.1	7.9
Inventories	(1.0)	(34.6)	16.7
Other current assets	14.1	24.8	(51.8)
Accounts payable	21.3	(119.1)	50.7
Accrued income taxes, net	(42.7)	43.4	(89.4)
Deferred costs, net	25.9	46.2	81.5
Other current liabilities	22.0	(11.7)	7.7
Other, net	50.8	(17.1)	73.8
Cash Provided by Operating Activities	810.4	628.9	736.3
Investing Activities			
Capital expenditures	(798.2)	(814.6)	(1,133.9)
Investment in transmission affiliate	(5.2)	(25.9)	(25.3)
Proceeds from asset sales, net	68.7	16.8	14.3
Change in restricted cash	186.2	192.0	345.1
Other, net	(85.0)	(104.4)	(106.5)
Cash Used in Investing Activities	(633.5)	(736.1)	(906.3)
Financing Activities			
Exercise of stock options	90.9	17.0	11.6
Purchase of common stock	(156.6)	(29.6)	(23.0)
Dividends paid on common stock	(187.0)	(157.8)	(126.3)
Issuance of long-term debt	530.0	261.5	1,113.0
Retirement and repurchase of long-term debt	(291.7)	(221.1)	(497.8)
Change in short-term debt	(167.2)	222.8	(298.4)
Other, net	9.0	2.9	(4.1)
Cash (Used in) Provided by Financing Activities	(172.6)	95.7	175.0
Change in Cash and Cash Equivalents	4.3	(11.5)	5.0
Cash and Cash Equivalents at Beginning of Year	20.2	31.7	26.7
Cash and Cash Equivalents at End of Year	$ 24.5	$ 20.2	$ 31.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF COMMON EQUITY

	Common Stock	Other Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Stock Options Exercisable	Total
			(Millions of Dollars)			
Balance - December 31, 2007	$ 1.2	$ 747.5	$ 2,351.4	$ (1.3)	$ 0.4	$ 3,099.2
Net income			359.1			359.1
Other comprehensive income						
Hedging, net				0.4		0.4
Comprehensive income	-	-	359.1	0.4	-	359.5
Common stock cash						
dividends of $1.08 per share			(126.3)			(126.3)
Exercise of stock options		11.6				11.6
Purchase of common stock		(23.0)				(23.0)
Tax benefit from share based compensation		3.3				3.3
Stock-based compensation and other		12.9	-		(0.3)	12.6
Balance - December 31, 2008	1.2	752.3	2,584.2	(0.9)	0.1	3,336.9
Net income			382.4			382.4
Other comprehensive income						
Hedging, net				0.4		0.4
Comprehensive income	-	-	382.4	0.4	-	382.8
Common stock cash						
dividends of $1.35 per share			(157.8)			(157.8)
Exercise of stock options		17.0				17.0
Purchase of common stock		(29.6)				(29.6)
Tax benefit from share based compensation		6.3				6.3
Stock-based compensation and other		11.4			(0.1)	11.3
Balance - December 31, 2009	1.2	757.4	2,808.8	(0.5)	-	3,566.9
Net income			456.5			456.5
Other comprehensive income						
Hedging, net				0.4		0.4
Comprehensive income	-	-	456.5	0.4	-	456.9
Common stock cash						
dividends of $1.60 per share			(187.0)			(187.0)
Exercise of stock options		90.9				90.9
Purchase of common stock		(156.6)				(156.6)
Tax benefit from share based compensation		21.9				21.9
Stock-based compensation and other		9.1				9.1
Balance - December 31, 2010	$ 1.2	$ 722.7	$ 3,078.3	$ (0.1)	$ -	$ 3,802.1

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CAPITALIZATION

December 31

		2010	2009
		(Millions of Dollars)	
Common Equity (see accompanying statement)		$ 3,802.1	$ 3,566.9
Preferred Stock			
Wisconsin Energy			
$.01 par value; authorized 15,000,000 shares; none outstanding		-	-
Wisconsin Electric			
Six Per Cent. Preferred Stock - $100 par value;			
authorized 45,000 shares; outstanding - 44,498 shares		4.4	4.4
Serial preferred stock -			
$100 par value; authorized 2,286,500 shares; 3.60% Series			
redeemable at $101 per share; outstanding - 260,000 shares		26.0	26.0
$25 par value; authorized 5,000,000 shares; none outstanding		-	-
Total Preferred Stock		30.4	30.4
Long-Term Debt			
Debentures (unsecured)	4.50% due 2013	300.0	300.0
	6.60% due 2013	45.0	45.0
	6.00% due 2014	300.0	300.0
	5.20% due 2015	125.0	125.0
	6.25% due 2015	250.0	250.0
	4.25% due 2019	250.0	250.0
	6-1/2% due 2028	150.0	150.0
	5.625% due 2033	335.0	335.0
	5.90% due 2035	90.0	90.0
	5.70% due 2036	300.0	300.0
	6-7/8% due 2095	100.0	100.0
Notes (secured, nonrecourse)	2% stated rate due 2011	-	0.1
	4.81% effective rate due 2030	2.0	2.0
	4.91% due 2010-2030	135.4	139.4
	5.209% due 2010-2030	251.9	-
	6.00% due 2010-2033	148.7	151.8
	6.09% due 2030-2040	275.0	-
Notes (unsecured)	6.00% to 6.25% due 2010	-	21.5
	2.73% variable rate due 2010 (a)	-	260.0
	6.50% due 2011	450.0	450.0
	6.51% due 2013	30.0	30.0
	6.94% due 2028	50.0	50.0
	0.504% variable rate due 2016 (b)	67.0	67.0
	0.504% variable rate due 2030 (b)	80.0	80.0
	Variable rate notes held by Wisconsin Electric	(147.0)	(147.0)
	6.20% due 2033	200.0	200.0
Junior Notes (unsecured)	6.25% due 2067	500.0	500.0
Obligations under capital leases		141.9	149.0
Unamortized discount, net and other		(24.5)	(27.3)
Long-term debt due currently		(473.4)	(295.7)
Total Long-Term Debt		3,932.0	3,875.8
Total Capitalization		$ 7,764.5	$ 7,473.1

(a) Variable interest rate as of December 31, 2009.
(b) Variable interest rate as of December 31, 2010.

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: Our consolidated financial statements include the accounts of Wisconsin Energy Corporation (Wisconsin Energy, the Company, our, we or us), a diversified holding company, as well as our subsidiaries in the following operating segments:

- ***Utility Energy Segment*** -- Consisting of Wisconsin Electric and Wisconsin Gas, engaged primarily in the generation of electricity and the distribution of electricity and natural gas; and

- ***Non-Utility Energy Segment*** -- Consisting primarily of We Power, engaged principally in the design, development, construction and ownership of electric power generating facilities for long-term lease to Wisconsin Electric.

Our Corporate and Other segment includes Wispark, which develops and invests in real estate. We have also eliminated all intercompany transactions and balances within this segment from the consolidated financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: We have reclassified certain prior year financial statement amounts to conform to their current year presentation. These reclassifications had no effect on total assets, net income or earnings per share.

The reclassifications primarily relate to the reporting of discontinued operations reflecting the sale of Edison Sault. The footnotes contained herein reflect continuing operations for all periods presented. For further information, see Note D -- Asset Sales, Divestitures and Discontinued Operations.

Revenues: We recognize energy revenues on the accrual basis and include estimated amounts for services rendered but not billed.

Our retail electric rates in Wisconsin are established by the PSCW and include base amounts for fuel and purchased power costs. Beginning in January 2011, the electric fuel rules in Wisconsin allow us to defer, for subsequent rate recovery or refund, any under-collection or over-collection of fuel costs that are outside of the symmetrical fuel cost tolerance, which the PSCW set at plus or minus 2% of the approved fuel cost plan.

Our retail gas rates include monthly adjustments which permit the recovery or refund of actual purchased gas costs. We defer any difference between actual gas costs incurred (adjusted for a sharing mechanism) and costs recovered through rates as a current asset or liability. The deferred balance is returned to or recovered from customers at intervals throughout the year.

For information regarding revenue recognition for We Power, see Note E.

Accounting for MISO Energy Transactions: The MISO Energy Markets operate under both day-ahead and real-time markets. We record energy transactions in the MISO Energy Markets on a net basis for each hour.

Other Income and Deductions, Net: We recorded the following items in Other Income and Deductions, net for the years ended December 31:

Other Income and Deductions, net	2010	2009	2008
	(Millions of Dollars)		
AFUDC - Equity	$32.5	$16.0	$7.8
Gain on Property Sales	4.4	1.7	2.6
Other, net	3.3	10.8	6.5
Total Other Income and Deductions, net	$40.2	$28.5	$16.9

Property and Depreciation: We record property, plant and equipment at cost. Cost includes material, labor, overheads and capitalized interest. Utility property also includes AFUDC - Equity. Additions to and significant replacements of property are charged to property, plant and equipment at cost; minor items are charged to maintenance expense. The cost of depreciable utility property less salvage value is charged to accumulated depreciation when property is retired.

We recorded the following property in service by segment as of December 31:

Property In Service	2010	2009
	(Millions of Dollars)	
Utility Energy	$9,221.1	$8,998.3
Non-Utility Energy	2,283.4	1,111.6
Other	86.3	82.2
Total	$11,590.8	$10,192.1

Our utility depreciation rates are certified by the PSCW and MPSC and include estimates for salvage value and removal costs. Depreciation as a percent of average depreciable utility plant was 2.8% in 2010 and 3.7% in 2009 and 2008.

PWGS 1 and PWGS 2 are being depreciated over an estimated useful life of 37 years. OC 1 is being depreciated over an estimated useful life of 45 years.

For assets other than our regulated assets, we accrue depreciation expense at straight-line rates over the estimated useful lives of the assets. Estimated useful lives for non-regulated assets are 3 to 40 years for furniture and equipment, 2 to 5 years for software and 30 to 40 years for buildings.

Our regulated utilities collect in their rates amounts representing future removal costs for many assets that do not have an associated Asset Retirement Obligation (ARO). We record a regulatory liability on our balance sheet for the estimated amounts we have collected in rates for future removal costs less amounts we have spent in removal activities. This regulatory liability was $723.9 million as of December 31, 2010 and $718.7 million as of December 31, 2009.

We recorded the following Construction Work in Progress (CWIP) by segment as of December 31:

CWIP	2010	2009
	(Millions of Dollars)	
Utility Energy	$806.9	$386.2
Non-Utility Energy	761.3	1,794.8
Other	1.7	4.1
Total	$1,569.9	$2,185.1

Allowance For Funds Used During Construction - Regulated: AFUDC is included in utility plant accounts and represents the cost of borrowed funds (AFUDC - Debt) used during plant construction, and a return on stockholders' capital (AFUDC - Equity) used for construction purposes. AFUDC - Debt is recorded as a reduction of interest expense, and AFUDC - Equity is recorded in Other Income and Deductions, net.

During 2009 and 2008, Wisconsin Electric accrued AFUDC at a rate of 9.09% as authorized by the PSCW. Consistent with the PSCW's 2008 rate order, Wisconsin Electric accrued AFUDC on 50% of all utility CWIP projects except the Oak Creek AQCS project which accrued AFUDC on 100% of CWIP. Wisconsin Electric's rates are set to provide a current return on CWIP that does not accrue AFUDC. Based on the 2010 PSCW rate order, effective January 1, 2010 Wisconsin Electric is recording AFUDC on 100% of CWIP associated with the Oak Creek AQCS project, the Edgewater Unit 5 Selective Catalytic Reduction project, and the Glacier Hills Wind Park. Wisconsin Electric will record AFUDC on 50% of all other electric, gas, and steam utility CWIP. The AFUDC rate starting January 1, 2010 is 8.83%.

During 2009 and 2008, Wisconsin Gas accrued AFUDC at a rate of 10.80% on 50% of its CWIP as authorized by the PSCW in its 2008 rate order. Wisconsin Gas' rates are set to provide a current return on CWIP that does not accrue AFUDC. Based on the 2010 PSCW rate order, effective January 1, 2010 Wisconsin Gas is recording AFUDC on 50% of all CWIP using an AFUDC rate of 9.05%.

Our regulated segment recorded the following AFUDC for the years ended December 31:

	2010	2009	2008
		(Millions of Dollars)	
AFUDC - Debt	$13.5	$6.7	$3.3
AFUDC - Equity	$32.5	$16.0	$7.8

Capitalized Interest and Carrying Costs - Non-Regulated Energy: As part of the construction of the electric generating units under our PTF program, we capitalized interest during construction. As allowed under the lease agreements, we were able to collect the carrying costs during the construction of the PTF generating units from our utility customers. We have deferred these carrying costs collected on our balance sheet while the PTF units were under construction and we are amortizing the deferred carrying costs to revenue after the assets were placed in service over the individual lease terms. For further information on the accounting for capitalized interest and deferred carrying costs associated with the construction of our PTF power plants, see Note E.

Earnings per Common Share: We compute basic earnings per common share by dividing our net income by the weighted-average number of common shares outstanding. Diluted earnings per common share reflect the potential reduction in earnings per common share that could occur when potentially dilutive common shares are added to common shares outstanding.

We derive our potentially dilutive common shares by calculating the number of shares issuable relating to stock options utilizing the treasury stock method. The future issuance of shares underlying the outstanding stock options depends on whether the exercise prices of the stock options are less than the average market price of the common shares for the respective periods. Shares that are anti-dilutive are not included in the calculation.

Materials, Supplies and Inventories: Our inventory as of December 31 consists of:

Materials, Supplies and Inventories	2010	2009
	(Millions of Dollars)	
Fossil Fuel	$182.4	$181.1
Materials and Supplies	105.2	103.7
Natural Gas in Storage	91.5	93.3
Total	$379.1	$378.1

Substantially all fossil fuel, materials and supplies and natural gas in storage inventories are recorded using the weighted-average cost method of accounting.

Regulatory Accounting: The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the rate-making process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this occurs, costs are deferred as assets on the balance sheet (regulatory assets) and recorded as expenses in the periods when those same amounts are reflected in rates. We defer regulatory assets pursuant to specific orders or by a generic order issued by our regulators. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for amounts that are expected to be refunded to customers (regulatory liabilities). We expect to recover our outstanding regulatory assets in rates over a period of no longer than 20 years. Regulatory assets and liabilities that are expected to be amortized within one year are recorded as current on the balance sheet. For further information, see Note C.

Asset Retirement Obligations: We record a liability for a legal ARO in the period in which it is incurred. When a new legal obligation is recorded, we capitalize the costs of the liability by increasing the carrying amount of the related long-lived asset. We accrete the liability to its present value each period and depreciate the capitalized cost over the useful life of the related asset. At the end of the asset's useful life, we settle the obligation for its recorded amount or incur a gain or loss. As it relates to our regulated operations, we apply regulatory accounting guidance and recognize regulatory assets or liabilities for the timing differences between when we recover legal AROs in rates and when we would recognize these costs. For further information, see Note F.

Derivative Financial Instruments: We have derivative physical and financial instruments which we report at fair value. For further information, see Note L.

Cash and Cash Equivalents: Cash and cash equivalents include marketable debt securities acquired three months or less from maturity.

Restricted Cash: Cash proceeds that we received from the sale of Point Beach that are to be used for the benefit of our customers are recorded as restricted cash. As of December 31, 2010, all restricted cash is classified as current.

Margin Accounts: Cash deposited in brokerage accounts for margin requirements is recorded in Other Current Assets on our Consolidated Balance Sheets.

Goodwill: Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. As of December 31, 2010 and 2009, we had $441.9 million of goodwill recorded at the utility energy segment, which related to our acquisition of Wisconsin Gas in 2000.

Goodwill is not subject to amortization. However, it is subject to fair value-based rules for measuring impairment, and resulting write-downs, if any, are to be reflected in operating expense. Fair value is assessed by considering future discounted cash flows, a comparison of fair value based on public company trading multiples, and merger and acquisition transaction multiples for similar companies. This evaluation utilizes the information available under the circumstances, including reasonable and supportable assumptions and projections. We perform our annual impairment test as of August 31. There was no impairment to the recorded goodwill balance as of our annual 2010 impairment test date.

Impairment or Disposal of Long Lived Assets: We carry property, equipment and goodwill related to businesses held for sale at the lower of cost or estimated fair value less cost to sell. As of December 31, 2010, we had no assets classified as Held for Sale. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the use and eventual disposition of the asset based on the remaining useful life. An impairment loss is recognized when the carrying amount of an asset is not recoverable and exceeds the fair value of the asset. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the excess of the carrying amount of the asset in comparison to the fair value of the asset. For further information, see Note D.

Investments: We account for investments in other affiliated companies in which we do not maintain control using the equity method of accounting. We had a total ownership interest of approximately 26.2% in ATC as of December 31, 2010 and 2009. We are represented by one out of ten ATC board members, each of whom has one vote. Due to the voting requirements, no individual member has more than 10% of the voting control. For further information regarding such investments, see Note Q.

Income Taxes: We follow the liability method in accounting for income taxes. Accounting guidance for income taxes requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in our financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. We are required to assess the likelihood that our deferred tax assets would expire before being realized. We have established a valuation allowance against certain deferred tax assets. GAAP requires that, if we conclude in a future period that it is more likely than not that some or all of the deferred tax assets would be realized before expiration, we reverse the related valuation allowance in that period. Any change to the allowance, as a result of a change in judgment about the realization of deferred tax assets, is reported in income tax expense.

Investment tax credits associated with regulated operations are deferred and amortized over the life of the assets. We file a consolidated Federal income tax return. Accordingly, we allocate Federal current tax expense benefits and credits to our subsidiaries based on their separate tax computations. For further information, see Note H.

We recognize interest and penalties accrued related to unrecognized tax benefits in Income Taxes in our Consolidated Income Statements, as well as Regulatory Assets or Regulatory Liabilities in our Consolidated Balance Sheets.

We collect sales and use taxes from our customers and remit these taxes to governmental authorities. These taxes are recorded in our Consolidated Income Statements on a net basis.

Stock Options: We estimate the fair value of stock options using the binomial pricing model. We report unearned stock-based compensation associated with non-vested restricted stock and performance share awards activity within Other Paid in Capital in our Consolidated Statements of Common Equity. We report excess tax benefits as a financing cash inflow. Historically, all stock options have been granted with an exercise price equal to the fair market value of the common stock on the date of grant and expire no later than 10 years from the grant date. For a discussion of the impacts to our Consolidated Financial Statements, see Note I.

The fair value of our stock options was calculated using a binomial option-pricing model using the following weighted-average assumptions:

	2010	2009	2008
Risk-free interest rate	0.2% - 3.9%	0.3% - 2.5%	2.9% - 3.9%
Dividend yield	3.7%	3.0%	2.1%
Expected volatility	20.3%	25.9%	20.0%
Expected life (years)	5.9	6.2	6.2
Expected forfeiture rate	2.0%	2.0%	2.0%
Pro forma weighted-average fair value of our stock options granted	$6.72	$8.01	$9.39

B -- RECENT ACCOUNTING PRONOUNCEMENTS

Amendments to Variable Interest Entity Consolidation Guidance: In June 2009, the Financial Accounting Standards Board issued new accounting guidance related to variable interest entity consolidation. The purpose of this guidance is to improve financial reporting by enterprises with variable interest entities. The new guidance is effective for all new and existing variable interest entities for fiscal years beginning after November 15, 2009. We adopted these provisions on January 1, 2010. This adoption did not have any impact on our financial condition, results of operations or cash flows. See Note G -- Variable Interest Entities for required disclosures.

C -- REGULATORY ASSETS AND LIABILITIES

Our primary regulator, the PSCW, considers our regulatory assets and liabilities in two categories, escrowed and deferred. In escrow accounting we expense amounts that are included in rates. If actual costs exceed, or are less than the amounts that are allowed in rates, the difference in cost is escrowed on the balance sheet as a regulatory asset or regulatory liability and the escrowed balance is considered in setting future rates. Under deferred cost accounting, we defer amounts to our balance sheet based upon orders or correspondence with our regulators. These deferred costs will be considered in future rate setting proceedings. As of December 31, 2010 and 2009, we had approximately $16.5 million and $17.4 million, respectively, of net regulatory assets that were not earning a return.

In December 2009, the PSCW issued a rate order effective January 1, 2010 that, among other things, reaffirmed our accounting for the regulatory assets and liabilities identified below. The rate order provided for the recovery over an eight year period of specific regulatory assets, the largest of which is the balance of the remaining deferred transmission costs. The order also specified that the deferred Point Beach gain would be passed on to customers as authorized in the prior rate case such that the final credits were issued by the end of 2010.

Our regulatory assets and liabilities as of December 31 consist of:

	2010	2009
	(Millions of Dollars)	
Regulatory Assets		
Deferred unrecognized pension costs	$542.6	$550.7
Escrowed electric transmission costs	138.0	157.8
Deferred unrecognized OPEB costs	85.7	121.3
Deferred income tax related	89.9	78.8
Deferred plant related -- capital lease	77.1	78.5
Deferred environmental costs	56.7	68.1
Other, net	154.5	184.2
Total regulatory assets	$1,144.5	$1,239.4
Regulatory Liabilities		
Deferred cost of removal obligations	$723.9	$718.7
Deferred Point Beach related	-	202.4
Other, net	175.2	177.7
Total regulatory liabilities	$899.1	$1,098.8

Regulatory assets and liabilities that are expected to be amortized within one year are recorded as current on the balance sheet.

We have concluded that substantially all of the unrecognized costs resulting from the recognition of the funded status of our pension and OPEB plans qualify as a regulatory asset.

Our regulated subsidiaries record deferred regulatory assets and liabilities representing the future expected impact of deferred taxes on utility revenues. For further information, see Note A.

Consistent with a generic order from, and past rate-making practices of the PSCW, we defer as a regulatory asset, costs associated with the remediation of former manufactured gas plant sites. As of December 31, 2010, we have recorded $56.7 million of environmental costs associated with manufactured gas plant sites as a regulatory asset, including $11.6 million of deferrals for actual remediation costs incurred and a $45.1 million accrual for estimated future site remediation (see Note R). In addition, we have deferred $2.7 million of insurance recoveries associated with the environmental costs as regulatory liabilities. We amortize the deferred costs actually incurred and insurance recoveries over five years in accordance with rate-making treatment.

As of December 31, 2010, we have a regulatory liability of $18.5 million for escrowed bad debt costs. The PSCW authorized escrow accounting for residential bad debt costs for both Wisconsin Gas and Wisconsin Electric whereby they defer actual bad debt write-offs that exceed amounts allowed in rates.

D -- ASSET SALES, DIVESTITURES AND DISCONTINUED OPERATIONS

Edison Sault: Effective May 4, 2010, we sold Edison Sault Electric Company (Edison Sault) to Cloverland Electric Cooperative for approximately $63.0 million. The assets and liabilities ($77.0 million and $15.1 million, respectively) associated with Edison Sault were reclassified as held for sale within other current assets and liabilities on our Consolidated Balance Sheet as of December 31, 2009. We also reclassified the operations related to Edison Sault as discontinued operations in the accompanying Consolidated Income Statements. Discontinued Edison Sault operations had no significant impact on our Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008. We retained Edison Sault's ownership interest in ATC.

Water Utility Operations: Effective April 30, 2009, we sold our water utility to the City of Mequon, Wisconsin for approximately $14.5 million. We reclassified the water utility income as discontinued operations in the accompanying Consolidated Income Statements. Discontinued water operations had no material impact on the Consolidated Statement of Cash Flows for the years ended December 31, 2009 and 2008.

The following table summarizes the net impacts of the discontinued operations on our earnings as of December 31:

	2010	2009	2008
	(Millions of Dollars)		
Income from Continuing Operations	$454.4	$375.7	$355.1
Income from Discontinued Edison Sault operations, net of tax (a)	0.7	1.5	2.7
Income from Discontinued Water operations, net of tax	-	0.3	0.8
Income from Discontinued other operations, net of tax (b)	1.4	4.9	0.5
Net Income	$456.5	$382.4	$359.1

(a) As a result of its sale effective May 4, 2010, we owned Edison Sault for approximately four of the twelve months ended December 31, 2010.

(b) During 2009, we reduced the amount of unrecognized tax benefits by approximately $5.6 million due to the favorable resolution of an uncertain tax position.

Edgewater Generating Unit 5: During the fourth quarter of 2009, we reached a contingent agreement to sell our 25% interest in Edgewater Generating Unit 5 to WPL for our net book value, including working capital. In March 2010, the agreement became effective and we are in the process of receiving regulatory approvals. We received approval for the sale from FERC in June 2010, and from the PSCW in November 2010. We are currently working with the MPSC to obtain approval on terms that are acceptable to us. Assuming completion of the sale, we expect to realize proceeds of between $40 million and $45 million depending on the working capital balances and our level of capital investment in the unit prior to the sale. The contractual deadline to complete the sale is June 30, 2011.

E -- ACCOUNTING AND REPORTING FOR POWER THE FUTURE GENERATING UNITS

Background: As part of our PTF strategy, our non-utility subsidiary, We Power, has built four new generating units, PWGS 1, PWGS 2, OC 1 and OC 2, which are leased to our utility subsidiary, Wisconsin Electric, under long-term leases that have been approved by the PSCW. The leases are designed to recover the capital costs of the plant, including a return. PWGS 1, PWGS 2, OC 1 and OC 2 were placed in service in July 2005, May 2008, February 2010 and January 2011, respectively. The accompanying consolidated financial statements eliminate all intercompany transactions between We Power and Wisconsin Electric and reflect the cash inflows from Wisconsin Electric customers and the cash outflows to our vendors and suppliers.

The Oak Creek expansion includes common projects that benefit the existing units at this site as well as the new units. These projects include a coal handling facility and a water intake system, which were placed in service in November 2007 and January 2009, respectively.

During Construction: Under the terms of each lease, we collect in current rates amounts representing our pre-tax cost of capital (debt and equity) associated with capital expenditures for our PTF units. Our pre-tax cost of capital is approximately 14%. The carrying costs that we collected in rates were recorded as deferred revenue and started being amortized to revenue over the term of each lease once the respective unit was placed into service. During the construction of our PTF units, we capitalized interest costs at an overall weighted-average pre-tax cost of interest, which was approximately 5% for the years ended December 31, 2010 and 2009. Capitalized interest is included in the total cost of the PTF units.

Plant in Service: Now that the PTF units are placed in service, we expect to continue to recover in rates the lease costs which reflect the authorized cash construction costs of the units plus a return on the investment. The authorized cash costs are established by the PSCW. The authorized cash costs exclude capitalized interest since carrying costs were recovered during the construction of the units. The lease payments are expected to be levelized, except that OC 1 and OC 2 will be recovered on a levelized basis that has a one time 10.6% escalation after the first five years of the leases. The leases established a set return on equity component of 12.7% after tax. The interest component of the return under each lease has been determined at rates in effect at the time of commercial operation.

We recognize revenues (consisting of the lease payments included in rates and the amortization of the deferred revenue) on a levelized basis over the term of the lease. We depreciate the PTF assets on a straight-line basis over their expected service life.

F -- ASSET RETIREMENT OBLIGATIONS

The following table presents the change in our AROs during 2010 and 2009:

	2010	2009
	(Millions of Dollars)	
Balance as of January 1	$57.9	$57.3
Liabilities incurred	-	-
Liabilities settled	(2.5)	(2.6)
Accretion	3.1	3.2
Cash Flow Revisions	(5.9)	-
Balance as of December 31	$52.6	$57.9

G -- VARIABLE INTEREST ENTITIES

The primary beneficiary of a variable interest entity must consolidate the related assets and liabilities. Certain disclosures are required by sponsors, significant interest holders in variable interest entities and potential variable interest entities.

We assess our relationships with potential variable interest entities such as our coal suppliers, natural gas suppliers, coal and gas transporters, and other counterparties in power purchase agreements and joint ventures. In making this assessment, we consider the potential that our contracts or other arrangements provide subordinated financial support, the potential for us to absorb losses or rights to residual returns of the entity, the ability to directly or indirectly make decisions about the entities' activities and other factors.

We have identified two tolling and purchased power agreements with third parties which represent variable interests. We account for one of these agreements, with an independent power producer, as an operating lease. The agreement has a remaining term of three years. We have examined the risks of the entity including the impact of operations and maintenance, dispatch, financing, fuel costs, remaining useful life and other factors, and have determined that we are not the primary beneficiary of this entity. We have concluded that we do not have the power to direct the activities that would most significantly affect the economic performance of the entity over its remaining life.

We also have a purchased power agreement for 236 MW of firm capacity from a gas-fired cogeneration facility, which we account for as a capital lease. The agreement includes no minimum energy requirements over the remaining term of 12 years. We have examined the risks of the entity including operations and maintenance, dispatch, financing, fuel costs and other factors, and have determined that we are not the primary beneficiary of the entity. We do not hold an equity or debt interest in the entity and there is no residual guarantee associated with the purchased power agreement.

We have approximately $364.3 million of required payments over the remaining term of these agreements. We believe that the required lease payments under these contracts will continue to be recoverable in rates. Total capacity and lease payments under these contracts in 2010, 2009 and 2008 were $64.2 million, $62.2 million and $66.4 million, respectively. Our maximum exposure to loss is limited to the capacity payments under the contracts.

H -- INCOME TAXES

The following table is a summary of income tax expense for each of the years ended December 31:

Income Taxes	2010	2009	2008
		(Millions of Dollars)	
Current tax expense (benefit)	$144.9	$28.1	($81.7)
Deferred income taxes, net	108.6	191.2	303.0
Investment tax credit, net	(3.6)	(3.8)	(6.2)
Total Income Tax Expense	$249.9	$215.5	$215.1

The provision for income taxes for each of the years ended December 31 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before income taxes as a result of the following:

Income Tax Expense	2010 Amount	2010 Effective Tax Rate	2009 Amount	2009 Effective Tax Rate	2008 Amount	2008 Effective Tax Rate
			(Millions of Dollars)			
Expected tax at statutory federal tax rates	$246.5	35.0%	$206.9	35.0%	$199.6	35.0%
State income taxes net of federal tax benefit	35.8	5.1%	31.8	5.4%	30.1	5.3%
Domestic production activities deduction	(12.6)	(1.8%)	(8.3)	(1.4%)	(7.9)	(1.4%)
AFUDC - Equity	(11.4)	(1.6%)	(5.6)	(0.9%)	(2.8)	(0.5%)
Production tax credits - wind	(7.2)	(1.0%)	(7.1)	(1.2%)	(4.8)	(0.8%)
Investment tax credit restored	(3.6)	(0.5%)	(3.8)	(0.6%)	(6.2)	(1.1%)
Other, net	2.4	0.3%	1.6	0.2%	7.1	1.2%
Total Income Tax Expense	$249.9	35.5%	$215.5	36.5%	$215.1	37.7%

The components of deferred income taxes classified as net current assets and net long-term liabilities as of December 31 are as follows:

Deferred Tax Assets	2010	2009
	(Millions of Dollars)	
Current		
Deferred Gain	$ -	$21.3
Employee benefits and compensation	14.3	14.2
Other	33.5	12.4
Total Current Deferred Tax Assets	47.8	47.9
Non-current		
Deferred revenues	305.9	270.8
Construction advances	118.3	115.5
Employee benefits and compensation	110.2	105.8
Property-related	30.3	32.5
Emission allowances	2.6	4.0
State NOLs	-	1.7
Other	30.8	11.7
Total Non-Current Deferred Tax Assets	598.1	542.0
Total Deferred Tax Assets	$645.9	$589.9

Deferred Tax Liabilities	2010	2009
	(Millions of Dollars)	
Current		
Prepaid items	$46.9	$47.3
Total Current Deferred Tax Liabilities	46.9	47.3
Non-current		
Property-related	1,346.8	1,174.9
Employee benefits and compensation	179.5	171.8
Deferred transmission costs	53.1	63.2
Investment in transmission affiliate	112.4	91.7
Other	61.1	58.3
Total Non-current Deferred Tax Liabilities	1,752.9	1,559.9
Total Deferred Tax Liabilities	$1,799.8	$1,607.2

Consolidated Balance Sheet Presentation	2010	2009
Current Deferred Tax Asset	$0.9	$0.6
Non-Current Deferred Tax Liability	$1,154.8	$1,017.9

Consistent with rate-making treatment, deferred taxes are offset in the above table for temporary differences which have related regulatory assets or liabilities.

As of December 31, 2010 and 2009, we had recorded zero and $3.1 million, respectively, of valuation allowances primarily related to the uncertainty of our ability to benefit from state loss carryforwards in the future. Portions of these state loss carryforwards began expiring in 2008.

On January 1, 2007, we adopted accounting guidance related to uncertainty in income taxes. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009
	(Millions of Dollars)	
Balance, January 1	$35.4	$37.0
Additions based on tax positions related to the current year	0.8	1.4
Additions for tax positions of prior years	10.4	4.8
Reductions for tax positions of prior years	(2.5)	(7.1)
Reductions due to statute of limitations	(0.3)	(0.2)
Settlements during the period	(14.3)	(0.5)
Balance, December 31	$29.5	$35.4

The amount of unrecognized tax benefits as of December 31, 2010 and 2009 excludes deferred tax assets related to uncertainty in income taxes of $16.9 million and $15.8 million, respectively. As of December 31, 2010 and 2009, the net amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate for continuing operations was approximately $2.3 million and $9.1 million, respectively.

We recognize interest and penalties accrued related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2010, 2009 and 2008, we recognized approximately $4.1 million, $2.0 million and $3.3 million, respectively, of accrued interest in the Consolidated Income Statements. For the years ended December 31, 2010, 2009 and 2008, we recognized no penalties in the Consolidated Income Statements. We had approximately $8.2 million and $9.1 million of interest accrued and approximately $0.3 million of penalties accrued on the Consolidated Balance Sheets as of December 31, 2010 and 2009, respectively.

Within the next 12 months, it is reasonably possible that our unrecognized tax benefits may decrease by approximately $2.5 million due to the expiration of state statute of limitations, and approximately $2.0 million as the result of payment on a state tax obligation for a prior year.

Our primary tax jurisdictions include Federal and the state of Wisconsin. Currently, the tax years of 2004 through 2010 are subject to Federal and Wisconsin examination.

I -- COMMON EQUITY

As of December 31, 2010 and 2009, we had 325,000,000 shares of common stock authorized under our charter, of which 116,885,597 and 116,908,346 common shares, respectively, were outstanding. All share-based compensation is currently fulfilled by purchases on the open market by our independent agents and do not dilute shareholders' ownership.

Share-Based Compensation Plans: We have a plan that was approved by stockholders that enables us to provide a long-term incentive through equity interests in Wisconsin Energy to outside directors, selected officers and key employees of the Company. The plan provides for the granting of stock options, stock appreciation rights, restricted stock awards and performance shares. Awards may be paid in common stock, cash or a combination thereof. We utilize the straight-line attribution method for recognizing share-based compensation expense. Accordingly, for employee awards, equity classified share-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense over the requisite service period. There were no modifications to the terms of outstanding stock options during the period.

The following table summarizes recorded pre-tax share-based compensation expense and the related tax benefit for share-based awards made to our employees and directors as of December 31:

	2010	2009	2008
	(Millions of Dollars)		
Stock options	$7.6	$10.8	$12.2
Performance units	26.0	14.0	9.5
Restricted stock	1.5	1.0	1.1
Share-based compensation expense	$35.1	$25.8	$22.8
Related Tax Benefit	$14.1	$10.3	$9.1

Stock Options: The exercise price of a stock option under the plan is to be no less than 100% of the common stock's fair market value on the grant date and options may not be exercised within six months of the grant date except in the event of a change in control. Option grants consist of non-qualified stock options and vest on a cliff-basis after a three year period. Options expire no later than ten years from the date of grant. For further information regarding stock-based compensation and the valuation of our stock options, see Note A.

All stock options outstanding were included in the computation of diluted earnings per share. In addition, we expect that substantially all of the outstanding options as of December 31, 2010 will be exercised.

The following is a summary of our stock option activity during 2010:

Stock Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Millions)
Outstanding as of January 1, 2010	9,087,315	$38.49		
Granted	274,750	$49.84		
Exercised	(2,838,832)	$32.39		
Forfeited	(5,000)	$45.70		
Outstanding as of December 31, 2010	6,518,233	$41.63	5.8	$112.3
Exercisable as of December 31, 2010	3,881,948	$38.85	4.6	$77.7

In January 2011, the Compensation Committee awarded 229,090 non-qualified stock options with an exercise price of $58.70 to our officers and key executives under its normal schedule of awarding long-term incentive compensation.

The intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $62.1 million, $12.0 million and $10.2 million, respectively. Cash received from options exercised during the years ended December 31, 2010, 2009 and 2008 was $90.9 million, $17.0 million and $11.6 million, respectively. The actual tax benefit realized for the tax deductions from option exercises for the same periods was approximately $24.1 million, $4.8 million and $3.5 million, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2010:

	Options Outstanding			Options Exercisable		
		Weighted-Average			Weighted-Average	
Range of Exercise Prices	Number of Options	Exercise Price	Remaining Contractual Life (Years)	Number of Options	Exercise Price	Remaining Contractual Life (Years)
$20.39 to $25.93	360,541	$24.35	1.6	360,541	$24.35	1.6
$33.44 to $39.48	2,174,274	$35.91	4.1	2,174,274	$35.91	4.1
$42.22 to $49.84	3,983,418	$46.31	7.2	1,347,133	$47.49	6.2
	6,518,233	$41.63	5.8	3,881,948	$38.85	4.6

The following table summarizes information about our non-vested options during 2010:

Non-Vested Stock Options	Number Of Options	Weighted-Average Fair Value
Non-Vested as of January 1, 2010	3,665,100	$8.73
Granted	274,750	$6.72
Vested	(1,298,565)	$8.70
Forfeited	(5,000)	$8.53
Non-Vested as of December 31, 2010	2,636,285	$8.53

As of December 31, 2010, total compensation costs related to non-vested stock options not yet recognized was approximately $1.7 million, which is expected to be recognized over the next 15 months on a weighted-average basis.

Restricted Shares: The Compensation Committee has also approved restricted stock grants to certain key employees and directors. The following restricted stock activity occurred during 2010:

Restricted Shares	Number of Shares	Weighted-Average Market Price
Outstanding as of January 1, 2010	99,649	
Granted	46,740	$49.55
Released	(42,207)	$30.44
Forfeited	(1,480)	$49.55
Outstanding as of December 31, 2010	102,702	

Recipients of previously issued restricted shares have the right to vote the shares and receive dividends, and the shares have vesting periods ranging up to 10 years.

In January 2011, the Compensation Committee awarded 37,425 restricted shares to our directors, officers and other key employees as part of the long-term incentive program. These awards have a three-year vesting period, with one-third of the award vesting on each anniversary of the grant date. During the vesting period, restricted share recipients also have voting rights and are entitled to dividends in the same manner as other shareholders.

We record the market value of the restricted stock awards on the date of grant and then we charge their value to expense over the vesting period of the awards. The intrinsic value of restricted stock vesting was $2.3 million, $0.9 million and $2.1 million for the years ended December 31, 2010, 2009, and 2008, respectively. The actual tax benefit realized for the tax deductions from released restricted shares for the same years was $0.7 million, $0.3 million and $0.5 million, respectively.

As of December 31, 2010, total compensation cost related to restricted stock not yet recognized was approximately $2.2 million, which is expected to be recognized over the next 24 months on a weighted-average basis.

Performance Units: In January 2010, 2009 and 2008, the Compensation Committee awarded 277,915, 333,220 and 133,855 performance units, respectively, to officers and other key employees under the Wisconsin Energy Performance Unit Plan. Under the grants, the ultimate number of units that will be awarded is dependent upon the achievement of certain financial performance of our stock over a three-year period. Under the terms of the award, participants may earn between 0% and 175% of the base performance unit award. All grants are settled in cash. We are accruing compensation costs over the three-year performance period based on our estimate of the final expected value of the awards. Performance units earned as of December 31, 2010, 2009 and 2008 vested and were settled during the first quarter of 2011, 2010 and 2009 and had a total intrinsic value of $12.6 million, $9.8 million and $8.4 million, respectively. The actual tax benefit realized for the tax deductions from the distribution of performance units was approximately $4.3 million, $3.4 million and $3.1 million, respectively.

In January 2011, the Compensation Committee awarded 217,845 performance units to our officers and other key employees under its normal schedule of awarding long-term incentive compensation.

As of December 31, 2010, total compensation cost related to performance units not yet recognized was approximately $23.7 million, which is expected to be recognized over the next 20 months on a weighted-average basis.

Common Stock Activity: We do not expect to issue new shares under our various employee benefit plans and our dividend reinvestment and share purchase plan; rather, we instruct independent plan agents to purchase the shares in the open market. In that regard, no new shares of common stock were issued in 2010, 2009 or 2008.

During 2010, 2009 and 2008, our plan agents purchased 2.9 million shares at a cost of $156.6 million, 0.7 million shares at a cost of $29.6 million and 0.5 million shares at a cost of $23.0 million, respectively, to fulfill exercised stock options and restricted stock awards. In 2010, 2009 and 2008, we received proceeds of $90.9 million, $17.0 million and $11.6 million, respectively, related to the exercise of stock options.

Restrictions: Wisconsin Energy's ability as a holding company to pay common dividends primarily depends on the availability of funds received from its non-utility subsidiary, We Power, and its utility subsidiaries.

Various financing arrangements and regulatory requirements impose certain restrictions on the ability of our subsidiaries to transfer funds to Wisconsin Energy in the form of cash dividends, loans or advances. In addition, under Wisconsin law, Wisconsin Electric and Wisconsin Gas are prohibited from loaning funds, either directly or indirectly, to Wisconsin Energy.

The January 2010 PSCW rate case order requires Wisconsin Electric and Wisconsin Gas to maintain capital structures that differ from GAAP as they reflect regulatory adjustments. Wisconsin Electric is required to maintain a common equity ratio range of between 48.5% and 53.5%, and Wisconsin Gas is required to maintain a capital structure which has a common equity range of between 45.0% and 50.0%. Wisconsin Electric and Wisconsin Gas must obtain PSCW approval if they pay dividends above the test year levels that would cause either company to fall below the authorized levels of common equity.

Wisconsin Electric may not pay common dividends to Wisconsin Energy under Wisconsin Electric's Restated Articles of Incorporation if any dividends on Wisconsin Electric's outstanding preferred stock have not been paid. In addition, pursuant to the terms of Wisconsin Electric's 3.60% Serial Preferred Stock, Wisconsin Electric's ability to declare common dividends would be limited to 75% or 50% of net income during a twelve month period if Wisconsin Electric's common stock equity to total capitalization, as defined in the preferred stock designation, is less than 25% and 20%, respectively.

We have the option to defer interest payments on the Junior Notes, from time to time, for one or more periods of up to 10 consecutive years per period. During any period in which we defer interest payments, we may not declare or pay any dividends or distributions on, or redeem, repurchase or acquire, our common stock.

As of December 31, 2010, the restricted net assets of consolidated and unconsolidated subsidiaries and our equity in undistributed earnings of 50% or less owned investees accounted for by the equity method total approximately $3.2 billion. This amount exceeds 25% of our consolidated net assets as of December 31, 2010.

See Note K for discussion of certain financial covenants related to the bank back-up credit facilities of Wisconsin Energy, Wisconsin Electric and Wisconsin Gas.

We do not believe that these restrictions will materially affect our operations or limit any dividend payments in the foreseeable future.

See Note T -- Subsequent Events for information regarding the two-for-one stock split effective March 1, 2011.

J -- LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Debentures and Notes: As of December 31, 2010, the maturities and sinking fund requirements of our long-term debt outstanding (excluding obligations under capital leases) were as follows:

	(Millions of Dollars)
2011	$457.5
2012	7.9
2013	383.3
2014	308.7
2015	384.2
Thereafter	2,746.4
Total	$4,288.0

We amortize debt premiums, discounts and debt issuance costs over the lives of the debt and we include the costs in interest expense.

In February 2010, we issued a total of $530 million in long-term debt ($255 million aggregate principal amount of 5.209% Series A Senior Notes due February 11, 2030 and $275 million aggregate principal amount of 6.09% Series A Senior Notes due February 11, 2040) and used the net proceeds to repay debt incurred to finance the construction of OC 1. The Series A Senior Notes are secured by a collateral assignment of the leases between ERGSS and Wisconsin Electric related to OC 1.

See Note T -- Subsequent Events for information regarding our January 2011 issuance of long-term debt in connection with the in-service date of OC 2.

During 2010, we retired $281.5 million of unsecured notes through the issuance of long-term and short-term debt.

During 2009, we issued $261.5 million of long-term debt, including $250 million of debentures under an existing shelf registration statement filed by Wisconsin Electric with the SEC in August 2007. The net proceeds were used to repay short-term debt and for other general corporate purposes.

Wisconsin Electric is the obligor under two series of tax-exempt pollution control refunding bonds in outstanding principal amount of $147 million. In August 2009, Wisconsin Electric terminated letters of credit that provided credit and liquidity support for the bonds, which resulted in a mandatory tender of the bonds. Wisconsin Electric purchased the bonds at par plus accrued interest to the date of purchase. As of December 31, 2010 and 2009, the repurchased bonds were still outstanding, but were reported as a reduction in our consolidated long-term debt because they are held by Wisconsin Electric. Depending on market conditions and other factors, Wisconsin Electric may change the method used to determine the interest rate on the bonds and have them remarketed to third parties.

In connection with our outstanding Junior Notes, we executed the RCC for the benefit of persons that buy, hold or sell a specified series of long-term indebtedness (covered debt). Our 6.20% Senior Notes due April 1, 2033 have been initially designated as the covered debt under the RCC. The RCC provides that we may not redeem, defease or purchase and our subsidiaries may not purchase any Junior Notes on or before May 15, 2037, unless, subject to certain limitations described in the RCC, during the 180 days prior to the date of redemption, defeasance or purchase, we have received a specified amount of proceeds from the sale of qualifying securities.

Obligations Under Capital Leases: In 1997, Wisconsin Electric entered into a 25-year power purchase contract with an unaffiliated independent power producer. The contract, for 236 MW of firm capacity from a gas-fired cogeneration facility, includes no minimum energy requirements. When the contract expires in 2022, Wisconsin Electric may, at its option and with proper notice, renew for another ten years or purchase the generating facility at fair value or allow the contract to expire. We account for this contract as a capital lease and recorded the leased facility and corresponding obligation under the capital lease at the estimated fair value of the plant's electric generating facilities. We are amortizing the leased facility on a straight-line basis over the original 25-year term of the contract.

We treat the long-term power purchase contract as an operating lease for rate-making purposes and we record our minimum lease payments as purchased power expense on the Consolidated Income Statements. We paid a total of $30.2 million and $29.1 million in lease payments during 2010 and 2009, respectively. We record the difference between the minimum lease payments and the sum of imputed interest and amortization costs calculated under capital lease accounting as a deferred regulatory asset on our Consolidated Balance Sheets (see Regulatory Assets - Deferred plant related -- capital lease in Note C). Due to the timing and the amounts of the minimum lease payments, the regulatory asset increased to approximately $78.5 million during 2009, at which time the regulatory asset began to be reduced to zero over the remaining life of the contract. The total obligation under the capital lease was $141.9 million as of December 31, 2010, and will decrease to zero over the remaining life of the contract.

The following is a summary of our capitalized leased facilities as of December 31:

Capital Lease Assets	2010	2009
	(Millions of Dollars)	
Leased Facilities		
Long-term power purchase commitment	$140.3	$140.3
Accumulated amortization	(75.5)	(69.8)
Total Leased Facilities	$64.8	$70.5

Future minimum lease payments under our capital lease and the present value of our net minimum lease payments as of December 31, 2010 are as follows:

	(Millions of Dollars)
2011	$37.5
2012	38.9
2013	40.4
2014	41.9
2015	43.5
Thereafter	130.6
Total Minimum Lease Payments	332.8
Less: Estimated Executory Costs	(81.2)
Net Minimum Lease Payments	251.6
Less: Interest	(109.7)
Present Value of Net Minimum Lease Payments	141.9
Less: Due Currently	(9.5)
	$132.4

K -- SHORT-TERM DEBT

Short-term notes payable balances and their corresponding weighted-average interest rates as of December 31 consist of:

	2010		2009	
Short-Term Debt	Balance	Interest Rate	Balance	Interest Rate
	(Millions of Dollars, except for percentages)			
Commercial paper	$657.9	0.30%	$820.9	0.28%

In addition, as of December 31, 2009, Wispark had a $4.2 million note payable that matured in January 2010.

The following information relates to commercial paper for the years ended December 31:

	2010	2009
	(Millions of Dollars, except for percentages)	
Maximum Short-Term Debt Outstanding	$821.0	$1,058.8
Average Short-Term Debt Outstanding	$528.7	$819.6
Weighted-Average Interest Rate	0.32%	0.57%

In December 2010, Wisconsin Energy, Wisconsin Electric and Wisconsin Gas entered into new bank back-up credit facilities to maintain short-term credit liquidity which, among other terms, require the companies to maintain, subject to certain exclusions, a minimum total funded debt to capitalization ratio of less than 70%, 65% and 65%, respectively.

As of December 31, 2010, we had approximately $1.2 billion of available undrawn lines under our bank back-up credit facilities and approximately $657.9 million of commercial paper outstanding that was supported by the available lines of credit. Our bank back-up credit facilities expire in December 2013.

The Wisconsin Energy, Wisconsin Electric and Wisconsin Gas bank back-up credit facilities contain customary covenants, including certain limitations on the respective companies' ability to sell assets. The credit facilities also contain customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy proceedings, certain judgments, ERISA defaults and change of control. In addition, pursuant to the terms of Wisconsin Energy's credit agreement, Wisconsin Energy must ensure that certain of its subsidiaries comply with several of the covenants contained therein.

As of December 31, 2010, we were in compliance with all financial covenants.

L -- DERIVATIVE INSTRUMENTS

We utilize derivatives as part of our risk management program to manage the volatility and costs of purchased power, generation and natural gas purchases for the benefit of our customers and shareholders. Our approach is non-speculative and designed to mitigate risk and protect against price volatility. Regulated hedging programs require prior approval by the PSCW.

We record derivative instruments on the balance sheet as an asset or liability measured at its fair value, and changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met or we receive regulatory treatment for the derivative. For most energy related physical and financial contracts in our regulated operations that qualify as derivatives, the PSCW allows the effects of the fair market value accounting to be offset to regulatory assets and liabilities. We do not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivatives executed with the same counterparty under the same master netting arrangement. As of December 31, 2010, we recognized $22.0 million in regulatory assets and $15.3 million in regulatory liabilities related to derivatives in comparison to $19.1 million in regulatory assets and $10.2 million in regulatory liabilities as of December 31, 2009.

We record our current derivative assets on the balance sheet in Prepayments and other current assets and the current portion of the liabilities in Other current liabilities. The long-term portion of our derivative assets of $0.7 million is recorded in Other deferred charges and other assets, and the long-term portion of our derivative liabilities of $0.5 million is recorded in Other long-term liabilities. Our Consolidated Balance Sheets as of December 31, 2010 and 2009 include:

	December 31, 2010		December 31, 2009	
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability
	(Millions of Dollars)			
Natural Gas	$2.5	$11.6	$2.2	$9.3
Fuel Oil	4.4	-	0.6	-
FTRs	5.9	-	5.8	-
Coal	2.9	-	2.1	-
Total	$15.7	$11.6	$10.7	$9.3

Our Consolidated Income Statements include gains (losses) on derivative instruments used in our risk management strategies under Fuel and purchased power for those commodities supporting our electric operations and under Cost of gas sold for the natural gas sold to our customers. Our estimated notional volumes and gains (losses) for the years ended December 31 were as follows:

	2010		2009	
	Volume	Gains (Losses) (Millions of Dollars)	Volume	Gains (Losses) (Millions of Dollars)
Natural Gas	83.2 million Dth	($43.8)	87.8 million Dth	($97.9)
Power	234,720 MWh	(0.5)	23,520 MWh	(0.5)
Fuel Oil	8.1 million gallons	(0.5)	6.8 million gallons	(2.5)
FTRs	25,234 MW	19.2	27,262 MW	12.9
Total		($25.6)		($88.0)

As of December 31, 2010 and 2009, we posted collateral of $11.7 million and $9.3 million, respectively, in our margin accounts. These amounts are recorded on the balance sheets in Prepayments and other current assets.

For each of the years ended December 31, 2010, 2009 and 2008, we reclassified $0.4 million in treasury lock agreement settlement payments deferred in Accumulated Other Comprehensive Income, as an increase to Interest Expense. We estimate that during the next 12 months, $0.2 million will be reclassified from Accumulated Other Comprehensive Income as a reduction in earnings.

M -- FAIR VALUE MEASUREMENTS

Fair value measurements require enhanced disclosures about assets and liabilities that are measured and reported at fair value and establish a hierarchal disclosure framework which prioritizes and ranks the level of observable inputs used in measuring fair value.

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We primarily apply the market approach for recurring fair value measurements and attempt to utilize the best available information. Accordingly, we also utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. We are able to classify fair value balances based on the observability of those inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 -- Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an on-going basis. Instruments in this category consist of financial instruments such as exchange-traded derivatives, cash equivalents and restricted cash investments.

Level 2 -- Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Instruments in this category include non-exchange-traded derivatives such as Over-the-Counter (OTC) forwards and options.

Level 3 -- Pricing inputs include significant inputs that are generally less observable from objective sources. The inputs in the determination of fair value require significant management judgment or estimation. At each balance sheet date, we perform an analysis of all instruments subject to fair value reporting and include in Level 3 all instruments whose fair value is based on significant unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

The following table summarizes our financial assets and liabilities by level within the fair value hierarchy:

Recurring Fair Value Measures	As of December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(Millions of Dollars)			
Assets:				
Restricted Cash	$8.3	$ -	$ -	$8.3
Derivatives	4.5	5.3	5.9	15.7
Total	$12.8	$5.3	$5.9	$24.0
Liabilities:				
Derivatives	$6.1	$5.5	$ -	$11.6
Total	$6.1	$5.5	$ -	$11.6

Recurring Fair Value Measures	As of December 31, 2009			
	Level 1	Level 2	Level 3	Total
	(Millions of Dollars)			
Assets:				
Restricted Cash	$194.5	$ -	$ -	$194.5
Derivatives	0.7	4.2	5.8	10.7
Total	$195.2	$4.2	$5.8	$205.2
Liabilities:				
Derivatives	$4.5	$4.8	$ -	$9.3
Total	$4.5	$4.8	$ -	$9.3

Restricted cash consists of certificates of deposit and government backed interest bearing securities and represents the remaining funds to be distributed to customers resulting from the net proceeds received from the sale of Point Beach. Derivatives reflect positions we hold in exchange-traded derivative contracts and OTC derivative contracts. Exchange-traded derivative contracts, which include futures and exchange-traded options, are generally based on unadjusted quoted prices in active markets and are classified within Level 1. Some OTC derivative contracts are valued using broker or dealer quotations, or market transactions in either the listed or OTC markets utilizing a mid-market pricing convention (the mid-point between bid and ask prices), as appropriate. In such cases, these derivatives are classified within Level 2. Certain OTC derivatives may utilize models to measure fair value. Generally, we use a similar model to value similar instruments. Valuation models utilize various inputs which include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the asset or liability, and market-corroborated inputs (i.e., inputs derived principally from or corroborated by observable market data by correlation or other means). Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. Certain OTC derivatives are in less active markets with a lower availability of pricing information which might not be observable in or corroborated by the market. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized in Level 3.

The following table summarizes the fair value of derivatives classified as Level 3 in the fair value hierarchy:

	2010	2009
	(Millions of Dollars)	
Balance as of January 1	$5.8	$8.7
Realized and unrealized gains (losses)	-	-
Purchases, issuances and settlements	0.1	(2.9)
Transfers in and/or out of Level 3	-	-
Balance as of December 31	$5.9	$5.8
Change in unrealized gains (losses) relating to instruments still held as of December 31	$ -	$ -

Derivative instruments reflected in Level 3 of the hierarchy include MISO FTRs that are measured at fair value each reporting period using monthly or annual auction shadow prices from relevant auctions. Changes in fair value for Level 3 recurring items are recorded on our balance sheet. See Note L -- Derivative Instruments, for further information on the offset to regulatory assets and liabilities.

The carrying amount and estimated fair value of certain of our recorded financial instruments as of December 31 are as follows:

	2010		2009	
Financial Instruments	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions of Dollars)			
Preferred stock, no redemption required	$30.4	$23.5	$30.4	$20.2
Long-term debt including current portion	$4,288.0	$4,578.0	$4,049.8	$4,162.5

The carrying value of net accounts receivable, accounts payable and short-term borrowings approximates fair value due to the short-term nature of these instruments. The fair value of our preferred stock is estimated based upon the quoted market value for the same or similar issues. The fair value of our long-term debt, including the current portion of long-term debt, but excluding capitalized leases and unamortized discount on debt, is estimated based upon quoted market value for the same or similar issues or upon the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the issuing company's bond rating and the present value of future cash flows.

N -- BENEFITS

Pensions and Other Post-retirement Benefits: We have defined benefit pension plans that cover substantially all of our employees. The plans provide defined benefits based upon years of service and final average salary.

We also have OPEB plans covering substantially all of our employees. The health care plans are contributory with participants' contributions adjusted annually; the life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes to the written plans that are consistent with our expressed intent to maintain the current cost sharing levels. The post-retirement health care plans include a limit on our share of costs for recent and future retirees.

We use a year-end measurement date to measure the funded status of all of our pension and OPEB plans. Due to the regulated nature of our business, we have concluded that substantially all of the unrecognized costs resulting from the recognition of the funded status of our pension and OPEB plans qualify as a regulatory asset.

The following table presents details about our pension and OPEB plans:

	Pension		OPEB	
	2010	2009	2010	2009
	(Millions of Dollars)			
Change in Benefit Obligation				
Benefit Obligation at January 1	$1,160.7	$1,140.0	$374.7	$324.6
Service cost	23.7	23.3	11.2	8.7
Interest cost	68.4	72.3	21.2	20.5
Participants' contributions	-	-	6.5	6.6
Plan amendments	-	0.2	0.3	(9.2)
Actuarial loss (gain)	53.4	40.6	(23.8)	43.7
Curtailments	-	-	(1.0)	-
Gross benefits paid	(83.4)	(115.7)	(21.8)	(21.3)
Federal subsidy on benefits paid	N/A	N/A	1.0	1.1
Benefit Obligation at December 31	$1,222.8	$1,160.7	$368.3	$374.7
Change in Plan Assets				
Fair Value at January 1	$1,026.0	$719.2	$202.6	$158.7
Actual earnings (loss) on plan assets	110.1	146.7	24.5	34.3
Employer contributions	6.8	275.8	4.9	24.3
Participants' contributions	-	-	6.5	6.6
Gross benefits paid	(83.4)	(115.7)	(21.8)	(21.3)
Fair Value at December 31	$1,059.5	$1,026.0	$216.7	$202.6
Net Liability	$ 163.3	$ 134.7	$151.6	$172.1

Amounts recognized in our Consolidated Balance Sheets as of December 31 related to the funded status of the benefit plans consisted of:

	Pension		OPEB	
	2010	2009	2010	2009
	(Millions of Dollars)			
Other deferred charges	$ -	$ -	$ 38.3	$ 13.0
Other current liabilities	-	0.1	-	0.2
Other long-term liabilities	163.3	134.6	189.9	184.9
Net liability	$163.3	$134.7	$151.6	$172.1

The accumulated benefit obligation for all defined benefit plans was $1,222.5 million and $1,145.1 million as of December 31, 2010 and 2009, respectively.

The following table shows the amounts that have not yet been recognized in our net periodic benefit cost as of December 31 and are recorded as a regulatory asset on our balance sheet:

	Pension		OPEB	
	2010	2009	2010	2009
	(Millions of Dollars)			
Net actuarial loss	$521.0	$537.8	$98.9	$144.4
Prior service costs (credits)	16.7	19.2	(8.5)	(20.9)
Transition obligation	-	-	0.6	1.0
Total	$537.7	$557.0	$91.0	$124.5

The following table shows the estimated amounts that will be amortized as a component of net periodic benefit costs during 2011:

	Pension	OPEB
	(Millions of Dollars)	
Net actuarial loss	$32.5	$6.2
Prior service costs (credits)	2.2	(1.9)
Transition obligation	-	0.3
Total	$34.7	$4.6

Information for pension plans with an accumulated benefit obligation in excess of the fair value of assets as of December 31 is as follows:

	2010	2009
	(Millions of Dollars)	
Projected benefit obligation	$1,222.8	$1,160.7
Accumulated benefit obligation	$1,222.5	$1,145.1
Fair value of plan assets	$1,059.5	$1,026.0

The components of net periodic pension and OPEB costs for the years ended December 31 are as follows:

	Pension			OPEB		
	2010	2009	2008	2010	2009	2008
	(Millions of Dollars)					
Net Periodic Benefit Cost						
Service cost	$23.7	$23.3	$17.5	$ 11.2	$8.7	$10.3
Interest cost	68.4	72.3	71.1	21.2	20.5	20.0
Expected return on plan assets	(78.2)	(95.4)	(84.7)	(14.3)	(13.6)	(17.5)
Amortization of:						
Transition obligation	-	-	-	0.3	0.3	0.3
Prior service cost (credit)	2.2	2.2	2.5	(11.9)	(12.6)	(12.6)
Actuarial loss	26.8	18.9	16.3	10.8	8.9	6.0
Curtailment (gain)	-	-	-	(0.4)	-	-
Net Periodic Benefit Cost	$42.9	$21.3	$22.7	$16.9	$12.2	$6.5

	Pension			OPEB		
	2010	2009	2008	2010	2009	2008
Weighted-Average assumptions used to determine benefit obligations as of Dec. 31						
Discount rate	5.60%	6.05%	6.50%	5.70%	5.75%	6.50%
Rate of compensation increase	4.0%	4.0%	4.0%	N/A	N/A	N/A
Weighted-Average assumptions used to determine net cost for year ended Dec. 31						
Discount rate	6.05%	6.50%	6.05%	5.75%	6.50%	6.10%
Expected return on plan assets	7.25%	8.25%	8.50%	7.50%	8.25%	8.50%
Rate of compensation increase	4.0%	4.0%	4.5% to 5.0%	N/A	N/A	N/A
Assumed health care cost trend rates as of Dec. 31						
Health care cost trend rate assumed for next year (Pre 65 / Post 65)				7.5%/16%	7.5%/20%	7.5%/9%
Rate that the cost trend rate gradually adjusts to				5.0%	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at (Pre 65 / Post 65)				2015/2016	2015/2016	2014

The expected long-term rate of return on pension and OPEB plan assets was 7.25% and 7.5%, respectively, in 2010. The expected long-term rate of return for all plan assets was 8.25% in 2009 and 8.5% in 2008. We consult with our investment advisors on an annual basis to help us forecast expected long-term returns on plan assets by reviewing historical returns as well as calculating expected total trust returns using the weighted-average of long-term market returns for each of the major target asset categories utilized in the fund.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(Millions of Dollars)	
Effect on		
Post-retirement benefit obligation	$31.6	($26.6)
Total of service and interest cost components	$4.1	($3.3)

We use various Employees' Benefit Trusts to fund a major portion of OPEB. The majority of the trusts' assets are mutual funds or commingled funds.

Plan Assets: Current pension trust assets and amounts which are expected to be contributed to the trusts in the future will be adequate to meet pension payment obligations to current and future retirees.

The Investment Trust Policy Committee oversees investment matters related to all of our funded benefit plans. The Committee works with external actuaries and investment consultants on an on-going basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target allocations are determined utilizing projected benefit payment cash flows and risk analyses of appropriate investments. They are intended to reduce risk, provide long-term financial stability for the plans and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments.

Our current pension plan target asset allocation is 45% equity investments and 55% fixed income investments. The current OPEB target asset allocation is 60% equity investments and 40% fixed income investments. Equity securities include investments in large-cap, mid-cap and small-cap companies primarily located in the United States. Fixed income securities include corporate bonds of companies from diversified industries, mortgage and other asset backed securities, commercial paper, and U.S. Treasuries.

The following table summarizes the fair value of our pension plan assets by asset category within the fair value hierarchy (for further level information, see Note M):

Asset Category - Pension	As of December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(Millions of Dollars)			
Cash and Cash Equivalents	$21.1	$ -	$ -	$21.1
Equities:				
U.S. Equity	217.2	247.5	-	464.7
International Equity	81.1	21.6	-	102.7
Fixed Income				
Short, Intermediate and Long-term Bonds (a)				
U.S. Bonds	49.7	361.5	-	411.2
International Bonds	31.8	28.0	-	59.8
Total	$400.9	$658.6	$ -	$1,059.5

Asset Category - Pension	As of December 31, 2009			
	Level 1	Level 2	Level 3	Total
	(Millions of Dollars)			
Cash and Cash Equivalents	$10.7	$ -	$ -	$10.7
Equities:				
U.S. Equity	183.5	215.9	-	399.4
International Equity	58.6	33.7	-	92.3
Fixed Income				
Short, Intermediate and Long-term Bonds (a)				
U.S. Bonds	448.9	-	-	448.9
International Bonds	43.5	-	-	43.5
Commercial Paper (b)	31.2	-	-	31.2
Total	$776.4	$249.6	$ -	$1,026.0

(a) This category represents investment grade bonds of U.S. and foreign issuers denominated in U.S. dollars from diverse industries.

(b) This category represents investment in commercial paper issued by Wisconsin Energy. We did not hold our commercial paper as of December 31, 2010.

The following table summarizes the fair value of our OPEB plan assets by asset category within the fair value hierarchy:

Asset Category - OPEB	As of December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(Millions of Dollars)			
Cash and Cash Equivalents	$1.5	$ -	$ -	$1.5
Equities:				
U.S. Equity	41.6	80.1	-	121.7
International Equity	5.2	1.4	-	6.6
Fixed Income:				
Short, Intermediate and Long-term Bonds (a)				
U.S. Bonds	21.8	59.4	-	81.2
International Bonds	2.0	3.7	-	5.7
Total	$72.1	$144.6	$ -	$216.7

Asset Category - OPEB	December 31, 2009 Level 1	Level 2	Level 3	Total
		(Millions of Dollars)		
Cash and Cash Equivalents	$0.8	$ -	$ -	$0.8
Equities:				
U.S. Equity	37.5	72.8	-	110.3
International Equity	3.5	2.0	-	5.5
Fixed Income:				
Short, Intermediate and Long-term Bonds (a)				
U.S. Bonds	81.6	-	-	81.6
International Bonds	2.6	-	-	2.6
Commercial Paper (b)	1.8	-	-	1.8
Total	$127.8	$74.8	$ -	$202.6

(a) This category represents investment grade bonds of U.S. and foreign issuers denominated in U.S. dollars from diverse industries.

(b) This category represents investment in commercial paper issued by Wisconsin Energy. We did not hold our commercial paper as of December 31, 2010.

In January 2009, the committee that oversees the investment of the pension assets authorized the Trustee of our pension plan to invest in the commercial paper of Wisconsin Energy. As of December 31, 2010 and 2009, the Pension Trust and OPEB plan assets included approximately zero and $33 million of commercial paper issued by Wisconsin Energy, which represents less than 10% of total assets of the plan.

Cash Flows:

Employer Contributions	Pension Qualified	Pension Non-Qualified	OPEB
	(Millions of Dollars)		
2008	$38.6	$6.9	$22.9
2009	$270.0	$5.8	$24.3
2010	$ -	$6.8	$4.9

In January 2011, we contributed $101.4 million to the qualified pension plan and rebalanced the investment portfolio to the targeted asset allocation levels. Future contributions to the plans will be dependent upon many factors, including the performance of existing plan assets and long-term discount rates.

The entire contribution to the OPEB plans during 2010 was discretionary as the plans are not subject to any minimum regulatory funding requirements.

The following table identifies our expected benefit payments over the next 10 years:

Year	Pension	Gross OPEB	Expected Medicare Part D Subsidy
	(Millions of Dollars)		
2011	$96.9	$20.6	($0.6)
2012	$100.4	$20.9	$ -
2013	$103.0	$22.8	$ -
2014	$105.7	$24.1	$ -
2015	$102.8	$25.2	$ -
2016-2020	$525.6	$138.7	$ -

Savings Plans: We sponsor savings plans which allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan-specified guidelines. Under these plans, we expensed matching contributions of $13.8 million, $14.1 million and $14.8 million during 2010, 2009 and 2008, respectively.

Postemployment Benefits: Postemployment benefits provided to former or inactive employees are recognized when an event occurs. The estimated liability for such benefits was $14.8 million as of December 31, 2010.

O -- GUARANTEES

We enter into various guarantees to provide financial and performance assurance to third parties on behalf of our affiliates. As of December 31, 2010, we had the following guarantees:

	Maximum Potential Future Payments	Outstanding	Liability Recorded
		(Millions of Dollars)	
Guarantees	$2.8	$0.1	$ -
Letters of Credit	$1.6	$1.0	$ -

We provide guarantees to support obligations of our affiliates to third parties under agreements and surety bonds. In the event our affiliates fail to perform, we would be responsible for the obligations.

Wisconsin Electric is subject to the potential retrospective premiums that could be assessed under its insurance program.

P -- SEGMENT REPORTING

Our operating segments as of December 31, 2010 include a utility energy segment and a non-utility energy segment. We have organized our operating segments based upon the regulatory environment in which our utility subsidiaries operate and on how management makes decisions and measures performance. The segments are managed separately because each business requires different technology and marketing strategies. The accounting policies of the reportable operating segments are the same as those described in Note A.

Our utility energy segment primarily includes our electric and natural gas utility operations. Our electric utility operation engages in the generation, distribution and sale of electric energy in southeastern (including metropolitan Milwaukee), east central and northern Wisconsin and in the Upper Peninsula of Michigan. Our natural gas utility operation is engaged in the purchase, distribution and sale of natural gas to retail customers and the transportation of customer-owned natural gas throughout Wisconsin. Our non-utility energy segment derives its revenues primarily from the ownership of electric power generating facilities for long-term lease to Wisconsin Electric.

Summarized financial information concerning our operating segments for each of the three years ended December 31, 2010 is shown in the following table. The segment information below includes income from discontinued operations as a result of the sale of Edison Sault in May 2010 and the water utility in April 2009.

Year Ended	Operating Segments Energy Utility	Operating Segments Energy Non-Utility	Corporate & Other (a) & Reconciling Items	Total Consolidated
	(Millions of Dollars)			
December 31, 2010				
Operating Revenues (b)	$4,165.3	$320.2	($283.0)	$4,202.5
Depreciation and Amortization	$251.4	$53.5	$0.7	$305.6
Operating Income (Loss)	$564.0	$252.4	($6.0)	$810.4
Equity in Earnings of Unconsolidated Affiliates	$60.1	$ -	($0.2)	$59.9
Interest Expense, Net	$117.2	$40.3	$48.9	$206.4
Income Tax Expense (Benefit)	$192.1	$84.9	($27.1)	$249.9
Income from Discontinued Operations, Net of Tax	$0.7	$ -	$1.4	$2.1
Net Income (Loss)	$354.2	$128.4	($26.1)	$456.5
Capital Expenditures	$687.0	$109.3	$1.9	$798.2
Total Assets (c)	$11,997.4	$2,914.2	($1,851.8)	$13,059.8
December 31, 2009				
Operating Revenues (b)	$4,092.0	$163.1	($154.2)	$4,100.9
Depreciation and Amortization	$313.1	$29.2	$0.7	$343.0
Operating Income (Loss)	$550.9	$120.1	($10.7)	$660.3
Equity in Earnings of Unconsolidated Affiliates	$59.1	$ -	($0.2)	$58.9
Interest Expense, Net	$117.5	$14.7	$24.5	$156.7
Income Tax Expense (Benefit)	$186.7	$43.4	($14.6)	$215.5
Income from Discontinued Operations, Net of Tax	$1.8	$ -	$4.9	$6.7
Net Income (Loss)	$334.2	$63.8	($15.6)	$382.4
Capital Expenditures	$547.0	$253.2	$14.4	$814.6
Total Assets (c)	$10,784.6	$2,754.1	($840.8)	$12,697.9
December 31, 2008				
Operating Revenues (b)	$4,395.5	$126.2	($119.3)	$4,402.4
Depreciation and Amortization	$300.9	$21.9	$0.8	$323.6
Operating Income (Loss)	$576.5	$89.3	($10.6)	$655.2
Equity in Earnings of Unconsolidated Affiliates	$51.8	$ -	($0.5)	$51.3
Interest Expense, Net	$107.2	$12.0	$34.5	$153.7
Income Tax Expense (Benefit)	$201.5	$32.5	($18.9)	$215.1
Income from Discontinued Operations, Net of Tax	$3.5	$ -	$0.5	$4.0
Net Income (Loss)	$334.1	$48.6	($23.6)	$359.1
Capital Expenditures	$604.2	$529.3	$0.4	$1,133.9
Total Assets (c)	$10,791.6	$2,516.7	($690.5)	$12,617.8

(a) Other includes all other non-utility activities, primarily non-utility real estate investment and development by Wispark as well as interest on corporate debt.

(b) An elimination for intersegment revenues of $283.5 million, $154.8 million and $119.0 million is included in Operating Revenues for 2010, 2009 and 2008, respectively. This elimination is primarily between We Power and Wisconsin Electric.

(c) An elimination of $1,785.9 million, $889.1 million and $794.0 million is included in Total Assets as of December 31, 2010, 2009 and 2008, respectively, for all PTF-related activity between We Power and Wisconsin Electric.

Q -- RELATED PARTIES

We receive and/or provide certain services to other associated companies in which we have an equity investment.

American Transmission Company LLC: As of December 31, 2010, we have a 26.2% interest in ATC. We pay ATC for transmission and other related services it provides. In addition, we provide a variety of operational, maintenance and project management work for ATC, which are reimbursed to us by ATC. We are required to pay the cost of needed transmission infrastructure upgrades for new generation projects while projects are under construction, including the new generating units constructed as part of our PTF strategy. ATC reimburses us for these costs when new generation is placed in service. As of December 31, 2010 and 2009, we had a receivable of $3.8 million and $1.1 million, respectively, for these items.

We provided and received services from the following associated companies during 2010, 2009 and 2008:

Equity Investee	2010	2009	2008
		(Millions of Dollars)	
Services Provided			
-ATC	$16.9	$22.3	$20.0
Services Received			
-ATC	$220.8	$196.0	$194.4

As of December 31, 2010 and 2009, our Consolidated Balance Sheets included receivable and payable balances with ATC as follows:

Equity Investee	2010	2009
	(Millions of Dollars)	
Services Provided		
-ATC	$0.9	$1.1
Services Received		
-ATC	$18.5	$16.3

R -- COMMITMENTS AND CONTINGENCIES

Capital Expenditures: We have made certain commitments in connection with 2010 capital expenditures. During 2011, we estimate that total capital expenditures will be approximately $951.2 million.

Operating Leases: We enter into long-term purchase power contracts to meet a portion of our anticipated increase in future electric energy supply needs. These contracts expire at various times through 2018. Certain of these contracts were deemed to qualify as operating leases. In addition, we have various other operating leases including leases for coal cars.

Future minimum payments for the next five years and thereafter for our operating lease contracts are as follows:

	(Millions of Dollars)
2011	$22.8
2012	16.3
2013	6.5
2014	3.9
2015	4.0
Thereafter	32.7
Total	$86.2

Divested Assets: Pursuant to the sale of Point Beach, we have agreed to indemnification provisions customary to transactions involving the sale of nuclear assets.

Pursuant to the terms of the sales agreement for the manufacturing business, Wisconsin Energy agreed to customary indemnification provisions related to certain environmental, asbestos, and product liability matters. In addition, the amount of cash taxes and future deferred income tax benefits are subject to a number of factors including appraisals of the fair value of Wisconsin Gas assets and applicable tax laws. Any changes in the estimates of taxes and indemnification matters will be recorded as an adjustment to the gain on sale and reported in discontinued operations in the period the adjustment is determined. We have established reserves related to these customary indemnification and tax matters.

Environmental Matters: We periodically review our exposure for environmental remediation costs as evidence becomes available indicating that our liability has changed. Given current information, including the following, we believe that future costs in excess of the amounts accrued and/or disclosed on all presently known and quantifiable environmental contingencies will not be material to our financial position or results of operations.

We have a program of comprehensive environmental remediation planning for former manufactured gas plant sites and coal combustion product disposal sites. We perform ongoing assessments of manufactured gas plant sites and related disposal sites used by Wisconsin Electric and Wisconsin Gas, and coal combustion product disposal/landfill sites used by Wisconsin Electric, as discussed below. We are working with the WDNR in our investigation and remediation planning. At this time, we cannot estimate future remediation costs associated with these sites beyond those described below.

Manufactured Gas Plant Sites: We have identified several sites at which Wisconsin Electric, Wisconsin Gas, or a predecessor company historically owned or operated a manufactured gas plant. These sites have been substantially remediated or are at various stages of investigation, monitoring and remediation. We have also identified other sites that may have been impacted by historical manufactured gas plant activities. Based upon on-going analysis, we estimate that the future costs for detailed site investigation and future remediation costs may range from $35 million to $65 million over the next ten years. This estimate is dependent upon several variables including, among other things, the extent of remediation, changes in technology and changes in regulation. As of December 31, 2010, we have established reserves of $45.1 million related to future remediation costs.

The PSCW has allowed Wisconsin utilities, including Wisconsin Electric and Wisconsin Gas, to defer the costs spent on the remediation of manufactured gas plant sites, and has allowed for these costs to be recovered in rates over five years. Accordingly, we have recorded a regulatory asset for remediation costs.

Coal Combustion Product Landfill Sites: Wisconsin Electric aggressively seeks environmentally acceptable, beneficial uses for its coal combustion products. However, some coal combustion products have been, and to a small degree continue to be, managed in company-owned, licensed landfills. Some early designed and constructed landfills have at times required various levels of monitoring or remediation. Where Wisconsin Electric has become aware of these conditions, efforts have been made to define the nature and extent of any release, and work has been performed to address these conditions. During 2010, 2009 and 2008, Wisconsin Electric incurred $0.4 million, $0.3 million and $1.3 million respectively, in landfill remediation expenses. As of December 31, 2010, we have no reserves established related to coal combustion product landfill sites.

EPA - Consent Decree: In April 2003, Wisconsin Electric reached a Consent Decree with the EPA, in which it agreed to significantly reduce air emissions from its coal-fired generating facilities. In July 2003, the Consent Decree was amended to include the state of Michigan, and in October 2007, the U.S. District Court for the Eastern District of Wisconsin approved and entered the amended Consent Decree. The reductions are expected to be achieved by 2013 through a combination of installing new pollution control equipment, upgrading existing equipment and retiring certain older units. Through December 31, 2010, we have spent approximately $901 million associated with the installation of air quality controls and have retired four coal units as part of our plan under the Consent Decree. The total cost of implementing this agreement is estimated to be $1.2 billion over the 10 year period ending 2013.

Oak Creek Construction Contract: Bechtel, the contractor of the Oak Creek expansion under a fixed price contract, submitted claims to us on December 22, 2008 for cost and schedule relief related to the delay of the in-service dates for OC 1 and OC 2. These claims were asserted against ERS, the project manager for the construction of the Oak Creek expansion and agent for the joint owners of OC 1 and OC 2. On October 30, 2009, Bechtel amended its claim to increase its request for cost relief and schedule relief. In its amended claim, Bechtel requested cost relief totaling approximately $517.5 million and schedule relief that would have resulted in approximately seven months of relief from liquidated damages beyond the guaranteed in-service date of September 29, 2009 for OC 1 and approximately four months of relief from liquidated damages beyond the guaranteed in-service date of September 29, 2010 for OC 2.

Bechtel's first claim was based on the alleged impact of severe weather and certain labor-related matters. Pursuant to its amended claim, Bechtel was requesting approximately $445.5 million in costs related to changed weather and labor conditions. Bechtel's second claim of approximately $72 million sought cost and schedule relief for the alleged effects of ERS-directed changes and delays allegedly caused by ERS prior to the issuance of the Full Notice to Proceed in July 2005. These claims, as well as claims submitted by ERS related to the rights of the parties under the construction contract and ERS counterclaims, had been submitted to binding arbitration.

Effective December 16, 2009, ERS and Bechtel entered into the Settlement Agreement that settled the claims between them regarding OC 1 and OC 2. Pursuant to the terms of this Settlement Agreement, ERS will pay to Bechtel $72 million to settle these claims payable upon the achievement of specific project milestones. As of December 31, 2010, Bechtel has received $57.5 million of the $72 million total settlement. The remaining milestone payments are tied to turnover of OC 2 and final acceptance of the units. In addition, Bechtel received 120 days of schedule relief for OC 1 and 60 days for OC 2. Therefore, the guaranteed in-service date of September 29, 2009 for OC 1 was extended to January 27, 2010, and the guaranteed in-service date of September 29, 2010 for OC 2 was extended to November 28, 2010. Bechtel subsequently received an additional 21 days of schedule relief for OC 2 as part of a change order signed concurrent with the turnover of OC 2. Therefore, the total schedule relief granted to Bechtel was 120 days for OC 1 and 81 days for OC 2.

We are responsible for approximately 85% of amounts paid under the Settlement Agreement, consistent with our ownership share of the Oak Creek expansion. The other joint owners are responsible for the remainder.

Cash Balance Pension Plan: On June 30, 2009, a lawsuit was filed by Alan M. Downes, a former employee, against the Plan in the U.S. District Court for the Eastern District of Wisconsin. Counsel representing the plaintiff is attempting to seek class certification for other similarly situated plaintiffs. The complaint alleges that Plan participants who received a lump sum distribution under the Plan prior to their normal retirement age did not receive the full benefit to which they were entitled in violation of the Employee Retirement Income Security Act of 1974 (ERISA) and are owed additional benefits, because the Plan failed to apply the correct interest crediting rate to project the cash balance account to their normal retirement age. On September 6, 2010, the plaintiff filed a First Amended Class Action Complaint alleging additional claims under ERISA and adding Wisconsin Energy Corporation as a defendant. The plaintiff has not specified the amount of relief he is seeking. An adverse outcome of this lawsuit could have a material adverse effect on Plan funding and expense and our results of operations. Although we are currently unable to predict the final outcome or impact of this litigation, we are aware that courts in two similar lawsuits filed in Wisconsin found that the interest crediting rates applied by pension plans involved in those cases were not in compliance with ERISA.

S -- SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2010, we paid $198.0 million in interest, net of amounts capitalized, and $166.7 million in income taxes, net of refunds. During the year ended December 31, 2009, we paid $152.3 million in interest, net of amounts capitalized, and received $27.9 million in net refunds from income taxes. During the year ended December 31, 2008, we paid $144.2 million in interest, net of amounts capitalized, and $2.4 million in income taxes, net of refunds.

As of December 31, 2010, 2009 and 2008, the amount of accounts payable related to capital expenditures was $18.2 million, $14.7 million and $45.1 million, respectively.

T -- SUBSEQUENT EVENTS

OC 2 In-Service and Debt Financing: On January 12, 2011, OC 2 was placed into service and is fully operational. We transferred approximately $767.4 million from CWIP to in-service on our Balance Sheet in connection with the in-service date of OC 2. Wisconsin Electric now has care, custody and control and will operate and maintain the unit.

On January 19, 2011, we issued a total of $420 million in long-term debt ($205 million aggregate principal amount of 4.673% Series B Senior Notes due January 19, 2031 and $215 million aggregate principal amount of 5.848% Series B Senior Notes due January 19, 2041), and used the net proceeds to repay short-term debt incurred to finance the construction of OC 2 and for other corporate purposes. The Series B Senior Notes are secured by a collateral assignment of the leases between ERGSS and Wisconsin Electric related to OC 2.

Stock Split: On January 20, 2011, our Board of Directors approved a two-for-one stock split of our common stock, which will be effected through a stock dividend. Stockholders of record at the close of business on February 14, 2011 will be entitled to one additional share of Wisconsin Energy common stock for each share then owned. The additional shares will be distributed on March 1, 2011. Except as indicated in the pro forma earnings per share information in the Consolidated Income Statements, this report does not reflect the impact of the two-for-one stock split.



Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: 414-271-3000
Fax: 414-347-6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wisconsin Energy Corporation:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Wisconsin Energy Corporation and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, common equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wisconsin Energy Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

February 25, 2011

Deloitte.

Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: 414-271-3000
Fax: 414-347-6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wisconsin Energy Corporation:

We have audited the internal control over financial reporting of Wisconsin Energy Corporation and subsidiaries (the "Company") as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 25, 2011 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

February 25, 2011

Member of
Deloitte Touche Tohmatsu

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of Wisconsin Energy Corporation's and subsidiaries internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that Wisconsin Energy Corporation's and subsidiaries internal control over financial reporting was effective as of December 31, 2010.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, as auditors of our financial statements has issued an attestation report on the effectiveness of Wisconsin Energy Corporation's and its subsidiaries' internal control over financial reporting as of December 31, 2010. Deloitte & Touche LLP's report is included in this report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of 2010 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

WISCONSIN ENERGY CORPORATION

CONSOLIDATED SELECTED FINANCIAL AND STATISTICAL DATA

Financial	2010	2009	2008	2007	2006
Year Ended December 31					
Net income - Continuing Operations (Millions)	$ 454.4	$ 375.7	$ 355.1	$ 332.4	$ 308.6
Earnings per share - Continuing Operations					
Basic	$ 3.89	$ 3.21	$ 3.04	$ 2.84	$ 2.64
Diluted	$ 3.84	$ 3.19	$ 3.00	$ 2.81	$ 2.61
Dividends per share of common stock	$ 1.60	$ 1.35	$ 1.08	$ 1.00	$ 0.92
Operating revenues (Millions)					
Utility energy	$ 4,165.3	$ 4,092.0	$ 4,395.5	$ 4,190.9	$ 3,946.6
Non-utility energy	320.2	163.1	126.2	75.7	69.1
Eliminations and Other	(283.0)	(154.2)	(119.3)	(62.3)	(51.3)
Total operating revenues	$ 4,202.5	$ 4,100.9	$ 4,402.4	$ 4,204.3	$ 3,964.4
As of December 31 (Millions)					
Total assets	$ 13,059.8	$ 12,697.9	$ 12,617.8	$ 11,720.3	$ 11,130.2
Long-term debt (including current maturities) and capital lease obligations	$ 4,405.4	$ 4,171.5	$ 4,136.5	$ 3,525.3	$ 3,370.1
Common Stock Closing Price	$ 58.86	$ 49.83	$ 41.98	$ 48.71	$ 47.46

CONSOLIDATED SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Millions of Dollars, Except Per Share Amounts) (a)

Three Months Ended	March 2010	March 2009	June 2010	June 2009
Operating revenues	$ 1,248.6	$ 1,388.4	$ 890.9	$ 835.7
Operating income	228.4	241.5	163.3	118.4
Income from Continuing Operations	129.0	141.4	87.5	63.0
Income (loss) from Discontinued Operations	0.7	0.1	1.2	0.7
Total Net Income	$ 129.7	$ 141.5	$ 88.7	$ 63.7
Earnings per share of common stock (basic) (b)				
Continuing operations	$ 1.10	$ 1.21	$ 0.75	$ 0.54
Discontinued operations	0.01	-	0.01	-
Total earnings per share (basic)	$ 1.11	$ 1.21	$ 0.76	$ 0.54
Earnings per share of common stock (diluted) (b)				
Continuing operations	$ 1.09	$ 1.20	$ 0.74	$ 0.53
Discontinued operations	0.01	-	0.01	0.01
Total earnings per share (diluted)	$ 1.10	$ 1.20	$ 0.75	$ 0.54

Three Months Ended	September 2010	September 2009	December 2010	December 2009
Operating revenues	$ 973.2	$ 815.5	$ 1,089.8	$ 1,061.3
Operating income	203.0	104.4	215.7	196.0
Income from Continuing Operations	112.3	58.2	125.6	113.1
Income (loss) from Discontinued Operations	(0.1)	0.3	0.3	5.6
Total Net Income	$ 112.2	$ 58.5	$ 125.9	$ 118.7
Earnings per share of common stock (basic) (b)				
Continuing operations	$ 0.96	$ 0.50	$ 1.07	$ 0.97
Discontinued operations	-	-	0.01	0.05
Total earnings per share (basic)	$ 0.96	$ 0.50	$ 1.08	$ 1.02
Earnings per share of common stock (diluted) (b)				
Continuing operations	$ 0.95	$ 0.49	$ 1.06	$ 0.96
Discontinued operations	-	0.01	-	0.05
Total earnings per share (diluted)	$ 0.95	$ 0.50	$ 1.06	$ 1.01

(a) Quarterly results of operations are not directly comparable because of seasonal and other factors. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(b) Quarterly earnings per share may not total to the amounts reported for the year because the computation is based on the weighted average common shares outstanding during each quarter.

The selected financial data presented above does not reflect the impact of the two-for-one stock split, which will be effective March 2011. See Note T -- Subsequent Events for further information.

PERFORMANCE GRAPH

The performance graph below shows a comparison of the cumulative total return, assuming reinvestment of dividends, over the last five years had $100 been invested at the close of business on December 31, 2005, in each of:

- Wisconsin Energy common stock;
- a Custom Peer Group Index; and
- the Standard & Poor's 500 Index ("S&P 500").

Custom Peer Group Index. We use the Custom Peer Group Index for peer comparison purposes because we believe the Index provides an accurate representation of our peers. The Custom Peer Group Index is a market-capitalization-weighted index consisting of 27 companies, including Wisconsin Energy. These companies are similar to us in terms of business model and long-term strategies.

In addition to Wisconsin Energy, the companies in the Custom Peer Group Index are Allegheny Energy, Inc.; Alliant Energy Corporation; Ameren Corporation; American Electric Power Company, Inc.; Avista Corporation; Consolidated Edison, Inc.; DTE Energy Company; Duke Energy Corp.; FirstEnergy Corp.; Great Plains Energy; Integrys Energy Group, Inc.; NiSource Inc.; Northeast Utilities; Nstar; NV Energy, Inc.; OGE Energy Corp.; Pepco Holdings, Inc.; PG&E Corporation; Pinnacle West Capital Corporation; Portland General; Progress Energy Inc.; SCANA Corporation; Sempra Energy; The Southern Company; Westar Energy, Inc.; and Xcel Energy Inc.

Five-Year Cumulative Return Chart



$250
$225
$200
$175
$150
$125
$100
$75
$50
Wisconsin Energy Corporation
Custom Peer Group Index
S&P 500
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010

Value of Investment at Year-End

	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
Wisconsin Energy Corporation	$100	$124	$130	$115	$141	$171
Custom Peer Group Index	$100	$122	$132	$110	$124	$138
S&P 500	$100	$116	$122	$77	$97	$112

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

NUMBER OF COMMON STOCKHOLDERS

As of December 31, 2010, based upon the number of Wisconsin Energy Corporation stockholder accounts (including accounts in our dividend reinvestment and stock purchase plan), we had approximately 44,700 registered stockholders.

COMMON STOCK LISTING AND TRADING

Our common stock is listed on the New York Stock Exchange under the ticker symbol "WEC." Daily trading prices and volume can be found in the "NYSE Composite" section of most major newspapers, usually abbreviated as WI Engy.

DIVIDENDS AND COMMON STOCK PRICES

Common Stock Dividends of Wisconsin Energy: Cash dividends on our common stock, as declared by the Board of Directors, are normally paid on or about the first day of March, June, September and December of each year. We review our dividend policy on a regular basis. Subject to any regulatory restrictions or other limitations on the payment of dividends, future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, earnings, financial condition and other requirements. For information regarding restrictions on the ability of our subsidiaries to pay us dividends, see Note I -- Common Equity in the Notes to Consolidated Financial Statements.

In December 2010, our Board of Directors approved a new dividend policy. Pursuant to this new policy, we will target a dividend payout ratio between 50% and 55% of earnings for 2011 and subsequent years. In accordance with the new policy, on January 20, 2011, our Board of Directors increased our quarterly dividend to $0.52 per share, which would result in annual dividends of $2.08 per share.

On January 20, 2011, our Board of Directors also approved a two-for-one stock split of our common stock, which will be effected through a stock dividend. Stockholders of record at the close of business on February 14, 2011 will be entitled to one additional share of Wisconsin Energy common stock for each share then owned. The additional shares will be distributed on March 1, 2011. Taking the stock split into account, our quarterly dividend would have been $0.26 per share, which would result in annual dividends of $1.04 per share. Except as indicated in the pro forma earnings per share information in the Consolidated Income Statements, this report does not reflect the impact of the two-for-one stock split.

Range of Wisconsin Energy Common Stock Prices and Dividends:

	2010			2009		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$51.41	$46.88	$0.40	$46.48	$36.31	$0.3375
Second	$53.80	$46.84	0.40	$42.23	$36.67	0.3375
Third	$58.58	$49.41	0.40	$46.50	$40.25	0.3375
Fourth	$61.02	$57.52	0.40	$50.62	$42.89	0.3375
Annual	$61.02	$46.84	$1.60	$50.62	$36.31	$1.35

BOARD OF DIRECTORS



John F. Bergstrom
Director since 1987.
Chairman and Chief Executive Officer of Bergstrom Corporation, which owns and operates numerous automobile sales and leasing companies.



Barbara L. Bowles
Director since 1998.
Retired Vice Chair of Profit Investment Management and Retired Chairman of The Kenwood Group, Inc., investment advisory firms. The Kenwood Group, Inc. was merged into Profit Investment Management in 2006.



Patricia W. Chadwick
Director since 2006.
President of Ravengate Partners, LLC, which provides businesses and not-for-profit institutions with advice about the financial markets.



Robert A. Cornog
Director since 1993.
Retired Chairman of the Board, President and Chief Executive Officer of Snap-on Incorporated, a developer, manufacturer and distributor of professional hand and power tools, diagnostic and shop equipment and tool storage products.



Curt S. Culver
Director since 2004.
Chairman and Chief Executive Officer of MGIC Investment Corporation and Mortgage Guaranty Insurance Corporation, a private mortgage insurance company.



Thomas J. Fischer
Director since 2005.
Principal of Fischer Financial Consulting LLC, which provides consulting on corporate financial, accounting and governance matters.



Gale E. Klappa
Director since 2003.
Chairman of the Board, President and Chief Executive Officer of Wisconsin Energy Corporation.



Ulice Payne, Jr.
Director since 2003.
Managing Member of Addison-Clifton, LLC, which provides global trade compliance advisory services.



Frederick P. Stratton, Jr.
Director since 1987.
Chairman Emeritus of Briggs & Stratton Corporation, a manufacturer of small gasoline engines.

OFFICERS

The names and positions as of December 31, 2010 of Wisconsin Energy's officers are listed below.

Gale E. Klappa[1] – Chairman of the Board, President and Chief Executive Officer.

James C. Fleming[1] – Executive Vice President and General Counsel.

Frederick D. Kuester[1] – Executive Vice President.

Allen L. Leverett[1] – Executive Vice President and Chief Financial Officer.

Kristine A. Rappé[1] – Senior Vice President and Chief Administrative Officer.

Darnell K. DeMasters – Vice President – Federal Policy.

Stephen P. Dickson[1] – Vice President and Controller.

Walter J. Kunicki – Vice President.

Susan H. Martin – Vice President, Corporate Secretary and Associate General Counsel.

Jeffrey P. West – Vice President and Treasurer.

Richard J. White – Vice President.

Keith H. Ecke – Assistant Corporate Secretary.

David L. Hughes – Assistant Treasurer.

James A. Schubilske – Assistant Treasurer.

[1] Executive Officers of Wisconsin Energy Corporation as of December 31, 2010. Charles R. Cole, Senior Vice President of Wisconsin Electric Power Company and Wisconsin Gas LLC, is also an executive officer of Wisconsin Energy Corporation.

NOTICE OF 2011 ANNUAL MEETING AND PROXY STATEMENT


Wisconsin Energy
Corporation

TABLE OF CONTENTS


Wisconsin Energy
Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

March 29, 2011

To the Stockholders of Wisconsin Energy Corporation:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders. **An admission ticket will be required to enter the meeting**. Your admission ticket, which also includes a map to the meeting, is located on your proxy card. Instructions on how to obtain an admission ticket if you received your proxy materials electronically are provided on page P-7 of the proxy statement. If you are not able to attend the Annual Meeting, you may listen to a live webcast available on the Wisconsin Energy Website at: www.wisconsinenergy.com/invest/annualmtg.htm. An archive of the webcast will be available on the site for approximately 12 months following the meeting. **Regardless of whether you plan to attend, please take a moment to vote your proxy**. The meeting will be held as follows:

WHEN:	Thursday, May 5, 2011 10:00 a.m., Central time
WHERE:	Concordia University Wisconsin R. John Buuck Field House 12800 North Lake Shore Drive Mequon, Wisconsin 53097
ITEMS OF BUSINESS:	• Election of nine directors for terms expiring in 2012. • Vote to initiate the process to elect directors by majority vote in uncontested elections. • Ratification of Deloitte & Touche LLP as independent auditors for 2011. • Approval of amendments to the Wisconsin Energy Corporation 1993 Omnibus Stock Incentive Plan, as amended and restated. • Advisory vote on compensation of the named executive officers. • Advisory vote to establish the frequency of the advisory vote on the compensation of the named executive officers. • Consideration of any other matters that may properly come before the meeting.
RECORD DATE:	March 10, 2011
VOTING BY PROXY:	*Your vote is important*. You may vote: • using the Internet; • by telephone; or • by returning the proxy card in the envelope provided.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 5, 2011–The Proxy Statement and 2010 Annual Report are available at:

http://www.wisconsinenergy.com/proxystatement

By Order of the Board of Directors,

Susan H. Martin
Vice President, Corporate Secretary and Associate General Counsel

This Page Intentionally Left Blank

PROXY STATEMENT

This proxy statement is being furnished to stockholders beginning on or about March 29, 2011, in connection with the solicitation of proxies by the Wisconsin Energy Corporation ("WEC" or the "Company") Board of Directors (the "Board") to be used at the Annual Meeting of Stockholders on Thursday, May 5, 2011 (the "Meeting") at 10:00 a.m., Central time, in the R. John Buuck Field House on the campus of Concordia University Wisconsin located at 12800 North Lake Shore Drive, Mequon, Wisconsin 53097, and at all adjournments or postponements of the Meeting, for the purposes listed in the preceding Notice of Annual Meeting of Stockholders.

GENERAL INFORMATION – FREQUENTLY ASKED QUESTIONS

What am I voting on?

Proposal 1: Election of nine directors for terms expiring in 2012.

Proposal 2: Initiating the process to elect directors by majority vote in uncontested elections.

Proposal 3: Ratification of Deloitte & Touche LLP as independent auditors for 2011.

Proposal 4: Approval of amendments to the Wisconsin Energy Corporation 1993 Omnibus Stock Incentive Plan, as amended and restated.

Proposal 5: Advisory vote on compensation of the named executive officers, commonly referred to as a "Say on Pay" vote.

Proposal 6: Advisory vote to establish the frequency of the advisory say on pay vote.

The Company is not aware of any other matters that will be voted on. If a matter does properly come before the Meeting, the persons named as the proxies in the accompanying form of proxy will vote the proxy at their discretion.

What are the Board's voting recommendations?

The Board of Directors recommends a vote:

- **FOR** each of the nine nominated directors;
- **FOR** the initiation of the process to elect directors by majority vote in uncontested elections;
- **FOR** ratification of Deloitte & Touche LLP as independent auditors for 2011;
- **FOR** the amendments to the Wisconsin Energy Corporation 1993 Omnibus Stock Incentive Plan, as amended and restated;
- **FOR** approval of the compensation of the Company's named executive officers as disclosed in this proxy statement; and
- For a frequency of every **THREE YEARS** for future non-binding say on pay advisory votes.

What is the vote required for each proposal?

Proposal 1: The nine individuals receiving the largest number of votes will be elected as directors.

Proposal 2: Approval of the proposal to initiate the process to elect directors by majority vote in uncontested elections requires the affirmative vote of a majority of the votes cast in person or by proxy at this meeting. Although your vote is advisory and will not be binding on the Board or the Company, if this advisory vote obtains the affirmative vote of a majority of the votes cast, the Board intends to initiate the process to elect directors by majority vote in uncontested elections.

Proposal 3: Ratification of the independent auditors requires the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting.

Proposal 4: Approval of the amendments to Wisconsin Energy Corporation's 1993 Omnibus Stock Incentive Plan, as amended and restated, requires the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting.

Proposal 5: Approval, on a non-binding, advisory basis, of the compensation of the named executive officers requires the affirmative vote of a majority of the votes cast in person or by proxy at this meeting. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Proposal 6: For purposes of determining the frequency of future advisory say on pay votes, the frequency receiving the greatest number of votes – every three years, every two years or every one year – will be considered the frequency approved by stockholders. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding the frequency of the advisory say on pay vote.

Presuming a quorum is present, abstentions and broker non-votes will have no effect on the outcome of any of these proposals.

Who can vote?	Common stockholders as of the close of business on the record date, March 10, 2011, can vote. Each outstanding share of WEC common stock is entitled to one vote upon each matter presented. A list of stockholders entitled to vote will be available for inspection by stockholders at WEC's principal business office, 231 West Michigan Street, Milwaukee, Wisconsin 53203, prior to the Meeting. The list also will be available at the Meeting.
How do I vote?	There are several ways to vote: • By Internet. The Company encourages you to vote this way. • By toll-free touch-tone telephone. • By completing and mailing the enclosed proxy card. • By written ballot at the Meeting. Instructions to vote through the Internet or by telephone are listed on your proxy card or the information forwarded to you by your bank or broker. The Internet and telephone voting facilities will close at 10:59 p.m., Central time, on Wednesday, May 4, 2011. If you are a participant in WEC's Stock Plus Investment Plan ("Stock Plus") or own shares through investments in the WEC Common Stock Fund or WEC Common Stock ESOP Fund in WEC's 401(k) plan, your proxy will serve as voting instructions for your shares held in those plans. The administrator for Stock Plus and the trustee for the 401(k) plan will vote your shares as you direct. If a proxy is not returned for shares held in Stock Plus, the administrator will not vote those shares. If a proxy is not returned for shares held in the 401(k) plan, the trustee will vote those shares in the same proportion that all shares in the WEC Common Stock Fund or WEC Common Stock ESOP Fund, as the case may be, for which voting instructions have been received, are voted. If you are a beneficial owner and your bank or broker holds your shares in its name, they are permitted to vote your shares in the ratification of the independent auditors even if the broker does not receive voting instructions from you. However, for matters considered non-routine, which includes proposals 1, 2, 4, 5 and 6, your broker or other record holder of your shares will not be permitted to vote your shares unless you provide voting instructions. If your shares are held in the name of a broker, bank or other holder of record, you are invited to attend the Meeting, but may not vote at the Meeting unless you have first obtained a proxy executed in your favor from the holder of record.
What does it mean if I get more than one proxy?	It means your shares are held in more than one account. Please vote all proxies to ensure all of your shares are counted.
What constitutes a quorum?	As of the record date, there were 233,746,331 shares of WEC common stock outstanding, which include the shares distributed as a result of the March 1, 2011 two-for-one stock split. In order to conduct the Meeting, a majority of the outstanding shares entitled to vote must be represented in person or by proxy. This is known as a "quorum." Abstentions and shares which are the subject of broker non-votes will count toward establishing a quorum.
Can I change my vote?	You may change your vote or revoke your proxy at any time prior to the closing of the polls, by: • entering a new vote by Internet or phone; • returning a later-dated proxy card; • voting in person at the Meeting; or • notifying WEC's Corporate Secretary by written revocation letter. The Corporate Secretary is Susan H. Martin. Any revocation should be filed with her at WEC's principal business office, 231 West Michigan Street, P. O. Box 1331, Milwaukee, Wisconsin 53201.

	Attendance at the Meeting will not, in itself, constitute revocation of a proxy. All shares entitled to vote and represented by properly completed proxies timely received and not revoked will be voted as you direct. If no direction is given in a properly completed proxy, the proxy will be voted as the Board recommends.
Who conducts the proxy solicitation?	The WEC Board is soliciting these proxies. WEC will bear the cost of the solicitation of proxies. WEC contemplates that proxies will be solicited principally through the use of the mail, but employees of WEC or its subsidiaries may solicit proxies by telephone, personally or by other communications, without compensation apart from their normal salaries. It is not anticipated that any other persons will be engaged to solicit proxies or that compensation will be paid for that purpose. However, WEC may seek the services of an outside proxy solicitor in the event that such services become necessary.
Who will count the votes?	BNY Mellon Shareowner Services, which also will serve as Inspector of Election, will tabulate voted proxies.
How can I attend the Meeting?	The Meeting is open to all stockholders of WEC. **You must bring an admission ticket or other evidence of your stock ownership to enter the Meeting.** If you received proxy materials by mail, your admission ticket is included on your proxy card. The admission ticket admits the stockholder and one guest. If your shares are jointly owned and you need an additional ticket, or if you need directions to the Meeting or have questions regarding this process, contact Stockholder Services, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201 or call 800-881-5882. A map to the Meeting is included on the admission ticket.
What information is available via the Internet?	The following documents can be found at http://www.wisconsinenergy.com/proxystatement: • Notice of Annual Meeting; • Proxy Statement; • 2010 Annual Report; and • Form of Proxy.
How do I obtain an admission ticket if I received my proxy materials electronically?	If your shares are registered in your name, you can print an admission ticket by following the instructions provided in the e-mail which transmitted your proxy materials. If you hold your shares through a bank, brokerage firm, or other nominee, call 800-881-5882 or write to Stockholder Services at the above address to request an admission ticket. We will send you an admission ticket upon verification of your ownership. You may also bring a copy of your account statement or other evidence of your ownership as of the record date to the Meeting. That document will serve as your admission ticket.
What steps has WEC taken to reduce the cost of proxy solicitation?	WEC has implemented several practices that reduce printing and postage costs and are friendly to the environment. WEC encourages you to choose MLink[SM] for fast and secure 24/7 online access to proxy materials, investment plan statements, tax documents and more. Simply log on at http://www.bnymellon.com/shareowner/equityaccess where step-by-step instructions will prompt you on how to enroll in MLink[SM]. The Company also has: • encouraged Internet and telephone voting of your proxies; and • implemented "householding" whereby stockholders sharing a single address receive a single annual report and proxy statement, unless the Company received instructions to the contrary from one or more of the stockholders. If you received multiple copies of the annual report and proxy statement, you may wish to contact the Company's transfer agent, BNY Mellon Shareowner Services, at 800-558-9663, to request householding, or you may provide written instructions to Wisconsin Energy Corporation, c/o BNY Mellon Shareowner Services, P.O. Box 358035, Pittsburgh, PA 15252-8035. If you wish to receive separate copies of the annual report and proxy statement now or in the future, or to discontinue householding entirely, you may contact the Company's transfer agent using the contact information provided above. Upon request, the Company will promptly send a separate copy of either document. Whether or not a stockholder is householding, each stockholder will continue to receive a proxy card. If your shares are held through a bank, broker or other holder of record, you may request householding by contacting the holder of record.

Who do I contact if I have questions about the Meeting or my account?	If you need more information about the Meeting, write to Stockholder Services, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201, or call us at 800-881-5882. For information about shares registered in your name or your Stock Plus account, call our transfer agent, BNY Mellon Shareowner Services, at 800-558-9663, or access your account via the Internet at http://www.bnymellon.com/shareowner/equityaccess.

CORPORATE GOVERNANCE – FREQUENTLY ASKED QUESTIONS

Does WEC have Corporate Governance Guidelines?	Yes, since 1996 the Board has maintained Corporate Governance Guidelines that provide a framework under which it conducts business. The Corporate Governance Committee reviews the Guidelines annually to ensure that the Board is providing effective governance over the affairs of the Company. The Guidelines are available in the "Governance" section of the Company's Website at www.wisconsinenergy.com and are available in print to any stockholder who requests them in writing from the Corporate Secretary.
How are directors determined to be independent?	No director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with the Company. The Corporate Governance Guidelines provide that the Board should consist of at least a two-thirds majority of independent directors.
What are the Board's standards of independence?	The guidelines the Board uses in determining director independence are located in Appendix A of the Corporate Governance Guidelines. These standards of independence, which are summarized below, include those established by the New York Stock Exchange as well as a series of standards that are more comprehensive than New York Stock Exchange requirements. A director will be considered independent by the Board if the director: • has not been an employee of the Company for the last five years; • has not received, in the past three years, more than $120,000 per year in direct compensation from the Company, other than director fees or deferred compensation for prior service; • is not a current partner or employee of a firm that is the Company's internal or external auditor, was not within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time, or has no immediate family member who is a current employee of such a firm and personally works on the Company's audit; • has not been an executive officer, in the past three years, of another company where any of the Company's present executives at the same time serves or served on that other company's compensation committee; • in the past three years, has not been an employee of a company that makes payments to, or receives payments from, the Company for property or services in an amount which in any single fiscal year is the greater of $1 million or 2% of such other company's consolidated gross revenues; • has not received, in the past three years, remuneration, other than *de minimus* remuneration, as a result of services as, or being affiliated with an entity that serves as, an advisor, consultant, or legal counsel to the Company or to a member of the Company's senior management, or a significant supplier of the Company; • has no personal service contract(s) with the Company or any member of the Company's senior management; • is not an employee or officer with a not-for-profit entity that receives 5% or more of its total annual charitable awards from the Company; • has not had any business relationship with the Company, in the past three years, for which the Company has been required to make disclosure under certain rules of the Securities and Exchange Commission; • is not employed by a public company at which an executive officer of the Company serves as a director; and • does not have any beneficial ownership interest of 5% or more in an entity that has received remuneration, other than *de minimus* remuneration, from the Company, its subsidiaries or affiliates. The Board also considers whether a director's immediate family members meet the above criteria, as well as whether a director has any relationships with WEC's affiliates for certain of the above criteria, when determining the director's independence.

Who are the independent directors?	The Board has affirmatively determined that Directors Bergstrom, Bowles, Chadwick, Cornog, Culver, Fischer, Payne and Stratton have no relationships within the Board's standards of independence noted above and otherwise have no material relationships with WEC and are independent. This represents 89% of the Board. Director Klappa is not independent due to his present employment with WEC.
What are the committees of the Board?	The Board of Directors has the following committees: Audit and Oversight, Compensation, Corporate Governance, Finance, and Executive. All committees, except the Executive Committee, operate under a charter approved by the Board. A copy of each committee charter is posted in the "Governance" section of the Company's Website at www.wisconsinenergy.com and is available in print to any stockholder who requests it in writing from the Corporate Secretary. The members and the responsibilities of each committee are listed later in this proxy statement under the heading "Committees of the Board of Directors."
Are the Audit and Oversight, Corporate Governance and Compensation Committees comprised solely of independent directors?	Yes, these committees are comprised solely of independent directors, as determined under New York Stock Exchange rules and the Board's Corporate Governance Guidelines. In addition, the Board has determined that each member of the Audit and Oversight Committee is independent under the rules of the New York Stock Exchange applicable to audit committee members. The Audit and Oversight Committee is a separately designated committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.
Is the office of CEO combined with the office of Chairman of the Board?	Consistent with WEC's Bylaws and its Corporate Governance Guidelines, the Board retains the right to exercise its discretion in combining or separating the offices of Chief Executive Officer and Chairman of the Board. Given the uniqueness and complexity of the Company's industry, operations and regulatory environment, the Board believes that having a combined CEO and Chairman is the appropriate structure for the Company. This combined structure provides the Company with clear leadership and a single voice in implementation of its strategy and in leading discussions at the Board level. The Board currently does not appoint a lead independent director; however, Director Bowles, the chair of the Corporate Governance Committee, acts as presiding director whenever the independent directors meet in executive session without any management present. The Board believes that such leadership evolves naturally and may vary depending upon the issue under consideration. Therefore, the appointment of a designated lead independent director is not necessary.
Do the non-management directors meet separately from management?	Yes, at every regularly scheduled Board meeting non-management (non-employee) directors meet in executive session without any management present. All non-management directors are independent. The chair of the Corporate Governance Committee, currently Director Bowles, presides at these sessions.
What is the Board's role in risk oversight?	The Board oversees our risk environment and has delegated specific risk monitoring responsibilities to the Audit and Oversight Committee and the Finance Committee as described in each committee's charter. Both of these committees routinely report back to the Board. The Board and its committees also periodically receive briefings from management on specific areas of risk as well as emerging risks to the enterprise. The Board's role in risk oversight had no effect on the Board's decision to combine the roles of Chairman and CEO. The Audit and Oversight Committee periodically hears reports from management on the Company's major risk exposures in such areas as compliance, environmental, legal/litigation and ethical conduct and steps taken to monitor and control such exposures. This committee also devotes at least one meeting annually to risk oversight. The Finance Committee discusses the Company's risk assessment and risk management policies, and provides oversight of insurance matters to ensure that its risk management program is functioning properly. Both committees have direct access to, and meet as needed with, Company representatives without other management present to discuss matters related to risk management. The CEO, who is ultimately responsible for managing risk, routinely reports to the Board on risk-related matters. The Company has implemented a quarterly process in which business unit leaders are to identify existing, new or emerging issues or changes within their business area that could have enterprise implications and report them to the Enterprise Risk Management Committee. This

	committee is comprised of management employees responsible for specific business units and is tasked with ensuring that these risks and opportunities are appropriately addressed. In addition, the Company has established a Compliance Risk Steering Committee, comprised of senior level management employees, whose purpose is to foster an enterprise-wide approach to managing compliance. The results of each of these risk-management efforts are reported to the CEO and to the Board or its appropriate committee.
How can interested parties contact the members of the Board?	Correspondence may be sent to the directors, including the non-management directors, in care of the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201. All communication received as set forth above will be opened by the Corporate Secretary for the sole purpose of confirming the contents represent a message to the Company's directors. Pursuant to instructions from the Board of Directors, all communication, other than advertising, promotion of a product or service, or patently offensive material, will be forwarded promptly to the addressee.
Does the Company have a written code of ethics?	Yes, all WEC directors, executive officers and employees, including the principal executive, financial and accounting officers, have a responsibility to comply with WEC's Code of Business Conduct, to seek advice in doubtful situations and to report suspected violations. WEC's Code of Business Conduct addresses, among other things: conflicts of interest; confidentiality; fair dealing; protection and proper use of Company assets; and compliance with laws, rules and regulations (including insider trading laws). The Company has not provided any waiver to the Code for any director, executive officer or other employee. The Code of Business Conduct is posted in the "Governance" section of the Company's Website at www.wisconsinenergy.com. It is also available in print to any stockholder upon request in writing to the Corporate Secretary. The Company has several ways employees can raise questions concerning WEC's Code of Business Conduct and other Company policies. As one reporting mechanism, the Company has contracted with an independent call center for employees to confidentially report suspected violations of the Code of Business Conduct or other concerns, including those regarding accounting, internal accounting controls or auditing matters.
Does the Company have policies and procedures in place to review and approve related party transactions?	All employees of WEC, including executive officers, and members of the Board are required to comply with WEC's Code of Business Conduct. The Code addresses, among other things, what actions are required when potential conflicts of interest may arise, including those from related party transactions. Specifically, executive officers and members of the Board are required to obtain approval of the Audit and Oversight Committee chair (1) before obtaining any financial interest in or participating in any business relationship with any company, individual or concern doing business with WEC or any of its subsidiaries, (2) before participating in any joint venture, partnership or other business relationship with WEC or any of its subsidiaries, and (3) before serving as an officer or member of the board of any substantial outside for-profit organization (except the Chief Executive Officer must obtain the approval of the full Board before doing so and members of the Board of Directors must obtain the prior approval of the Corporate Governance Committee). Executive officers must obtain the prior approval of the Chief Executive Officer before accepting a position with a substantial non-profit organization; members of the Board must notify the Compliance Officer when joining the board of a substantial non-profit organization, but do not need to obtain prior approval. In addition, WEC's Code of Business Conduct requires employees and directors to notify the Compliance Officer of situations where family members are a supplier or significant customer of WEC or employed by one. To the extent the Compliance Officer deems it appropriate, she will consult with the Audit and Oversight Committee chair in situations involving executive officers and members of the Board.
Does the Board evaluate CEO performance?	Yes, the Compensation Committee, on behalf of the Board, annually evaluates the performance of the CEO and reports the results to the Board. As part of this practice, the Compensation Committee obtains from each non-employee director his or her opinion and input on the CEO's performance. The CEO is evaluated in a number of areas including leadership, vision, financial stewardship, strategy development, management development, effective communication with constituencies,

	demonstrated integrity and effective representation of the Company in community and industry affairs. The chair of the Compensation Committee shares the evaluation results with the CEO. The process is also used by the Committee to determine appropriate compensation for the CEO. This procedure allows the Board to evaluate the CEO and to communicate the Board's expectations.
Does the Board evaluate its own performance?	Yes, the Board annually evaluates its own collective performance. Each director is asked to consider the performance of the Board on such things as: the establishment of appropriate corporate governance practices; providing appropriate oversight for key affairs of the Company (including its strategic plans, long-range goals, financial and operating performance, risks to the enterprise and customer satisfaction initiatives); communicating the Board's expectations and concerns to the CEO; overseeing opportunities critical to the Company; and operating in a manner that ensures open communication, candid and constructive dialogue as well as critical questioning. The Corporate Governance Committee uses the results of this process as part of its annual review of the Corporate Governance Guidelines and to foster continuous improvement of the Board's activities.
Is Board committee performance evaluated?	Yes, each committee, except the Executive Committee, conducts an annual performance evaluation of its own activities and reports the results to the Board. The evaluation compares the performance of each committee with the requirements of its charter. The results of the annual evaluations are used by each committee to identify both its strengths and areas where its governance practices can be improved. Each committee may adjust its charter, with Board approval, based on the evaluation results.
Are all the members of the Audit Committee financially literate and does the committee have an "audit committee financial expert"?	Yes, the Board has determined that all of the members of the Audit and Oversight Committee are financially literate as required by New York Stock Exchange rules and qualify as audit committee financial experts within the meaning of Securities and Exchange Commission rules. Director Fischer serves on the audit committee of three other public companies. The Board determined that his service on these other audit committees will not impair Director Fischer's ability to effectively serve on the Audit and Oversight Committee. No other member of the Audit and Oversight Committee serves as an audit committee member of more than three public companies. For this purpose, the Company considers service on the audit committees of Wisconsin Energy Corporation and Wisconsin Electric Power Company to be service on the audit committee of one public company because of the commonality of the issues considered by those committees.
What are the principal processes and procedures used by the Compensation Committee to determine executive and director compensation?	One of the principal responsibilities of the Compensation Committee is to provide a competitive, performance-based executive and director compensation program. This includes: (1) determining and periodically reviewing the Committee's compensation philosophy; (2) determining and reviewing the compensation paid to executive officers (including base salaries, incentive compensation and benefits); (3) overseeing the compensation and benefits to be paid to other officers and key employees; and (4) establishing and administering the Chief Executive Officer compensation package. The Compensation Committee is also charged with administering the compensation package of WEC's non-employee directors. Although it has not chosen to do so, the Committee may delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee. WEC engaged (outside of the Compensation Committee) Towers Watson, a compensation consulting firm, to provide the Compensation Committee and Chief Executive Officer with compensation data regarding general industry and the energy services industry. Although the Compensation Committee relies on this compensation data, Towers Watson does not recommend the amount or form of executive or director compensation. While Towers Watson was not engaged directly by the Compensation Committee, the Committee has unrestricted access to Towers Watson and may retain its own compensation consultant at its discretion. The Chief Executive Officer, after reviewing the compensation data compiled by Towers Watson and each executive officer's individual experience, performance, responsibility and contribution to the results of the Company's operations, makes compensation recommendations to the Committee for all executive officers other than himself. The Compensation Committee is free to make adjustments to such recommendations as it deems appropriate. For more information regarding our executive compensation processes and procedures, please refer to the "Compensation Discussion and Analysis" later in this proxy statement.

Does the Board have a nominating committee?	Yes, the Corporate Governance Committee is responsible for, among other things, identifying and evaluating director nominees. The chair of the Committee coordinates this effort.
What is the process used to identify director nominees and how do I recommend a nominee to the Corporate Governance Committee?	Candidates for director nomination may be proposed by stockholders, the Corporate Governance Committee and other members of the Board. The Committee may pay a third party to identify qualified candidates; however, no such firm was engaged with respect to the nominees listed in this proxy statement. No stockholder nominations or recommendations for director candidates were received. Stockholders wishing to propose director candidates for consideration and recommendation by the Corporate Governance Committee for election at the 2012 Annual Meeting of Stockholders must submit the candidates' names and qualifications to the Corporate Governance Committee no later than November 1, 2011, via the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201.
What are the criteria and processes used to evaluate director nominees?	The Corporate Governance Committee has established criteria for evaluating all director candidates, which are reviewed annually. As set forth in the Company's Corporate Governance Guidelines, these include: proven integrity; mature and independent judgment; vision and imagination; ability to objectively appraise problems; ability to evaluate strategic options and risks; sound business experience and acumen; relevant technological, political, economic or social/cultural expertise; social consciousness; achievement of prominence in career; familiarity with national and international issues affecting the Company's businesses; contribution to the Board's desired diversity and balance; and availability to serve for five years before reaching the directors' retirement age of 72. The Committee does not have a specific policy with regards to the consideration of diversity in identifying director nominees. However, the Committee strives to recommend candidates who each bring a unique perspective to the Board in order to contribute to the collective diversity of the Board. As part of its process in connection with the nomination of new directors to the Board, the Committee considers several factors to ensure the entire Board collectively embraces a wide variety of characteristics, including professional background, experience, skills and knowledge as well as the criteria listed above. Each candidate will generally exhibit different and varying degrees of these characteristics. In evaluating director candidates, the Corporate Governance Committee reviews potential conflicts of interest, including interlocking directorships and substantial business, civic and/or social relationships with other members of the Board that could impair the prospective Board member's ability to act independently from the other Board members and management. The Bylaws state that directors shall be stockholders of WEC. Once a person has been identified by the Corporate Governance Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Committee determines that the candidate warrants further consideration, the chair or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Committee requests information from the candidate, reviews the person's accomplishments and qualifications and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons who may have greater firsthand knowledge of the candidate's accomplishments. The Committee evaluates all candidates, including those proposed by stockholders, using the criteria and process described above. The process is designed to provide the Board with a diversity of experience and stability to allow it to effectively meet the many challenges WEC faces in today's changing business environment.
What is the deadline for stockholders to submit proposals for the 2012 Annual Meeting of Stockholders?	Stockholders who intend to have a proposal considered for inclusion in the Company's proxy materials for presentation at the 2012 Annual Meeting of Stockholders must submit the proposal to the Company no later than November 30, 2011. Stockholders who intend to present a proposal at the 2012 Annual Meeting of Stockholders without inclusion of such proposal in the Company's proxy materials, or who propose to nominate a person for election as a director at the 2012 Annual Meeting, are required to provide notice of such proposal or nomination, containing the information required by the Company's Bylaws, to the

	Company at least 70 days and not more than 100 days prior to the scheduled date of the 2012 Annual Meeting of Stockholders. The 2012 Annual Meeting of Stockholders is tentatively scheduled for May 3, 2012. Correspondence in this regard should be directed to the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201.
What is WEC's policy regarding director attendance at annual meetings?	Generally all directors are expected to attend the Company's annual meetings of stockholders. Other than Mr. Culver, all directors attended the 2010 Annual Meeting.
Where can I find more information about WEC corporate governance?	The Company's Website, www.wisconsinenergy.com, contains information on the Company's governance activities. The site includes the Code of Business Conduct, Corporate Governance Guidelines, Board committee charters and other useful information. As policies are continually evolving, the Company encourages you to visit the Website periodically. Copies of these documents may also be requested in writing from the Corporate Secretary.

PROPOSAL 1: ELECTION OF DIRECTORS – TERMS EXPIRING IN 2012

WEC's Bylaws require each director to be elected annually to hold office for a one-year term. Directors will be elected by a plurality of the votes cast by the shares entitled to vote, as long as a quorum is present. "Plurality" means that the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors to be chosen. Therefore, presuming a quorum is present, shares not voted, whether by withheld authority or otherwise, have no effect in the election of directors.

The Board's nominees for election are:

- **John F. Bergstrom**
- **Barbara L. Bowles**
- **Patricia W. Chadwick**
- **Robert A. Cornog**
- **Curt S. Culver**
- **Thomas J. Fischer**
- **Gale E. Klappa**
- **Ulice Payne, Jr.**
- **Frederick P. Stratton, Jr.**

Proxies may not be voted for more than nine persons in the election of directors.

Each nominee has consented to being nominated and to serve if elected. In the unlikely event that any nominee becomes unable to serve for any reason, the proxies will be voted for a substitute nominee selected by the Board upon the recommendation of the Corporate Governance Committee of the Board. Information regarding each nominee is included on the next pages.

The Board of Directors recommends that you vote "FOR" all of the director nominees.

Information about Nominees for Election to the Board of Directors. The Corporate Governance Committee evaluates each individual director nominee in the context of the Board as a whole with the goal of recommending nominees with diverse backgrounds and experience that, together, can best perpetuate the success of WEC's business and represent shareholder interests. In addition to the unique experiences and skills identified below, the Corporate Governance Committee believes that each of the director nominees should possess the following characteristics and skills: proven integrity, mature and independent judgment, vision and imagination, ability to objectively appraise problems, strong leadership and communication skills, ability to evaluate strategic options and risks, sound business experience and acumen, social consciousness, and familiarity with issues affecting the Company's businesses.

Wisconsin Electric Power Company (WE) and Wisconsin Gas LLC (WG) do business as We Energies and are subsidiaries of Wisconsin Energy Corporation. Ages and biographical information for each of the director nominees are as of March 1, 2011.



John F. Bergstrom. Age 64.

- Bergstrom Corporation – Chairman since 1982 and Chief Executive Officer since 1974. Bergstrom Corporation owns and operates numerous automobile sales and leasing companies.
- Director of Advance Auto Parts Inc. since 2008; Director of Associated Banc-Corp since December 2010; and Director of Kimberly-Clark Corporation since 1987.
- Director of Banta Corporation from 1998 to 2007; Director of Midwest Air Group, Inc. from 1993 to 2007 and again from 2008 to 2009; and Director of Sensient Technologies Corporation from 1994 to 2006.
- Director of Wisconsin Energy Corporation since 1987, Wisconsin Electric Power Company since 1985, and Wisconsin Gas LLC since 2000.

Mr. Bergstrom has over 25 years of experience as CEO of Bergstrom Corporation, one of the Top 50 automotive dealership groups in America, with dealerships across eastern Wisconsin, including several in We Energies' utility service territories. Therefore, Mr. Bergstrom provides the Board experience and insight with respect to understanding the needs of the Company's retail customers, as well as Wisconsin's regulatory and political environment. As the CEO of a large, diverse retailer, Mr. Bergstrom has a deep understanding of executive compensation issues and challenges, as well as a unique perspective on customer focus and satisfaction which continues to be a primary focus of the Company. Mr. Bergstrom also provides the Board with insight gained from his over 25 years of service as a director on WEC's and its subsidiaries' Boards, over 50 years of combined experience as a director on the boards of several other publicly traded U.S. corporations, and past or present directorships on the boards of several regional non-profit entities, including the Green Bay Packers, Inc.



Barbara L. Bowles. Age 63.

- Profit Investment Management – Retired Vice Chair. Served as Vice Chair from January 2006 until retirement in December 2007. Profit Investment Management is an investment advisory firm.
- The Kenwood Group, Inc. – Retired Chairman. Served as Chairman from 2000 until June 2006 when The Kenwood Group, Inc. merged into Profit Investment Management. Chief Executive Officer from 1989 to December 2005.
- Director of Hospira, Inc. since 2008.
- Director of Black & Decker Corporation from 1993 to July 2010; Director of Dollar General Corporation from 2000 to 2007; and Director of Georgia Pacific Corporation from 2000 to 2005.
- Director of Wisconsin Energy Corporation and Wisconsin Electric Power Company since 1998, and Wisconsin Gas LLC since 2000.

As founder, president and CEO of The Kenwood Group, Inc., a Chicago-based investment advisory firm that managed pension funds for corporations, public institutions and endowments, Ms. Bowles has over 19 years of investment advisory experience. Before founding The Kenwood Group, Ms. Bowles, who is a Chartered Financial Analyst, was a chief investor relations officer for two Fortune 50 companies. Prior to that, she served as a portfolio manager and utility analyst for more than 10 years. With this combined experience, Ms. Bowles is uniquely qualified to provide perspective to the Board as to what issues are important to large investors, particularly what is important to analysts covering the Company's industry. Ms. Bowles also served as chief compliance officer for the mid-cap portfolios following the Kenwood Group's merger with Profit Investment Management, through which she gained a deep understanding of corporate governance issues and concerns. This experience is invaluable for Ms. Bowles' positions as chair of the WEC Corporate Governance Committee and presiding independent director. Ms. Bowles' past and present service as a director of other public companies, including service on several audit and finance committees, provides a resource to the Board in discussions of issues facing the Company.



Patricia W. Chadwick. Age 62.

- Ravengate Partners, LLC – President since 1999. Ravengate Partners, LLC provides businesses and not-for-profit institutions with advice about the financial markets.
- Director of AMICA Mutual Insurance Company since 1992; Director of ING Mutual Funds since 2006; and Director of The Royce Funds since December 2009.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2006.

Ms. Chadwick, who is a Chartered Financial Analyst, was an investment professional/portfolio manager or principal for 30 years, and served as a director of research for four of those years. Since 1999, Ms. Chadwick has been president of Ravengate Partners, LLC, a firm that provides businesses and not-for-profit institutions with advice about the economy and the financial markets. As indicated above, Ms. Chadwick currently serves as a director on the boards of two registered investment companies. She has served as the Chair of multiple committees at AMICA Mutual Insurance Company, including the Audit and Nominating and Governance Committees (which she currently chairs). She is also the Chair of the Domestic Investment Review Committee at ING Mutual Funds and serves on the Audit Committees for ING Mutual Funds and The Royce Funds and the Finance Committee for AMICA. Ms. Chadwick's career and experience allow her to provide needed advice and insight to the Board on the capital markets. This perspective is valuable to WEC and its subsidiaries, which operate in a capital-intensive industry and must consistently access the capital markets. In addition, Ms. Chadwick's service on the Board of AMICA has provided her with experience in dealing with insurance risk management issues.



Robert A. Cornog. Age 70.

- Snap-on Incorporated – Retired Chairman of the Board, President and Chief Executive Officer. Served as President and Chief Executive Officer from 1991 until 2001 and as Chairman from 1991 until 2002. Snap-on Incorporated is a developer, manufacturer and distributor of professional hand and power tools, diagnostic and shop equipment, and tool storage products.
- Director of Johnson Controls, Inc. since 1992.
- Director of Oshkosh Corporation from 2005 to 2009.
- Director of Wisconsin Energy Corporation since 1993, Wisconsin Electric Power Company since 1994, and Wisconsin Gas LLC since 2000.

Mr. Cornog served as president and CEO of Snap-on Incorporated for 10 years. Snap-on is a Wisconsin-based manufacturer with significant operations in We Energies' utility service territories. Therefore, Mr. Cornog provides perspective as to the issues facing the Company's large commercial and industrial retail customers, as well as experience in navigating Wisconsin's regulatory and political environment. Mr. Cornog served for five years as a member of the Risk Committee while at Snap-on Incorporated where he identified, assessed and managed company risk. Mr. Cornog brings this experience to the Board and the Audit and Oversight Committee on which he serves. Mr. Cornog also has more than 18 years of service as a director on WEC's Board, including over 13 years of service on WEC's Audit and Oversight Committee, and over 20 years of combined experience as a director on the boards of two other publicly traded U.S. corporations headquartered in Wisconsin.



Curt S. Culver. Age 58.

- MGIC Investment Corporation – Chairman since 2005, Chief Executive Officer since 2000, and President from 1999 to January 2006. MGIC Investment Corporation is the parent of Mortgage Guaranty Insurance Corporation.
- Mortgage Guaranty Insurance Corporation – Chairman since 2005, Chief Executive Officer since 1999, and President from 1996 to January 2006. Mortgage Guaranty Insurance Corporation is a private mortgage insurance company.
- Director of MGIC Investment Corporation since 1999.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2004.

Mr. Culver's experience as Chairman and CEO of MGIC, which is headquartered in Milwaukee, Wisconsin, not only provides the Board with expertise in the financial markets and risk assessment and management, but also knowledge of the challenges and issues facing a public company headquartered in the same city as the Company. In addition, with his experience in the insurance industry, Mr. Culver is in a position to advise the Finance Committee on the Company's insurance program and its effect on overall risk management. Mr. Culver also has past and present experience serving on the boards of numerous Milwaukee-area non-profit and two private, regional for-profit entities.



Thomas J. Fischer. Age 63.

- Fischer Financial Consulting LLC – Principal since 2002. Fischer Financial Consulting LLC provides consulting on corporate financial, accounting, and governance matters.
- Arthur Andersen LLP – Retired as Managing Partner of the Milwaukee office and Deputy Managing Partner for the Great Plains Region in 2002. Served as Managing Partner from 1993 and as Partner from 1980. Arthur Andersen LLP was an independent public accounting firm.
- Director of Actuant Corporation since 2003; Director of Badger Meter, Inc. since 2003; and Director of Regal-Beloit Corporation since 2004.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2005.

As Principal of Fischer Financial Consulting LLC, Mr. Fischer has provided consulting services to companies in the areas of corporate financial, accounting and governance matters since 2002. Prior to this, Mr. Fischer, who is a Certified Public Accountant, worked for Arthur Andersen, which was a large, international independent public accounting firm, for 33 years, the last 20 as a partner responsible for services provided to large, complex public and private companies and several public utility audits. Combined with Mr. Fischer's service as a director and member of the audit committee of three other Wisconsin-based public companies, Mr. Fischer provides the Board with a deep understanding of corporate governance issues, accounting and auditing matters, including financial reporting and regulatory compliance, and risk assessment and management. In light of this extensive experience, he is chair of the Audit and Oversight Committee.



Gale E. Klappa. Age 60.

- Wisconsin Energy Corporation – Chairman of the Board and Chief Executive Officer since May 2004. President since April 2003.
- Wisconsin Electric Power Company – Chairman of the Board since May 2004. President and Chief Executive Officer since August 2003.
- Wisconsin Gas LLC – Chairman of the Board since May 2004. President and Chief Executive Officer since August 2003.
- Director of Badger Meter, Inc. since February 2010; and Director of Joy Global Inc. since 2006.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2003.

As Chief Executive Officer and President of WEC and its two principal utility subsidiaries, Mr. Klappa represents and communicates management's perspective to the Board. Mr. Klappa provides the Board with an understanding of the day-to-day operations of the Company, and, in turn, communicates the Board's vision and direction for the Company to the other officers and management. Mr. Klappa has more than 36 years of experience working in the public utility industry, the last 18 at a senior executive level. Immediately prior to joining WEC in 2003, Mr. Klappa served as Executive Vice President and Chief Financial Officer at The Southern Company, a public utility holding company serving the southeastern United States. Mr. Klappa also served in various other positions during his tenure at Southern, including Treasurer and Chief Strategic Officer. Mr. Klappa currently serves on the boards of Edison Electric Institute, an association of U.S. shareholder-owned electric companies, and Electric Power Research Institute, an independent, non-profit research company performing research, development and demonstration in the electricity sector.



Ulice Payne, Jr. Age 55.

- Addison-Clifton, LLC – Managing Member since 2004. Addison-Clifton, LLC provides global trade compliance advisory services.
- Director of Manpower Inc. since 2007; and Trustee of The Northwestern Mutual Life Insurance Company since 2005.
- Director of Badger Meter, Inc. from 2000 to April 2010; Director of Midwest Air Group, Inc. from 1998 to 2008; and Director of State Financial Services Corporation from 1998 to 2005.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2003.

Mr. Payne has extensive leadership experience within the local community and the State of Wisconsin, previously serving as president and CEO of the Milwaukee Brewers Baseball Club, Inc., as managing partner of the Milwaukee office of Foley & Lardner, a Milwaukee-based law firm, and as Securities Commissioner for the State of Wisconsin. In addition, Mr. Payne is and has been involved in numerous Milwaukee-area non-profit entities, including serving as past chair of the Bradley Center Sports and Entertainment Corporation. Therefore, Mr. Payne is able to provide the Board with a unique perspective on the issues and challenges affecting the local Milwaukee community as a whole as well as a broad spectrum of the Company's customers. As a result of these positions, Mr. Payne also has experience in operating in the same regulatory and political environment as the Company. Mr. Payne presently advises on global trade compliance as Managing Member of Addison-Clifton, LLC, where Mr. Payne consistently deals with public policy and compliance matters, experience he brings to the Board. In addition, Mr. Payne's past and present directorship experience includes service as a member of either the audit or finance committee at each of these companies, which is beneficial to the Board.



Frederick P. Stratton, Jr. Age 71.

- Briggs & Stratton Corporation – Chairman Emeritus since 2003. Chairman of the Board from 2001 to 2003. Chairman and Chief Executive Officer from 1986 until 2001. Chief Executive Officer from 1977 until 1986. Briggs & Stratton Corporation is a manufacturer of small gasoline engines.
- Director of Baird Funds, Inc. since 2004; and Director of Weyco Group, Inc. since 1976.
- Director of Midwest Air Group, Inc. from 1986 to 2007.
- Director of Wisconsin Energy Corporation since 1987, Wisconsin Electric Power Company since 1986, and Wisconsin Gas LLC since 2000.

Mr. Stratton has held leadership positions, including 24 years as CEO, in Briggs & Stratton Corporation, a manufacturer headquartered in Milwaukee, Wisconsin, and with significant operations in We Energies' utility service territories. As a result, Mr. Stratton provides the Board with perspective as to the issues facing the Company's large commercial and industrial retail customers, as well as experience working in Wisconsin's regulatory and political environment. As the former CEO of a large public corporation, Mr. Stratton has a deep understanding of the executive compensation issues and challenges the Company faces, as well as the challenges a public corporation can face raising capital. Mr. Stratton also brings to the Board his 25 years of service as a director on WEC's and its subsidiaries' Boards, and over 60 years of combined experience as a director on the boards of three other publicly traded U.S. corporations headquartered in Wisconsin, including service on the audit committee for two of those companies.

COMMITTEES OF THE BOARD OF DIRECTORS

Members	Principal Responsibilities; Meetings
Audit and Oversight Thomas J. Fischer, Chair John F. Bergstrom Barbara L. Bowles Patricia W. Chadwick Robert A. Cornog	• Oversee the integrity of the financial statements. • Oversee management compliance with legal and regulatory requirements. • Review, approve and evaluate the independent auditors' services. • Oversee the performance of the internal audit function and independent auditors. • Review the Company's risk exposure in such areas as compliance, environmental, legal/litigation and ethical conduct. • Prepare the report required by the SEC for inclusion in the proxy statement. • Establish procedures for the submission of complaints and concerns regarding WEC's accounting or auditing matters. • The Committee conducted six meetings in 2010.
Compensation John F. Bergstrom, Chair Ulice Payne, Jr. Frederick P. Stratton, Jr.	• Identify through succession planning potential executive officers. • Provide a competitive, performance-based executive and director compensation program. • Set goals for the CEO, annually evaluate the CEO's performance against such goals and determine compensation adjustments based on whether these goals have been achieved. • The Committee conducted seven meetings in 2010, including one joint meeting with the Corporate Governance Committee, and executed two signed, written unanimous consents.
Corporate Governance Barbara L. Bowles, Chair Robert A. Cornog Curt S. Culver Frederick P. Stratton, Jr.	• Establish and annually review the Corporate Governance Guidelines to ensure the Board is effectively performing its fiduciary responsibilities to stockholders. • Establish and annually review director candidate selection criteria. • Identify and recommend candidates to be named as nominees of the Board for election as directors. • Lead the Board in its annual review of the Board's performance. • The Committee conducted three meetings in 2010, including one joint meeting with the Compensation Committee.
Finance Curt S. Culver, Chair Patricia W. Chadwick Ulice Payne, Jr. Frederick P. Stratton, Jr.	• Review and monitor the Company's current and long-range financial policies and strategies, including its capital structure and dividend policy. • Authorize the issuance of corporate debt within limits set by the Board. • Discuss policies with respect to risk assessment and risk management. • Review, approve and monitor the Company's capital and operating budgets. • The Committee conducted three meetings in 2010.

The Board also has an Executive Committee which may exercise all powers vested in the Board except action regarding dividends or other distributions to stockholders, filling Board vacancies and other powers which by law may not be delegated to a committee or actions reserved for a committee comprised of independent directors. The members of the Executive Committee are Gale E. Klappa (Chair), John F. Bergstrom, Barbara L. Bowles, Robert A. Cornog and Frederick P. Stratton, Jr. The Executive Committee did not meet in 2010.

In addition to the number of committee meetings listed in the preceding table, the Board met six times in 2010. The average meeting attendance during the year was 96.9%. No director attended fewer than 83.3% of the total number of meetings of the Board and Board committees on which he or she served.

PROPOSAL 2: VOTE TO INITIATE THE PROCESS TO ELECT DIRECTORS BY MAJORITY VOTE IN UNCONTESTED ELECTIONS

The Company seeks your advisory vote to initiate the process to allow for a majority voting standard for uncontested elections of directors. Directors are currently elected by a plurality of the votes cast, meaning that the nominees who receive the largest number of votes are elected as directors up to the maximum number of directors to be chosen. The Board of Directors has, for some time, been considering implementing a majority voting standard for uncontested elections to replace the current plurality standard, and the Company has communicated with several shareholders regarding this topic, the most recent being the Sheet Metal Workers' National Pension Fund. After discussions with the Fund, the Board agreed, if stockholders approve this proposal, to have the Company initiate the process to amend the Articles of Incorporation and Bylaws to adopt a majority voting standard for uncontested elections of directors.

The Board believes that a majority vote standard is becoming the more prevalent voting standard among public companies. In fact, over 70% of the companies in the S&P 500 have adopted a majority vote standard for uncontested elections of directors. However, the Board's nominees for director have received an overwhelming majority of stockholder votes over the past several years. At the 2010 annual meeting no director received less than 96.72% of the votes cast. Therefore, before starting the process to formally amend the Articles and Bylaws to implement this significant change, the Company wants to determine whether its stockholders believe a majority vote standard is in their best interest.

If this proposal is approved, the Board intends to recommend to stockholders at the 2012 annual meeting amendments to WEC's Articles of Incorporation and Bylaws to provide for a majority voting standard in uncontested elections of directors. If approved, the first stockholder meeting at which the majority vote standard would apply would be the 2013 annual meeting, assuming such election is uncontested.

The Board of Directors recommends that you vote "FOR" approval to initiate the process to elect directors by majority vote in uncontested elections.

PROPOSAL 3: RATIFICATION OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS FOR 2011

The Audit and Oversight Committee of the Board of Directors has sole authority to select, evaluate and, where appropriate, terminate and replace the independent auditors. The Audit and Oversight Committee has appointed Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 2011. The Committee believes that stockholder ratification of this matter is important considering the critical role the independent auditors play in maintaining the integrity of the Company's financial statements. If stockholders do not ratify the selection of Deloitte & Touche LLP, the Audit and Oversight Committee will reconsider the selection.

Deloitte & Touche LLP also served as the independent auditors for the Company for the last nine fiscal years beginning with the fiscal year ended December 31, 2002.

Representatives of Deloitte & Touche LLP are expected to be present at the Meeting. They will have an opportunity to make a statement if they so desire and are expected to respond to appropriate questions that may be directed to them.

The Board of Directors recommends that you vote "FOR" the ratification of Deloitte & Touche LLP as independent auditors for 2011.

INDEPENDENT AUDITORS' FEES AND SERVICES

Pre-Approval Policy. The Audit and Oversight Committee has a formal policy delineating its responsibilities for reviewing and approving, in advance, all audit, audit-related, tax and other services of the independent auditors. The Committee is committed to ensuring the independence of the auditors, both in appearance as well as in fact.

Under the pre-approval policy, before engagement of the independent auditors for the next year's audit, the independent auditors will submit a description of services anticipated to be rendered for the Committee to approve. Annual pre-approval will be deemed effective for a period of twelve months from the date of pre-approval, unless the Committee specifically provides for a different period. A fee level will be established for all permissible non-audit services. Any proposed non-audit services exceeding this level will require additional approval by the Committee.

The Audit and Oversight Committee delegated pre-approval authority to the Committee's Chair. The Committee Chair is required to report any pre-approval decisions at the next scheduled Committee meeting. Under the pre-approval policy, the Committee may not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

Under the pre-approval policy, prohibited non-audit services are services prohibited by the Securities and Exchange Commission or by the Public Company Accounting Oversight Board to be performed by the Company's independent auditors. These services include bookkeeping or other services related to the accounting records or financial statements of the Company, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources, broker-dealer, investment advisor or investment banking services, legal services and expert services unrelated to the audit, services provided for a contingent fee or commission and services related to planning, marketing or opining in favor of the tax treatment of a confidential transaction or an aggressive tax position transaction that was initially recommended, directly or indirectly, by the independent auditors. In addition, the Committee has determined that the independent auditors may not provide any services, including personal financial counseling and tax services, to any officer or other employee of the Company who serves in a financial reporting oversight role or to the chair of the Audit and Oversight Committee or to an immediate family member of these individuals, including spouses, spousal equivalents and dependents.

Fee Table. The following table shows the fees, all of which were pre-approved by the Audit and Oversight Committee, for professional audit services provided by Deloitte & Touche LLP for the audit of the annual financial statements of the Company and its subsidiaries for fiscal years 2010 and 2009 and fees for other services rendered during those periods. No fees were paid to Deloitte & Touche LLP pursuant to the "de minimus" exception to the pre-approval policy permitted under the Securities Exchange Act of 1934, as amended.

	2010	2009
Audit Fees (1)	$1,684,795	$1,654,525
Audit-Related Fees (2)	-	32,000
Tax Fees (3)	48,616	37,439
All Other Fees (4)	10,085	1,750
Total	$1,743,496	$1,725,714

(1) *Audit Fees* consist of fees for professional services rendered in connection with the audits of (1) the annual financial statements of the Company and its subsidiaries, and (2) the effectiveness of internal control over financial reporting. This category also includes reviews of financial statements included in Form 10-Q filings of the Company and its subsidiaries and services normally provided in connection with statutory and regulatory filings or engagements.

(2) *Audit-Related Fees* consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." These services normally include consultations regarding implementation of accounting standards.

(3) *Tax Fees* consist of fees for professional services rendered with respect to federal and state tax compliance and tax advice.

(4) *All Other Fees* consist of costs for certain employees to attend accounting/tax seminars hosted by Deloitte & Touche LLP.

AUDIT AND OVERSIGHT COMMITTEE REPORT

The Audit and Oversight Committee, which is comprised solely of independent directors, oversees the integrity of the financial reporting process on behalf of the Board of Directors of Wisconsin Energy Corporation. In addition, the Committee oversees compliance with legal and regulatory requirements. The Committee operates under a written charter approved by the Board of Directors, which can be found in the "Governance" section of the Company's Website at www.wisconsinenergy.com.

The Committee is also responsible for the appointment, compensation, retention and oversight of the Company's independent auditors, as well as the oversight of the Company's internal audit function. The Committee selected Deloitte & Touche LLP to remain as the Company's independent auditors for 2011, subject to stockholder ratification.

Management is responsible for the Company's financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles and the system of internal controls and procedures designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws and regulations. The Company's independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon.

The Committee held six meetings during 2010. Meetings are designed to facilitate and encourage open communication among the members of the Committee, management, the internal auditors and the Company's independent auditors, Deloitte & Touche LLP. During these meetings, we reviewed and discussed with management, among other items, the Company's unaudited quarterly and audited annual financial statements and the system of internal controls designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws. We reviewed the financial statements and the system of internal controls with the Company's independent auditors, both with and without management present, and we discussed with Deloitte & Touche LLP matters required by Statement of Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, we received the written disclosures and the letter relative to the auditors' independence from Deloitte & Touche LLP, as required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Committee concerning independence. The Committee discussed with Deloitte & Touche LLP its independence and also considered the compatibility of non-audit services provided by Deloitte & Touche LLP with maintaining its independence.

Based on these reviews and discussions, the Audit and Oversight Committee recommended to the Board of Directors that the audited financial statements be included in Wisconsin Energy Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and filed with the Securities and Exchange Commission.

Respectfully submitted to Wisconsin Energy Corporation stockholders by the Audit and Oversight Committee of the Board of Directors.

Thomas J. Fischer, Committee Chair
John F. Bergstrom
Barbara L. Bowles
Patricia W. Chadwick
Robert A. Cornog

PROPOSAL 4: APPROVAL OF AMENDMENTS TO THE WISCONSIN ENERGY CORPORATION 1993 OMNIBUS STOCK INCENTIVE PLAN, AS AMENDED AND RESTATED

The Wisconsin Energy Corporation 1993 Omnibus Stock Incentive Plan, as amended and restated (the "OSIP"), a long-term incentive plan, was last approved by WEC's stockholders at the 2001 annual meeting. Awards may not be made under the OSIP more than 10 years after the receipt of such approval, or May 2, 2011. Therefore, we need stockholder approval to extend the plan.

The OSIP is designed to link the interests of executives and other key employees to long-term shareholder value. The purpose of the OSIP is to enable the Company to offer directors, officers and key employees of WEC and its subsidiaries performance-based incentives and other equity interests in the Company to attract, retain and reward such individuals, and to strengthen the mutuality of interest between these individuals and WEC's stockholders.

The OSIP is designed to allow for the grant of certain types of awards that conform to the requirements for tax deductible performance-based compensation under Section 162(m) of the Internal Revenue Code, which allows for compensation of executive officers that meets certain conditions to be excluded from the $1,000,000 limit on deductible compensation. The OSIP, as proposed to be amended, allows for the award of incentive and non-qualified stock options, stock appreciation rights, stock awards, performance units, restricted stock units and dividend equivalents, as the Compensation Committee in its discretion determines. The OSIP is being submitted to stockholders for approval in order to comply with the applicable requirements of the New York Stock Exchange and to qualify certain awards to certain executive officers as deductible for federal income tax purposes under Section 162(m). Stockholder approval is also necessary under the federal income tax rules with respect to the qualification of incentive stock options.

In order to allow the Company to continue to effectively utilize long-term equity incentive compensation, the Board of Directors is asking stockholders to vote on and approve amendments to the OSIP. The Board believes linking the interests of management and stockholders is in the best interest of the Company's stockholders. In addition, the Board believes a sufficient reserve of shares is critical to provide the Company the flexibility to attract key employees. If stockholder approval is not obtained, WEC will not be able to award long-term equity incentive compensation to management and will need to reward management for achieving the Company's goals using other forms of compensation.

Proposed Amendments

The Compensation Committee approved the amendments to the OSIP at its meeting on January 20, 2011, and subsequently increased the number of new shares reserved for issuance under the OSIP to account for the March 1, 2011 two-for-one stock split by a unanimous consent dated February 10, 2011. The principal changes to the OSIP are set forth below.

Shares Available. Shares reserved for issuance under the OSIP are running out. Taking into account the two-for-one stock split, it is proposed that the number of shares reserved for issuance be increased by 33,000,000 shares plus the 1,319,272 shares remaining from the shares previously authorized by stockholders at the 2001 annual meeting. Shares reserved for issuance may be authorized but unissued, treasury or repurchased shares.

Establishing a Multiplier. When issuing any full share awards such as restricted stock, each full share award will decrease the shares available for issuance under the OSIP by 4.23 shares, and each stock option or stand-alone stock appreciation right will decrease the available shares by one share.

Extension of OSIP. Because awards may not be made under the OSIP after May 2, 2011, it is proposed that the OSIP be amended to extend the expiration date to ten years after the approval of these proposed amendments, or May 5, 2021.

Adding Restricted Stock Units and Dividend Equivalents as Forms of Awards. It is proposed that the OSIP be amended to specifically allow for the award of restricted stock units and dividend equivalents. Restricted stock units would consist of the grant to a participant of the right to receive a specified number of shares of WEC common stock upon the satisfaction of certain conditions specified by the Compensation Committee.

Dividend equivalents would consist of the award to a participant, in connection with the award of a stock option, stand-alone stock appreciation right, performance unit or restricted stock unit, of a cash payment equal to all or a portion of the dividends that the participant would have received had he or she owned the number of shares of stock subject to the award on the record date for dividends paid by WEC. Dividend equivalents may be granted either at the same time as the underlying award or at any time while the award is outstanding, and will be subject to such terms and conditions as the Compensation Committee may determine. If the underlying award is conditioned upon the achievement of performance goals, receipt of the dividend equivalent payments must also be conditioned upon achievement of a performance goal (which does not need to be the same goal as for the underlying award).

Expansion of the Performance Criteria. Provisions of the OSIP related to performance criteria have been expanded to help ensure compliance with Section 162(m) of the Internal Revenue Code. Vesting or settlement of any award may be conditioned upon the achievement of such performance goals as the Compensation Committee may determine, which may include any of the following:

- Earnings per share;
- Net earnings;
- Operating earnings;
- Measures of return on shareholder equity, including total shareholder return;
- Return on assets;
- Cash flow;
- Pre-tax earnings;
- Sales;
- Operating margin;
- Pre-tax margins;
- Pre-tax or after-tax return on invested capital;
- Pre-tax or after-tax return on equity;
- Gross profit margin; or
- Stock price.

In the case of an award (other than a stock option or stand-alone stock appreciation right) that is intended to satisfy the requirements for the exception to the limitation of deductibility under Section 162(m), the following will apply:

- The performance goal will be based upon one or more of the criteria set forth above and will be established by the Compensation Committee not later than the 90th day of the performance period, or within the first 25% of a performance period of less than one year;
- Any adjustments to the performance goals will be provided for in the terms of the original award agreement and based upon objective criteria so that a third party with knowledge of the relevant performance results could calculate the amount of the benefit;
- The Compensation Committee must certify that the applicable performance goal has been satisfied before any benefit may be paid; and
- The Compensation Committee will not have any authority to increase the amount of the benefit.

No awards may be granted that are intended to qualify under Section 162(m) after the fifth annual stockholder meeting that occurs after the 2011 annual meeting, or the 2016 annual meeting, unless, prior to such date, the performance criteria are again approved by WEC's stockholders.

Compliance with Section 409A. The OSIP incorporates provisions to ensure that the plan and any award made thereunder is in compliance with Section 409A of the Internal Revenue Code, including all related Treasury regulations.

Summary of Remaining Terms of the OSIP

The information about the OSIP which follows is not complete and is subject to, and qualified in its entirety by reference to, the full text of the OSIP, which is attached to this proxy statement as Appendix A. We encourage you to carefully read the full text of the OSIP in its entirety.

Administration of Plan. The OSIP provides for administration by a committee (the "Committee"), to be comprised of either the Compensation Committee of the Board or another committee designated by the Board consisting of directors who are not employees of the Company. The WEC Compensation Committee currently administers the plan. Among the Committee's powers are the authority to interpret the plan, establish rules and regulations for its operation, select directors, officers and other key employees of WEC and its subsidiaries to receive awards, and determine the form, amount and other terms and conditions of awards. The Committee also has the power, with the participant's consent as to benefits already granted, to modify awards.

Eligibility for Participation. Directors, officers and other key employees of WEC or any of its subsidiaries are eligible to participate in the OSIP. The selection of participants is within the discretion of the Committee. Approximately 145 individuals currently participate in the plan.

Limitation on Number of Awards. A participant may not receive awards in any calendar year that exceed (i) in the case of stock options and stand-alone stock appreciation rights, 1,500,000 shares, and (ii) in the case of stock awards, performance units and restricted stock units, 1,500,000 shares (determined prior to the 4.23 multiplier). Each of these limits is applied separately.

Stock Options. Under the OSIP, the Committee may grant awards in the form of options to purchase shares of WEC common stock, which may be either incentive stock options or non-qualified stock options. The Committee will, with regard to each such stock option, determine the number of shares subject to the option, the manner and time of the option's exercisability and vesting, and the exercise price per share of stock subject to the option. The exercise price of a stock option will not be less than 100 percent of the fair market value of the common stock on the date the option is granted. No option will be exercisable prior to six months after the option grant date, unless accelerated upon a "change in control" as defined in the OSIP and the maximum term will be ten years. The exercise price may be paid in cash or, in the discretion of the Committee, by delivering shares of common stock owned by the participant, by reducing the number of shares delivered upon exercise, by broker-assisted cashless exercise, or by any combination of these methods.

Stock Appreciation Rights. The OSIP authorizes the Committee to grant a stock appreciation right in tandem with any stock option granted under the plan or to a participant separate from any stock options granted to such participant. A stock appreciation right granted in tandem with a stock option permits the participant to receive, upon surrender of the related exercisable option, a payment equal to the spread between the exercise price and the current market value of the shares covered by the surrendered option.

Stand-alone stock appreciation rights awarded under the OSIP will specify the exercise price, which will not be less than the fair market value of a share of WEC common stock on the grant date, the time of exercisability and such other terms and conditions as the Committee may determine. No stand-alone stock appreciation right will be exercisable prior to six months after the date of grant, unless accelerated upon a "change in control" as defined in the OSIP, and the maximum term will be ten years. Upon exercise of all or a portion of a stand-alone stock appreciation right, the participant will receive a payment equal to the spread between the exercise price and the current market value of the shares covered by the surrendered stock appreciation right.

The Committee may, in its discretion, deliver shares of WEC common stock in lieu of cash to satisfy the exercise of a stock appreciation right. No stock appreciation rights have been granted to date under the OSIP.

Stock Awards. The OSIP authorizes the Committee to grant awards in the form of restricted or unrestricted shares of common stock. Such awards will be subject to such terms, conditions and restrictions, if any, as the Committee deems appropriate including, but not limited to, continued employment and achievement of performance goals established by the Committee over a designated period of time.

Performance Units. The OSIP allows for the award of performance units consisting of monetary units granted to participants which may be earned in whole or in part if WEC achieves certain performance goals established by the Committee over a designated period of time. No performance units previously granted under the OSIP remain outstanding.

Non-transferability. Awards granted under the OSIP are not transferable for value or consideration other than by will or the law of descent and distribution, and each stock option and stock appreciation right is only exercisable during the participant's lifetime by the participant or the participant's legal guardian.

Change in Control. In the event of a "change in control" of WEC as defined in the OSIP, all outstanding stock options and stock appreciation rights shall become immediately exercisable and all other benefits shall immediately vest with all performance goals deemed fully achieved.

Adjustment Provisions. The OSIP contains provisions for equitable adjustment of awards without new consideration to WEC in the event of merger, consolidation, reorganization or recapitalization, stock dividend, stock split, share conversion or any other similar type of event as the Committee may determine in its sole discretion.

Term and Amendment. No award shall be made more than ten years after the date of approval of the proposed amendments to the plan by WEC stockholders. The Board reserves the right to amend, suspend or discontinue the plan at any time, subject to the rights of participants with respect to any outstanding awards and to the requirements of any securities laws or exchange requirements to obtain stockholder approval for certain amendments. In addition, without stockholder approval WEC may not reduce the exercise price of outstanding options or stock appreciation rights or cancel outstanding options or stock appreciation rights and replace them with awards having a lower exercise price.

Federal Tax Treatment. Under current law, the following are the U. S. federal income tax consequences generally arising with respect to awards under the OSIP.

An employee participant who is granted an incentive stock option within the meaning of Section 422 of the Internal Revenue Code does not recognize any taxable income at the time of the grant or at the time of exercise. Similarly, WEC is not entitled to any deduction at the time of grant or at the time of exercise. If the participant makes no disposition of the shares acquired pursuant to an incentive stock option before the later of two years from the date of grant and one year from the date of exercise, any gain or loss realized on a subsequent disposition of the shares will be treated as a long-term capital gain or loss.

Under such circumstances, WEC will not be entitled to any deduction for federal income tax purposes. If the foregoing holding period requirements are not met, the participant will generally realize ordinary income and WEC will have a corresponding deduction at the time of disposition of the shares equal to the excess of the market value of the shares on the date of exercise over the exercise price. However, if the disposition of the shares is a taxable sale (as opposed to a gift or other form of non-taxable disposition), the amount of ordinary income realized will not exceed the excess of the amount realized on the disposition of the shares over the exercise price.

A participant who is granted a non-qualified stock option will not have taxable income at the time of grant, but will have taxable income at the time of exercise equal to the difference between the exercise price of the shares and the market value of the shares on the date of exercise. WEC is entitled to a tax deduction at that time for the same amount.

The grant of a stock appreciation right will produce no U. S. federal income tax consequences for the participant or WEC. The exercise of a stock appreciation right results in taxable income to the participant, equal to the difference between the exercise price of the stand-alone stock appreciation right or related option shares, as applicable, and the market price of the shares on the date of exercise, and a corresponding tax deduction to WEC.

A participant who has been granted performance units will not realize taxable income at the time of the grant, and WEC will not be entitled to a tax deduction at such time. A participant will realize ordinary income at the time the award is paid equal to the amount of cash paid or the fair market value of stock received, and WEC will have a corresponding tax deduction.

A participant who has been granted an award of restricted shares of common stock or restricted stock units will not realize taxable income at the time of the grant, and WEC will not be entitled to a tax deduction at the time of the grant, unless, in the case of an award of restricted shares, the participant makes an election to be taxed at the time of the grant. When the restrictions lapse (if the participant did not elect to be taxed at the time of grant), or upon a grant of unrestricted shares or transfer of shares in settlement of restricted stock units under the OSIP, the participant will recognize taxable income in an amount equal to the fair market value of the shares at such time. WEC will be entitled to a corresponding tax deduction.

A participant who has been granted dividend equivalents will not realize taxable income at the time of the grant, and WEC will not be entitled to a tax deduction at such time. A participant will realize ordinary income at the time the award is paid equal to the amount of cash paid or the fair market value of stock received, and WEC will have a corresponding tax deduction.

Section 409A of the Internal Revenue Code provides that participants in a covered non-qualified deferred compensation arrangement will be subject to accelerated taxation and penalties unless the covered plan, both as designed and administered, satisfies specified requirements, including limitations on the timing of deferral and distribution elections, if any, and triggers for the distribution or funding of deferred amounts. Section 409A may become applicable to certain types of awards under the OSIP (other than incentive stock options and restricted stock) depending on the terms and conditions to which the award is subject. The Board believes that the terms of the OSIP, as such, should not cause awards under the OSIP to violate the requirements of Section 409A.

Recoupment of Awards. The OSIP provides that, to the extent determined by the Committee, any award under the OSIP to an executive officer may include provisions requiring its forfeiture and/or recoupment if such award or any portion thereof either (i) was granted, vested and/or settled based on financial results that were subsequently restated in any material respect due to conduct by the participant that was knowing, intentionally fraudulent or illegal as determined by a committee of independent directors, or (ii) the value of such award was affected by the financial results that were subsequently restated in any material respect, or a forfeiture or recoupment is otherwise required by law or exchange requirements.

Other Terms of the Awards. Upon the grant of any award, the Committee may, by way of an award notice or otherwise, establish such other terms, conditions and restrictions covering the grant of the award as are not inconsistent with the OSIP.

Equity Compensation Plan Information. The following table summarizes the ability of WEC to issue common stock pursuant to equity compensation plans as of December 31, 2010 (adjusted solely to account for the two-for-one stock split on March 1, 2011):

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	13,036,466 [1]	$20.82	1,852,302
Equity compensation plans not approved by security holders	--	--	--
Total	13,036,466	$20.82	1,852,302

[1] Represents options to purchase our common stock granted under our 1993 Omnibus Stock Incentive Plan, as amended.

Effective January 3, 2011, the Compensation Committee awarded a total of 229,090 non-qualified stock options with an exercise price of $58.70, and a total of 37,425 shares of restricted stock under the OSIP. Taking these awards into account, and adjusting to account for the stock split, 1,319,272 securities remain available for future issuance under the OSIP. These awards are not dependent on stockholder approval of the proposed amendments to the OSIP as set forth in this Proposal 4.

Although the number of persons eligible to participate in the OSIP and the number of grantees may vary from year to year, the Compensation Committee expects to consider approximately 145 directors, officers and other key employees for participation in the OSIP.

The closing price of WEC's common stock on March 2, 2011, was $29.08 per share.

Awards made under the OSIP during 2010 to the named executive officers are described in the "Summary Compensation Table" and in the table entitled "Grants of Plan-Based Awards for Fiscal Year 2010" in this proxy statement. Awards to directors are described under "Directors Compensation" in this proxy statement. These awards are substantially similar to what would have been granted had the amendments to the OSIP discussed in this Proposal 4 been approved by stockholders prior to such awards.

The Board of Directors recommends that you vote "FOR" the amendments to the Wisconsin Energy Corporation 1993 Omnibus Stock Incentive Plan, as amended and restated.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion provides an overview and analysis of our executive compensation program, including the role of the Compensation Committee of our Board of Directors, the elements of our executive compensation program, the purposes and objectives of these elements and the manner in which we established the compensation of our named executive officers for fiscal year 2010.

References to "we", "us", "our" and "WEC" in this discussion and analysis mean Wisconsin Energy Corporation and its management, as applicable.

Executive Summary. The primary objective of our executive compensation program is to provide a competitive, performance-based plan that enables the Company to attract and retain key individuals and to reward them for achieving both the Company's long-term and short-term goals. Our program has been designed to provide a level of compensation that is strongly dependent upon the achievement of short-term and long-term goals that are aligned with the interests of our stockholders and customers. To that end, a substantial portion of pay is at risk and generally, the value will only be realized upon strong corporate performance.

Despite a challenging economic and operating environment over the past few years, we have consistently delivered strong financial results. For 2010, WEC achieved record earnings per share of $3.84 and maintained strong cash flows. In addition, we have continued to increase shareholder value, including the recent two-for-one split of WEC's common stock and 30% increase in its quarterly dividend rate to $0.52 per share from $0.40 per share on a pre-split basis. WEC has consistently outperformed the peer group used in connection with the performance units, described below, and the S&P 500. In fact, in 2010, WEC received the Edison Electric Institute's Index Award in the large utility category for the highest total shareholder return over the five-year period ended September 30, 2010.

We generally compensate our named executive officers through a mix of compensation elements, which primarily include:

- annual base salary;
- annual cash incentive compensation (based principally on earnings per share and cash flow performance) and short-term dividend equivalents;
- long-term incentive compensation through a mix of: (1) stock options; (2) restricted stock; and (3) performance units; and
- retirement programs.

With respect to each of these elements, we analyze market data provided by Towers Watson, a compensation consulting firm retained by management, to help determine the appropriate levels of compensation for each named executive officer. This Compensation Discussion and Analysis contains a more detailed discussion of each of these elements and the extent to which we analyzed market data in establishing each individual element in 2010.

Specifically, for 2010:

- base salaries were frozen for the second consecutive year at 2008 levels;
- the death benefit only plan was amended to eliminate the payment of any benefit once participants in the plan have retired;
- the annual cash incentive award represented 208.75% of the target award as a result of strong financial and operational performance;
- eliminated the automatic payment of dividends on outstanding performance units, and instead granted short-term dividend equivalents that only vest upon the achievement of a performance target established by the Compensation Committee;
- the short-term dividend equivalents vested because WEC achieved the 2010 performance target for earnings from continuing operations;
- decreased the target value of long-term incentive compensation between 9% and 12%;
- the long-term incentive awards consisted of 80% performance units, 10% stock options and 10% restricted stock, resulting in a significant part of the long-term award being tied to Company performance and shareholder value over a multi-year period; and
- total stockholder return for the three-year performance period ended December 31, 2010 was at the 88.5th percentile of the peer group established by the Compensation Committee, resulting in the performance units granted in 2008 vesting at a level of 170.0%.

We also have long-standing policies regarding stock ownership to further align management's interests with those of our stockholders, including:

- stock ownership guidelines that require executive officers to, generally within five years of appointment as an executive officer, acquire and hold Company common stock having a minimum fair market value ranging from 150% to 300% of base salary; and
- a no-hedging policy that prohibits directors, officers and employees from hedging the economic interest in the WEC shares they hold.

Compensation Committee. The Compensation Committee of our Board of Directors is responsible for making decisions regarding compensation for executive officers of WEC and its principal subsidiaries and for developing our executive compensation philosophy. The assessment of the Chief Executive Officer's performance and determination of the CEO's compensation are among the principal responsibilities of the Compensation Committee. The Compensation Committee also approves the compensation of each of our other executive officers and recommends the compensation of our Board of Directors, with input from the Corporate Governance Committee, for approval by the Board. In addition, the Compensation Committee administers our long-term incentive compensation programs, including the 1993 Omnibus Stock Incentive Plan, as amended and restated, and the WEC Performance Unit Plan, as amended, which are discussed further below.

The Compensation Committee is comprised solely of directors who are "independent directors" under our corporate governance guidelines and the rules of the New York Stock Exchange. No member of the Compensation Committee is a current or former employee of WEC or its subsidiaries.

Competitive Data. As a general matter, we believe the labor market for WEC executive officers is consistent with that of general industry. Although we recognize our business is focused on the energy services industry, our goal is to have an executive compensation program that will allow us to be competitive in recruiting the most qualified candidates to serve as executive officers of the Company, including individuals who may be employed outside of the energy services industry. Further, in order to retain top performing executive officers, we believe our compensation practices must be competitive with those of general industry.

To confirm that our annual executive compensation is competitive with the market, we consider the market data obtained from Towers Watson. For 2010, Towers Watson provided us with compensation data from its 2010 Executive Compensation Data Bank, which contains information obtained from 430 companies of varying sizes in a wide range of businesses throughout general industry, including information from 102 companies within the "energy services" industry (i.e., companies with regulated and/or unregulated utility operations and independent power producers).

For Messrs. Klappa, Leverett and Fleming, the term "market median" means the median level for an executive officer serving in a comparable position in a comparably sized company (revenues of $3 billion to $6 billion) in general industry based on our analysis of the Towers Watson survey data. With respect to Mr. Kuester, given the nature of his position as principal executive officer of our electric utility generation operations in 2010, we consider the average of (1) the median level for an individual serving as the top generation officer of a company comparable in size to We Energies (revenues of $3 billion to $6 billion) in the energy services industry and (2) the median level for the chief executive officer in general industry in a business comparable in size to the generation operations of Wisconsin Energy. With respect to Ms. Rappé, given the scope of her responsibilities as Chief Administrative Officer of the Company, we consider the average of (1) the median level for an individual serving as the top administrative officer of a company comparable in size to We Energies in the energy services industry and (2) the median level for the top administrative officer in general industry in a business comparable in size to Wisconsin Energy.

Our comparison of each element of compensation with the appropriate market data when setting the compensation levels of our named executive officers drives the allocation of cash versus non-cash compensation and short-term versus long-term incentive compensation.

Annual Base Salary. The annual base salary component of our executive compensation program provides each executive officer with a fixed level of annual cash compensation. We believe that providing annual cash compensation through a base salary is an established market practice and is a necessary component of a competitive compensation program.

After careful consideration of the market data and in light of the economic conditions in our service territories at the end of 2009, the Compensation Committee agreed with Mr. Klappa's recommendation to freeze all officers', including the named executive officers', base salaries in 2010 for the second consecutive year. Officers' salaries were also frozen in 2009 at 2008 levels. The named executive officers did receive an increase in base salary in 2011, which reflects a return to our customary practice.

Annual Cash Incentive Compensation. We provide annual cash incentive compensation through our Short-Term Performance Plan (STPP). The STPP provides for annual cash awards to named executive officers based upon the achievement of pre-established stockholder, customer and employee focused objectives. All payments under the plan are at risk. Payments are made only if performance goals are achieved, and awards may be less or greater than targeted amounts based on actual performance. Payments under the STPP are intended to reward achievement of short-term goals that contribute to stockholder value, as well as individual contributions to successful operations.

2010 Target Awards. Each year, the Compensation Committee approves a target level of compensation under the STPP for each of our named executive officers. This target level of compensation is expressed as a percentage of base salary. Each of Messrs. Klappa, Leverett and Kuester, and Ms. Rappé has an employment agreement with WEC that specifies a minimum target level of compensation under the STPP based on a percentage of such executive officer's annual base salary. Under the terms of these employment agreements, the target award may not be adjusted below these minimum levels unless the Board of Directors or Compensation Committee takes action resulting in the lowering of target awards for the entire senior executive group. The target levels contained in the employment agreements were negotiated and, we believe, consistent with market practice at the time the agreements were entered into. These target levels continue to be supported by market data.

For 2010, the Compensation Committee approved the target awards under the STPP for each named executive officer set forth below. The targets are unchanged from previous years and are the same as those set forth in their employment agreements.

Executive Officer	Target STPP Award as a Percentage of Base Salary
Mr. Klappa	100%
Mr. Leverett	80%
Mr. Kuester	80%
Mr. Fleming	70%
Ms. Rappé	60%

For 2010, the possible payout for any named executive officer ranged from 0% of the target award to 210% of the target award, based on performance.

2010 Performance Goals. The Compensation Committee adopted the 2010 STPP with a continued principal focus on financial results. In December 2009, the Compensation Committee approved the two primary performance measures to be used in 2010: (1) earnings per share from continuing operations (75% weight); and (2) cash flow (25% weight). We believe these measures are key indicators of financial strength and performance and are recognized as such by the investment community. In addition, because of the significant capital expenditures necessary in 2010 for the continued construction of the Oak Creek expansion, environmental controls and renewable generation, we felt cash flow was an important financial measurement for the Company. In January 2010, the Compensation Committee approved threshold level, target level, above target level and maximum payout level performance goals for each of these performance measures under the STPP. If the threshold level, target level, above target level or maximum payout level performance goal was achieved for both performance measures, officers participating in the STPP could receive 50%, 100%, 125% or 200%, respectively, of the target award. If the Company's performance falls between these payout levels, the vesting percentage is determined by interpolating on a straight line basis the appropriate vesting percentage.

The earnings per share from continuing operations goals for 2010 were a threshold level goal of $3.65 per share, a target level goal of $3.70 per share, an above target level goal of $3.72 per share and a maximum payout level goal of $3.76 per share. The performance goals for cash flow were set at a threshold level goal of ($415.3) million, a target level goal of ($399.0) million, an above target level goal of ($390.9) million and a maximum payout level goal of ($366.4) million.

In addition, new for the 2010 STPP, the Compensation Committee determined that if earnings per share from continuing operations were between $3.61 and $3.64, officers would receive an award related to the earnings per share component of the STPP determined by interpolating on a straight line basis the appropriate vesting percentage. The officers would not receive an award related to the cash flow component if cash flow fell below the threshold level. Therefore, under these circumstances, the vesting percentage would be a percentage of the earnings per share component only, which is given a 75% weighting. For example, if WEC's earnings per share from continuing operations were $3.61 for 2010 and there was no payout related to the cash flow component, officers would be entitled to 10% of just the earnings per share component of the STPP award, or 7.5% of the target level of the aggregate award. Earnings per share of $3.60 or below would result in no payout. The Compensation Committee felt that even if WEC did not achieve what would normally be the threshold level goal for earnings per share, the stockholders would still be provided with significant value if WEC earned at least $3.61 per share from continuing operations, and therefore, the officers should earn some incentive award. The Committee determined that cash flow below the threshold level goal would not deliver sufficient value to warrant any amount of incentive award.

The Compensation Committee evaluated three different sources of information to arrive at the 2010 earnings per share performance levels. The first was the four and five-year growth rates for the period from 2004 to 2009 for the companies included in the peer group established for purposes of the performance units, discussed below under "2010 Performance Units". Actual growth rates were available for years 2004 through 2008 and, in the case of WEC, 2009. The then most recent Thomson Reuters First Call 2009 estimates were used for the remaining peer group companies. This data suggested that earnings per share from continuing operations would need to grow by 6.0% to 6.5% for WEC to be in the top quartile of peer group companies. The second source of data reviewed by the Compensation Committee was a survey prepared by Morgan Stanley in June 2009 regarding long-term earnings per share growth in the utility industry. Of the 27 companies in our performance unit peer group, 10 provided targeted growth rates that were included in the survey: Avista Corporation, DTE Energy Company, Duke Energy Corp., Integrys Energy Group, Northeast Utilities, Nstar, PG&E Corporation, SCANA Corporation, The Southern Company and Xcel Energy Inc. Four of these companies targeted long-term earnings per share growth at or above 6.0%. Lastly, the Committee considered WEC's guidance range for earnings per share growth in 2010, which was 14% to 17.5% over 2009 earnings. This expected growth was being driven primarily by the anticipated commercial operation of the two units at the Oak Creek expansion in 2010. After evaluating the data, the Compensation Committee determined that using the Company's 2010 guidance range to set performance level goals would be most appropriate, as using the historical or survey data would have set performance targets unreasonably low and would not account for the significant earnings growth expected from the Oak Creek expansion. As a result, the Compensation Committee set the lower level of the guidance range ($3.65 per share) as the threshold level goal, the mid-point of the range ($3.70 per share) as the target level goal and $3.72 per share as the above target level goal. The Compensation Committee set the maximum payout level goal at $3.76 per share, which was equal to the high end of the guidance range plus $0.01.

Once the Compensation Committee established the earnings per share performance level (i.e., threshold level, target level, above target level and maximum payout level) goals, it set the cash flow performance levels at the amount of cash flow estimated to be necessary to achieve the corresponding earnings per share performance level. These amounts were presented to and approved by the Finance Committee of the Board of Directors. In the judgment of the Compensation Committee, these cash flow targets reasonably represented the amount of cash flow necessary to achieve a combination of earnings per share performance and appropriate capital spending levels given the scope of the Company's construction program.

In December 2009 and January 2010, the Compensation Committee also approved operational performance measures and targets under the annual incentive plan. Annual incentive awards could be increased or decreased by up to 10% of the target award based upon the Company's performance in the operational areas of customer satisfaction (5% weight), supplier and workforce diversity (2.5%) and safety (2.5%). Although the Compensation Committee believes the achievement of financial performance goals are necessary, it also recognizes the importance of strong operational results to the success of the Company.

In addition to applying these financial and operational factors, the Compensation Committee retains the right to exercise discretion in adjusting awards under the STPP when it deems appropriate.

2010 Performance Under the STPP. In January 2011, the Compensation Committee reviewed our actual performance for 2010 against the financial and operational performance goals established under the STPP, subject to final audit. In 2010, the Company's financial performance satisfied the maximum payout level established for both earnings per share from continuing operations and cash flow. In 2010, our earnings per share from continuing operations were $3.84 and our cash flow was $47.7 million. Cash flow is measured by (i) adding together cash used in investing activities, excluding an investment in our transmission affiliate and net proceeds from asset sales, cash received from the exercise of stock options and cash used to purchase common stock and (ii) subtracting this amount from cash provided by operations. Our cash flow measure is not a measure of financial performance under generally accepted accounting principles. Recognizing that cash flows can be affected by factors outside of management's control and that construction of the four

Power the Future generating units is now complete, the primary performance measure in 2011 will be earnings per share from continuing operations.

By satisfying the maximum payout level with respect to both earnings per share from continuing operations and cash flow, the named executive officers earned 200% of the target award from the financial goal component of the STPP.

With respect to operational goals in 2010, our performance generated an 8.75% increase to the compensation awarded under the STPP, as detailed below. The Compensation Committee measured customer satisfaction levels based on the results of surveys that an independent third party conducted of customers who had direct contact with the Company during the year, which measured (1) our customers' satisfaction with the Company in general and (2) our customers' satisfaction with respect to their particular interactions with the Company. In 2010, the Company exceeded target levels related to both measures leading to a 5.0% increase in the award. With respect to safety measures, the Company exceeded the target levels for both Occupational Safety and Health Administration (OSHA) recordable injuries and lost-time injuries leading to a 2.5% increase in the STPP award. The Company exceeded target level performance with respect to supplier diversity and achieved target level performance with respect to workforce diversity, resulting in an increase in the STPP award of 1.25% for 2010.

Based on the Company's performance against the financial and operational goals established by the Compensation Committee, Mr. Klappa received annual incentive cash compensation under the STPP of $2,356,804 for 2010. This represented 208.75% of his annual base salary. Messrs. Leverett, Kuester and Fleming, and Ms. Rappé received annual cash incentive compensation for 2010 under the STPP equal to 167%, 167%, 146.125% and 125.25% of their respective annual base salaries, representing 208.75% of the target award for each officer.

In view of the discretionary component of the annual cash incentive plan, the Compensation Committee also considered other significant accomplishments of the Company in 2010. These included:

- Strong financial performance
  - Record earnings from continuing operations of $3.84 per share.
  - Debt to total capital ratio of 54.1% at year-end 2010, attributing 50% common equity treatment to WEC's 2007 Series A Junior Subordinated Notes, which we believe is consistent with the treatment given by the majority of rating agencies. The year-end debt to total capital ratio was significantly better than our target of 56.5%, and better than year-end 2009.
  - An 18.5% increase in the dividend effective with the first quarter payment in 2010.
  - WEC common stock share price increased by 18.1% during 2010.
  - WEC common stock traded at $61.02 per share on December 1, 2010, which, at that time, was an all-time high.
  - Received the Edison Electric Institute's Index Award in the large utility category for the highest total shareholder return over the five-year period ended September 30, 2010.
- Operational excellence
  - Unit 1 at the Oak Creek expansion was completed and placed into commercial operation in February 2010, and Unit 2 was placed into commercial operation in January 2011.
  - Continued improvements in customer satisfaction based on customer surveys. Data from 2010 indicated that the Company consistently performed in the top quartile of the industry, achieving its best customer satisfaction ratings since the merger of Wisconsin Electric and Wisconsin Gas. In addition, benchmark data from 2010 among the largest customers of 60 U.S. utilities indicated that the Company ranked in the top quartile of the industry nationally, fourth best in the Midwest and the best in the State of Wisconsin.
  - Best overall safety results in Company history.
  - For the second consecutive year, the Company's leadership team was more diverse than the population of its service area.
- Named one of the 100 best corporate citizens in the United States by Corporate Responsibility magazine for the third consecutive year.
- Leadership and excellence in corporate governance as evidenced by continued receipt during 2010 of a rating of "10," the highest possible score, from GovernanceMetrics International (only company worldwide to consistently earn this distinction).

In view of the financial and operational accomplishments and the accomplishments listed above, the Compensation Committee determined that the awards under the STPP were appropriate in relation to our 2010 performance without any further adjustment.

Short-Term Dividend Equivalents. The Compensation Committee amended the STPP effective January 1, 2010 to provide for short-term dividend equivalents and, at the same time, amended the Performance Unit Plan to eliminate dividend equivalents on all future performance units. See "Long-Term Incentive Compensation" below for additional information regarding this amendment. Under the STPP as amended, beginning with the 2010 performance unit grants, certain officers, including the named executive officers, and employees are eligible to receive dividend equivalents in an amount equal to the number of performance units at the target 100% rate held by each such officer and employee on the dividend declaration date multiplied by the amount of cash dividends paid by Wisconsin Energy on a share of its common stock on such date. The short-term dividend equivalents vest at the end of each year only if Wisconsin Energy achieves the performance target or targets for that year established by the Compensation Committee in the same manner as the performance targets are established under the STPP for the annual incentive awards. For 2010, the Compensation Committee determined that the short-term dividend equivalents would be dependent upon Wisconsin Energy's performance against a target for earnings from continuing operations. The Compensation Committee established $3.70 per share from continuing operations, the mid-point of our earnings guidance, as the target, and the Company achieved $3.84 per share.

Long-Term Incentive Compensation. The Compensation Committee administers our 1993 Omnibus Stock Incentive Plan which is a stockholder-approved, long-term incentive plan designed to link the interests of our executives and other key employees to creating long-term stockholder value. It allows for various types of awards tied to the performance of our common stock, including stock options, stock appreciation rights and restricted stock. In 2005, the Compensation Committee approved the Wisconsin Energy Corporation Performance Unit Plan, under which the Compensation Committee may award performance units. The Compensation Committee primarily uses (1) performance units, (2) stock options and (3) restricted stock to deliver long-term incentive opportunities.

Each year, the Compensation Committee makes annual grants of performance units under the Performance Unit Plan. The performance units are designed to provide a form of long-term incentive compensation that aligns the interests of management with those of a typical utility stockholder who is focused not only on stock price appreciation but also on dividends. Under the terms of the performance units, payouts are based on the Company's level of "total stockholder return" (stock price appreciation plus reinvested dividends) in comparison to a peer group of companies over a three-year performance period. The performance units are settled in cash.

Performance units granted prior to the January 2010 grant entitled each holder of a performance unit to receive a cash dividend when WEC declared a dividend on its common stock in an amount equal to the number of performance units granted to the holder at the target 100% rate multiplied by the amount of the dividend paid on a share of common stock. In December 2009, the Compensation Committee amended and restated the Performance Unit Plan to eliminate the dividend payment on all performance units awarded after January 1, 2010.

Prior to this amendment, dividends paid on outstanding performance units were earned and paid regardless of Company performance. The Compensation Committee made these amendments beginning with the 2010 compensation package because it concluded that a plan designed to reward Company performance should not provide for guaranteed dividends regardless of performance. Under the STPP as amended (see "Short-Term Dividend Equivalents" above), the short-term dividend equivalents only vest upon achieving the performance target.

Each year, the Compensation Committee also makes annual stock option grants as part of our long-term incentive program. These stock options have an exercise price equal to the fair market value of our common stock on the date of grant and expire on the 10th anniversary of the grant date. Since management benefits from a stock option award only to the extent our stock price appreciates above the exercise price of the stock option, stock options align the interests of management with those of our stockholders in attaining long-term stock price appreciation.

Beginning with the 2010 long-term incentive award, the Compensation Committee also awards restricted stock as part of the long-term incentive plan. The Towers Watson market data indicated that many companies were shifting the mix of long-term compensation - reducing the number of options awarded and granting time-vesting restricted stock.

Aggregate 2010 Long-Term Incentive Awards. In establishing the target value of long-term incentive awards for each named executive officer in 2010, we analyzed the market compensation data included in the Towers Watson survey. For Messrs. Klappa and Fleming, and Ms. Rappé we determined the ratio of (1) the market median value of long-term incentive compensation to (2) the market median level of annual base salary, and multiplied each annual base salary by the applicable market ratio to determine the value of long-term incentive awards to be granted. For both Messrs. Leverett and Kuester, we established the same target level of long-term incentive compensation using the average of the results obtained for each officer. We wanted to establish parity in long-term incentive opportunity between the heads of the financial and key operational areas of the Company because of the critical role each plays in executing the Company's long-term strategy. This target value of long-term incentive compensation for each named executive officer was presented to and approved by the Compensation Committee.

For 2010, the Compensation Committee approved a long-term incentive award consisting of 80% performance units, 10% stock options and 10% restricted stock. Because the Compensation Committee wanted a significant part of the long-term award to be tied to Company performance and shareholder value, it increased the performance unit award to represent approximately 80% of the long-term target award as compared to 72% of the target award in 2009. Due to the increase in the market value of WEC's common stock between the 2009 and 2010 awards, the number of performance units granted in 2010 actually decreased even though performance units made up a larger percentage of the total long-term target award.

In addition, based upon our review of the market data, the Compensation Committee decreased the target value of the 2010 long-term incentive compensation grant. The target value of the 2010 grant represents between a 9% and 12% decrease from the target value of the 2009 long-term incentive compensation grant. The Compensation Committee believes the decrease in the target value of long-term incentive compensation reflected in the market data was indicative of the decline in compensation trends during 2009.

2010 Stock Option Grants. In December 2009, the Compensation Committee approved the grant of stock options to each of our named executive officers and established an overall pool of options that were granted to approximately 130 other employees. These option grants were made effective January 4, 2010, the first trading day of 2010. The options were granted with an exercise price equal to the average of the high and low prices reported on the New York Stock Exchange for shares of WEC common stock on the grant date. The options were granted in accordance with our standard practice of making annual stock option grants in January of each year, and the timing of the grants was not tied to the timing of any release of material non-public information. These stock options have a term of 10 years and vest 100% on the third anniversary of the date of grant. The vesting of the stock options may be accelerated in connection with a change in control or an executive officer's termination of employment. See "Potential Payments upon Termination or Change in Control" under "Executive Officers' Compensation" for additional information.

For purposes of determining the appropriate number of options to grant to a particular named executive officer, the value of an option was determined based on the Black-Scholes option pricing model. We use the Black-Scholes option pricing model for purposes of the compensation valuation primarily because the market information we review from Towers Watson calculates the value of option awards on this basis. The following table provides the number of options granted to each named executive officer in 2010.

Executive Officer	Options Granted
Mr. Klappa	65,530
Mr. Leverett	34,105
Mr. Kuester	34,105
Mr. Fleming	12,140
Ms. Rappé	10,120

For financial reporting purposes, the stock options granted in 2010 had a grant date fair value of $6.01 per option for Messrs. Klappa, Kuester and Fleming, and a grant date fair value of $7.91 for Mr. Leverett and Ms. Rappé. Messrs. Klappa, Kuester and Fleming are considered to be "retirement eligible." Therefore, their options are presumed to have a shorter expected life, which results in a lower option value.

2010 Restricted Stock Awards. In December 2009, the Compensation Committee also approved the grant of restricted stock to each of our named executive officers and established an overall pool of restricted stock that was granted to approximately 130 other employees. These grants were also made effective January 4, 2010. The restricted stock vests in three equal annual installments beginning on January 4, 2011. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability or by action of the Compensation Committee. See "Potential Payments upon Termination or Change in Control" under "Executive Officers' Compensation" for additional information. Tax withholding obligations related to vesting may be satisfied, at the option of the executive officer, by withholding shares otherwise deliverable upon vesting or by withholding the required amount from the executive's compensation. The named executive officers have the right to vote the restricted stock and to receive cash dividends at the same time that the Company declares and pays a dividend to its stockholders.

For purposes of determining the appropriate number of shares of restricted stock to grant to a particular named executive officer, the Compensation Committee used a value of $47.69 per share. This value was based on the volume weighted stock price of WEC's common stock for the ten trading days beginning on December 7, 2009 and ending on December 18, 2009. The Compensation Committee used these dates to minimize volatility in the stock market and to shorten the timeframe between the time the calculation of the awards is made and the actual grant date, January 4, 2010. The following table provides the number of shares of restricted stock granted to each named executive officer in 2010.

Executive Officer	Restricted Stock Granted
Mr. Klappa	8,285
Mr. Leverett	4,310
Mr. Kuester	4,310
Mr. Fleming	1,535
Ms. Rappé	1,280

2010 Performance Units. In 2010, the Compensation Committee granted performance units to each of our named executive officers and approved a pool of performance units that were granted to approximately 130 other employees. With respect to the 2010 performance units, the amount of the benefit that ultimately vests will be dependent upon the Company's total stockholder return over a three-year period ending December 31, 2012, as compared to the total stockholder return of the custom peer group of companies described below. Total stockholder return is the calculation of total return (stock price appreciation plus reinvestment of dividends) based upon an initial investment of $100 and subsequent $100 investments at the end of each quarter during the three-year performance period.

Upon vesting, the performance units will be settled in cash in an amount determined by multiplying the number of performance units that have vested by the closing price of the Company's common stock on the last trading day of the performance period.

In addition to Wisconsin Energy Corporation, the peer group used for purposes of the performance units is comprised of: Allegheny Energy, Inc.; Alliant Energy Corporation; Ameren Corporation; American Electric Power Company, Inc.; Avista Corporation; Consolidated Edison, Inc.; DTE Energy Company; Duke Energy Corp.; FirstEnergy Corp.; Great Plains Energy; Integrys Energy Group, Inc.; NiSource Inc.; Northeast Utilities; Nstar; NV Energy, Inc.; OGE Energy Corp.; Pepco Holdings, Inc.; PG&E Corporation; Pinnacle West Capital Corporation; Portland General; Progress Energy Inc.; SCANA Corporation; Sempra Energy; The Southern Company; Westar Energy, Inc.; and Xcel Energy Inc. This peer group was chosen because we believe these companies are similar to WEC in terms of business model and long-term strategies.

The required percentile ranking and the applicable vesting percentage are set forth in the chart below.

Performance Percentile Rank	Vesting Percent
< 25th Percentile	0%
25th Percentile	25%
Target (50th Percentile)	100%
75th Percentile	125%
90th Percentile	175%

If the Company's rank is between the benchmarks identified above, the vesting percentage will be determined by interpolating on a straight line basis the appropriate vesting percentage. Unvested performance units generally are immediately forfeited upon a named executive officer's cessation of employment with WEC prior to completion of the three-year performance period. However, the performance units will vest immediately at the target 100% rate upon (1) the termination of the named executive officer's employment by reason of disability or death or (2) a change in control of WEC while the named executive officer is employed by WEC. In addition, a prorated number of performance units (based upon the target 100% rate) will vest upon the termination of employment of the named executive officer by reason of retirement prior to the end of the three-year performance period.

For purposes of determining the appropriate number of performance units to grant to a particular named executive officer, the Compensation Committee used a value of $47.69 per unit, the same value used for the restricted stock. The following table provides the number of units granted to each named executive officer at the 100% target level.

Executive Officer	Performance Units Granted
Mr. Klappa	66,290
Mr. Leverett	34,500
Mr. Kuester	34,500
Mr. Fleming	12,280
Ms. Rappé	10,240

2010 Payouts Under Previously Granted Long-Term Incentive Awards. In 2008, the Compensation Committee granted performance unit awards to participants in the plan, including the named executive officers. The terms of the performance units granted in 2008 were substantially similar to those of the performance units granted in 2010 described above, and the required performance percentile ranks and related vesting schedule were identical to that of the 2010 units.

Payouts under the 2008 performance units were based on our total stockholder return for the three-year performance period ended December 31, 2010 against the same group of peer companies used for the 2010 performance unit awards.

For the three-year performance period ended December 31, 2010, our total stockholder return was at the 88.5th percentile of the peer group, resulting in the performance units vesting at a level of 170.0%. The actual payouts were determined by multiplying the number of vested performance units by the closing price of our common stock ($58.86) on December 31, 2010, the last trading day of the performance period. The actual payout to each named executive officer is reflected in the "Option Exercises and Stock Vested for Fiscal Year 2010" table. This table also reflects amounts realized by any named executive officer in connection with the exercise in 2010 of any vested stock options and the amounts realized by any named executive officer in connection with the vesting of previously granted restricted stock. For information on other outstanding equity awards held by our named executive officers at December 31, 2010, please refer to the table entitled "Outstanding Equity Awards at Fiscal Year-End 2010".

Stock Ownership Guidelines. The Compensation Committee believes that an important adjunct to the long-term incentive program is significant stock ownership by officers who participate in the program, including the named executive officers. Accordingly, the Compensation Committee has implemented stock ownership guidelines for officers of the Company. These guidelines provide that each executive officer, including the named executive officers, should, over time (generally within five years of appointment as an executive officer), acquire and hold Company common stock having a minimum fair market value ranging from 150% to 300% of base salary. In addition to shares owned outright, holdings of each of the following are included in determining compliance with our stock ownership guidelines: restricted stock; WEC phantom stock units held in the Executive Deferred Compensation Plan; WEC stock held in the 401(k) plan; performance units at target; vested stock options; and shares held by a brokerage account, jointly with an immediate family member or in a trust.

The Compensation Committee periodically reviews whether the officers are in compliance with these guidelines. The last review was completed in July 2010, and the Compensation Committee determined that all officers either satisfied, or were making appropriate progress to satisfy, the established guidelines.

Policy Regarding Hedging the Economic Risk of Stock Ownership. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a director, officer or employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director, officer or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as our other stockholders. Therefore, we have a policy under which directors, officers and employees, including the named executive officers, are prohibited from engaging in any such transactions.

Retirement Programs. We also maintain retirement plans in which our named executive officers participate: a defined benefit pension plan of the cash balance type, two supplemental executive retirement plans and individual letter agreements with each of the named executive officers. We believe our retirement plans are a valuable benefit in the attraction and retention of our employees, including the named executive officers. We believe that providing a foundation for long-term financial security for our employees, beyond their employment with the Company, is a valuable component of our overall compensation program which will inspire increased loyalty and improved performance. For more information about our retirement plans, see "Pension Benefits at Fiscal Year-End 2010" and "Retirement Plans" later in this proxy statement.

Other Benefits, Including Perquisites. The Company provides its executive officers, including the named executive officers, with employee benefits and a limited number of perquisites. Except as specifically noted elsewhere in this proxy statement, the employee benefits programs in which executive officers participate (which provide benefits such as medical benefits coverage, retirement benefits and annual contributions to a qualified savings plan) are generally the same programs offered to substantially all of the Company's salaried employees.

The perquisites made available to executive officers include financial planning, membership in a service that provides health care and safety management when traveling outside the United States, payment of the cost of a mandatory physical exam that the Board requires annually, limited spousal travel for business purposes and the cost of a residential security system. The Company also pays periodic dues and fees for club memberships for certain of the named executive officers and other designated officers. In addition, executive officers receive tax gross-ups to reimburse the officer for certain tax liabilities. For a more detailed discussion of perquisites made available to our named executive officers, please refer to the notes following the Summary Compensation Table.

We periodically review market data regarding executive perquisite practices. We reviewed a survey conducted by The Ayco Company, L.P., a financial services firm ("AYCO"), in 2009 of 319 companies throughout general industry. Based upon this review, we believe that the perquisites we provide to our executive officers are generally market competitive. We reimburse executives for taxes paid on income attributable to the financial planning benefits provided to our executives only if the executive uses the Company's identified preferred provider, AYCO. We believe the use of our preferred financial adviser provides administrative benefits and eases communication between Company personnel and the financial adviser. We pay periodic dues and fees for certain club memberships as we have found that the use of these facilities helps foster better customer relationships. Officers, including the named executive officers, are expected to use clubs for which the Company pays dues primarily for business purposes. We do not pay any additional expenses incurred for personal use of these facilities, and officers are required to reimburse the Company to the extent that it pays for any such personal use. The total annual club dues are included in the Summary Compensation Table. We do not permit personal use of the airplane in which the Company owns a partial interest. We do allow spousal travel if an executive's spouse is accompanying the executive on business travel and the airplane is not fully utilized by Company personnel. There is no incremental cost to the Company for this travel, other than the reimbursement for taxes paid on imputed income attributable to the executives for this perquisite, as the airplane cost is the same regardless of whether an executive's spouse travels.

In addition, each of our executive officers participates in a death benefit only plan. Under the terms of the plan, upon an executive officer's death a benefit is paid to his or her designated beneficiary in an amount equal to the after-tax value of three times the officer's base salary if the officer is employed by WEC at the time of death. In December 2009, the Compensation Committee amended the terms of the death benefit only plan to eliminate the payment of any benefit once participants in the plan have retired. The Compensation Committee determined that this benefit was no longer supported by market data.

Severance Benefits and Change in Control. Competitive practices dictate that companies provide reasonable severance benefits to employees. In addition, we believe it is important to provide protections to the named executive officers in connection with a change in control of WEC. Our belief is that the interests of stockholders will be best served if the interests of the named executive officers are aligned with them, and providing change in control benefits should eliminate, or at least reduce, any reluctance of management to pursue potential change in control transactions that may be in the best interests of stockholders.

Each of Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé has an employment agreement with the Company, which includes change in control and severance provisions. Under the terms of these agreements, the applicable named executive officer is entitled to certain benefits in the event of a termination of employment. In the event of a termination of employment (1) in anticipation of or following a change in control by the Company for any reason, other than cause, death or disability, (2) by the applicable executive officer for good reason in connection with or in anticipation of a change in control or (3) by the applicable executive officer after completing one year of service following a change in control, each named executive officer is generally entitled to:

- A lump sum payment equal to three times: (1) the highest annual base salary in effect during the last three years and (2) the higher of the current year target bonus amount or the highest bonus paid in any of the last three years (except for Ms. Rappé, whose payment is based upon the current year target bonus amount);
- A lump sum payment assuming three years of additional credited service under the qualified and non-qualified retirement plans based upon the higher of (1) the annual base salary in effect at the time of termination and (2) any salary in effect during the 180 day period preceding the termination date, plus the highest bonus amount (except for Ms. Rappé, whose payment is based upon the current year target bonus amount);
- A lump sum payment equal to the value of three additional years of Company match in the 401(k) plan and the WEC Executive Deferred Compensation Plan;
- Continuation of health and certain other welfare benefit coverage for three years following termination of employment;
- Full vesting of stock options, restricted stock and performance units;
- Financial planning services and other benefits; and
- A gross-up payment should any payments trigger federal excise taxes.

In the absence of a change in control, if we terminate the employment of the applicable named executive officer for any reason other than cause, death or disability, or the applicable named executive officer terminates his or her employment for good reason, the payments to the applicable named executive officer will be the same as those described above, except that with respect to

Messrs. Leverett and Kuester, and Ms. Rappé, (1) the multiple for the lump sum payment in the first bullet point will be reduced to two, (2) the number of additional years of credited service for qualified and non-qualified retirement plans will be two, (3) the number of additional years of matching in the 401(k) plan and the Executive Deferred Compensation Plan will be two, and (4) health and certain other welfare benefits will continue for two years following termination of employment. Mr. Fleming is not entitled to receive any severance benefits under his agreement upon termination of employment for good reason or without cause in the absence of a change in control.

We believe the amounts payable under these agreements are consistent with market standards as confirmed by our periodic analysis of data provided by Towers Watson.

In addition, our supplemental pension plan provides that in the event of a change in control, each named executive officer will be entitled to a lump sum payment of amounts due under the plan if employment is terminated within 18 months of the change in control.

For a more detailed discussion of the benefits and tables that describe payouts under various termination scenarios, see "Potential Payments upon Termination or Change in Control" later in this proxy statement.

Impact of Prior Compensation. The Compensation Committee did not consider the amounts realized or realizable from prior incentive compensation awards in establishing the levels of short-term and long-term incentive compensation for 2010.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code limits the deductibility of certain executives' compensation that exceeds $1 million per year, unless the compensation is performance-based under Section 162(m) and is issued through a plan that has been approved by stockholders. Although the Compensation Committee takes into consideration the provisions of Section 162(m), maintaining tax deductibility is but one consideration among many in the design of our executive compensation program.

With respect to 2010 compensation for the named executive officers, the stock option grants under the 1993 Omnibus Stock Incentive Plan have been structured to qualify as performance-based compensation under Section 162(m). Annual cash incentive awards and short-term dividend equivalents under the STPP and performance units under the Performance Unit Plan do not qualify for tax deductibility under Section 162(m). In addition, the restricted stock awards are not Section 162(m) eligible.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee

John F. Bergstrom, Committee Chair
Ulice Payne, Jr.
Frederick P. Stratton, Jr.

EXECUTIVE OFFICERS' COMPENSATION

The following table summarizes total compensation awarded to, earned by or paid to WEC's Chief Executive Officer, Chief Financial Officer and each of WEC's other three most highly compensated executive officers (the "named executive officers") during 2010, 2009 and 2008.

Summary Compensation Table

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards [1] ($)	Option Awards [2] ($)	Non-Equity Incentive Plan Compensation [3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings [4] ($)	All Other Compensation [5] [6] ($)	Total ($)
Gale E. Klappa Chairman of the Board, President and Chief Executive Officer of WEC, WE and WG	2010	1,129,008	--	3,716,818	393,835	2,462,868	2,399,257	214,033	10,315,819
	2009	1,129,008	--	3,191,032	2,309,953	2,286,241	2,450,367	212,627	11,579,228
	2008	1,129,008	--	1,441,050	2,946,000	2,328,579	1,328,616	261,040	9,434,293
Allen L. Leverett Executive Vice President and Chief Financial Officer of WEC, WE and WG	2010	607,680	--	1,934,290	269,771	1,070,026	387,507	106,512	4,375,786
	2009	607,680	--	1,688,178	1,222,020	984,442	314,667	93,366	4,910,353
	2008	607,680	--	761,355	1,612,935	1,002,672	88,151	101,049	4,173,842
Frederick D. Kuester Executive Vice President of WEC and WG; Executive Vice President and Chief Operating Officer of WE	2010	657,000	--	1,934,290	204,971	1,152,390	1,117,215	91,782	5,157,648
	2009	657,000	--	1,688,178	1,222,020	1,064,340	1,463,700	92,546	6,187,784
	2008	657,000	--	761,355	1,612,935	1,084,050	927,165	136,983	5,179,488
James C. Fleming Executive Vice President and General Counsel of WEC, WE and WG	2010	441,000	--	688,539	72,961	664,059	219,747	76,425	2,162,731
	2009	441,000	--	615,073	372,400	625,118	233,114	69,838	2,356,543
	2008	441,000	--	293,014	497,535	636,694	219,296	76,298	2,163,837
Kristine A. Rappé Senior Vice President and Chief Administrative Officer of WEC, WE and WG	2010	393,708	--	574,157	80,049	509,504	555,288	110,660	2,223,366
	2009	393,708	--	514,390	372,423	478,356	463,564	91,670	2,314,111
	2008	393,708	--	232,970	492,964	487,214	252,329	119,066	1,978,251

(1) The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718 excluding estimated forfeitures, of (i) performance units awarded to each named executive officer in the respective year for which such amounts are reported and (ii) shares of restricted stock awarded to each named executive officer in 2010 (no restricted stock was granted in 2009 or 2008). The amounts reported for the performance units are based upon the probable outcome as of the grant date of associated performance and market conditions, and are consistent with our estimate, as of the grant date, of aggregate compensation cost to be recognized over the three-year performance period. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon (i) in the case of the performance units, the Company's performance over the three-year performance period, and (ii) in the case of the shares of restricted stock, Company performance and the executive's number of additional years of service with the Company. The value of the performance unit awards as of the grant date, assuming achievement of the highest level of performance, for each of Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé is $5,781,839, $3,009,090, $3,009,090, $1,071,062 and $893,133 for the 2010 awards, respectively; $5,584,327, $2,954,332, $2,954,332, $1,076,398 and $900,193 for the 2009 awards, respectively; and $2,521,838, $1,332,395, $1,332,395, $512,774 and $407,721 for the 2008 awards, respectively.

(2) The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718 excluding estimated forfeitures, of options awarded to each named executive officer in the respective year for which such amounts are reported. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon Company performance and the executive's number of additional years of service with the Company. In accordance with FASB ASC Topic 718, we made certain assumptions in our calculation of the grant date fair value of the stock options. See "Stock Options" in Note A -- Summary of Significant Accounting Policies and Note I -- Common Equity in the Notes to Consolidated Financial Statements in our 2010 Annual Report on Form 10-K for a description of these assumptions. For 2010, the assumptions made in connection with the valuation of the stock options are the same as described in

Note A in our 2010 Annual Report, except that the expected life of the options is 4.9 years for Messrs. Klappa, Kuester and Fleming and 7.6 years for Mr. Leverett and Ms. Rappé and the expected forfeiture rate is 0%. The change in the expected life of the options to 4.9 years for Messrs. Klappa, Kuester and Fleming and 7.6 years for Mr. Leverett and Ms. Rappé from 5.9 years, as set forth in Note A, resulted from the fact that Messrs. Klappa, Kuester and Fleming were "retirement eligible" as of December 31, 2010, and Mr. Leverett and Ms. Rappé were not, whereas the assumption described in Note A is a weighted average of all option holders. The change in the expected forfeiture rate to 0% from 2.0%, as set forth in Note A, is due to the assumption that the named executive officers will not forfeit any of their stock options.

For 2009, the assumptions made in connection with the valuation of the stock options are the same as described in Note A in our 2010 Annual Report, except that the expected life of the options is 4.4 years for Mr. Fleming and 6.8 years for the rest of the named executive officers and the expected forfeiture rate is 0%. The change in the expected life of the options to 4.4 years for Mr. Fleming and 6.8 years for the rest of the named executive officers from 6.2 years, as set forth in Note A, resulted from the fact that Mr. Fleming was "retirement eligible" as of December 31, 2009, and none of the other named executive officers were, whereas the assumption described in Note A is a weighted average of all option holders. The change in the expected forfeiture rate to 0% from 2.0%, as set forth in Note A, is due to the assumption that the named executive officers will not forfeit any of their stock options.

For 2008, the assumptions made in connection with the valuation of the stock options are the same as described in Note A in our 2010 Annual Report, except that the expected life of the options is 4.6 years for Mr. Fleming and 6.8 years for the rest of the named executive officers and the expected forfeiture rate is 0%. The change in the expected life of the options to 4.6 years for Mr. Fleming and 6.8 years for the rest of the named executive officers from 6.2 years, as set forth in Note A, resulted from the fact that Mr. Fleming was "retirement eligible" as of December 31, 2008, and none of the other named executive officers were, whereas the assumption described in Note A is a weighted average of all option holders. The change in the expected forfeiture rate to 0% from 2.0%, as set forth in Note A, is due to the assumption that the named executive officers will not forfeit any of their stock options.

(3) Consists of the annual incentive compensation earned under Wisconsin Energy's Short-Term Performance Plan for 2010, 2009 and 2008, as well as the short-term dividend equivalents earned for 2010.

(4) The amounts reported for 2010, 2009 and 2008 reflect the aggregate change in the actuarial present value of each named executive officer's accumulated benefit under all defined benefit plans from December 31, 2009 to December 31, 2010, December 31, 2008 to December 31, 2009 and December 31, 2007 to December 31, 2008, respectively. The terms of the pension plan did not change, and no changes were made in the method of calculating benefits thereunder. However, for 2010, the applicable discount rate used to value pension plan liabilities was reduced from 6.05% to 5.60%, consistent with the overall decline in interest rates.

The changes in the actuarial present values of the named executive officers' pension benefits do not constitute cash payments to the named executive officers.

The named executive officers did not receive any above-market or preferential earnings on deferred compensation in 2010, 2009 or 2008.

Mr. Klappa – Wisconsin Energy's pension benefit obligations to Mr. Klappa will be offset by pension benefits Mr. Klappa is entitled to receive from a prior employer for nearly 29 years of service. The amount reported for Mr. Klappa represents only Wisconsin Energy's obligation of the aggregate change in the actuarial present value of Mr. Klappa's accumulated benefit under all defined benefit plans. Based on information received from the prior employer, we have estimated the portion of Mr. Klappa's total accumulated pension benefit for which Wisconsin Energy will be responsible. If Mr. Klappa's prior employer becomes unable to pay its portion of his accumulated pension benefit, Wisconsin Energy is obligated to pay the total amount.

The total aggregate change in the actuarial present value of Mr. Klappa's accumulated benefit for 2010, 2009 and 2008 was $2,744,977, $2,783,138 and $1,347,101, respectively - $345,720, $332,771 and $18,485 of which we estimate the prior employer is obligated to pay.

Mr. Leverett – Wisconsin Energy's pension benefit obligations to Mr. Leverett will be offset by pension benefits Mr. Leverett is entitled to receive from a prior employer for approximately 15 years of service. The amount reported for Mr. Leverett represents only Wisconsin Energy's obligation of the aggregate change in the actuarial present value of Mr. Leverett's accumulated benefit under all defined benefit plans. Based on information received from the prior employer, we have estimated the portion of Mr. Leverett's total accumulated pension benefit for which Wisconsin Energy will be responsible. If Mr. Leverett's prior employer becomes unable to pay its portion of Mr. Leverett's accumulated pension benefit, Wisconsin Energy is obligated to pay the total amount.

The total aggregate change in the actuarial present value of Mr. Leverett's accumulated benefit for 2010, 2009 and 2008 was $429,426, $350,877 and $75,252, respectively. For 2010 and 2009, we estimate that Mr. Leverett's prior employer is obligated to pay $41,919 and $36,210 of this change, respectively. However, because the estimated change in the actuarial present value of his prior employer's obligation decreased by ($12,899) in 2008, Wisconsin Energy's obligation for the aggregate change in the actuarial present value of Mr. Leverett's total accumulated pension benefit was actually $88,151 for 2008.

Mr. Kuester – Wisconsin Energy's pension benefit obligations to Mr. Kuester will be offset by pension benefits Mr. Kuester is entitled to receive from a prior employer for nearly 32 years of service. The amount reported for Mr. Kuester represents only Wisconsin Energy's obligation of the aggregate change in the actuarial present value of Mr. Kuester's accumulated benefit under all defined benefit plans. Based on information received from the prior employer, we have estimated the portion of Mr. Kuester's total accumulated pension benefit for which Wisconsin Energy will be responsible. If Mr. Kuester's prior employer becomes unable to pay its portion of Mr. Kuester's accumulated pension benefit, Wisconsin Energy is obligated to pay the total amount.

The total aggregate change in the actuarial present value of Mr. Kuester's accumulated benefit for 2010, 2009 and 2008 was $1,360,225, $1,730,478 and $958,973, respectively - $243,010, $266,778 and $31,808 of which we estimate the prior employer is obligated to pay.

Mr. Fleming – Mr. Fleming participates in Wisconsin Energy's qualified pension plan and supplemental executive retirement plan. In addition, Mr. Fleming is entitled to a special supplemental pension account. The present value of the amounts credited to this account is $150,038 for 2010, $145,822 for 2009 and $125,177 for 2008, which will be paid upon termination of employment. See "Pension Benefits at Fiscal Year-End 2010" and "Retirement Plans" later in this proxy statement for additional details.

(5) During 2010, each named executive received financial planning services and the cost of an annual physical exam; Messrs. Klappa, Leverett and Fleming, and Ms. Rappé received reimbursement for club dues; Messrs. Klappa, Leverett and Kuester were provided with membership in a service that provides healthcare and safety management when traveling outside the United States; and Mr. Klappa received reimbursement for the cost of a home security system. In addition, the named executives were eligible to receive reimbursement for taxes paid on imputed income attributable to certain perquisites including spousal travel and related costs for industry events where it is customary and expected that officers attend with their spouses. During 2010, Mr. Klappa utilized the benefit of spousal travel for business purposes with the associated tax reimbursement. These tax reimbursements are reflected separately in the Summary Compensation Table (see the third bullet point in Note 6 below). Other than the tax reimbursement, there is no incremental cost to the Company related to this spousal travel.

(6) For Mr. Klappa, the amount reported in All Other Compensation for 2010 includes $16,701 attributable to Wisconsin Energy's Directors' Charitable Awards Program in connection with Mr. Klappa's service on the Company's Board of Directors. See "Director Compensation" for a description of the Directors' Charitable Awards Program.

In addition to the perquisites and Directors' Charitable Awards Program identified above, All Other Compensation for Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé for 2010 consists of:

- Employer matching of contributions into the 401(k) plan in the amount of $9,800 for Messrs. Klappa, Kuester and Fleming, and Ms. Rappé, and $9,475 for Mr. Leverett;
- "Make-whole" payments under the Executive Deferred Compensation Plan that provides a match at the same level as the 401(k) plan (4% for up to 7% of wages) for all deferred salary and bonus not otherwise eligible for a match in the amounts of $127,135, $54,210, $59,379, $33,170 and $25,408, respectively; and
- Tax reimbursements or "gross-ups" for all applicable perquisites in the amounts of $25,451, $13,330, $6,175, $12,004 and $29,088, respectively.

Percentages of Total Compensation.

For Messrs. Klappa, Leverett, Kuester, and Fleming, and Ms. Rappé, (1) salary (as reflected in column (c) above) represented approximately 11%, 14%, 13%, 20% and 18%, respectively, of total compensation (as shown in column (j) above) for 2010, (2) annual incentive compensation and short-term dividend equivalents (as reflected in column (g) above) represented approximately 24%, 24%, 22%, 31% and 23%, respectively, of total compensation in 2010, and (3) salary and annual incentive compensation and short-term dividend equivalents together represented approximately 35%, 38%, 35%, 51% and 41%, respectively, of total compensation in 2010.

For Messrs. Klappa, Leverett, Kuester, and Fleming, and Ms. Rappé, (1) salary represented approximately 10%, 12%, 11%, 19% and 17%, respectively, of total compensation for 2009, (2) annual incentive compensation represented approximately 20%, 20%, 17%, 27% and 21%, respectively, of total compensation in 2009, and (3) salary and annual incentive compensation together represented approximately 29%, 32%, 28%, 45% and 38%, respectively, of total compensation in 2009.

For Messrs. Klappa, Leverett, Kuester, and Fleming, and Ms. Rappé, (1) salary represented approximately 12%, 15%, 13%, 20% and 20%, respectively, of total compensation for 2008, (2) annual incentive compensation represented approximately 25%, 24%, 21%, 29% and 25%, respectively, of total compensation in 2008, and (3) salary and annual incentive compensation together represented approximately 37%, 39%, 34%, 50% and 45%, respectively, of total compensation in 2008.

Unless otherwise stated, all share amounts provided in this proxy statement do not reflect the March 1, 2011 two-for-one stock split.

Grants of Plan-Based Awards for Fiscal Year 2010

The following table shows additional data regarding incentive plan awards to the named executive officers in 2010.

(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)		(l)
			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units[4] (#)	All Other Option Awards [5]			Grant Date Fair Value of Stock and Option Awards [8] ($)
Name	Grant Date	Action Date [1]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		Number of Securities Underlying Options (#)	Exercise or Base Price [6] ($/Sh)	Closing Market Price [7] ($/Sh)	
Gale E. Klappa	1/21/10	--	84,676	1,129,008	2,370,917	--	--	--	--	--	--	--	--
	1/21/10	--	--	106,064	--	--	--	--	--	--	--	--	--
	1/04/10	12/3/09	--	--	--	16,573	66,290	116,008	--	--	--	--	3,303,894
	1/04/10	12/3/09	--	--	--	--	--	--	8,285	--	--	--	412,924
	1/04/10	12/3/09	--	--	--	--	--	--	--	65,530	49.84	49.73	393,835
Allen L. Leverett	1/21/10	--	36,461	486,144	1,020,902	--	--	--	--	--	--	--	--
	1/21/10	--	--	55,200	--	--	--	--	--	--	--	--	--
	1/04/10	12/3/09	--	--	--	8,625	34,500	60,375	--	--	--	--	1,719,480
	1/04/10	12/3/09	--	--	--	--	--	--	4,310	--	--	--	214,810
	1/04/10	12/3/09	--	--	--	--	--	--	--	34,105	49.84	49.73	269,771
Frederick D. Kuester	1/21/10	--	39,420	525,600	1,103,760	--	--	--	--	--	--	--	--
	1/21/10	--	--	55,200	--	--	--	--	--	--	--	--	--
	1/04/10	12/3/09	--	--	--	8,625	34,500	60,375	--	--	--	--	1,719,480
	1/04/10	12/3/09	--	--	--	--	--	--	4,310	--	--	--	214,810
	1/04/10	12/3/09	--	--	--	--	--	--	--	34,105	49.84	49.73	204,971
James C. Fleming	1/21/10	--	23,153	308,700	648,270	--	--	--	--	--	--	--	--
	1/21/10	--	--	19,648	--	--	--	--	--	--	--	--	--
	1/04/10	12/3/09	--	--	--	3,070	12,280	21,490	--	--	--	--	612,035
	1/04/10	12/3/09	--	--	--	--	--	--	1,535	--	--	--	76,504
	1/04/10	12/3/09	--	--	--	--	--	--	--	12,140	49.84	49.73	72,961
Kristine A. Rappé	1/21/10	--	17,717	236,225	496,073	--	--	--	--	--	--	--	--
	1/21/10	--	--	16,384	--	--	--	--	--	--	--	--	--
	1/04/10	12/3/09	--	--	--	2,560	10,240	17,920	--	--	--	--	510,362
	1/04/10	12/3/09	--	--	--	--	--	--	1,280	--	--	--	63,795
	1/04/10	12/3/09	--	--	--	--	--	--	--	10,120	49.84	49.73	80,049

(1) On December 3, 2009, the Compensation Committee awarded the 2010 option, restricted stock and performance unit grants effective the first trading day of 2010 (January 4, 2010).

(2) Non-equity incentive plan awards consist of annual incentive awards under Wisconsin Energy's Short-Term Performance Plan (reported on the first line) and short-term dividend equivalents (reported on the second line). The short-term dividend equivalents only vest upon achievement of the established performance target; otherwise, no dividend equivalents vest. For a more detailed description of the Short-Term Performance Plan and short-term dividend equivalents, see the Compensation Discussion and Analysis.

(3) Consists of performance units awarded under the Wisconsin Energy Corporation Performance Unit Plan. For a more detailed description of the terms of the performance units, see the Compensation Discussion and Analysis.

(4) Consists of restricted stock awarded under the 1993 Omnibus Stock Incentive Plan. For a more detailed description of the terms of the restricted stock, see the Compensation Discussion and Analysis.

(5) Consists of non-qualified stock options to purchase shares of Wisconsin Energy common stock pursuant to the 1993 Omnibus Stock Incentive Plan. These options have exercise prices equal to the fair market value of Wisconsin Energy common stock on the date of grant. These options were granted for a term of ten years, subject to earlier termination in certain events related to

termination of employment. The options fully vest and become exercisable three years from the date of grant. Notwithstanding the preceding sentence, the options become immediately exercisable upon the occurrence of a change in control or termination of employment by reason of retirement, disability or death. The exercise price may be paid by delivery of already-owned shares. Tax withholding obligations related to exercise may be satisfied by withholding shares otherwise deliverable upon exercise, subject to certain conditions. Subject to the limitations of the 1993 Omnibus Stock Incentive Plan, the Compensation Committee has the power to amend the terms of any option (with the participant's consent).

(6) The exercise price of the option awards is equal to the fair market value of Wisconsin Energy's common stock on the date of grant, January 4, 2010. Fair market value is the average of the high and low prices of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on the grant date.

(7) Reflects the closing market price of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on the grant date.

(8) Grant date fair value of each award as determined in accordance with FASB ASC Topic 718, which excludes the amount of estimated forfeitures as required by Item 402 of Regulation S-K. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon Company performance and the executive's number of additional years of service with the Company.

Outstanding Equity Awards at Fiscal Year-End 2010

The following table reflects the number and value of exercisable and unexercisable options as well as the number and value of other stock awards held by the named executive officers at fiscal year-end 2010.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options: Exercisable [1] (#)	Number of Securities Underlying Unexercised Options: Unexercisable [2] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested [3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested [3] ($)
Gale E. Klappa	197,010	--	--	33.435	1/02/14	--	--	--	--
	280,000	--	--	34.200	1/18/15	--	--	--	--
	252,000	--	--	39.475	1/03/16	--	--	--	--
	271,000	--	--	47.755	1/03/17	--	--	--	--
	--	300,000	--	48.035	1/02/18	--	--	--	--
	--	275,980	--	42.215	1/02/19	--	--	--	--
	--	65,530	--	49.840	1/04/20	--	--	--	--
	--	--	--	--	--	22,076 [4]	1,299,393	--	--
	--	--	--	--	--	--	--	132,283 [9]	7,786,177 [9]
	--	--	--	--	--	--	--	116,008 [10]	6,828,231 [10]
Allen L. Leverett	122,010	--	--	33.435	1/02/14	--	--	--	--
	100,000	--	--	34.200	1/18/15	--	--	--	--
	95,000	--	--	39.475	1/03/16	--	--	--	--
	129,000	--	--	47.755	1/03/17	--	--	--	--
	--	164,250	--	48.035	1/02/18	--	--	--	--
	--	146,000	--	42.215	1/02/19	--	--	--	--
	--	34,105	--	49.840	1/04/20	--	--	--	--
	--	--	--	--	--	4,310 [5]	253,687	--	--
	--	--	--	--	--	--	--	69,983 [9]	4,119,199 [9]
	--	--	--	--	--	--	--	60,375 [10]	3,553,673 [10]

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options: Exercisable [(1)] (#)	Number of Securities Underlying Unexercised Options: Unexercisable [(2)] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested [(3)] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested [(3)] ($)
Frederick D. Kuester	100,000	--	--	34.200	1/18/15	--	--	--	--
	95,000	--	--	39.475	1/03/16	--	--	--	--
	129,000	--	--	47.755	1/03/17	--	--	--	--
	--	164,250	--	48.035	1/02/18	--	--	--	--
	--	146,000	--	42.215	1/02/19	--	--	--	--
	--	34,105	--	49.840	1/04/20	--	--	--	--
	--	--	--	--	--	12,548 [(6)]	738,575	--	--
	--	--	--	--	--	--	--	69,983 [(9)]	4,119,199 [(9)]
	--	--	--	--	--	--	--	60,375 [(10)]	3,553,673 [(10)]
James C. Fleming	61,500	--	--	47.755	1/03/17	--	--	--	--
	--	61,500	--	48.035	1/02/18	--	--	--	--
	--	53,200	--	42.215	1/02/19	--	--	--	--
	--	12,140	--	49.840	1/04/20	--	--	--	--
	--	--	--	--	--	2,085 [(7)]	122,723	--	--
	--	--	--	--	--	--	--	25,498 [(9)]	1,500,812 [(9)]
	--	--	--	--	--	--	--	21,490 [(10)]	1,264,901 [(10)]
Kristine A. Rappé	--	50,200	--	48.035	1/02/18	--	--	--	--
	--	44,495	--	42.215	1/02/19	--	--	--	--
	--	10,120	--	49.840	1/04/20	--	--	--	--
	--	--	--	--	--	2,750 [(8)]	161,865	--	--
	--	--	--	--	--	--	--	21,324 [(9)]	1,255,131 [(9)]
	--	--	--	--	--	--	--	17,920 [(10)]	1,054,771 [(10)]

(1) All options reported in this column are fully vested and exercisable.

(2) All options reported in this column with an exercise price of $48.035 and an expiration date of January 2, 2018, fully vest and become exercisable on January 2, 2011. All options reported in this column with an exercise price of $42.215 and an expiration date of January 2, 2019, fully vest and become exercisable on January 2, 2012. All options reported in this column with an exercise price of $49.84 and an expiration date of January 4, 2020, fully vest and become exercisable on January 4, 2013.

(3) Based on the closing price of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on December 31, 2010, the last trading day of the year.

(4) Effective April 14, 2003, Mr. Klappa was granted a restricted stock award of 39,510 shares, which vest at the rate of 10% for each year of service until 100% vesting occurs on April 14, 2013. Earlier vesting may occur due to (1) a termination of employment by (a) death, (b) disability, (c) a change in control of the Company, (d) Mr. Klappa for good reason, or (e) the Company without cause, or (2) action by the Compensation Committee. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on this award of restricted stock.

Effective January 4, 2010, Mr. Klappa was granted a restricted stock award of 8,285 shares, which vest in three equal annual installments beginning on January 4, 2011. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability or by action of the Compensation Committee.

(5) Effective January 4, 2010, Mr. Leverett was granted a restricted stock award of 4,310 shares, which vest in three equal annual installments beginning on January 4, 2011. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability or by action of the Compensation Committee.

(6) Effective October 13, 2003, Mr. Kuester was granted a restricted stock award of 24,140 shares, which vest at the rate of 10% for each year of service until 100% vesting occurs on October 13, 2013. Earlier vesting may occur due to (1) a termination of employment by (a) death, (b) disability, (c) a change in control of the Company, (d) Mr. Kuester for good reason, or (e) the

Company without cause, or (2) action by the Compensation Committee. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on this award of restricted stock.

Effective January 4, 2010, Mr. Kuester was granted a restricted stock award of 4,310 shares, which vest in three equal annual installments beginning on January 4, 2011. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability or by action of the Compensation Committee.

(7) Effective January 6, 2006, Mr. Fleming was granted a restricted stock award of 2,500 shares, which vest at the rate of 20% for each year of service until 100% vesting occurs on January 6, 2011. Earlier vesting may occur due to termination of employment by death, disability or a change in control of the Company or by action of the Compensation Committee. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on this award of restricted stock.

Effective January 4, 2010, Mr. Fleming was granted a restricted stock award of 1,535 shares, which vest in three equal annual installments beginning on January 4, 2011. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability or by action of the Compensation Committee.

(8) Effective February 7, 2001, Ms. Rappé was granted shares of restricted stock that vest in full ten years from the grant date, subject to a performance accelerator. The performance accelerator is triggered by achieving certain cumulative earnings per share targets measured from the respective grant date. Ten percent annually is available for accelerated vesting and the stock is subject to cumulative vesting. Earlier vesting may occur due to termination of employment by death, disability or a change in control of the Company or by action of the Compensation Committee. In addition, the stock vests upon retirement at or after attainment of age 60. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on this award of restricted stock.

Effective January 4, 2010, Ms. Rappé was granted a restricted stock award of 1,280 shares, which vest in three equal annual installments beginning on January 4, 2011. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability or by action of the Compensation Committee.

(9) The number of performance units reported were awarded in 2009 and vest at the end of the three-year performance period ending December 31, 2011. The number of performance units reported and their corresponding value are based upon a payout at the maximum amount.

(10) The number of performance units reported were awarded in 2010 and vest at the end of the three-year performance period ending December 31, 2012. The number of performance units reported and their corresponding value are based upon a payout at the maximum amount.

Option Exercises and Stock Vested for Fiscal Year 2010

This table shows the number and value of (1) stock options that were exercised by the named executive officers, (2) restricted stock awards that vested and (3) performance units that vested in 2010.

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise [1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gale E. Klappa	252,990 --	7,700,547 --	4,798 [2] 51,000 [4]	245,298 [3] 3,001,860 [5]
Allen L. Leverett	227,990 --	5,704,830 --	2,257 [2] 26,945 [4]	112,757 [3] 1,585,983 [5]
Frederick D. Kuester	350,000 --	7,527,486 --	2,921 [2] 26,945 [4]	169,622 [3] 1,585,983 [5]
James C. Fleming	75,000 --	1,531,125 --	554 [2] [6] 10,370 [4]	27,467 [3] [6] 610,378 [5]
Kristine A. Rappé	192,425 --	2,781,718 --	2,634 [2] [6] 8,245 [4]	156,885 [3] [6] 485,301 [5]

(1) Value realized upon the exercise of options is determined by multiplying the number of shares received upon exercise by the difference between the market price of Wisconsin Energy common stock at the time of exercise and the exercise price.

(2) Reflects the number of shares of restricted stock that vested in 2010.

(3) Restricted stock value realized is determined by multiplying the number of shares of restricted stock that vested by the fair market value of Wisconsin Energy common stock on the date of vesting. We compute fair market value as the average of the high and low prices of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on the vesting date.

(4) Reflects the number of performance units that vested as of December 31, 2010, the end of the applicable three-year performance period. The performance units were settled in cash.

(5) Performance units value realized is determined by multiplying the number of performance units that vested by the closing market price of Wisconsin Energy common stock on December 31, 2010.

(6) Mr. Fleming and Ms. Rappé deferred $27,467 and $156,885, respectively, into the WEC Executive Deferred Compensation Plan. The number of phantom stock units received in the WEC Executive Deferred Compensation Plan equaled the number of shares of restricted stock deferred.

Pension Benefits at Fiscal Year-End 2010

The following table sets forth information for each named executive officer regarding their pension benefits at fiscal year-end 2010 under WEC's four different retirement plans discussed below.

(a)	(b)	(c)	(d)	(e)
Name	Plan Name	Number of Years Credited Service [1] (#)	Present Value of Accumulated Benefit [2][3] ($)	Payments During Last Fiscal Year ($)
Gale E. Klappa	WEC Plan	7.67	136,525	--
	SERP A	7.67	1,476,614	--
	Individual Letter Agreement	33.33	14,999,399	--
Allen L. Leverett	WEC Plan	7.50	121,768	--
	SERP A	7.50	723,652	--
	Individual Letter Agreement	22.00	1,019,050	--
Frederick D. Kuester	WEC Plan	7.17	124,327	--
	SERP A	7.17	662,597	--
	Individual Letter Agreement	38.33	8,752,282	--
James C. Fleming	WEC Plan	5.00	84,341	--
	SERP A	5.00	243,483	--
	Individual Letter Agreement	5.00	669,760	--
Kristine A. Rappé	WEC Plan	28.33	682,156	--
	SERP A	28.33	1,992,108	--
	SERP B	-- [4]	563,323	--
	Individual Letter Agreement	--	--	--

(1) Years of service are computed as of December 31, 2010, the pension plan measurement date used for financial statement reporting purposes. Messrs. Klappa, Leverett and Kuester have been credited with 25.66, 14.5 and 31.16 years of service, respectively, pursuant to the terms of their Individual Letter Agreements (ILAs). The increase in the aggregate amount of each of Messrs. Klappa's, Leverett's and Kuester's accumulated benefit under all of Wisconsin Energy's retirement plans resulting from the additional years of credited service is the amount identified in connection with each respective ILA set forth in column (d).

(2) The key assumptions used in calculating the actuarial present values reflected in this column are:

- First projected unreduced retirement age based on current service:
  - For Mr. Klappa, age 62.
  - For Messrs. Leverett and Fleming, and Ms. Rappé, age 65.
  - For Mr. Kuester, age 60.
- Discount rate of 5.60%.
- Cash balance interest crediting rate of 6.03%.
- Form of payment:
  - WEC Plan: Lump sum.
  - SERP: Life annuity.
  - ILA: Life annuity, other than Mr. Fleming who we assume will receive a lump sum payment.

- Mortality Table, for life annuity:
  - Messrs. Klappa, Leverett and Kuester - RP2000 with projection to 2010 - Male.
  - Mr. Fleming – N/A.
  - Ms. Rappé - RP2000 with projection to 2015 - Female.

(3) Wisconsin Energy's pension benefit obligations to Messrs. Klappa, Leverett and Kuester will be partially offset by pension benefits Messrs. Klappa, Leverett and Kuester are entitled to receive from their former employers. The amounts reported for Messrs. Klappa, Leverett and Kuester represent only Wisconsin Energy's obligation of the aggregate actuarial present value of each of their accumulated benefit under all of the plans. The total aggregate actuarial present value of each of Messrs. Klappa's, Leverett's and Kuester's accumulated benefit under all of the plans is $20,127,229, $2,116,702 and $12,475,997, respectively, $3,514,691, $252,232 and $2,936,791 of which we estimate the prior employer is obligated to pay. If Mr. Klappa's, Mr. Leverett's or Mr. Kuester's former employer becomes unable to pay its portion of his respective accumulated pension benefit, Wisconsin Energy is obligated to pay the total amount.

(4) Pursuant to the terms of SERP B, participants are not entitled to any payments until after they retire at or after age 60, regardless of how many years they have been employed with the Company. Therefore, there are no years of credited service associated with participation in SERP B.

Retirement Plans

Wisconsin Energy maintains four different plans providing for retirement payments and benefits: a defined benefit pension plan of the cash balance type (WEC Plan); two supplemental executive retirement plans (SERP A and SERP B); and Individual Letter Agreements with each of the named executive officers. The compensation currently considered for purposes of the retirement plans (other than the WEC Plan) for Messrs. Klappa, Leverett and Kuester, and Ms. Rappé is $3,393,147, $1,581,091, $1,709,416 and $868,149, respectively. These amounts represent the average compensation (consisting of base salary and annual incentive compensation) for the 36 highest consecutive months. Under the terms of Mr. Fleming's employment agreement with WEC, the compensation considered for purposes of the retirement plans (other than the WEC Plan) is $1,066,118. This amount represents Mr. Fleming's 2010 base salary, which was the same as his 2009 base salary, plus his 2009 STPP award paid in 2010. As of December 31, 2010, Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé currently have or are considered to have 33.33, 22.00, 38.33, 5.00 and 28.33 credited years of service, respectively, under the various supplemental plans described below. Mr. Leverett and Ms. Rappé are not entitled to these supplemental benefits until they attain the age of 60. Neither Mr. Fleming nor Ms. Rappé were granted additional years of credited service.

The WEC Plan. Most regular full-time and part-time employees, including the named executive officers, participate in the WEC Plan. The WEC Plan bases a participant's defined benefit pension on the value of a hypothetical account balance. For individuals participating in the WEC Plan as of December 31, 1995, a starting account balance was created equal to the present value of the benefit accrued as of December 31, 1994, under the plan benefit formula prior to the change to a cash balance approach. That formula provided a retirement income based on years of credited service and average compensation (consisting of base salary) for the 36 highest consecutive months, with an adjustment to reflect the Social Security integrated benefit. In addition, individuals participating in the WEC Plan as of December 31, 1995, received a special one-time transition credit amount equal to a specified percentage varying with age multiplied by credited service and 1994 base pay.

The present value of the accrued benefit as of December 31, 1994, plus the transition credit, was also credited with interest at a stated rate. For 1996 through 2007, a participant received annual credits to the account equal to 5% of base pay (including 401(k) plan pre-tax deferrals and other items), plus an interest credit on all prior accruals equal to 4% plus 75% of the annual time-weighted trust investment return for the year in excess of 4%.

Beginning January 1, 2008, the interest credit on all prior accruals no longer fluctuates based upon the trust's investment return for the year. Instead, the interest credit percentage is set at either the long-term corporate bond third segment rate, published by the Internal Revenue Service, or 4%, whichever is greater. For participants in the WEC Plan on December 31, 2007, their WEC Plan benefit starting January 1, 2008 will never be less than the benefit accrued as of December 31, 2007. The WEC Plan benefit will be calculated under both formulas to provide participants with the greater benefit; however, in calculating a participant's benefit accrued as of December 31, 2007, interest credits as defined under the prior WEC Plan formula will be taken into account but not any additional pay credits. Additionally, the WEC Plan continues to provide that up to an additional 2% of base pay may be earned based upon achievement of earnings targets. Participants who were "grandfathered" as of December 31, 1995 as discussed below, will still receive the greater of the grandfathered benefit or the cash balance benefit.

The life annuity payable under the WEC Plan is determined by converting the hypothetical account balance credits into annuity form.

Individuals who were participants in the WEC Plan on December 31, 1995 were "grandfathered" so that they will not receive any lower retirement benefit than would have been provided under the prior formula, had it continued. This amount continued to increase until December 31, 2010, at which time it was frozen. Upon retirement, participants will receive the greater of this frozen amount or the accumulated cash balance.

For the named executive officers other than Mr. Fleming who does not participate in the prior plan formula, estimated benefits under the "grandfathered" formula are higher than under the cash balance plan formula. Although all of the named executive officers, other than Ms. Rappé who is grandfathered under the prior plan formula, participate in the cash balance plan formula, pursuant to the agreements discussed below, Messrs. Klappa's, Leverett's and Kuester's total retirement benefits would be determined by the prior plan benefit formula if they were to retire at or after age 60. Both Messrs. Klappa and Kuester turned 60 in 2010. These benefits are payable under the Individual Letter Agreements, not the WEC Plan. These agreements also provide that the prior plan benefit formula will continue to be applied until retirement, with no amounts frozen as of December 31, 2010. The named executive officers, other than Ms. Rappé, would receive the cash balance in their accounts if they were to terminate employment prior to attaining the age of 60. Ms. Rappé would receive benefits under either the grandfathered formula or the cash balance plan formula, whichever is higher, if she were to terminate employment prior to attaining the age of 60.

Under the WEC Plan, participants receive unreduced pension benefits upon reaching one of the following three thresholds: (1) age 65; (2) age 62 with 30 years of service; or (3) age 60 with 35 years of service.

Pursuant to the Internal Revenue Code, only $245,000 of pension eligible earnings (base pay and annual incentive compensation) may be considered for purposes of the WEC Plan.

Supplemental Executive Retirement Plans and Individual Letter Agreements. Designated officers of Wisconsin Energy and Wisconsin Electric Power Company, including all of the named executive officers, participate in SERP A and SERP B (collectively, the "SERP"), which are part of the Supplemental Pension Plan (the "SPP") adopted to comply with Section 409A of the Internal Revenue Code. SERP A provides monthly supplemental pension benefits to participants, which will be paid out of unsecured corporate assets, or the grantor trust described below, in an amount equal to the difference between the actual pension benefit payable under the WEC Plan and what such pension benefit would be if calculated without regard to any limitation imposed by the Internal Revenue Code on pension benefits or covered compensation, including amounts deferred to the Wisconsin Energy Corporation Executive Deferred Compensation Plan. In addition, pursuant to the terms of SERP B, Ms. Rappé also will receive a supplemental lifetime annuity, equal to 10% of the average compensation (consisting of base salary and annual incentive compensation) for the 36 highest consecutive months. Except for a "change in control" of Wisconsin Energy, as defined in the SPP, and pursuant to the terms of the Individual Letter Agreements discussed below, no payments are made until after the participant's retirement at or after age 60 or death. If a participant in the SERP dies prior to age 60, his or her beneficiary is entitled to receive retirement benefits under the SERP. SERP B is only provided to a grandfathered group of officers and was designed to provide an incentive to key employees to remain with the Company until retirement or death. The Compensation Committee eliminated the SERP B benefit a number of years ago.

Wisconsin Energy has entered into agreements with Messrs. Klappa, Leverett and Kuester to provide them with supplemental retirement benefits upon retirement at or after age 60. The supplemental retirement payments are intended to make the total retirement benefits payable to the executive comparable to that which would have been received under the WEC Plan as in effect on December 31, 1995, had the defined benefit formula then in effect continued until the executive's retirement, calculated without regard to Internal Revenue Code limits, and as if the executive had started participation in the WEC Plan at age 27 for Mr. Klappa, on January 1, 1989 for Mr. Leverett, and at the age of 22 for Mr. Kuester. The retirement benefits payable to Messrs. Klappa, Leverett and Kuester will be offset by the value of any qualified or non-qualified defined benefit pension plans of prior employers.

Messrs. Klappa's, Leverett's and Kuester's agreements also provide for a pre-retirement spousal benefit to be paid to their spouses in the event of the executive's death while employed by the Company. The benefit payable is equal to the amount which would have been received by the executive's spouse under the WEC Plan as in effect on December 31, 1995, had the benefit formula then in effect continued until the executive's death, calculated without regard to Internal Revenue Code limits, and as if the executive had started at the ages or dates indicated above for each executive. The spousal benefit payable would be offset by one-half of the value of any qualified or non-qualified deferred benefit pension plans of Messrs. Klappa's, Leverett's and Kuester's prior employers.

Wisconsin Energy has entered into an agreement with Mr. Fleming to provide him a special supplemental pension to keep him whole for pension benefits he would have received from his prior employer. Wisconsin Energy will credit Mr. Fleming's account with a minimum of $80,000 annually, and will credit up to an additional $40,000 annually based on performance against Company goals as determined by the Compensation Committee. The amounts credited to Mr. Fleming's account will earn interest as if it had been credited to the WEC Plan. The account balance vested as, pursuant to the terms of Mr. Fleming's agreement, vesting occurs at the earlier of five years from the date Mr. Fleming commenced employment (January 3, 2011) or age 65. Mr. Fleming turned 65 in 2010. The account balance will be paid pursuant to the terms of the SPP. Mr. Fleming also participates in the WEC Plan and SERP A, without any additional years of credited service.

The purpose of these agreements is to ensure that Messrs. Klappa, Leverett, Kuester and Fleming did not lose pension earnings by joining the executive management team at Wisconsin Energy they otherwise would have received from their former employers. Since retirement plans operate in a manner where accrued amounts increase substantially as a participant increases in age and years of service, these officers forfeited substantial pension benefits by coming to work for Wisconsin Energy. Without providing a means to retain these pension benefits, it would have been difficult for Wisconsin Energy to attract these officers.

In order to allow Ms. Rappé to retire at age 60 with an unreduced pension benefit, Wisconsin Energy entered into an agreement with Ms. Rappé whereby her SERP A benefit will not be subject to early retirement reduction factors if she retires at or after age 60. Under this agreement, if Ms. Rappé were to retire at age 60, she would be granted less than one year of additional credited service.

The SPP provides for a mandatory lump sum payment upon a change in control if the executive's employment is terminated within 18 months after the change in control. The Wisconsin Energy Amended Non-Qualified Trust, a grantor trust, was established to fund certain non-qualified benefits, including the SPP and the Individual Letter Agreements, as well as the Executive Deferred Compensation Plan and the Directors' Deferred Compensation Plan discussed later in this proxy statement. See "Potential Payments upon Termination or Change in Control" later in this proxy statement for additional information.

Nonqualified Deferred Compensation for Fiscal Year 2010

The following table reflects activity by the named executive officers during 2010 in WEC's Executive Deferred Compensation Plan discussed below.

(a)	(b)	(c)	(d)	(e)	(f)
Name	Executive Contributions in Last Fiscal Year [(1)] ($)	Registrant Contributions in Last Fiscal Year [(2)] ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End [(3)] ($)
Gale E. Klappa	460,037	127,135	103,059	--	3,518,793
Allen L. Leverett	111,449	54,210	129,289	--	2,264,948
Frederick D. Kuester	112,829	59,379	88,883	--	2,081,371
James C. Fleming	185,177	33,170	92,719	--	1,123,458
Kristine A. Rappé	217,930	25,408	244,251	--	2,297,279

(1) Other than $60,539 and $156,885 of Mr. Fleming's and Ms. Rappé's contribution, respectively, all of the amounts are reported as compensation in the Summary Compensation Table of this proxy statement. These amounts consist of the value of restricted stock that vested during 2010 and/or dividends paid on performance units during 2010. The grant date fair value of the performance units granted in 2008, 2009 and 2010 are included in the Summary Compensation Table.

(2) All of the reported amounts are reported as compensation in the Summary Compensation Table.

(3) $2,418,009, $1,500,655, $1,333,971, $666,699 and $293,613 of the reported amounts were reported as compensation in the Summary Compensation Tables in prior proxy statements for Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé, respectively. Messrs. Klappa, Leverett and Kuester have been named executive officers since commencing employment with Wisconsin Energy in 2003. Mr. Fleming has been a named executive officer since commencing employment with Wisconsin Energy in January 2006. Ms. Rappé was a named executive officer in 2004 and 2005, and became a named executive officer again in 2007.

Executive Deferred Compensation Plan

WEC maintains two executive deferred compensation plans, the Legacy Wisconsin Energy Corporation Executive Deferred Compensation Plan (the "Legacy EDCP") and the Wisconsin Energy Corporation Executive Deferred Compensation Plan (the "EDCP"), adopted effective January 1, 2005 to comply with Section 409A of the Internal Revenue Code. Executive officers and certain other highly compensated employees are eligible to participate in both plans. The Legacy EDCP provides that (i) amounts earned, deferred, vested, credited and/or accrued as of December 31, 2004 are preserved and frozen so that these amounts are exempt from Section 409A and (ii) no new employees may participate in the Legacy EDCP as of January 1, 2005. Since January 1, 2005, all deferrals have been made to the EDCP. The provisions of each of these plans are described below.

The Legacy EDCP. Under the plan, a participant could have deferred up to 100% of his or her base salary, annual incentive compensation, long-term incentive compensation (including the value of any stock option gains, vested awards of restricted stock, performance shares and units and dividends earned on unvested performance units), severance payments due under WEC's Executive Severance Policy or under any change in control agreement between the Company and a participant, and any "make-whole" pension supplements.

Deferral elections were made annually by each participant for the upcoming plan year. The Company maintains detailed records tracking each participant's "account balance." In addition to deferrals made by the participants, the Company was also able to credit each participant's account balance by matching a certain portion of each participant's deferral. Such deferral matching was determined by a formula taking into account the matching rate applicable under the Company's 401(k) plan, the percentage of compensation subject to such matching rate, the participant's gross compensation eligible for matching and the amount of eligible compensation actually deferred. Also, the Company, in its discretion, could have credited any other amounts, as appropriate, to each participant's account. Additionally, "make-whole" payments could have been made to participants who were not eligible to participate in the SERP and whose deferrals resulted in lesser payments under the Company's qualified pension plan.

The Company tracks each participant's account balance as though the balance was actually invested in one or more of several measurement funds. Measurement fund elections are not actual investments, but are elections chosen only for purposes of calculating market gain or loss on deferred amounts for the duration of the deferral period. Each participant may select the amount of deferred compensation to be allocated among any one or more of the available measurement funds. Participants may elect from among eight measurement funds that correspond to investment options in our 401(k) plan in addition to the prime rate fund and the Company's stock measurement fund. Deferred amounts relating to the value of participants' stock option gains and vested restricted stock are always deemed invested in the Company's stock measurement fund and may not be transferred to any other measurement fund. Contributions and deductions may be made to each participant's account based on the performance of the measuring funds elected. The table below shows the funds available under the Legacy EDCP and their annual rate of return for the calendar year ended December 31, 2010:

Name of Fund	Rate of Return (%)	Name of Fund	Rate of Return (%)
Fidelity Balanced Fund	13.76	Prime Rate	3.30
Fidelity Diversified International Fund	9.65	S&P 500 Fund	15.07
Fidelity Growth Company Fund	20.55	Vanguard Intermediate Bond Index	13.15
Fidelity Low-Priced Stock Fund	20.70	Vanguard Mid-Cap Index	25.46
MFS Value R4	11.68	WEC Common Stock Fund	21.71

Each participant's account balance is debited or credited periodically based on the performance of the measurement fund(s) elected by the participant. Subject to certain restrictions, participants may make changes to their measurement fund elections by notice to the committee administering the plan.

At the time of his or her deferral election, each participant designated a prospective payout date for any or the entire amount deferred, plus any amounts debited or credited to the deferred amount as of the designated payout date. A participant may elect, at any time, to withdraw part (a minimum of $25,000) or all of his or her account balance, subject to a withdrawal penalty of 10%. Payout amounts may be limited to the extent to which they are deductible by the Company under Section 162(m) of the Internal Revenue Code.

The balance of a participant's account is payable on his or her retirement in either a lump sum payout or in annual installments, at the election of the participant. Upon the death of a participant after retirement, payouts are made to the deceased participant's beneficiary in the same manner as though such payout would have been made to the participant had the participant survived. In the event of a participant's termination of employment prior to retirement, the participant may elect to receive a payout beginning the year after termination in the amount of his or her account balance as of the termination date either in a lump sum or in annual installments over a period of five years. Any participant who suffers from a continued disability will be entitled to the benefits of plan participation unless and until the committee administering the plan determines that the participant has been terminated for purposes of continued participation in the plan. Upon any such determination, the disabled participant is paid out as though the participant had retired. Except in certain limited circumstances, participants' account balances will be paid out in a lump sum (1) upon the occurrence of a change in control, as defined in the plan, or (2) upon any downgrade of the Company's senior debt obligations to less than "investment grade." The deferred amounts will be paid out of the general corporate assets or the assets of the WEC Amended Non-Qualified Trust.

The EDCP. Under the plan, a participant may defer up to 75% of his or her base salary and annual incentive compensation and up to 100% of his or her long-term incentive compensation (including vested awards of restricted stock, performance units and dividends earned on unvested performance units). Stock option gains may not be deferred into the EDCP.

Generally, deferral elections are made annually by each participant for the upcoming plan year. The Company maintains detailed records tracking each participant's "account balance." In addition to deferrals made by the participants, the Company may also credit each participant's account balance by matching a certain portion of each participant's deferral. Such deferral matching is determined by a formula taking into account the matching rate applicable under the Company's 401(k) plan, the percentage of compensation subject to such matching rate, the participant's gross compensation eligible for matching and the amount of eligible compensation actually deferred. Also, the Company, in its discretion, may credit any other amounts, as appropriate, to each participant's account.

The Company tracks each participant's account balance as though the balance was actually invested in one or more of several measurement funds. Measurement fund elections are not actual investments, but are elections chosen only for purposes of calculating market gain or loss on deferred amounts for the duration of the deferral period. Each participant may select the amount of deferred compensation to be allocated among any one or more of the same ten measurement funds described under "The Legacy EDCP" above. Deferred amounts relating to the value of participants' vested restricted stock are always deemed invested in the Company's stock measurement fund and may not be transferred to any other measurement fund. Contributions and deductions may be made to each participant's account based on the performance of the measuring funds elected.

Each participant's account balance is debited or credited periodically based on the performance of the measurement fund(s) elected by the participant. Subject to certain restrictions, participants may make changes to their measurement fund elections by notice to the committee administering the plan.

At the time of his or her deferral election, each participant may designate a prospective payout date for any or the entire amount deferred, plus any amounts debited or credited to the deferred amount as of the designated payout date. Amounts deferred into the EDCP may not be withdrawn at the discretion of the participant and a change to the designated payout date delays the initial payment five years beyond the originally designated payout date. The Company may not limit payout amounts in order to deduct such amounts under Section 162(m) of the Internal Revenue Code.

The balance of a participant's account is payable on his or her retirement in either a lump sum payout or in annual installments, at the election of the participant. Upon the death of a participant after retirement, payouts are made to the deceased participant's beneficiary in the same manner as though such payout would have been made to the participant had the participant survived. In the event of a participant's termination of employment prior to retirement, the participant may elect to receive a payout beginning the year after termination in the amount of his or her account balance as of the termination date either in a lump sum or in annual installments over a period of five years. Disability is not itself a payment event until the participant terminates employment with WEC or its subsidiaries. A participant's account balance will be paid out in a lump sum if the participant separates from service with WEC or its subsidiaries within 18 months after a change in control of WEC, as defined in the plan. The deferred amounts will be paid out of the general corporate assets or the assets of the WEC Amended Non-Qualified Trust.

Potential Payments upon Termination or Change in Control

The tables below reflect the amount of compensation payable to each of our named executive officers in the event of termination of each executive's employment. These amounts are in addition to each named executive officers' aggregate balance in the Executive Deferred Compensation Plan at fiscal year-end 2010, as reported in column (f) under "Nonqualified Deferred Compensation for Fiscal Year 2010." The amount of compensation payable to each named executive officer upon voluntary termination, normal retirement, for-cause termination, involuntary termination (by the Company for any reason other than cause, death or disability or by the executive for "good reason"), termination following a "change in control", disability and death are set forth below. The amounts shown assume that such termination was effective as of December 31, 2010 and include amounts earned through that date, and are estimates of the amounts which would be paid out to the named executive officers upon termination. The amounts shown under "Normal Retirement" assume the named executive officers were retirement eligible with no reduction of retirement benefits. The amounts shown under "Termination Upon a Change in Control" assume the named executive officers terminated employment as of December 31, 2010, which was within 18 months of a change in control of WEC. The amounts reported in the row titled "Retirement Plans" in each table below are not in addition to the amounts reflected under "Pension Benefits at Fiscal Year-End 2010." The actual amounts to be paid out can only be determined at the time of an officer's termination of employment.

Payments Made Upon Voluntary Termination or Termination for Cause, Death or Disability. In the event a named executive officer voluntarily terminates employment or is terminated for cause, death or disability, the officer will receive:

- accrued but unpaid base salary and, for termination by death or disability, pro-rated annual incentive compensation;
- 401(k) plan and Executive Deferred Compensation Plan account balances;
- the WEC Plan cash balance;
- in the case of death or disability, full vesting in all outstanding stock options, restricted stock and performance units (otherwise, the ability to exercise already vested options within three months of termination); and
- if termination occurs after age 60 or by death or disability, vesting in the SERP and Individual Letter Agreements.

Named executive officers are also entitled to the value of unused vacation days, if any, and for termination by death, benefits payable under the death benefit only plan.

Payments Made Upon Normal Retirement. In the event of the retirement of a named executive officer, the officer will receive:

- full vesting in all outstanding stock options and a prorated amount of performance units;
- full vesting in all retirement plans, including the WEC Plan, SERP and Individual Letter Agreements; and
- 401(k) plan and Executive Deferred Compensation Plan account balances.

Named executive officers are also entitled to the value of unused vacation days, if any.

Payments Made Upon a Change in Control or Involuntary Termination. Wisconsin Energy has entered into written employment agreements with each of Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé, which provide for certain severance benefits as described below.

Under the agreement with Mr. Klappa, severance benefits are provided if his employment is terminated:

- in anticipation of or following a change in control by the Company for any reason, other than cause, death or disability;
- by Mr. Klappa for good reason in anticipation of or following a change in control;
- by Mr. Klappa within six months after completing one year of service following a change in control; or
- in the absence of a change in control, by the Company for any reason other than cause, death or disability or by Mr. Klappa for good reason.

Upon the occurrence of one of these events, Mr. Klappa's agreement provides for:

- a lump sum severance payment equal to three times the sum of Mr. Klappa's highest annual base salary in effect in the last three years and highest bonus amount;
- three years' continuation of health and certain other welfare benefit coverage and eligibility for retiree health coverage thereafter;
- a payment equal to the value of three additional years' of participation in the applicable qualified and non-qualified retirement plans based upon the higher of (1) the annual base salary in effect at the time of termination and (2) any salary in effect during the 180 day period preceding termination, plus the highest bonus amount;
- a payment equal to the value of three additional years of Company match in the 401(k) plan and the Executive Deferred Compensation Plan;
- full vesting in all outstanding stock options, restricted stock and other equity awards;
- 401(k) plan and Executive Deferred Compensation Plan account balances;
- certain financial planning services and other benefits; and
- in the event of a change in control, a "gross-up" payment should any payments or benefits under the agreements trigger federal excise taxes under the "parachute payment" provisions of the tax law.

The highest bonus amount would be calculated as the largest of (1) the current target bonus for the fiscal year in which employment termination occurs, or (2) the highest bonus paid in any of the last three fiscal years of the Company prior to termination or the change in control. The agreement contains a one-year non-compete provision applicable on termination of employment.

Mr. Leverett's and Mr. Kuester's agreements are substantially similar to Mr. Klappa's, except that if their employment is terminated by the Company for any reason other than cause, death or disability or by them for good reason in the absence of a change in control:

- the special lump sum severance benefit is two times the sum of their highest annual base salary in effect for the three years preceding their termination and their highest bonus amount;
- health and certain other welfare benefits are provided for a two-year period;
- the special retirement plan lump sum is calculated as if their employment continued for a two-year period following termination of employment; and
- the payment for 401(k) plan and Executive Deferred Compensation Plan match is equal to two years of Company match.

Mr. Leverett's and Mr. Kuester's agreements contain a one-year non-compete provision applicable on termination of employment.

Mr. Fleming is entitled to the same benefits as Mr. Klappa upon termination of employment in connection with a change in control. However, Mr. Fleming is not entitled to receive any severance payments under his agreement upon the termination of employment for good reason or without cause in the absence of a change in control.

Ms. Rappé's agreement is substantially similar to Mr. Klappa's, except that if Ms. Rappé's employment is terminated upon a change in control, (1) the special lump sum severance benefit is three times the sum of her highest annual base salary in effect for the three years preceding termination and her target bonus amount, and (2) the payment related to the retirement plans is based upon the same base salary amount calculated as set forth above plus her target bonus amount. In addition, if Ms. Rappé's employment is terminated by the Company for any reason other than cause, death or disability or by Ms. Rappé for good reason in the absence of a change of control:

- the special lump sum severance benefit is two times the sum of her highest annual base salary in effect for the three years preceding her termination and her target bonus amount;
- health and certain other welfare benefits are provided for a two-year period;

- the special retirement plan lump sum is calculated as if her employment continued for a two-year period following termination of employment; and
- the payment for 401(k) plan and Executive Deferred Compensation Plan match is equal to two years of Company match.

Ms. Rappé's agreement contains a one-year non-compete provision applicable on termination of employment.

Pursuant to the terms of the SPP and Individual Letter Agreements, retirement benefits are paid to the named executive officers upon termination of employment within 18 months of a change in control. Participants in SERP A, including the named executive officers, are also eligible to receive a supplemental disability benefit in an amount equal to the difference between the actual amount of the benefit payable under the long-term disability plan applicable to all employees and what such disability benefit would have been if calculated without regard to any limitation imposed by the broad-based plan on annual compensation recognized thereunder. Generally, pursuant to the agreements, a change in control is deemed to occur:

(1) if any person or group acquires WEC common stock that constitutes more than 50% of the total fair market value or total voting power of WEC;
(2) if any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) WEC common stock that constitutes 30% or more of the total voting power of WEC;
(3) if a majority of the members of WEC's Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of WEC's Board before the date of appointment or election; or
(4) if any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) assets from WEC that have a total gross fair market value equal to or more than 40% of the total gross value of all the assets of WEC immediately before such acquisition or acquisitions, unless the assets are transferred to:
    - an entity that is controlled by the shareholders of the transferring corporation;
    - a shareholder of WEC in exchange for or with respect to its stock;
    - an entity of which WEC owns, directly or indirectly, 50% or more of its total value or voting power; or
    - a person or group (or an entity of which such person or group owns, directly or indirectly, 50% or more of its total value or voting power) that owns, directly or indirectly, 50% or more of the total value or voting power of WEC.

Generally, pursuant to the agreements, good reason means:

(1) solely in the context of a change in control, a material reduction of the executive's duties and responsibilities (other than Mr. Kuester's agreement);
(2) a material reduction in the executive's base compensation;
(3) a material change in the geographic location at which the executive must perform services; or
(4) a material breach of the agreement by the Company.

The following table shows the potential payments upon termination or a change in control of the Company for Gale E. Klappa.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	10,372,761	10,372,761	--	--
Additional Pension Credited Service	--	--	--	2,073,553	2,073,553	--	--
Additional 401(k) and EDCP Match	--	--	--	414,910	414,910	--	--
Long-Term Incentive Compensation:							
Performance Units	4,266,761	4,266,761	--	8,351,057	8,351,057	8,351,057	8,351,057
Restricted Stock	--	--	--	1,299,427	1,299,427	1,299,427	1,299,427
Options	8,432,268	8,432,268	--	8,432,268	8,432,268	8,432,268	8,432,268
Benefits & Perquisites:							
Retirement Plans	16,612,538	16,612,538	16,612,538	14,805,753	14,805,753	16,612,538	7,549,206
Health and Welfare Benefits	--	--	--	42,756	42,756	--	--
Excise Tax Gross-Up	--	--	--	--	10,238,977	--	--
Financial Planning	--	--	--	45,000	45,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	3,387,024
Total	29,311,567	29,311,567	16,612,538	45,867,485	56,106,462	34,695,290	29,018,982

The following table shows the potential payments upon termination or a change in control of the Company for Allen L. Leverett.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	3,220,704	4,831,056	--	--
Additional Pension Credited Service	--	--	--	517,935	762,334	--	--
Additional 401(k) and EDCP Match	--	--	--	128,828	193,242	--	--
Long-Term Incentive Compensation:							
Performance Units	--	2,246,098	--	4,384,481	4,384,481	4,384,481	4,384,481
Restricted Stock	--	--	--	253,687	253,687	253,687	253,687
Options	--	4,515,803	--	4,515,803	4,515,803	4,515,803	4,515,803
Benefits & Perquisites:							
Retirement Plans	121,768	1,864,470	121,768	1,924,537	1,927,268	1,864,470	1,400,950
Health and Welfare Benefits	--	--	--	28,504	42,756	--	--
Excise Tax Gross-Up	--	--	--	--	6,480,166	--	--
Financial Planning	--	--	--	30,000	45,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	1,823,040
Total	121,768	8,626,371	121,768	15,034,479	23,465,793	11,018,441	12,377,961

The following table shows the potential payments upon termination or a change in control of the Company for Frederick D. Kuester.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	3,482,100	5,223,150	--	--
Additional Pension Credited Service	--	--	--	689,913	715,509	--	--
Additional 401(k) and EDCP Match	--	--	--	139,284	208,926	--	--
Long-Term Incentive Compensation:							
Performance Units	2,246,098	2,246,098	--	4,384,481	4,384,481	4,384,481	4,384,481
Restricted Stock	--	--	--	738,596	738,596	738,596	738,596
Options	4,515,803	4,515,803	--	4,515,803	4,515,803	4,515,803	4,515,803
Benefits & Perquisites:							
Retirement Plans	9,539,205	9,539,205	9,539,205	7,958,928	7,257,527	9,539,205	5,099,812
Health and Welfare Benefits	--	--	--	28,504	42,756	--	--
Excise Tax Gross-Up	--	--	--	--	5,129,666	--	--
Financial Planning	--	--	--	30,000	45,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	1,971,000
Total	16,301,106	16,301,106	9,539,205	21,997,609	28,291,414	19,178,085	16,709,692

The following table shows the potential payments upon termination or a change in control of the Company for James C. Fleming.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	--	3,233,082	--	--
Additional Pension Credited Service	--	--	--	--	551,901	--	--
Additional 401(k) and EDCP Match	--	--	--	--	129,323	--	--
Long-Term Incentive Compensation:							
Performance Units	812,660	812,660	--	812,660	1,580,391	1,580,391	1,580,391
Restricted Stock	--	--	--	--	122,746	122,746	122,746
Options	1,660,754	1,660,754	--	1,660,754	1,660,754	1,660,754	1,660,754
Benefits & Perquisites:							
Retirement Plans	997,583	997,583	997,583	1,005,724	1,016,589	997,583	997,583
Health and Welfare Benefits	--	--	--	--	42,756	--	--
Excise Tax Gross-Up	--	--	--	--	2,695,718	--	--
Financial Planning	--	--	--	--	45,000	--	--
Outplacement	--	--	--	--	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	1,323,000
Total	3,470,997	3,470,997	997,583	3,479,138	11,108,260	4,361,474	5,684,474

The following table shows the potential payments upon termination or a change in control of the Company for Kristine A. Rappé.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	1,259,866	1,889,798	--	--
Additional Pension Credited Service	--	--	--	299,088	410,650	--	--
Additional 401(k) and EDCP Match	--	--	--	50,395	75,592	--	--
Long-Term Incentive Compensation:							
Performance Units	--	679,048	--	1,319,936	1,319,936	1,319,936	1,319,936
Restricted Stock	--	161,893	--	161,893	161,893	161,893	161,893
Options	--	1,375,317	--	1,375,317	1,375,317	1,375,317	1,375,317
Benefits & Perquisites:							
Retirement Plans	682,156	3,237,587	682,156	4,067,791	4,075,534	3,237,587	2,032,310
Health and Welfare Benefits	--	--	--	28,504	42,756	--	--
Excise Tax Gross-Up	--	--	--	--	3,403,678	--	--
Financial Planning	--	--	--	30,000	30,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	1,181,124
Total	682,156	5,453,845	682,156	8,622,790	12,815,154	6,094,733	6,070,580

PROPOSAL 5: ADVISORY VOTE ON COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

The Company seeks your advisory vote on the approval of the compensation paid to its named executive officers as described in the Compensation Discussion and Analysis and the related tables included in this proxy statement. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

The Company believes that its executive compensation policies and practices are effective in tying a significant portion of pay to performance, while at the same time providing competitive compensation that attracts and retains talented personnel, and aligning the interests of the Company's executive officers with those of its stockholders.

WEC's executive team has successfully managed the Company through the recent economic downturn. Despite a challenging economic and operating environment over the past few years, the Company has consistently delivered strong financial results and fiscal year 2010 was no different. For 2010, WEC achieved record earnings per share from continuing operations of $3.84 and maintained strong cash flows. In addition, the Company has continued to increase shareholder return as evidenced by its receipt of the Edison Electric Institute's Index Award in the large utility category for the highest total shareholder return over the five-year period ended September 30, 2010.

As described in the Compensation Discussion and Analysis, the Company believes its annual executive compensation is competitive with the market, and the Compensation Committee considers market data obtained from Towers Watson to help establish compensation levels. After careful consideration of the market data and in light of the economic conditions in WEC's service territories, the named executive officers' base salaries were frozen in 2010 for the second consecutive year.

Incentive compensation made up a substantial portion of the named executives' compensation in 2010 and generally, the value will only be realized upon strong corporate performance. The level of long-term incentive compensation for each named executive officer is keyed off of the level of base salary each receives. Short-term incentive compensation is set at levels established in employment agreements the Company entered into with each named executive officer when he or she became an executive officer, and which continue to be supported by market data.

As described in this proxy statement, the Company believes that the compensation paid to its named executive officers in 2010 was well-tailored to the goals of maintaining competitive compensation levels while tying a significant portion of the pay to performance and aligning the interests of the named executive officers with those of stockholders. We urge you to carefully review the Compensation Discussion and Analysis and related tables included above, which describe in greater detail WEC's compensation philosophy and programs, as well as the 2010 compensation levels, in connection with approval of the following resolution:

> "RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in the Proxy Statement for the 2011 Annual Meeting."

The Board of Directors recommends that you vote "FOR" the advisory vote on Executive Compensation.

PROPOSAL 6: ADVISORY VOTE TO ESTABLISH THE FREQUENCY OF SAY-ON-PAY ADVISORY VOTES

The Company also seeks your input with regard to the frequency of future advisory say on pay votes. In particular, we are asking whether the advisory vote should occur every three years, every two years or every year. The Company recommends that you support a frequency period of every three years (a triennial vote) for future non-binding say on pay votes.

A stockholder advisory vote on executive compensation is very important to the Company. We believe a triennial vote is most appropriate given that the long-term incentive compensation, which constitutes a significant portion of executive compensation, vests over a three-year period. The long-term incentive compensation helps create a direct alignment between executive compensation and financial performance results. Therefore, we believe a three-year period is most appropriate to measure the performance of the Company in relation to executive compensation. In addition, setting a three-year period for holding this stockholder vote will enhance stockholder communication by providing a clear, simple means for the Company to obtain information on investor sentiment about our executive compensation philosophy and program. An advisory vote every three years will also be the most effective timeframe for the Company to respond to stockholders' feedback and provide the Company with sufficient time to engage with stockholders to analyze and respond to the vote results. Accordingly, as indicated below, the Board of Directors recommends that you vote in favor of a triennial vote on our executive compensation when considering the following resolution:

> "RESOLVED, that an advisory vote of the Company's stockholders to approve the compensation of the Company's named executive officers be held at an annual meeting of stockholders every year, every two years, or every three years, whichever frequency receives the highest number of stockholder votes in connection with the adoption of this resolution."

You have four choices in voting for this item. You can choose whether the say on pay vote should be conducted every year, every two years or every three years. You may also abstain from voting on this item. You are not voting to approve or disapprove the Board of Directors' recommendation on this matter.

Because your vote is advisory, it will not be binding on the Board of the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding the frequency of say on pay advisory votes on compensation of the named executive officers.

The Board of Directors recommends that you vote for a frequency of "THREE YEARS".

DIRECTOR COMPENSATION

The following table summarizes total compensation awarded to, earned by or paid to each of WEC's non-employee directors during 2010.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned or Paid In Cash ($)	Stock Awards [1][2] ($)	Option Awards [3] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation [4] ($)	Total ($)
John F. Bergstrom	80,000	75,000	--	--	--	21,486	176,486
Barbara L. Bowles	80,000	75,000	--	--	--	19,746	174,746
Patricia W. Chadwick	75,000	75,000	--	--	--	22,447	172,447
Robert A. Cornog	75,000	75,000	--	--	--	20,608	170,608
Curt S. Culver	80,000	75,000	--	--	--	15,349	170,349
Thomas J. Fischer	82,500	75,000	--	--	--	25,670	183,170
Ulice Payne, Jr.	75,000	75,000	--	--	--	10,973	160,973
Frederick P. Stratton, Jr.	75,000	75,000	--	--	--	21,947	171,947

(1) The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, of restricted stock awards made to the directors in 2010. Each restricted stock award vests in full on the third anniversary of the grant date.

(2) Each director held 5,141 shares of restricted stock as of December 31, 2010.

(3) Directors held the following number of options to purchase Wisconsin Energy common stock as of December 31, 2010, all of which are exercisable: Mr. Cornog (10,000) and Mr. Payne (10,000).

(4) All amounts represent costs for the Directors' Charitable Awards Program. See "Compensation of the Board of Directors" below for additional information regarding this program.

Compensation of the Board of Directors

During 2010, each non-employee director received an annual retainer fee of $75,000. Non-employee chairs of Board committees received a quarterly retainer of $1,250, except the chair of the Audit and Oversight Committee who received a quarterly retainer of $1,875. The Company reimbursed non-employee directors for all out-of-pocket travel expenses (which reimbursed amounts are not reflected in the table above). Each non-employee director also received on January 4, 2010, the 2010 annual stock compensation award in the form of restricted stock equal to a value of $75,000, with all shares vesting three years from the grant date. Employee directors do not receive these fees. Insurance is also provided by the Company for director liability coverage, fiduciary and employee benefit liability coverage and travel accident coverage for director travel on Company business. The premiums paid for this insurance are not included in the amounts reported in the table above.

Non-employee directors may defer all or a portion of director fees pursuant to the Directors' Deferred Compensation Plan, adopted effective January 1, 2005 to comply with Section 409A of the Internal Revenue Code. Prior to January 1, 2005, amounts were deferred to the Legacy Directors' Deferred Compensation Plan and are preserved and frozen in that plan, which is not subject to the provisions of Section 409A. Deferred amounts can be credited to any of ten measurement funds, including a WEC phantom stock account. The value of these accounts will appreciate or depreciate based on market performance, as well as through the accumulation of reinvested dividends. Deferral amounts are credited to accounts in the name of each participating director on the books of WEC, are unsecured and are payable only in cash following termination of the director's service to WEC and its subsidiaries. The deferred amounts will be paid out of general corporate assets or the assets of the WEC Amended Non-Qualified Trust.

Although WEC directors also serve on the Wisconsin Electric and Wisconsin Gas boards and their committees, a single annual retainer fee and quarterly committee chair retainer were paid. Fees were allocated among WEC, Wisconsin Electric and Wisconsin Gas based on services rendered.

The Company has a Directors' Charitable Awards Program to help further its philosophy of charitable giving. Under the program, the Company intends to contribute up to $100,000 per year for 10 years to one or more charitable organizations chosen by each director, including employee directors, following the director's death. Directors are provided with one charitable award benefit for serving on the boards of WEC and its subsidiaries. Charitable donations under the program will be paid out of general corporate assets. Directors derive no financial benefit from the program, and all income tax deductions accrue solely to the Company. The tax deductibility of these charitable donations mitigates the net cost to the Company. The Directors' Charitable Awards Program has been eliminated for any new directors elected after January 1, 2007. Directors already participating as of that date, which includes all of the current directors, were grandfathered.

In December 2010, the Compensation Committee conducted its annual review of director compensation and determined that the committee chair retainer fees for each of the committee chairs were below market. As a result, effective January 1, 2011, the Committee increased the annual committee chair retainers as follows: Audit and Oversight Committee from $7,500 to $15,000; Compensation Committee from $5,000 to $12,000; and Finance Committee and Corporate Governance Committee from $5,000 to $10,000.

RISK ANALYSIS OF COMPENSATION POLICIES AND PRACTICES

As part of its process to determine the 2010 compensation of WEC's named executive officers, the Compensation Committee analyzed whether WEC's compensation program taken as a whole creates risks that are reasonably likely to have a material adverse effect on the Company. The Committee concluded it does not. This analysis applies generally to the compensation program for WEC's employees since all management employees (both officers and non-officers) above a certain level are provided with substantially the same mix of compensation as the named executive officers. The compensation package provided to employees below this level is not applicable to this analysis as such compensation package does not provide sufficient incentive to take risks that could materially affect the Company.

There is no objective way to measure risk resulting from a corporation's compensation program; therefore, this analysis is subjective in nature. We believe that the only elements of WEC's compensation program that could incentivize risk taking by its employees, and therefore have a reasonable likelihood of materially adversely affecting the Company, are the annual cash incentive compensation and the long-term incentive compensation, the payout of which is dependent on the achievement of certain performance levels by the Company. Based upon the value of each of these elements to the overall compensation mix and the relative value each has to the other, we believe the Company's compensation program is appropriately balanced. We believe that the mix of short- and long-term awards minimizes risks that may be taken, as any risks taken for short-term gains could ultimately jeopardize the Company's ability to meet the long-term performance objectives. Given the current balance of compensation elements, we do not believe WEC's compensation program incentivizes unreasonable risk taking by management. In addition, we believe the Compensation Committee's stock ownership guidelines, which require officers who participate in the long-term incentive compensation program to hold Company common stock and other equity-related Company securities having a minimum fair market value ranging from 150% to 300% of base salary, further discourage unreasonable risk taking by Company officers.

As part of this analysis, we also considered the nature of WEC's business as a public utility holding company and the fact that substantially all of its earnings and other financial results are generated by, or relate to, regulated public utilities. The highly regulated nature of WEC's business, including limits on the amount of profit the Company's public utility subsidiaries (and therefore, WEC) may earn, significantly reduces any incentive to engage in conduct that would be reasonably likely to have a material adverse effect on the Company.

WEC COMMON STOCK OWNERSHIP

The following table lists the beneficial ownership of WEC common stock of each director, nominee, named executive officer and all of the directors and executive officers as a group as of March 2, 2011, and includes the shares received as part of the two-for-one stock split on March 1, 2011. In general, "beneficial ownership" includes those shares as to which the indicated persons have voting power or investment power and stock options that are exercisable currently or within 60 days of March 2, 2011. Included are shares owned by each individual's spouse, minor children or any other relative sharing the same residence, as well as shares held in a fiduciary capacity or held in WEC's Stock Plus Investment Plan and 401(k) plan. Other than as indicated in Note 6 below, none of these persons beneficially owns more than 1% of the outstanding common stock.

	Shares Beneficially Owned[1]		
Name	Shares Owned[2] [3] [4] [5]	Option Shares Exercisable Within 60 Days	Total
John F. Bergstrom	21,036	--	21,036
Barbara L. Bowles	34,587	--	34,587
Patricia W. Chadwick	18,201	--	18,201
Robert A. Cornog	30,315	20,000	50,315
Curt S. Culver	9,519	--	9,519
Thomas J. Fischer	27,447	--	27,447
James C. Fleming	7,064	246,000	253,064
Gale E. Klappa	106,754	2,550,020	2,656,774 [6]
Frederick D. Kuester	56,023	910,500	966,523
Allen L. Leverett	31,231	1,159,520	1,190,751
Ulice Payne, Jr.	26,241	20,000	46,241
Kristine A. Rappé	20,620	100,400	121,020
Frederick P. Stratton, Jr.	38,718	--	38,718
All directors and executive officers as a group (15 persons)	494,851	5,250,030	5,744,881 [7]

[1] Information on beneficially owned shares is based on data furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as required for purposes of this proxy statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

[2] Certain directors, named executive officers and other executive officers also hold share units in the WEC phantom common stock account under WEC's deferred compensation plans as indicated: Mr. Bergstrom (32,934), Ms. Bowles (75), Mr. Cornog (45,880), Mr. Culver (42,477), Mr. Fleming (5,732), Mr. Kuester (5,847), Ms. Rappé (35,073), Mr. Stratton (37,119) and all directors and executive officers as a group (205,761). Share units are intended to reflect the performance of WEC common stock and are payable in cash. While these units do not represent a right to acquire WEC common stock, have no voting rights and are not included in the number of shares reflected in the "Shares Owned" column in the table above, the Company listed them in this footnote because they represent an additional economic interest of the directors, named executive officers and other executive officers tied to the performance of WEC common stock.

[3] Each individual has sole voting and investment power as to all shares listed for such individual, except the following individuals have shared voting and/or investment power (included in the table above) as indicated: Mr. Bergstrom (6,000), Mr. Cornog (15,340), Mr. Klappa (5,000), Mr. Kuester (24,422), Mr. Leverett (16,294), Mr. Stratton (9,200) and all directors and executive officers as a group (76,256).

[4] Certain directors and executive officers hold shares of restricted stock (included in the table above) over which the holders have sole voting but no investment power: Mr. Bergstrom (9,518), Ms. Bowles (9,518), Ms. Chadwick (9,519), Mr. Cornog (9,518), Mr. Culver (9,519), Mr. Fischer (9,519), Mr. Fleming (4,412), Mr. Klappa (53,447), Mr. Kuester (29,089), Mr. Leverett (12,468), Mr. Payne (9,518), Ms. Rappé (3,676), Mr. Stratton (9,518) and all directors and executive officers as a group (182,367).

[5] None of the shares beneficially owned by the directors, named executive officers and all directors and executive officers as a group are pledged as security.

[6] Represents approximately 1.1% of total WEC common stock outstanding on March 2, 2011.

[7] Represents approximately 2.5% of total WEC common stock outstanding on March 2, 2011.

Owners of More than 5%. The following table shows stockholders who reported beneficial ownership of more than 5% of WEC common stock, based on the information they have reported. This information is based upon Forms 13G filed with the Securities and Exchange Commission and reflects stock holdings as of December 31, 2010 that have been adjusted only to account for the two-for-one stock split on March 1, 2011. These holdings have not been otherwise adjusted for stock activity that may have occurred since December 31, 2010, if any.

Name and Address	Voting Authority		Dispositive Authority		Total Shares Beneficially Owned	Percent of WEC Common Stock
	Sole	Shared	Sole	Shared		
BlackRock, Inc. [1] 40 East 52nd Street New York, NY 10022	15,091,706	0	15,091,706	0	15,091,706	6.46%
The Vanguard Group, Inc. [1] 100 Vanguard Blvd. Malvern, PA 19355	292,040	0	11,517,168	292,040	11,809,208	5.05%

(1) Filed on behalf of itself and certain of its subsidiaries.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, directors and persons owning more than ten percent of WEC's common stock to file reports of ownership and changes in ownership of equity and derivative securities of WEC with the Securities and Exchange Commission and the New York Stock Exchange. Specific due dates for those reports have been established by the Securities and Exchange Commission, and the Company is required to disclose in this proxy statement any failure to file by those dates during the 2010 fiscal year. To the Company's knowledge, based on information provided by the reporting persons, all applicable reporting requirements for fiscal year 2010 were complied with in a timely manner.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company was not a party to any reportable transactions with related parties since January 1, 2010.

Compensation Committee Interlocks and Insider Participation – None of the persons who served as members of the Compensation Committee during 2010 was an officer or employee of the Company during 2010 or at any time in the past nor had reportable transactions with the Company.

AVAILABILITY OF FORM 10-K

A copy (without exhibits) of WEC's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission, is available without charge to any stockholder of record or beneficial owner of WEC common stock by writing to the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P. O. Box 1331, Milwaukee, Wisconsin 53201. The WEC consolidated financial statements and certain other information found in the Form 10-K are provided in our 2010 Annual Financial Statements and Review of Operations. The Form 10-K, along with this proxy statement and all of WEC's other filings with the Securities and Exchange Commission, is also available in the "Investor Relations" section of the Company's Website at www.wisconsinenergy.com.

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WISCONSIN ENERGY CORPORATION

OMNIBUS STOCK INCENTIVE PLAN

Amended and Restated

WISCONSIN ENERGY CORPORATION

OMNIBUS STOCK INCENTIVE PLAN

Table of Contents

WISCONSIN ENERGY CORPORATION

OMNIBUS STOCK INCENTIVE PLAN

1. **Purpose.** The Wisconsin Energy Corporation Omnibus Stock Incentive Plan (the "Plan") was originally established effective as of December 15, 1993 and most recently amended effective as of January 1, 2008 (the "2008 Restatement"). The purpose of the Plan is to enable Wisconsin Energy Corporation (the "Company") to offer directors, officers and key employees of the Company and its subsidiaries performance-based incentives and other equity interests in the Company, thereby attracting, retaining and rewarding such individuals and strengthening the mutuality of interest between such individuals and the Company's shareholders. The Plan is hereby amended and restated, in order to increase the number of shares of common stock available for benefits, and make other changes in the administration of the Plan.

2. **Administration.** The Plan shall be administered by a committee (the "Committee") which shall be the Compensation Committee of the Board of Directors or another committee consisting of not less than two directors of the Company appointed by the Board of Directors who are not employees. It is intended that the Committee members shall, at all times, qualify as "non-employee" directors within the meaning of Securities and Exchange Commission Regulation Section 240.16b-3 and as "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code, as amended (the "Code"). However, the failure to so qualify shall not affect the validity of any actions taken by the Committee in accordance with the provisions of the Plan. If, for any reason, the Committee does not qualify to administer the Plan, the Board of Directors may appoint a new Committee so as to comply. If, at any time, one or more members of the Committee is not an "outside director" within the meaning of Section 162(m) of the Code, then all determinations made pursuant to paragraph 12 with respect to a benefit that is intended to qualify for the performance-based exception to Section 162(m) shall be made by a subcommittee of the Committee consisting of all members who are outside directors, and such subcommittee shall constitute the Committee for all purposes hereof. The Committee shall have full authority to select the persons to whom benefits are granted, to determine the terms and conditions of all benefits and of award agreements, to approve any modifications to the terms and conditions of any outstanding benefit, to make all adjustments and determinations provided for in the Plan, and to interpret and construe all terms of the Plan and of any award agreement. All determinations made by the Committee in the administration of the Plan and the benefits granted hereunder shall be final, conclusive and binding on all parties. The Committee may specify the number of benefits to be granted to a group of key employees (other than officers subject to Section 16 of the Exchange Act), and the terms and conditions of such benefits, and delegate to the Chief Executive Officer, or any other officer of the Company, the authority to determine how such benefits shall be allocated among the key employees, and any benefit so granted to a key employee shall be considered to have been approved by the Committee for all purposes of the Plan.

3. **Eligibility.** Benefits under the Plan shall be granted only to directors, officers and key employees of the Company and its subsidiaries selected initially and from time-to-time thereafter by the Committee on the basis of the special importance of their services in the management, development and operations of the Company and its subsidiaries.

4. **Benefits.** The benefits awarded under the Plan shall consist of (a) stock options, (b) stock appreciation rights, (c) stock awards, (d) performance units, (e) restricted stock units, and (f) dividend equivalents, as the Committee, in its discretion, determines.

5. **Shares Reserved.**

(a) Subject to adjustment pursuant to paragraph 18, there is hereby reserved for issuance under the Plan an aggregate of 33,000,000 shares of common stock of the Company, plus the number of shares authorized for issuance under the 2008 Restatement that either are not reserved for issuance pursuant to benefits outstanding on the date on which this amendment and restatement of the Plan is approved by the shareholders pursuant to paragraph 22 (as adjusted for the 2-for-1 stock split that occurred on March 1, 2011) or are reserved for issuance pursuant to a benefit that subsequently lapses, expires, terminates or is cancelled or are subsequently reacquired as described below. Shares reserved for issuance may be authorized but unissued, treasury, or repurchased shares.

(b) The number of shares available for issuance shall be reduced by (i) the number of shares subject to each option or stand-alone stock appreciation right (defined in paragraph 7) granted, and by (ii) 4.23 multiplied by the number of shares issued under all other awards except options and stock appreciation rights, or the number reserved for issuance pursuant to a grant of restricted stock units or performance units (other than benefits made pursuant to the 2008 Restatement).

(c) If there is a lapse, expiration, termination or cancellation of any benefit prior to the issuance of shares thereunder or if shares are issued and thereafter are reacquired by the Company pursuant to rights reserved upon issuance thereof, those shares may again be used for new benefits under this Plan; provided that, in the case of a lapse, expiration, termination or cancellation of a stock award, or award of restricted stock units, not made pursuant to the 2008 Restatement, the number of shares that may be used for new benefits shall be the same number by which the number of available shares was reduced when the benefit was granted taking into account the 4.23 multiplier. In addition, shares that are not issued or are reacquired because the Committee elects to settle a benefit in cash, or a number of shares of stock are used to pay the exercise price or tax withholding obligation on a benefit, shall not again be available for new benefits.

(d) No participant may receive benefits in any calendar year during the term of the Plan in excess of the limits set forth below (each of which limits shall be applied separately).

(i) In the case of options and stand-alone stock appreciation rights, benefits covering a maximum of 1,500,000 shares; and

(ii) In the case of stock awards, performance units and restricted stock units, 1,500,000 shares (determined prior to application of the 4.23 multiplier).

In the case of a performance-based award that provides for a target number of shares and also provides that a larger number of shares (not exceeding twice the target) may be granted if the performance criteria are exceeded, the limits set forth above shall be based on the target award, provided that for purposes of paragraph 5(b), the number of shares available for issuance shall be reduced by the number of shares actually issued.

6. **Stock Options.** Stock options shall consist of options to purchase shares of common stock of the Company and shall be either incentive stock options or non-qualified stock options as determined by the Committee and as specified in the applicable award agreement. If the award agreement does not specify, the stock option shall be considered non-qualified. The option price shall be not less than 100% of the fair market value of the shares on the date the stock option is granted (or 110% of fair market value in the case of an incentive stock option granted to a 10% shareholder as defined in Section 422(b)(6) of the Code) and the price may be paid by check or, in the discretion of the Committee, by means of tendering, either directly or by attestation, shares of common stock of the Company then owned by the participant, by reducing the number of shares delivered upon exercise of the stock option, by broker-assisted cashless exercise, or by any combination of the foregoing methods or any other method consistent with applicable law that the Committee, in its sole discretion, approves. Stock options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at grant and set forth in the award agreement; provided, however, that except as otherwise provided in paragraph 14 or 18, no stock option shall be exercisable prior to six months after the stock option grant date nor later than ten years (or five years in the case of an incentive stock option granted to a 10% shareholder) after the grant date. The aggregate fair market value (determined as of the time the stock option is granted) of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under all option plans of the Company and its subsidiaries) shall not exceed $100,000. If, as a result of any accelerated vesting pursuant to an award agreement or as otherwise provided by the Committee, the number of shares with respect to which incentive stock options become exercisable during a year exceeds such limit, the stock options shall constitute incentive stock options to the extent of such limit in the order granted, and the excess shall be considered non-qualified options.

7. **Stock Appreciation Rights.** Stock appreciation rights may be granted either to the holder of any stock option granted hereunder (a "tandem stock appreciation right") or to a participant separate from any stock options granted to such participant (a "stand-alone stock appreciation right") and shall be subject to such terms and conditions consistent with the Plan as the Committee shall impose from time to time, including the following:

(a) A tandem stock appreciation right may be granted with respect to a stock option at the time of its grant or at any time thereafter up to six months prior to the stock options expiration. Tandem stock appreciation rights will permit the holder to surrender any related stock option or portion thereof which is then exercisable and elect to receive in exchange therefor cash in an amount equal to:

(i) The excess of the fair market value on the date of such election of one share of common stock over the option price, multiplied by

(ii) The number of shares covered by such option or portion thereof which is so surrendered.

(b) Stand-alone stock appreciation rights shall be granted pursuant to an award agreement that shall specify the exercise price (which shall not be less than the fair market value of a share of stock on the grant date), and shall also specify the time or times at which the stock appreciation right can be exercised, subject to such additional terms and conditions to exercise as shall be determined by the Committee at grant; provided, however, that except as otherwise provided in paragraph 14 or 18, no stand-alone stock appreciation right shall be exercisable prior to six months after the grant date nor later than ten years after the grant date. Upon exercise of all or a portion of a stand-alone stock appreciation right, the holder will be entitled to receive cash in an amount equal to:

(i) The excess of the fair market value on the date of such election of one share of common stock over the exercise price, multiplied by

(ii) The number of shares covered by such stock appreciation right or portion thereof which is so exercised.

(c) The Committee shall have the discretion to satisfy a participant's right to receive the amount of cash determined under paragraph (a) or (b) hereof in whole or in part by the delivery of common stock of the Company valued as of the date of the participant's election.

8. **Stock Awards.** Stock awards will consist of common stock transferred to participants without other payment therefor as additional compensation for their services to the Company or one of its subsidiaries. A stock award shall be subject to such terms and conditions as the Committee determines appropriate including, without limitation, restrictions on the sale or other disposition of such shares, the right of the Company to reacquire such shares without payment of consideration upon termination of the participant's employment within specified periods and conditions requiring that the shares be earned in whole or in part upon the achievement of performance goals established by the Committee over a designated period of time.

9. **Performance Units.** Performance units shall consist of monetary units granted to participants which may be earned in whole or in part if the Company achieves certain performance goals established by the Committee over a designated period of time. Each performance unit shall represent the conditional right of a participant to receive a payment equal to fair market value of a share of common stock on the settlement date, subject to satisfaction of such conditions as the Committee shall specify.

10. **Restricted Stock Units.** Restricted stock units shall consist of the grant to a participant of the right to receive upon the satisfaction of the conditions specified by the Committee, a specified number of shares of common stock without other payment therefor as additional compensation for the participants' services to the Company or one of its subsidiaries. A restricted stock unit award shall be subject to such terms and conditions as the Committee determines appropriate that must be satisfied prior to the transfer of the stock including, without limitation, continued employment through specified dates or the achievement of performance goals established by the Committee.

11. **Dividend Equivalents.** Dividend equivalents shall consist of the award to a participant, in connection with the award of a stock option, stand-alone stock appreciation right, performance unit or restricted stock unit, of a cash payment equal to all or a portion of the dividends that the participant would have received had the participant owned the number of shares of stock subject to the benefit on the record date for dividends paid by the Company. Dividends equivalents may be granted either at the same time the underlying benefit is granted, or at any time while the benefit is outstanding, and shall be subject to such terms and conditions as the Committee determines appropriate that must be satisfied prior to the transfer of the stock including, without limitation, continued employment through specified dates or the achievement of performance goals established by the Committee; provided, however, that if the underlying benefit is conditioned upon the achievement of performance goals, receipt of the dividend equivalent payments shall be conditioned at least upon achievement of a performance goal (which need not be the same goal), plus any additional conditions that the Committee deems appropriate. Dividend equivalent payments shall be paid at the times specified in the award agreement, which may be the record date for payment of the dividend, the date on which the underlying benefit either vests or is settled, or such other time or times as the Committee determines provided that the time of payment satisfies the requirements of Code Section 409A and the regulations thereunder. Notwithstanding the foregoing, payment of dividend equivalents granted with respect to a stock option or stand-alone stock appreciation right shall in no event be conditioned upon the participant's exercise of the underlying option or stock appreciation right.

12. **Performance Goals; Compliance with Code Section 162(m).** Vesting or settlement of any benefit may be conditioned upon the achievement of such performance goals as the Committee determines, which may include, without limitation any one or more of the following:

(i)	Earnings per share;	(viii)	Sales;
(ii)	Net earnings;	(ix)	Operating margin;
(iii)	Operating earnings;	(x)	Pre-tax margins;
(iv)	Return measures on shareholder equity, including total shareholder return;	(xi)	Pre-tax or after-tax return on invested capital;
(v)	Return on assets;	(xii)	Pre-tax or after-tax return on equity;
(vi)	Cash flow;	(xiii)	Gross profit margin; or
(vii)	Pre-tax earnings;	(xiv)	Stock price.

Each performance goal may be expressed on an absolute and/or relative basis and may be expressed in terms of growth in or maintenance of a specified performance goal, and may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company or any business unit thereof, and/or the past or current performance of other companies. The award agreement shall define the applicable performance goal, which definition may provide for adjustments and may include or exclude items, including but not limited to: realized investment gains and losses; other comprehensive income and accumulated other comprehensive income; extraordinary, unusual or infrequent items; effects of accounting changes, currency fluctuations, acquisitions, divestitures, or financing activities; expenses for restructuring or productivity initiatives and other non-operating items; provided, however, that except as otherwise provided by the Committee, the meaning of any term used in a performance goal that has an established definition under generally accepted accounting principles or generally accepted auditing standards shall have such meaning.

In the case of a benefit (other than a stock option or stand-alone stock appreciation right) that is intended to satisfy the requirements for the exception to the limitation on deductibility under Section 162(m) of the Code for performance-based compensation, the following shall apply:

(a) the performance goal shall be based solely upon one or more of the criteria listed above and shall be established by the Committee not later than the 90th day of the performance period (or within the first 25% of a performance period of less than one year);

(b) that any adjustments to the performance goals for the benefit which is designed to qualify for the performance-based exception to Section 162(m) shall be provided for in the terms of the original award agreement and based upon objectively determinable items so that a third party with knowledge of the relevant performance results could calculate the amount of the benefit to be paid to the participant;

(c) no amount shall be paid pursuant to a benefit intended to qualify for the performance-based exception until the Committee has certified the extent to which the applicable performance goal has been satisfied; and

(d) the Committee shall have no authority to increase the amount of any such benefit.

For purposes of the preceding paragraph, any benefit that is based solely upon one or more of the foregoing performance goals shall be presumed to be intended to qualify for the performance-based exception unless otherwise provided in the award agreement. Nothing contained herein shall be construed to prevent the Committee from granting any benefit that does not satisfy the performance-based exception to any participant, regardless of whether such Participant is or may become subject to Section 162(m) of the Code. No benefits may be granted that are intended to qualify for the performance-based exception (other than options and stock appreciation rights) after the fifth annual shareholder meeting that occurs after the meeting at which this restatement of the Plan is approved pursuant to paragraph 22 unless, prior to such date, the provisions of this paragraph 12 are again approved by the shareholders.

13. **Non-transferability.** Incentive stock options, nonqualified stock options and other benefits granted under this Plan shall not be transferable for value or consideration other than by will or the laws of descent and distribution and each stock option and stock appreciation right shall be exercisable during the participant's lifetime only by the participant or the participant's guardian or legal representative.

14. **Change in Control.** In the event of a change in control of the Company, all outstanding stock options and stock appreciation rights shall become immediately exercisable and all other benefits shall immediately vest with all performance goals deemed fully achieved. For these purposes, a "change in control" shall be deemed to have occurred if the event set forth in any one of the following subparagraphs shall have occurred:

(a) any person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities, excluding any person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (c) below; or

(b) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(c) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than (i) a merger or consolidation immediately following which the directors of the Company immediately prior to such merger or consolidation continue to constitute at least a majority of the board of directors of the Company, the surviving entity or any parent thereof or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(d) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement (or series of related agreements) for the sale or disposition by the Company of all or substantially all of the Company's assets, disregarding any sale or disposition to a company at least a majority of the directors of which were directors of the Company immediately prior to such sale or disposition.

For purposes of this "change of control" definition, the following terms shall have the meaning set forth below:

"Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

"Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company.

15. **Award Agreements; Other Provisions.** The terms and conditions of any benefit shall be set forth in an award agreement, which may also include such other provisions (whether or not applicable to the benefit awarded to any other participant) as the Committee determines appropriate, including such provisions as may be required to comply with federal or state securities laws and stock exchange requirements and understandings or conditions as to the participant's employment.

16. **Settlement of Benefits; Compliance with Section 409A.**

(a) All benefits shall be settled by the transfer of cash or stock, as the Committee determines, regardless of the method set forth in the award agreement, upon exercise or at such other time or times as set forth in the award agreement. Anything else contained in this Plan or an award agreement to the contrary notwithstanding, the Committee may settle any benefit by the transfer either of cash, of shares of common stock with an equivalent fair market value, or a combination of cash and stock, and the manner of settlement shall not affect the original characterization of the benefit, except that a transfer of stock in settlement of performance units or dividend equivalents originally designated to be settled in cash shall reduce the number of shares of stock available for issuance under the Plan.

(b) It is the Company's intent that any benefits granted under this Plan be structured to be exempt from Section 409A of the Code, including all Treasury Regulations and other guidance issuance pursuant thereto or to comply with the requirements of deferred compensation subject to Section 409A. To the extent any benefit under this Plan constitutes deferred compensation as defined in Section 409A (a "409A award"), the rules of this paragraph 16 shall apply to the extent required by Section 409A, notwithstanding any provision of the Plan or any award agreement to the contrary. For purposes of this paragraph 16, a benefit shall constitute a 409A award only if and to the extent either

(i) it is a benefit (other than a stock option, stand-alone stock appreciation right, or stock award) that is not subject to a substantial risk of forfeiture as defined in Section 409A (by reason of the participant having attained eligibility for retirement under an award agreement or employment agreement, having a definition of resignation for good reason in an employment agreement that is inconsistent with Section 409A, or otherwise), and the settlement of such benefit by the taxable payment of cash, stock or other property to the participant either actually occurs after the later of March 15 of the calendar year following the year in which the benefit ceases to be subject to a substantial risk of forfeiture (the "409A required payment date"), or the terms of the Plan or the benefit provide for the benefit to be settled after such date, or upon or after the occurrence of any event, that will or may occur later than the 409A required payment date; or

(ii) the Committee determines in good faith that the benefit is a 409A award.

(c) If any amount becomes payable under any 409A award by reason of a participant's termination of employment, and such participant incurs a termination of employment as defined by the Plan or the benefit that is not a "separation from service," as defined by Section 409A, then the participant's right to such payment, to the extent not already vested, shall be fully vested on the date of the termination of employment, but payment shall be deferred until the earliest of (i) the date the participant incurs a separation from service (or six months thereafter to the extent required by paragraph 16(e), (ii) the date that a "change in control event" with respect to the participant occurs as defined in Section 409A, (iii) the participant's death, and (iv) if the terms of the benefit provide for payment upon a specific vesting date, such vesting date. In such case, the Plan and benefit shall be construed as if "termination of employment" meant "separation from service." The Committee shall not exercise its discretion under the Plan in a manner inconsistent with the foregoing provisions.

(d) If any amount becomes payable under any 409A award by reason of a Change in Control, and a Change in Control occurs as defined by the Plan or the award agreement that is not a "change in control event" with respect to such participant, as defined by Section 409A, then the participant's right to such payment, to the extent not already vested, shall be fully vested on the date of the Change in Control, and the amount of such payment shall be determined as of such date, but payment shall be deferred until the earliest of (i) the date on which a change in control event occurs with respect to the participant, (ii) the date on which the participant incurs a separation from service (or six months thereafter to the extent required by paragraph 16(e), (iii) the participant's death, and (iv) if the terms of the benefit provide for payment upon a specific vesting date, such vesting date.

(e) No amount that becomes payable under any 409A award by reason of a participant's separation from service will be made to a participant who is a "specified employee" (as defined by Section 409A) until the earlier of: (i) the first day following the sixth month anniversary of the participant's separation from service, or (ii) the participant's date of death.

(f) To the extent that payment of any amount is required to be deferred to a specific date (the "409A deferral date") by reason of Section 409A, all amounts that would otherwise have been paid prior to the 409A deferral date shall be paid in a single lump sum on the first business day following the 409A deferral date, and the Committee may, in its sole discretion (but shall in no event be required to) permit an earlier payment to a participant to the extent necessary to alleviate a "severe financial hardship" resulting from an "unforeseeable emergency", as defined in Section 409A.

(g) For purposes of Section 409A, each "payment" (as defined by Section 409A) made under this Plan with respect to a 409A award shall be considered a "separate payment" for purposes of Section 409A.

(h) Any payment with respect to a 409A award that becomes payable upon a specified vesting date, as defined in the Plan or benefit, shall be paid as soon as practical after such vesting date, but not later than the last day of the calendar year in which the vesting date occurs (or, if later, the fifteenth day of the third month after the month that includes the vesting date).

(i) No participant shall have any right to defer the amount received upon exercise of a stock option or stock appreciation right. To the extent a participant is entitled to elect to defer the amount received upon settlement of any other benefit to a non-qualified deferred compensation plan maintained by the Company, such deferral shall be elected and administered in accordance with Section 409A, and the right to defer shall be disregarded for purposes of applying the short-term deferral rules to payments made under benefits granted hereunder, as provided under in Treasury Regulation Section 1.409A-1(b)(4).

(j) The Committee shall use commercially reasonable efforts to administer this Plan and each benefit in a manner that is consistent with Section 409A. Notwithstanding the foregoing, if any benefit granted under this Plan would fail to meet the requirements of Section 409A with respect to such benefit, then such benefit shall remain in effect and be subject to taxation in accordance with Section 409A. Neither the Company nor any member of the Committee shall have any liability for any tax imposed on a participant by Section 409A, and if any tax is imposed on the participant, the participant shall have no recourse against the Company or any member of the Committee for payment of any such tax.

17. **Fair Market Value.** The fair market value of the Company's common stock at any time shall be determined on the basis of the trading price of the stock in such manner as the Committee may deem equitable or as required by applicable law or regulation which shall include regulations regarding the determination of fair market value promulgated under Code Section 409A.

18. **Adjustment Provisions.**

(a) If the Company shall at any time take any action that changes, or could change, the number of issued shares of common stock or the value of the outstanding stock (including, without limitation, by reason of a stock dividend, recapitalization, reclassification, issuance of Stock, issuance of rights to purchase Stock, extraordinary cash dividend, issuance of securities convertible into or exchangeable for Stock, merger, consolidation, stock split, reverse stock split, spin-off, combination, exchange or conversion of shares, or any other similar type of event), the Committee shall make such adjustments to the number of shares available for issuance of benefits, and to the terms of outstanding benefits, as it may in its sole discretion determine to be appropriate and equitable to prevent any increase or decrease in the value of benefits, including without limitation changes in the (i) number and kind of shares of stock or other property (including cash) that may thereafter be issued in settlement of a benefit, including outstanding benefits, (ii) exercise price, grant price, or purchase price relating to any benefit; provided that, with respect to stock options or stock appreciation rights, such adjustment shall be made in accordance with Section 424(h) of the Code, as revised in accordance with Section 409A of the Code; (iii) performance goals, and (iv) individual limitations applicable to benefits.

(b) Notwithstanding any other provision of this Plan, and without affecting the number of shares reserved or available hereunder, the Board of Directors may authorize the issuance or assumption of benefits in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate.

(c) In the event of any merger, consolidation or reorganization of the Company with any other corporation, if the Company will not be the surviving entity, the Committee may either provide for there to be substituted, on an equitable basis as determined by the Committee, for each share of common stock then reserved for issuance under the Plan and for each share of common stock then subject to a benefit granted under the Plan, the number and kind of shares of stock, other securities, cash or other property to which holders of common stock of the Company will be entitled pursuant to the transaction; or may provide for each outstanding benefit to be fully vested and for there to be paid to the holder thereof the value in cash of the benefit as established by the terms of such transaction in full settlement of the participant's rights under the benefit; provided that, in the case of a stock option or stand-alone stock appreciation right, the amount paid shall be equal to the fair market value, as so determined of the value of the stock subject to the benefit over the exercise price of the benefit, and if the fair market value does not exceed the exercise price the stock option or stock appreciation right may be cancelled without payment of additional compensation.

19. **Taxes.** The Company shall be entitled to withhold the amount of any tax attributable to any shares deliverable under the Plan after giving the person entitled to receive the shares notice as far in advance as practicable and the Company may defer making delivery as to any benefit if any such tax is payable until indemnified to its satisfaction. The Committee may, in its discretion and subject to rules which it may adopt, permit a participant to pay all or a portion of the taxes arising in connection with any benefit under the Plan by electing to have the Company withhold shares of common stock from the shares otherwise deliverable to the participant, having a fair market value equal to the amount to be withheld.

20. **Term of Program; Amendment, Modification or Cancellation of Benefits.** No benefit shall be granted more than ten years after the date of the approval of the amendments to this Plan by the shareholders of the Company as presented for approval at the 2011 annual meeting or any adjournment thereof. The terms and conditions applicable to any benefits granted prior to such date may at any time be amended, modified or canceled by the Committee, or the Committee may waive any conditions to the vesting or settlement of any such benefits; provided that, except as otherwise provided in this Plan or an award agreement, or as the Committee determines to be necessary to satisfy any applicable law (including Section 409A of the Code), the Committee shall not cancel any outstanding benefit, or amend or modify any outstanding benefit, in a manner that is materially adverse to the participant to whom such benefit was granted without the prior written consent of the participant. However, the Company will not reduce the exercise price of outstanding options or cancel outstanding options and grant replacement options having a lower exercise price without the approval of the Company's shareholders. Adjustments pursuant to paragraph 18 shall not be subject to the foregoing limits of this paragraph 20.

21. **Amendment or Termination of Plan.** The Board of Directors may, at any time, amend or terminate the Plan, provided that (i) no such action may adversely affect any outstanding benefit previously awarded, in the absence of written consent by the participant, except for amendments that the Board of Directors determines to be necessary to satisfy any applicable law (including Section 409A of the Code), and (ii) adjustments pursuant to paragraph 18 shall not be subject to the foregoing limit of this paragraph 21. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding options or stock appreciation rights or cancel outstanding options or stock appreciation rights in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights without stockholder approval.

22. **Shareholder Approval.** This amendment and restatement of the Plan was adopted by the Board of Directors on January 20, 2011, subject to shareholder approval at the annual meeting to be held on May 5, 2011, and no benefits shall be granted under this Plan that could not have been granted under the 2008 Restatement until such approval is obtained. The Compensation Committee subsequently increased the number of shares reserved for issuance to account for the two-for-one stock split by unanimous consent dated February 10, 2011. If shareholder approval is not obtained at the 2011 annual meeting or any adjournment thereof, this amendment and restatement shall be null and void; provided that in such event all outstanding benefits made pursuant to the 2008 Restatement shall remain in effect in accordance with their terms. Shareholder approval of amendments to the Plan shall be obtained if required pursuant to securities laws or exchange requirements on which the Company's stock is listed.

23. **Clawback.** As determined appropriate by the Committee, any benefit awarded under the Plan to an officer subject to Section 16 of the Exchange Act may include provisions requiring its forfeiture (regardless of whether or not the benefit is otherwise vested) and/or recoupment by any method determined appropriate by the Committee, including but not limited to offset against other benefits under the Plan, if such benefit or any portion thereof is determined to be an Excess Award. For purposes of this section, an 'Excess Award' shall mean all or any portion of a benefit granted under the Plan that the Committee determines, in its sole discretion, either (A) was granted, vested and/or settled based on the financial results that were subsequently restated in any material respect due to conduct by the participant that the independent directors of the Board of Directors or a committee of such board determine, in their sole discretion, was knowing, intentionally fraudulent or illegal, (B) the value of such benefit was affected by the financial results that were subsequently restated in any material respect as provided in (A), or a forfeiture or recoupment is otherwise required by any provision of applicable law or exchange listing requirements.

STOCKHOLDER INFORMATION

ACCOUNT INFORMATION

- Visit **www.bnymellon.com/shareowner/equityaccess.** Wisconsin Energy's transfer agent, BNY Mellon Shareowner Services, provides registered stockholders secure account access. Stockholders can view share balances, market value, tax documents and account statements, review answers to frequently asked questions, perform many transactions and sign up for MLink[sm], the paperless communication program from BNY Mellon. MLink also features electronic delivery of your annual meeting materials.

- Write to:
  Wisconsin Energy Corporation
  c/o BNY Mellon Shareowner Services
  P.O. Box 358035
  Pittsburgh, PA 15252-8035

- Call BNY Mellon Shareowner Services at **800-558-9663**. Service representatives are available from 7 a.m. to 7 p.m. Central time on business days. An automated voice-response system also provides information 24 hours a day, seven days a week.

Securities analysts and institutional investors may contact our Investor Relations Line at **414-221-2592.** Stockholders who hold Wisconsin Energy stock in brokerage accounts should contact their brokerage firm.

STOCK PURCHASE PLAN

Wisconsin Energy's Stock Plus Investment Plan provides a convenient way to purchase WEC common stock and reinvest dividends. To review the Prospectus and enroll, go to **www.wisconsinenergy.com** and select the Investor Relations tab. You also may contact BNY Mellon Shareowner Services at **800-558-9663** to request an enrollment package. This is not an offer to sell, or a solicitation of an offer to buy, any securities. Any stock offering will be made only by Prospectus.

DIVIDENDS

Dividends, as declared by the board of directors, typically are payable on the first day of March, June, September and December. Stockholders may have their dividends deposited directly into their bank accounts. Contact BNY Mellon Shareowner Services to request an authorization form.

INTERNET ACCESS HELPS REDUCE COSTS

You may access **www.wisconsinenergy.com** for the latest information about Wisconsin Energy Corporation. The site provides access to financial, corporate governance and other information, including Securities and Exchange Commission reports.

DUPLICATE MAILINGS

To combine accounts or to discontinue multiple mailings of the proxy statement and annual report, contact BNY Mellon Shareowner Services.

ANNUAL CERTIFICATIONS

Wisconsin Energy has filed the required certifications of its Chief Executive Officer and Chief Financial Officer under the Sarbanes-Oxley Act regarding the quality of its public disclosures. These exhibits can be found in the company's Form 10-K for the year ended Dec. 31, 2010. The certification of Wisconsin Energy's Chief Executive Officer regarding compliance with the New York Stock Exchange corporate governance listing standards will be filed with the NYSE following the 2011 Annual Meeting of Stockholders. Last year, we filed this certification with the NYSE on June 4, 2010.

CORPORATE GOVERNANCE

Wisconsin Energy is proud of its tradition of sound corporate governance practices. Wisconsin Energy has consistently received a perfect 10 — the highest possible score — from GovernanceMetrics International (GMI) for excellence in corporate governance. GMI, a corporate governance research and ratings agency, evaluates more than 4,200 companies worldwide.


Wisconsin Energy
Corporation


Wisconsin Energy
Corporation

231 W. MICHIGAN ST.

P.O. BOX 1331

MILWAUKEE, WI 53201

414-221-2345

www.wisconsinenergy.com


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